Received SEC

MAY 0 9 2014

Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2014

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant's name into English)

Board Secretariat's Office
Kong Gang San Lu, Number 88
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit Index

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date May 5, 2014

By ______________________

Name: Wang Jian

Title: Joint Company Secretary


00003
WORLD-CLASS
Hospitality WITH
Eastern Charm
世界品位 東方魅力
ANNUAL REPORT 2013 年報

中國東方航空
CHINA EASTERN

SKYTEAM

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(在中華人民共和國註冊成立的股份有限公司)

(Stock Code 股份代號: 00670)


CHINA EASTERN
中國東方航空

Contents

Definitions

In this report, unless the context otherwise requires, the following expressions have the following meanings:

AFTK	the number of tonnes of capacity available for the carriage and cargo and mail multiplied by the distance flown
ATK	the number of tonnes of capacity available for the carriage of revenue load (passengers and cargo) multiplied by the distance flown
Articles of Association	the articles of association of the Company
ASK	the number of seats made available for sale multiplied by the distance flown
Board	the board of directors of the Company
CAAC	Civil Aviation Administration of China
CEA Development	上海東方航空實業有限公司 (CEA Development Co.), which is a shareholding company under CEA Holding, and is interested as to 95% and 5% by CEA Holding and the Company respectively
CEA Holding	China Eastern Air Holding Company, the controlling shareholder of the Company
CEA Northwest	中國東方航空西北公司 (China Eastern Air Northwest Company), a company wholly-owned by CEA Holding
CES Finance	東航金戎控股有限責任公司 (CES Finance Holding Co. Ltd), a wholly-owned subsidiary of CEA Holding and a substantial shareholder of the Company
CES Global	東航國際控股(香港)有限公司 (CES Global Holdings (Hong Kong) Limited), an indirect wholly-owned subsidiary of CEA Holding, a direct wholly-owned subsidiary of CES Finance and a substantial shareholder of the Company
CES Media	東方航空傳媒股份有限公司 (China Eastern Airlines Media Co., Ltd), which is a shareholding company under CEA Holding, and is interested as to 55% and 45% by CEA Holding and the Company respectively
China Eastern Airlines, CEA, or the Company	中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited)
China Cargo Airlines	中國貨運航空有限公司 (China Cargo Airlines Co., Ltd.), a shareholding company under Eastern Logistics, which is a wholly-owned subsidiary of the Company
China United Airlines	中國聯合航空有限公司 (China United Airlines Co., Ltd.), a wholly-owned subsidiary of the Company
Code	the Corporate Governance Code set out in Appendix 14 to the Listing Rules
Code sharing	Code sharing is a widely adopted marketing arrangement for all airlines across the world. Pursuant to the code sharing agreements entered into with other airlines, an airline may conduct sales for the seats of code sharing flights operated by other airlines as its own products
CSRC	the China Securities Regulatory Commission
Direct tagging of luggage	to tag luggage directly from departing airport to the destination
Directors	the directors of the Company
Eastern Air Catering Company	東方航空食品投資有限公司 (Eastern Air Catering Investment Co. Ltd.), which is a shareholding company under CEA Holding, and is interested as to 55% and 45% by CEA Holding and the Company respectively
Eastern Air Finance Company	東航集團財務有限責任公司 (Eastern Air Group Finance Co., Ltd.), which is a shareholding company under CEA Holding, and is interested as to 53.75%, 21.25% and 25% by CEA Holding, CES Finance and the Company respectively
Eastern Air Overseas	Eastern Air Overseas (Hong Kong) Co., Ltd., a wholly-owned subsidiary of the Company
Eastern Airlines Investment	上海東航投資有限公司 (Shanghai Eastern Airlines Investment Co., Ltd), a wholly-owned subsidiary of CEA Holding
Eastern Aviation Import & Export Company	東方航空進出口有限公司 (Eastern Aviation Import & Export Company), which is a shareholding company under CEA Holding, and is interested as to 55% and 45% by CEA Holding and the Company respectively
Eastern Logistics	Eastern Airlines Logistics Co., Ltd., a wholly-owned subsidiary of the Company
Eastern Tourism	東航旅業投資(集團)有限公司 (Eastern Air Tourism Investment Group Co., Ltd), a wholly-owned subsidiary of CEA Holding
Eastern Travel	上海東航國際旅行社有限公司 (Shanghai Eastern Air International Travel Service Co., Ltd), a direct wholly-owned subsidiary of Shanghai Tours and an indirect subsidiary of the Company
Freight load factor	the ratio of freight volume to AFTK

Freight volume	the product of the weight of cargo and mail for each flight segment and the distance of the flight segment
Frequent flyer program	the promotional method which mainly offers rewards to passengers who frequently take the flights of the airlines by accumulating flight kilometres
Group	the Company and its subsidiaries
HKSCC	香港中央結算(代理人)有限公司 (Hong Kong Securities Clearing Company Ltd.), which operates the Central and Clearing and Settlement System of Hong Kong and is a recognized clearing institution. Hong Kong Securities Clearing Company Ltd. is a wholly-owned subsidiary of the Hong Kong Stock Exchange. Securities of investors are deposited in concentration in Hong Kong Securities Clearing Company Ltd.
Hong Kong Stock Exchange	The Stock Exchange of Hong Kong Limited
IFRS	International Financial Reporting Standards
Jetstar Hong Kong	Jetstar Hong Kong Limited, an associate of the Company
Jetstar International	Jetstar International Group Holdings Co., Limited, a wholly-owned subsidiary of Qantas
Listing Rules	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
Model Code	the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules
NYSE	the New York Stock Exchange
Passenger load factor	the ratio of passenger volume to ASK
Passenger volume	the product of passenger traffic volume (persons) for each flight segment and the distance of the flight segment
PRC	the People's Republic of China
Qantas	Qantas Airways Limited
RFTK	cargo and mail load in tonnes multiplied by the distance flown
RPK	the number of passengers carried multiplied by the distance flown
RTK	load (passenger and cargo) in tonnes multiplied by the distance flown
RTK revenue	the ratio of the sum of passenger traffic revenue and freight traffic revenue to total traffic volume
SFO	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
Shanghai Airlines	上海航空有限公司 (Shanghai Airlines Co., Ltd.), a wholly-owned subsidiary of the Company
Shanghai Dongmei	上海東美航空旅遊有限公司 (Shanghai Dongmei Aviation Tourism Co., Ltd.), which is a shareholding company under CEA Holding, and is interested as to 72.84% and 27.16% by CEA Holding and the Company respectively
Shanghai Tours	上海航空國際旅遊(集團)有限公司 (Shanghai Airlines Tours International (Group) Co., Ltd.), a wholly-owned subsidiary of the Company
Shareholder(s)	the shareholder(s) of the Company
Shun Tak Holdings	Shun Tak Holdings Limited
Shun Tak Investor	Go Harvest Investments Limited, a wholly-owned subsidiary of Shun Tak Holdings
SkyTeam Alliance	SkyTeam Alliance, one of the three major airlines alliances in the world. Please refer to the website http://www.skyteam.com/for more details about SkyTeam Alliance
Supervisors	the supervisors of the Company
The end of the Reporting Period	31 December 2013
The Reporting Period	from 1 January 2013 to 31 December 2013
Total traffic volume	the product of the weight of passengers, cargo and mails and the distance of the flight segment (every adult passenger accounts for 90 kilogrammes)
USA	the United States of America
Weight of freight carried	the actual weight of freight carried

Financial Highlights

(Prepared in accordance with International Financial Reporting Standards)

Expressed in RMB millions

	2009	2010	2011	2012	2013
Year ended 31 December					
Revenues	38,989	73,804	82,403	85,253	88,245
Other operating income	1,288	658	1,062	1,833	2,725
Operating expenses	(38,340)	(68,664)	(79,201)	(82,734)	(89,394)
Operating profit/(loss)	1,937	5,798	4,264	4,352	1,576
Finance income/(cost), net	(1,549)	(347)	561	(1,349)	576
Profit/(loss) before income tax	365	5,519	4,932	3,137	2,217
Profit/(loss) for the year attributable to the equity shareholders of the Company	280	5,056	4,661	3,072	2,373
Earning/(loss) per share attributable to the equity shareholders of the Company (RMB)[1]	0.04	0.45	0.41	0.27	0.20

	2009	2010	2011	2012	2013
At 31 December					
Cash and cash equivalents	1,735	3,078	3,861	2,512	1,995
Net current liabilities	(28,648)	(27,184)	(29,679)	(35,948)	(40,472)
Non-current assets	65,035	91,293	101,092	111,214	127,458
Long term borrowings, including current portion	(16,928)	(27,373)	(30,321)	(32,856)	(36,175)
Obligations under finance leases, including current portion	(19,370)	(19,208)	(20,261)	(21,858)	(23,135)
Total share capital and reserves attributable to the equity shareholders of the Company	(1,287)	12,094	17,132	20,207	26,902

(1) The calculation of earnings per share for 2009 is based on the consolidated profit attributable to the equity shareholders of the Company divided by the weighted average number of shares of 6,436,828,000; the calculation of earnings per share for 2010 is based on the consolidated profit attributable to the equity shareholders of the Company divided by the weighted average number of 11,149,426,000 ordinary shares in issue. The calculation of earnings per share for 2011 and 2012 is based on the consolidated profit attributable to the equity shareholders of the Company divided by 11,276,538,860 ordinary shares in issue. The calculation of earnings per share for 2013 is based on the consolidated profit attributable to the equity shareholders of the Company divided by the weighted average number of 12,091,881,000 ordinary shares in issue.

Revenues

(RMB millions)


88,245
09
10
11
12
13

Operating Profit/(Loss)

(RMB millions)


1,576
09
10
11
12
13

Summary of Accounting and Business Data

(Prepared in accordance with PRC Accounting Standards)

Profit for the year ended 31 December 2013

	RMB million
Net profit	2,096
Income from main operations	6,565
Income from other operations	1,106
Income from investments	68
Net income outside business	3,262

Major Accounting Data & Financial Indicators

(Expressed in RMB Million)

	2012	2013
1. Operation revenue	86,409.26	88,009.24
2. Net profit attributable to the equity shareholders of the Company	3,173.20	2,376.04
3. Total assets	121,670.63	137,776.51
4. Shareholders' equity	19,444.23	26,290.72
5. Earnings per share (RMB)	0.28	0.20
6. Net assets per share (RMB)	1.72	2.07

Notes:

1. Calculation of major financial indicators:
   Earnings per share = Net profit attributable to the equity shareholders of the Company ÷ weighted average number of ordinary shares outstanding
   Net assets per share = shareholders' equity at the end of the year ÷ total number of ordinary shares at the end of the year



C0010

Summary of Selected Operating Data

	2013	2012	Change
Capacity			
ATK (available tonne – kilometres) (millions)	21,714.78	19,721.41	10.11%
– Domestic routes	11,572.95	10,531.56	9.89%
– International routes	9,377.23	8,493.45	10.41%
– Regional routes	764.60	696.40	9.79%
ASK (available seat – kilometres) (millions)	152,075.22	136,723.95	11.23%
– Domestic routes	104,459.31	95,167.75	9.76%
– International routes	42,181.19	36,472.11	15.65%
– Regional routes	5,434.72	5,084.09	6.90%
AFTK (available freight tonne – kilometres) (millions)	8,028.01	7,416.25	8.25%
– Domestic routes	2,171.61	1,966.46	10.43%
– International routes	5,580.93	5,210.96	7.10%
– Regional routes	275.47	238.84	15.34%
Hours flown (thousands)	1,540.39	1,404.52	9.67%
Traffic			
RTK (revenue tonne – kilometres) (millions)	15,551.78	14,406.48	7.95%
– Domestic routes	8,321.46	7,705.32	8.00%
– International routes	6,749.46	6,243.40	8.11%
– Regional routes	480.85	457.76	5.04%
RPK (revenue passenger – kilometres) (millions)	120,461.13	109,112.68	10.40%
– Domestic routes	82,811.97	76,155.58	8.74%
– International routes	33,600.01	29,105.09	15.44%
– Regional routes	4,049.14	3,852.01	5.12%
RFTK (revenue freight tonne – kilometres) (millions)	4,857.18	4,700.90	3.32%
– Domestic routes	959.29	922.68	3.97%
– International routes	3,774.61	3,661.41	3.09%
– Regional routes	123.28	116.82	5.53%
Number of passengers carried (thousands)	79,093.68	73,077.06	8.23%
– Domestic routes	67,142.33	62,360.47	7.67%
– International routes	8,991.71	7,903.00	13.78%
– Regional routes	2,959.64	2,813.59	5.19%
Weight of freight carried (kg) (millions)	1,410.29	1,416.48	-0.44%
– Domestic routes	697.53	679.85	2.60%
– International routes	613.56	641.94	-4.42%
– Regional routes	99.20	94.69	4.76%

	2013	2012	Change
Load factors			
Overall load factor (%)	71.62	73.05	-1.43 pts
– Domestic routes	71.90	73.16	-1.26 pts
– International routes	71.98	73.51	-1.53 pts
– Regional routes	62.89	65.73	-2.84 pts
Passenger load factor (%)	79.21	79.81	-0.60 pts
– Domestic routes	79.28	80.02	-0.74 pts
– International routes	79.66	79.80	-0.14 pts
– Regional routes	74.51	75.77	-1.26 pts
Freight load factor (%)	60.50	63.39	-2.89 pts
– Domestic routes	44.17	46.92	-2.75 pts
– International routes	67.63	70.26	-2.63 pts
– Regional routes	44.75	48.91	-4.16 pts
Yields and costs			
Revenue tonne – kilometres yield *(RMB)*	5.18	5.51	-6.10%
– Domestic routes	6.23	6.68	-6.81%
– International routes	3.68	3.89	-5.40%
– Regional routes	8.08	8.04	0.45%
Passenger – kilometres yield *(RMB)*	0.61	0.65	-7.51%
– Domestic routes	0.61	0.66	-7.28%
– International routes	0.56	0.62	-9.12%
– Regional routes	0.85	0.84	1.21%
Freight tonne – kilometres yield *(RMB)*	1.57	1.71	-8.31%
– Domestic routes	1.30	1.44	-9.76%
– International routes	1.56	1.70	-8.24%
– Regional routes	3.71	3.94	-5.84%

Fleet Structure as at 31 December 2013

(Units)

No.	Model	Self-owned and under finance lease	Under operating lease	Sub-total	Average fleet age (Years)
Passenger aircraft Total		**302**	**149**	**451**	**6.72**
Wide-body aircraft		44	11	55	7.8
1	A340-600	5	–	5	9.99
2	A330-300	8	7	15	6.73
3	A330-200	18	3	21	2.53
4	A300-600R	7	–	7	19.03
5	B767	6	1	7	13.15
Narrow-body aircraft		258	138	396	6.57
6	A321	33	–	33	4.11
7	A320	101	44	145	6.41
8	A319	15	8	23	6.41
9	B757-200	5	3	8	12.26
10	B737-800	28	66	94	4.33
11	B737-700	42	17	59	7.38
12	B737-300	16	–	16	17.55
13	CRJ-200	8	–	8	12.16
14	EMB-145LR	10	–	10	7.26
Total number of freighters		**3**	**11**	**14**	**11.16**
15	A300-600R	1	–	1	23.49
16	B747-400ER	2	3	5	12.91
17	B757-200F	–	2	2	24.4
18	B777F	–	6	6	3.24
Total number of passenger aircraft and freighters		**305**	**160**	**465**	**6.86**
Business aircraft in custody				**13**	
Total number of aircraft				**478**	

Fleet plan sheet

The fleet of the Group in the future will mainly comprise of models such as B777 Series for long haul, A330 Series for long-and-medium haul, and A320 Series and B737NG Series for medium-and-short haul. Older aircraft models of high energy-consumption will be surrendered as appropriate. Details of the expected fleet plan from 2014 to 2018 are as follows:

Introduction and Retirement Plan of Aircraft for 2014 to 2018

(Units)

Model	2014		2015		2016		2017		2018	
	Introduction	Retirement	Introduction	Retirement	Introduction	Retirement	Introduction	Retirement	Introduction	Retirement
Passenger aircraft										
A320 Series	34	16	26	9	25	6	15	–	15	–
A330 Series	8	–	7	–	–	–	–	–	–	10
A340-600	–	1	–	4	–	–	–	–	–	–
A300-600	–	7	–	–	–	–	–	–	–	–
B777 Series	4	–	5	–	5	–	3	–	3	–
B737NG	27	7	37	10	15	10	–	17	–	5
B757	–	2	–	1	–	–	–	–	–	–
B767	–	1	–	–	–	–	–	–	–	–
CRJ	–	8	–	–	–	–	–	–	–	–
EMB-145LR	–	–	–	5	–	5	–	–	–	–
Total number of passenger aircraft	**73**	**42**	**75**	**29**	**45**	**21**	**18**	**17**	**18**	**15**
Freighters										
A300-600F	–	1	–	–	–	–	–	–	–	–
B747F	–	1	–	1	–	–	–	1	–	–
Total number of freighters	–	**2**	–	**1**	–	–	–	**1**	–	–
Total	**73**	**44**	**75**	**30**	**45**	**21**	**18**	**18**	**18**	**15**

Note: The abovementioned quantity and timing for the introduction and retirement of aircraft shall be subject to adjustment based on market conditions.

C0014

January 2013

8 January

On 8 January, the Company was awarded "2012 Brand Golden Fair Award – Annual Corporate Social Responsibilities Brand".

March 2013

20 March

On 20 March, the Company was recognised for the first time as one of the Top 10 Companies with the Best Corporate Social Responsibility (企業社會責任排行榜前10強).

April 2013

18 April

On 18 April, the Company's trademark "Eastern Miles" and the "Red Base White Crane Trademark" of Shanghai Airlines were recognised as "Shanghai Renowned Trademarks" by Shanghai Industry and Commerce Administration.

26 April

On 26 April, the Company's Wuhan-San Francisco international flight was officially commenced. This represents the construction of a convenient aerial passageway between Optic Valley in China and Silicon Valley in the USA.

May 2013

1 May

The uniforms of the Company's pilots, flight attendants and ground crew were changed since 1 May to build up a brand new image.

6 May

On 6 May, the Company was awarded one of the "Shanghai Top 10 Brands" of the year 2012.

26 May

On 26 May, the Company's Corporate Social Responsibility Report 2012 was given a professional recognition of "Four-star Outstanding Report" by Economics Division of Chinese Academy of Social Sciences.




2013年度《财富》（中文版）企业社会责任排行榜


上海-旧金山航线


ASIAMONEY
BEST
MANAGED
COMPANIES
2013
BEST MANAGED
COMPANY IN CHINA
– MEDIUM CAP

June 2013

5 June

On 5 June, China Cargo Airlines Co. Ltd., a wholly owned subsidiary of the Company, officially announced its participation in the SkyTeam Cargo in Munich, Germany.

August 2013

20 August

On 20 August, the inaugural flight of Chongqing to Los Angeles flight launched by the Company was successfully completed.

September 2013

2 September

On 2 September, the e-commerce website www.eaemall.com under Eastern Airlines Logistics Co., Ltd., a wholly owned subsidiary of the Company, was duly revised and launched.

26 September

On 26 September, the Company was awarded "Best Mid-cap Company" by Hong Kong Asiamoney Magazine.

October 2013

18 October

On 18 October, the inaugural flight of Shanghai-Manila flight launched by the Company was successfully completed.

November 2013

20 November

On 20 November, Eastern Airlines Logistics Co., Ltd, a wholly owned subsidiary of the Company, was honored as one of the "Top 10 Competitive Chinese Logistics Enterprises 2013" (2013中國十大競爭力物流企業).

28 November

On 28 November, the Company was granted "Best Listed Company Award" and "Listed Company with the Best Investors Relation Management" at the 2013 China Securities Golden Bauhinia Award ceremony.




企业社会责任25强
中国东方航空股份有限公司
China Eastern Airlines Corporation Limited




东航开通重庆——洛杉矶定

Chairman's Statement



Liu Shaoyong
Chairman

Dear shareholders,

I am pleased to present the report on the operating results of the Group for the year ended 31 December 2013. On behalf of the entire staff of the Group, I would like to extend my sincere thanks to the Shareholders.

Business Overview

In 2013, the world's developed countries' economies recovered slowly while the growth of emerging economies shrank rapidly and fuel price remained high. The economic growth of China had sustained but in a declining rate. The demand of domestic high-end business customers dropped. The rapid growth of domestic civil aviation flight capacity has intensified market competition. The Group proactively responded to the tough economic environment. On a pre-condition that safety could be stable and under control, we continuously optimized our fleet structure, timely adjusted our routes and flight capacity allocation, strengthened our marketing, improved service quality and developed pushed forward information technology construction and business transformation. In 2013, the Group recorded operating revenue of RMB88,245 million, representing an increase of 3.51% from the same period last year. Net profit attributable to the Company was RMB2,373 million, representing a decrease of 22.76% from the same period last year.

In 2013, the Group adjusted its flight capacity allocation in a timely manner and maintained refine pricing and cabin space management according to changes in market demand, so as to sustain a steady growth in passenger transportation business. In respect of our domestic business, with the enhanced constructions of Shanghai core hub, as well as Kunming and Xi'an regional hubs, we continued to optimize route network and flight schedule. In respect of our regional (Hong Kong, Macau and Taiwan) business, we maintained our competitiveness and influence of routes in Hong Kong, Macau and Taiwan region through increasing the frequency of flights and optimization of aircraft models. In respect of our international business, we flexibly adjusted the flight capacity allocated to routes to Japan according to changes in Chinese and Japanese markets. At the same time, we seized the opportunity of the rapid growth in the number of outbound passengers and increase the flight capacity routes to North American, European, Korean and Southeast Asian etc.. In 2013, the Group has put in available seat – kilometres (ASK) of 152,075.22 million passenger-kilometres, representing an increase of 11.23% from the same period last year. Number of passengers carried in 2013 was 79.0937 million, representing an increase of 8.23% from the same period last year. Passenger load factor in 2013 was 79.21%, representing a decrease of 0.60 percentage point from the same period last year. Passenger revenue in 2013 amounted to RMB72,928 million, representing an increase of 2.11% from the same period last year.

In 2013, the Group accounted for 48.7%, 37.7%, 44.4% and 31.3% of the total market share at Shanghai Hongqiao International Airport, Shanghai Pudong International Airport, Kunming Airport and Xi'an Airport, respectively, in terms of total flight departures and arrivals, and accounted for 47.4%, 35.4%, 41.2% and 31.5% of the total market share at Shanghai Hongqiao International Airport, Shanghai Pudong International Airport, Kunming Airport and Xi'an Airport, respectively, in terms of passenger throughput. The Group maintained relatively strong influence in its core markets such as Shanghai, Kunming and Xi'an.

Global aviation freight transportation industry was still at the trough stage in 2013. Some of the domestic express delivery corporations started to enter into the aviation freight transportation industry. Therefore, market competition was intensified and the Group was facing more difficulties in operating its freight transportation business. The Group adapted to the changes in market demand by reducing its size of freight fleet and optimizing its route network, proactively engaging in its business transformation and developing value-added services such as logistics integration and express delivery, etc.. In 2013, available freight tonne – kilometres (AFTK) of the Group was 8,028.01 million tonne – kilometres, representing an increase of 8.25% from the same period last year. Weight of freight carried in 2013 was 1,410.29 million kilogrammes, representing a decrease of 0.44% from the same period last year. Freight load factor in 2013 was 60.50%, representing a decrease of 2.89 percentage points from the same period last year. Freight traffic revenue in 2013 was RMB7,603 million, representing a decrease of 5.26% from the same period last year.

Review of Operations

Safe operation

The Group puts great emphasis on safety management and strictly implements safety responsibility. We have set a safety management warning line to strengthen the safety awareness of our operation staff. The Group also continues to strengthen its construction of the SMS (Safety Management System) and enhances its risk management ability. A research institute of flight safety technology application was established to improve the analysis work of safety information and scientific management. In 2013, the Group had 1.5404 million of safe hours flown which increased by 9.67% from the same period last year.

Fleet structure

In 2013, the Group introduced 58 new aircraft, including A330 Series for long-and-medium haul, A320 Series for medium-and-short haul and B737NG. It surrendered 9 aircraft, 4 of which were passenger aircraft of A320, B737-700 and B757-200 models; 5 of which were freighters of MD-11 and A300-600R models.

As at 31 December 2013, the Group operated a fleet of 478 aircraft, which included 451 passenger aircraft, 14 freighters and 13 business aircraft held in custody.

Hub development

The Group strived to further expand the influence of its hub network by sustainably strengthening the development of its core hub in Shanghai and regional hubs in Kunming and Xi'an and it maintained relatively strong influence in core markets such as Shanghai, Kunming and Xi'an as a result. By increasing the frequency of flights for express routes and quasi-express routes such as Shanghai to Kunming, Xiamen and Dalian, and international routes such as Shanghai to Paris, Vancouver and Hawaii, etc., as well as introducing new international flight destinations such as San Francisco and Manila, the influence of the Company in Shanghai hub market was further enhanced. The Group's flight system at Shanghai Pudong hub was further optimized and the transit connection opportunities of the Group's flights at Shanghai Pudong Airport was increased accordingly. Meanwhile, the transit assurance ability of the Group in Shanghai Pudong Airport increased sustainably. The MCT (the minimum connecting time) of the international-domestic transit was reduced to 90 minutes. Direct tagging of luggage at the same airport in Shanghai for transit passengers and cross-terminal interline transit between the two terminals at Pudong Airport are available. In addition, 24-hour immigration procedures-free direct transits between international flights is attained.

Leveraging on opportunities arising from the release of time slots at the new Kunming airport, the Group allocated more flight capacities by increasing the frequency of flights for international routes from Kunming to Vientiane, Dhaka and Chiang Mai, promoting flying to "South Asia, Southeast Asia and West Asia", providing full coverage over routes from Kunming to other provincial capitals in the PRC, as well as increasing the frequency and optimizing the morning and night flight system of the Group's flights going to Kunming.






中國東方航空
CHINA EASTERN
V5
lounge

The Group adjusted the flight plan of Xi'an hub according to its seasonal features by focusing on the development of plateau routes, introducing new route from Xi'an to Lijiang and increasing the frequency of flights for routes from Xi'an to Lhasa and Jiuzhaigou.

Passenger transportation marketing

By strengthening its centralized control on pricing, the Group enhanced its marketing management ability. We tracked market sales situation and analyzed marketing data in time to adjust transportation price. We also expanded our marketing channels continuously through development and enhancement of different marketing products. For example, we promoted sale products such as cabin upgrade on ground, packages, etc., developed ground connection services such as Air-Rail Service and Air-Bus Service and cooperated with Disney, brand hotel groups, and renowned international travel enterprises to develop travel products. In the meantime, the Group emphasized on the development and maintenance of customer resources to explore customer value intensively. As at the end of 2013, the Group's total number of group customers has reached 4,989 and the proportion of income from group customers increased by 5.4 percentage points from the same period last year. The number of our frequent flyer members reached 20.83 million and their number of second flights increased by 3.3 percentage points from the same period last year. Direct sales income increased by 2.8 percentage points as we increasingly promoted direct sales.

Alliance and cooperation

By proactively utilising the SkyTeam Alliance platform and route network of SkyTeam member airlines, the Group was able to expand its route network to 1,024 destinations in 178 countries around the world. The Group has also commenced code-sharing operations with 11 SkyTeam member airlines, covering 242 routes. In addition, the Group sustainably commenced intensive cooperation with SkyTeam members in projects of the alliance such as Sky Priority, Sky Hub and Sky Port. It also commenced extensive and intensive cooperation with crucial SkyTeam members such as Air France – KLM Group, Delta Airlines, China Southern Airlines, Xiamen Airlines and China Airlines from Taiwan to continuously promote brand image of the Company and the alliance. In the meantime, the Group also started its code-sharing cooperation with 7 non-SkyTeam member airlines, covering more than 150 routes, including Japan Airlines Corporation and Qantas.

China Cargo Airlines officially joined the SkyTeam Freight Alliance on 5 June 2013 and is proactively participating in the cooperation of the alliance.







Freight transportation and logistics

In response to the deteriorating aviation freight transportation market condition, the Group adopted measures such as surrendering and suspending freights, as well as reducing freight fleet scale significantly. We also adjusted our route network in order to stabilize our share in core markets. We fully pushed forward our transformation by developing value-added businesses such as logistics and freight expressway e-commerce. In respect of logistics business, the Group established six major logistics project teams for areas such as large-scale corporate projects, medical biotechnology and aviation equipment based on product positioning. We visited major customers to proactively explore demand for logistics. The development of brand customers and direct selling of major client cooperation projects provided logistics solutions to large and medium enterprises. In respect of freight expressway e-commerce, the commencement of eaemall.com official website can utilize the advantages in network and centralized purchasing of Eastern Airlines. Combining with its freight expressway delivery network, Eastern Airlines is able to provide fresh and direct supply of "from the origins to dining table". 上海東航快遞有限公司 (Shanghai Eastern Airlines Express Delivery Company Limited) officially commenced its operation in Shanghai Free Trade Zone and developed its businesses such as cross-border e-commerce.

Transformation and development

The Group made strenuous effort in pushing forward its transformation from an air passenger and freight carrier to an integrated aviation services and logistics services provider. For the passenger transportation, the Company focused on enhancing customer value. Based on new technologies such as big data and mobile interconnection, the Company intensively developed e-commerce, explored accurate marketing and proactively conducted the online floating market project. For cargo logistics, the Company focused on combining the air and ground logistics services as well as a full flow e-commerce model, with eaemall.com as the platform.

Conforming to the global trend of rapid development in low-cost airlines, the Group is proactively researching and exploring the mode of operation of low-cost airlines. Jetstar Hong Kong, the proposed low-cost airline company jointly established by the Company, Shun Tak Holdings from Hong Kong and Qantas, is currently in the process of applying for an aviation services license.

Service quality

Adhering to the philosophy of "Customer-Oriented and Dedicated Service", the Group sustainably optimized its service processes and enhanced its service quality. The Group accelerated the promotion of self-services. The self-service rate of domestic routes was approximately 30% and express self-service check-in rate reached 40.45% which is leading in self-service check-in rate in respect of domestic civil aviation. The Group completed the change of uniform for both flight and ground frontline staff to create a brand new service image. Through implementation of brand service projects such as "LingYan Crew Ten, Hundred and Thousand (凌燕十百千)", we established a service model and comprehensively promoted service standard. Customer experience has also been enhanced by constructing self-operated VIP rooms of identical standard at major airports, improving styles and quality of aircraft offerings and providing portable entertainment devices with electronic meal ordering service in two cabins.

Information technology

The Group was dedicated in establishing an "Informationized Eastern Airlines". It took a proactive approach towards information technology development to utilize the supportive and leading purposes of information technology. The new version of the Group's official website was launched in 2013. The Company established a mobile marketing and service platform through channels such as M website, mobile E, WeChat, Yixin and SMS with a view to provide passengers with 24x7 travel information service. The commencement of unusual flight information management platform has made effective remedial service available in the event of unusual flight. The establishment of logistics e-commerce platform has driven the transformation of cargo business. The Group provided its staff with mobile terminal application software which achieved office mobilization and establishment of working platforms such as operation website, flight website and joint office. The efficiency of the Company's operation has been effectively improved accordingly.

Cost control

The Group has been proactively promoting the principle of "reducing cost while enhancing efficiency" and strictly controlled the expenses of all costs and fees. The Group has also managed its budget well by implementing analogous accounting. Adjustment of personnel structure and strict control on recruitment of staff improved salary cost management. Optimization of fleet and routes reduced aviation fuel consumption and expenditures on aircraft fuel. Stricter engine maintenance management reduced aircraft maintenance costs. The Group also diversified its financing channels, optimized the liability structure and reduced financial costs. In 2013, the Company completed the non-public issue of Shares to CEA Holding and its subsidiaries and raised gross proceeds of approximately RMB3,582 million; it also issued RMB4.8 billion of PRC corporate bonds, RMB2.2 billion of offshore RMB denominated bonds and RMB4 billion of PRC super short-term commercial paper at relatively low costs.

Outlook for 2014

The Group would like to bring to the attention of readers of this report that this 2013 annual report contains certain forward-looking statements, including descriptions of the Group's future operating plans for 2014 and beyond, and a general outlook of international and domestic economies and the aviation industry. Such forward-looking statements are subject to many uncertainties and risks that are beyond the control of the Group. Actual events may be materially different from these forward-looking statements.

With the possible recovery of global economy and also the steady growth of local economy in 2014, the tourism market will develop rapidly and the growth in aviation market in China will also be maintained. However, with intensive competition in the industry resulting from the rapid growth of transportation ability in the domestic aviation market, rapid development of domestic and overseas low-cost airways, fluctuation of fuel prices due to geopolitical factors, fluctuation in RMB exchange rate and the impact of high-speed railways becoming normal, the Group will encounter a situation with both opportunities and challenges.

Based on its transformation and development, ability enhancement and brand building, the Group's overall direction for 2014 will be dedicated to the promotion of operation networking and experiential service, accelerating informatisation and marketisation, so as to strive for establishing a world class CEA.

In 2014, the Group will focus on: (1) reinforcing foundations of safety management and implementing safety responsibilities to ensure continued safe operation; (2) working around hub construction by optimising its route network and refining its cabin management in order to enhance its marketing ability of passenger and freight transport operation; (3) improving service procedures and refining service standard to improve its service quality and upgrade the Company's brand; (4) intensifying its efforts in comprehensive budget management to control costs strictly and expanding financing channels to reduce cost while increasing efficiency; (5) based on its information technology construction, accelerating the innovation of business models and continuing with the transformation and development of passenger and freight transport operations.

As a member of SkyTeam, the Group has extended its flight network from Shanghai to 1,024 cities in 178 countries via close cooperation with SkyTeam member airlines. Our Eastern Miles frequent flyer program now has more than 20 million members.

Headquartered in Shanghai, the Group is one of the major airlines in China with business covering across the world. It is listed in Shanghai, Hong Kong and New York. Together with its subsidiaries Shanghai Airlines and China United Airlines, it provides safe and comfortable air journeys to passengers. In 2013, the Group has operated a fleet of 478 aircraft and provided service to nearly 80 million passengers all over the world. As a member of SkyTeam, the Group has extended its flight network from Shanghai to 1,024 cities in 178 countries via close cooperation with SkyTeam member airlines. Our Eastern Miles frequent flyer program now has more than 20 million members. Members of Eastern Miles frequent flyers club can participate in the mileage accumulation and redemption program of 19 SkyTeam member airlines and enjoy member benefits. Elite members can also use 530 VIP lounges across the world. With the vision of "establishing a world-class and happy CEA", the Group strives to become an airline company that is "cherished by staff, preferred by customers, satisfied by shareholders and trusted by society".

Review of Operating Results

The following discussion and analysis should be read together with the Group's audited financial statements and the accompanying notes prepared in accordance with IFRS that are included elsewhere in this annual report. The financial data presented in this section are derived from the Group's audited financial statements prepared in accordance with IFRS.

Operating revenues

In 2013, there was an increase in the Group's passenger revenues, which amounted to RMB72,928 million, representing an increase of 2.11% from the previous year, and accounting for 90.56% of the Group's traffic revenues in 2013. Passenger traffic volume was 120,461.13 million passenger-kilometres, representing a 10.40% increase from the previous year.

The passenger traffic volume of the Group's domestic routes was 82,811.97 million passenger-kilometres, representing an increase of 8.74% from the previous year. Compared to 2012, domestic passenger revenues increased by 0.83% to RMB50,556 million, accounting for 69.32% of the Group's passenger revenues.

The passenger traffic volume of the Group's international routes was 33,600.01 million passenger-kilometres, representing a 15.44 % increase from the previous year. Compared to 2012, international passenger revenues increased by 4.92% to RMB18,945 million, accounting for 25.98% of the Group's passenger revenues.

The passenger traffic volume of the Group's regional routes was 4,049.14 million passenger-kilometres, representing an increase of 5.12% from the previous year. Compared to 2012, regional passenger revenues increased by 6.39% to RMB3,427 million, accounting for 4.70% of the Group's passenger revenues.

In 2013, there was a slight decrease in the Group's cargo and mail traffic revenues, which amounted to RMB7,603 million, representing a decrease of 5.26% from the previous year, and accounting for 9.44% of the Group's traffic revenues in 2013. The decrease was mainly attributable to the decrease in demand for cargo traffic. Cargo and mail traffic volume was 4,857.18 million tonne-kilometres, representing an increase of 3.32% from last year.

In 2013, the other revenues were RMB7,714 million, representing an increase of 32.80% from the previous year, due to the increase in other revenues resulting from the acquisition of Eastern Travel by Shanghai Tours, a subsidiary of the Company, in 2013.



Ma Xulun
Vice Chairman, President

Operating expenses

In 2013, the Group's total operating cost was RMB89,394 million, representing an increase of 8.05% from previous year.

Analysis of the changes in other items under operating costs of the Group is set out as follows:

Aircraft fuel costs account for the most substantial part of the Group's operating costs. In 2013, the average price of fuel decreased by 6.69% compared to that of last year. The Group's total aviation fuel consumption was approximately 4,598,700 tonnes, representing an increase of 10.08% from last year. Aviation fuel expenditures of the Group reached RMB30,681 million, representing an increase of 2.71% from last year.

Take-off and landing charges amounted to RMB9,190 million, or an increase of 1.37% from last year, and was primarily due to the increase in the number of take-off and landings from last year.

Gain on fair value movements of derivative financial instruments was RMB18 million, representing a decrease of 26.15% from previous year.

Depreciation and amortisation amounted to RMB8,226 million, representing an increase of 8.86% from last year, and was primarily due to the addition of new aircraft and engines, resulting in a greater base number for depreciation and amortisation of the Group.

Wages, salaries and benefits amounted to RMB13,454 million, representing an increase of 9.35% from last year, and was primarily due to an increase in number of staff and hours flown of pilots.

Aircraft maintenance expenses amounted to RMB4,690 million, representing an increase of 5.81% from last year, and was primarily due to an increase in the number of aircraft under repair.

Food and beverage expenses were RMB2,268 million, representing an increase of 11.66% from last year, and was primarily due to the increase in number of passengers.

Aircraft operating lease rentals amounted to RMB4,605 million, representing an increase of 3.77% from last year, and was primarily due to an increase in the number of aircraft held through operating leases in 2013.

Other operating lease rentals amounted to RMB679 million, representing an increase of 11.46% from last year, and was primarily due to an increase in the leases for VIP lounges at airports.



Selling and marketing expenses were RMB4,139 million, representing an increase of 11.04% from last year, and was primarily due to increased handling fees of agency businesses and an increase in reservation fees resulting from the growth in the number of passengers.

The amount of civil aviation infrastructure levies payable to the CAAC was RMB1,566 million, representing an increase of 10.69% compared to last year. This increase was primarily due to an increase in miles flown by the Group in 2013.

Ground services and other expenses were RMB5,105 million, representing an increase of 54.45% over the previous year, due to the increase in other charges arising from the acquisition of Eastern Travel by Shanghai Tours, a wholly-owned subsidiary of the Company, in 2013.

Other operating expenses were RMB4,809 million, representing an increase of 20.13% compared to last year. This increase was primarily attributable to an increase in expenses following the expansion of fleet of the Group.

Other operating income

In 2013, other operating income of the Group amounted to RMB2,725 million, which is an increase of 48.70% from the same period last year, primarily due to an increase in operational routes subsidy.

Finance income/costs

In 2013, the Group's finance income was RMB2,124 million, which is an increase of 509.42% from RMB349 million of the same period last year, primarily due to the impact of fluctuations in RMB exchange rate. RMB substantially appreciated in 2013 while the exchange rate of RMB against USD had less fluctuations in 2012.

Finance costs amounted to RMB1,549 million, representing a decrease of 8.77% from last year, primarily due to a decrease in interest expenses arising from finance leases of aircraft.

Profit

As a result of the foregoing, the Group's profit attributable to the equity shareholders of the Company in 2013 was RMB2,373 million, representing a 22.76% decrease as compared to the Group's profit attributable to the equity shareholders of the Company of RMB3,072 million in 2012. The decrease is mainly due to factors such as a decrease in demand of domestic business customers, effects resulting from the formation of high-speed railway network, routes to Japan being affected by China-Japan relations, the decrease in the Company's yield at Yunnan market resulting from the release of time slots at the new Kunming Airport and the occurrence of avian flu (H7N9) which brought short-term effects to the Eastern China market, as well as reasons such as rigid increase in costs and expenses.







Liquidity and capital structure

The Group generally finances its working capital requirements through business operations and short-term bank loans. As at 31 December 2012 and 2013, the Group's cash and cash equivalents amounted to RMB2,512 million and RMB1,995 million, respectively. Net cash inflow generated from the Group's operating activities was RMB12,617 million and RMB10,806 million, respectively, for 2012 and 2013. Capital expenditures for the purchase of aircraft were partly funded by internal funds, the balance of which was mainly financed by long-term and short-term borrowings and finance leasing, etc.. In 2012 and 2013, the Group's net cash outflow from investment activities was RMB11,789 million and RMB17,028 million, respectively. In 2012, net cash outflow from the Group's financing activities was RMB2,174 million. In 2013, net cash inflow from the Group's financing activities was RMB5,730 million, which was primarily due to issue of corporate bonds and issue of shares in 2013.

The Group generally operates with net current liabilities. As at 31 December 2013, the Group's current liabilities exceeded its current assets by RMB40,472 million. The Group has been and believes it will continue to be capable of financing its working capital by obtaining loans from banks and various financing tools such as bonds.

The Group monitors its capital on the basis of its debt ratio, which is calculated as total liabilities divided by total assets. As at 31 December 2013, the debt ratio of the Group was 79.59%.

As at 31 December 2012 and 2013, the Group's borrowings payable within one year were RMB22,640 million and RMB23,285 million, respectively. As at 31 December 2012, the Group's borrowings payable from one to two years, from three to five years and beyond five years were RMB7,273 million, RMB7,906 million and RMB7,918 million, respectively, as compared to RMB6,606 million, RMB9,952 million and RMB10,758 million, respectively, as at 31 December 2013.

As at 31 December 2012, the Group's borrowings comprised USD-denominated borrowings of USD5,028 million and RMB-denominated borrowings of RMB13,827 million. Fixed-rate borrowings accounted for 22.91% of the total borrowings, and floating-rate borrowings accounted for 77.09% of the total borrowings. As at 31 December 2013, the Group's borrowings comprised USD-denominated borrowings of USD5,776 million and RMB-denominated borrowings of RM15,386 million (including bonds and super short-term commercial papers). Fixed-rate borrowings accounted for 28.38% of the total borrowings, and floating-rate borrowings accounted for 71.62% of the total borrowings.

The Group's obligations under finance leases as at 31 December 2012 and 2013 were RMB21,858 million and RMB23,135 million, respectively. As at 31 December 2012, the Group's lease obligations payable within two years, from three to five years and beyond five years were RMB5,309 million, RMB7,925 million and RMB8,624 million, respectively, as compared to RMB5,945 million, RMB8,651 million and RMB8,539 million, respectively, as at 31 December 2013.

As at 31 December 2012, the Group's obligations under finance leases comprised USD-denominated obligations of USD2,983 million, SGD-denominated obligations of SGD245 million, HKD-denominated obligations of HKD1,468 million and JPY-denominated obligations of JPY9,136 million. As at 31 December 2013, the Group's obligations under finance leases comprised USD-denominated obligations of USD3,076 million, SGD-denominated obligations of SGD224 million, HKD-denominated obligations of HKD1,336 million and JPY-denominated obligations of JPY8,222 million. The Group's obligations under finance leases comprised only floating-rate obligations.

Pledges on assets and contingent liabilities

The Group generally finances the purchases of aircraft through finance leases and bank loans secured by its assets. As at 31 December 2012, the value of the Group's assets used to secure certain bank loans was RMB22,544 million. As at 31 December 2013, the value of the Group's assets used to secure certain bank loans was RMB24,306 million, representing an increase of 7.82% compared to last year.

As at 31 December 2013, the Group had no significant contingent liabilities.

Capital expenditure

According to the agreements entered into in relation to aircraft, engines and equipment, as at 31 December 2013, we expect our capital expenditures for aircraft, engines and related equipment to be, in the aggregate, approximately RMB140,640 million, including approximately RMB44,673 million in 2014 and RMB50,179 million in 2015, in each case subject to contractual changes or any change relating to inflation. We plan to finance our capital commitments through a combination of funds generated from operation, existing bank credit facilities, bank loans, leasing arrangements and other external financing arrangement.

Capital Requirements

The foreseeable material capital expenditure of the Group are primarily for aircraft, engines and other fixed assets, among which other fixed assets mainly comprise infrastructure projects such as the CEA base (west) phase two ancillary project at Shanghai Hongqiao International Airport and the technological improvement project for Beijing aircraft affairs construction project.

For sources of fund, the Company comprehensively assessed and utilized various financing instruments such as domestic and overseas equity financing, debt financing, bank borrowings and interbank financial products, integrated with the cash flow position of its operating activities, to satisfy the fund requirements for construction projects and to maintain the normal operation of the Company.

Interest rate fluctuation

The Group's total interest-bearing liabilities (including long-term and short-term borrowings, finance leases payable and bonds payable) as at 31 December 2012 and 2013 were RMB67,594 million and RMB73,736 million, respectively, of which short-term liabilities accounted for 37.35% and 35.62%, respectively, for those years. Most of the long-term interest-bearing liabilities were liabilities with floating interest rates. Both of the short-term liabilities and the long-term interest-being liabilities were affected by fluctuations in current market interest rates.

The Group's interest-bearing liabilities were primarily denominated in USD and RMB. As at 31 December 2012 and 2013, the Group's liabilities denominated in USD accounted for 74.5% and 75.61%, respectively, of total liabilities while liabilities denominated in RMB accounted for 20.46% and 20.87%, respectively, of total liabilities during those periods. Fluctuations in the USD and RMB interest rates have significantly impact on the Group's finance costs. As at 31 December 2012, the notional amount of the outstanding interest rate swap agreements was approximately USD929 million. As at 31 December 2013, such amount was USD844 million and these agreements will expire between 2014 and 2022.

Exchange rate fluctuation

As at 31 December 2013, the Group's total interest-bearing liabilities denominated in foreign currencies, converted to RMB, amounted to RMB58,349 million, of which USD liabilities accounted for 95.55% of the total amount. Therefore, a significant fluctuation in foreign exchange rates will subject the Group to significant foreign exchange loss/gain arising from the translation of foreign currency denominated liabilities, which will also affect the profitability and development of the Group. The Group typically uses hedging contracts for foreign currencies to reduce the foreign exchange risks for foreign currency revenue generated from ticket sales and expenses to be paid in foreign currencies. The Group's foreign currency hedging contracts mainly involve the sales of JPY and the purchase of USD at fixed exchange rates. As at 31 December 2012, foreign currency hedging contracts held by the Group amounted to a notional amount of USD58 million. Such amount was USD38 million as at 31 December 2013, and will expire between 2014 and 2017.

The Group recorded a significant increase in net foreign exchange gains in 2013. As at 31 December 2012 and 2013, the Group's foreign exchange gains were RMB148 million and RMB1,976 million, respectively.

Fluctuation of fuel prices

In 2013, assuming constant factors but excluding the effects of crude oil option contracts, if the average price of jet fuel had increased or decreased by 5%, jet fuel costs of the Group would have increased or decreased by approximately RMB1,534 million.

In 2013, the Group has not engaged in any aviation fuel hedging activities.

Risk Analysis

1. Macro-economic Risk

Aviation transportation industry is closely related to domestic and international macro-economic atmosphere. Civil aviation transportation industry is more sensitive to macro-economic atmosphere which directly affects the development of economic activities, disposable income of residents and changes in amount of import and export. These factors will in turn affect the demand for air passengers and air cargo services. Therefore, if domestic or international macro-economic atmosphere worsens, operation results and financial position of the Group may be adversely affected.

2. Policy and regulation risk

Aviation transportation industry is relatively sensitive to domestic and international policies. Following the changes in domestic and foreign economic environment and the continuous development in aviation industry, relevant international and domestic regulations and industry policies may be adjusted accordingly. Such changes in policies may, to a certain extent, bring uncertainties to the future operating results of the Group.

3. Flight safety risk

Flight safety is the principle and foundation for an airlines to maintain normal operation and good reputation. Bad weather, mechanical disorder, human errors, aircraft discrepancies and other force majeure events may have adverse effects on flight safety of airlines.

4. Risk associated with outflow of talents

The aviation transportation industry in PRC has developed rapidly in recent years. At the same time, new entrants of the industry have gradually established airlines and launched their operations. This contributed to competition for core technical staff such as pilots, aircraft crew, operation and control staff as well as major management personnel among domestic airway companies. Failure to train and retain adequate number of core technical staff and management personnel in time may constitute significant adverse effects to the Group's production operation and business development.

5. Competition Risk

The "Twelfth Five-Year Plan" for civil aviation industry in China encourages low-cost airway companies to enter into major logistics market gradually. In February 2014, CAAC issued Guidance on Facilitating Low-cost Aviation Development (《關於促進低成本航空發展的指導意見》) which aims at supporting the development of domestic low-cost airlines. This will further intensify the competition in domestic aviation market.

In respect of international routes, following the development of economic globalization and the increasing frequency of global trading, the trend of monopoly competition in the future international aviation market will become more significant. The transformation from inter-alliance competition in alliance time to inter-association competition in post-alliance time will pose more international competition pressure to domestic aviation transportation enterprises.

There is a certain level of substitutability between railway transportation and air transportation in respect of medium to short distance transportations. With the construction of national high-speed railway network, there will be effects of high-speed railways towards civil aviation market. Some of the Group's routes will face competition from high-speed railways.

6. Risk associated with the fluctuation of fuel prices

Jet fuel is one of the major expenses of airway companies. The fluctuations of international crude oil prices and adjustments on domestic jet fuel prices by National Development and Reform Commission have impact on the Group's profitability. Therefore, significant fluctuation of future oil prices in the international market and adjustments on domestic jet fuel prices may have significant impact on the Group's operating results.

7. Interest rate fluctuation risk

The Group is engaged in a capital intensive industry and has a higher debt ratio. Majority of liabilities are attributable to USD liabilities and RMB liabilities resulting from introduction of aircraft. Therefore, changes in interest rates of USD and RMB may have significant impact on the Group's finance cost.

8. Exchange rate fluctuation risk

As liabilities of the Group are denominated in foreign currencies (such as USD) and foreign currency expenses in the Company's operation are generally higher than foreign currency income, the depreciation or appreciation of RMB against USD may significantly affect the results of the Group.

9. Information technology safety risk

The aviation transportation industry is highly dependent on network information system and it has penetrated to all aspects such as flight, service, marketing, aircraft affairs as well as the operation and control of the Company. Therefore, in the event that information systems such as computer and communication system encounter circumstances such as any disorder or suspension and hacker attack, there may be adverse effects to the production and operation of the Company or leakage of customer data which may affect the operation results and reputation of the Company.

10. Other force majeure and unforeseeable risks

The aviation transportation industry is highly sensitive to the external environment. Natural disasters such as earthquake, storm and tsunami, public health emergency, terrorist attack and political volatility may all affect the normal operation of airlines. Flight suspension, decrease in passenger capacity and income, as well as increase in safety and insurance cost may adversely affect the production and operation of the Company.

Human Resources

As at 31 December 2013, the Group had 68,874 employees, the majority of whom were located in the PRC. The wages of the Group's employees generally consisted of basic salaries and performance bonuses. The Group was not involved in any major labour disputes with its employees, nor did it experience any significant turnover of employees or encounter any difficulties in recruiting new employees.

Total number of staff	68,874
Number of staff of the Company	42,747
Number of staff of major subsidiaries	26,127
Number of retired staff whose expenses are committed by the Company and major subsidiaries	4,955

Composition of Professions

Category	Number
Pilots	5,841
Flight attendants and other aircrew	11,201
Maintenance personnel	10,933
Ground services and others	30,494
Operation control	2,097
Information technology	645
Sales and marketing	3,573
Management	4,090
Total	68,874

Education Level

Category	Number
Master and above	1,207
Bachelor	23,346
Non-degree tertiary	24,897
Other	19,424
Total	68,874

Employees Training Program

The Company puts great emphasis on employees training. Based on its talent development program, the Company improved the structure of its training system and developed multi-level, multi-channel and multi-way talent training to better satisfy the Company's business development needs and talent team building requirements.

Management Personnel Training

The Company proactively developed leadership training programs at different levels, including "Qinghua University – Columbia University" study program, Fudan University EMBA program and GE cross-over study program. The Company launched a leadership study program for mid-level management personnel together with GE and Rolls-Royce to implement leadership improvement training and newly joined management training. 360 team leaders and group leaders were selected to receive training at Qinghua University.

Core Technician Training

System organization of core technician training comprises assistant pilot elementary training, pilots upgrade training, aircraft model changing training, trainer basic theories and knowledge training simulated aircraft training, fresh flight attendants training, as well as annual re-training to have more co-training of different teams. In addition, the Company further enhanced training for professional staff such as aircraft affair staff and aircraft dispatchers in order to improve professional techniques so that safe aviation operation can be maintained.

Substituting Talents Training

In 2013, with "CEA Leadership Model" as the basis of theories and "training by levels, rapid nurturing and growth of different phases" as the principles, the program group established "Yan Program" (燕計劃), "Yi Program" (翼計劃) and "Xiang Program" (翔計劃) which form an integrated training program system of substituting talents to improve the scientific and refined standards of the Company's talents training program. There were 13, 21 and 38 staff selected from "Yan Program", "Yi Program" and "Xiang Program" respectively in 2013. The Company improved the abilities of staff by means such as intrusive training, professional operation training management program training and theme research.

E-learning Platform

The Eastern Airlines E-learning website established a mobile learning platform for all staff of the Company. Staff can study programs of different categories at any time through the intranet of the Company. Programs include five branded programs, such as Corporate Strategies – An Intensive Analysis on the Secrets of CEA's Strategies, which are mainly conducted by senior management, over ten professional programs such as Fleet Resource Management and Case Study on Aircraft Affairs, as well as 8 soft technique programs such as Service Before You Speak and English Letters.

Critical Accounting Policies

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties and potentially result in materially different results under different assumptions and conditions.

Our audited consolidated financial statements have been prepared in accordance with IFRS. Our principal accounting policies are set forth in Note 2 to our audited consolidated financial statements. IFRS requires that we adopt the accounting policies and make estimates that our directors believe are most appropriate in the circumstances for the purposes of giving a true and fair view of our results and financial position. However, different policies, estimates and assumptions in critical areas could lead to materially different results. The critical accounting policies adopted and estimates and assumptions made in the preparation of these financial statements are identified and set forth in Note 4 to our audited consolidated financial statements.

Taxation

The Company is subject to income tax at a rate of 25% (2012: 25%). Our effective tax rate, however, may be lower than the rate of 25% because certain subsidiaries were incorporated in jurisdictions where the applicable income tax rate is 16.5% or 15% rather than 25%. We had carried forward tax losses of approximately RMB5,239 million as at 31 December 2013 (2012: RMB6,169 million), which can be used to set off future taxable income between 2014 and 2018.

Report of Directors

The Board is pleased to present the audited financial report of the Group for the year ended 31 December 2012.

Group Activities and Results

The Company, with its headquarters in Shanghai, is one of the three largest air carriers in the PRC in terms of the total tonne-kilometres and number of passengers carried in 2013. The results of the Group for the year ended 31 December 2013 and the financial position of the Company and the Group as at that date, prepared in accordance with IFRS and PRC Accounting Standards, are set out in the financial statements.

Details of the Company's principal subsidiaries are set out in note 22 to the financial statements of the Group prepared in accordance with IFRS.

The geographical analysis of the Group's revenue from its business is as follows:

Revenue

	PRC Accounting Standard RMB'000	IFRS RMB'000
Domestic	59,327,292	59,563,056
Regional (Hong Kong, Macau and Taiwan)	3,910,530	3,910,530
International	24,771,414	24,771,414
Total	88,009,236	88,245,000

Dividends

Based on the auditing of Ernst & Young Hua Ming LLP (安永華明會計師事務所(特殊普通合伙)) to the financial report of the Company for the year 2013, the parent company recorded a net profit of RMB933 million for the year 2013 and accumulated loss of the parent company was RMB2,258 million as at 31 December 2013 under the PRC accounting standards.

Pursuant to the Company Law and the Articles of Association, the Company shall make good its losses incurred in previous years with its profit for the year before any profit distribution to the Shareholders. Although the Company recorded profit for recent years, the accumulated undistributed profit of the parent company for previous years was negative and loss is not completely recovered. As such, the board of directors of the Company agreed that no profit shall be distributed in respect of the year 2013 and no share capital of the Company shall be increased through capitalization of its capital reserve. The independent non-executive directors of the Company consider the above profit distribution proposal is in line with the objective condition of the Company and it is in compliance with relevant laws, regulations and the Articles of Association. There is no matter which would prejudice the interest of investors, the minority shareholders' interest in particular. The proposal for the year 2013 shall be submitted to the 2013 annual general meeting for consideration.

Share Capital Structure

As at 31 December 2013, the share capital structure of the Group is set out as follows:

			Total number of shares	Approximate percentage in total share capital (%)
I	**A Shares**			
	1.	Listed shares with trading moratorium	698,865,000	5.514
	2.	Listed shares without trading moratorium	7,782,213,860	61.402
II	**H Shares**			
	1.	Listed shares with trading moratorium	698,865,000	5.514
	2.	Listed shares without trading moratorium	3,494,325,000	27.570
III	**Total number of shares**		12,674,268,860	100

Notes:

1. The 698,865,000 A shares, which are listed shares with trading moratorium issued on the Shanghai Stock Exchange by the Company to its controlling shareholder, CEA Holding and its wholly-owned subsidiary, CES Finance, by way of non-public issuance on 16 April 2013, are subject to a lock-up period of 36 months. For details, please refer to the announcement of the Company dated 17 April 2013 issued in Hong Kong.

2. The 698,865,000 H shares, which are listed shares with trading moratorium issued on the Hong Kong Stock Exchange by the Company to CES Global, an overseas wholly-owned subsidiary of CEA Holding, by way of specific issuance on 21 June 2013, are subject to a lock-up period of 36 months. For details, please refer to the announcement of the Company dated 21 June 2013 issued in Hong Kong.

3. As at the date of this announcement, the Company had 698,865,000 listed A shares with trading moratorium held by CEA Holding and its wholly-owned subsidiary, CES Finance, and 7,782,213,860 listed A shares without trading moratorium. The Company also had 698,865,000 listed H shares with trading moratorium held by CES Global, an overseas wholly-owned subsidiary of CEA Holding, and 3,494,325,000 listed H shares without trading moratorium. The total number of shares amounted to 12,674,268,860 shares.

Number of Shareholders

As at 31 December 2013, the total number of registered Shareholders was 243,632, of which 242,968 are holders of A shares and 664 are holders of H shares.

Substantial Shareholders

So far as the Directors are aware, each of the following persons, not being a Director, chief executive, Supervisor or member of the Company's senior management, had, as at 31 December 2013, an interest and/or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was otherwise, as at 31 December 2013, interested in 5% or more of any class of the then issued share capital of the Company, or was otherwise, as at 31 December 2013, a substantial shareholder (as defined in the Listing Rules) of the Company:

			As at 31 December 2013		
Name of Shareholders	Type of shares held	Number of shares held	Percentage of shareholding in the Company's total issued share capital	Percentage of shareholding in the Company's total issued A shares	Percentage of shareholding in the Company's total issued H shares
CEA Holding (Note 1)	A shares	5,530,240,000	43.64%	65.21%	—
CEA Holding (Note 2)	H shares	2,626,240,000	20.72%	—	62.63%
HKSCC Nominees Limited (Notes 3 to 5)	H shares	4,178,383,298	32.97%	—	99.65%

Notes:

Based on the information available to the Directors as at 31 December 2013 (including such information as was available on the website of the Hong Kong Stock Exchange) and so far as they are aware of, as at 31 December 2013:

1. Among such A shares, 5,072,922,927 A shares (representing approximately 59.81% of the Company's then total issued A shares) were held by CEA Holding in the capacity of beneficial owner; and 457,317,073 A shares (representing approximately 5.39% of the Company's then total issued A shares) were held by CES Finance in the capacity of beneficial owner, which in turn was 100% held by CEA Holding.

2. Such H shares were held by CES Global in the capacity of beneficial owner, which in turn was 100% held by CEA Holding.

3. Among the 4,178,383,298 H shares held by HKSCC Nominees Limited, 2,626,240,000 H shares (representing approximately 62.63% of the Company's then total issued H shares) were held by CES Global in the capacity of beneficial owner, which in turn was 100% held by CEA Holding.

4. Among the 4,178,383,298 H shares held by HKSCC Nominees Limited, JPMorgan Chase & Co. had, through controlled corporations, an interest in an aggregate of 297,315,452 H shares (representing approximately 7.09% of the Company's then total issued H shares). JPMorgan Chase & Co. had interest in the aforesaid 297,315,452 H shares of the Company in manner as follows:

   (a) 117,110,000 H shares (representing approximately 2.79% of the Company's then total issued H shares) were held by JF Asset Management Limited in the capacity of investment manager, which in turn was 100% held by JPMorgan Asset Management (Asia) Inc., which in turn was 100% held by JPMorgan Asset Management Holdings Inc., which in turn was 100% held by JPMorgan Chase & Co.;

   (b) 100,243,000 H shares (representing approximately 2.39% of the Company's then total issued H shares) were held in lending pool by JPMorgan Chase Bank, N.A. in the capacity of custodian corporation/approved lending agent, which in turn was 100% held by JPMorgan Chase & Co..

   (c) 24,516,000 H shares (representing approximately 0.58% of the Company's then total issued H shares) were held by China International Fund Management Co Ltd. in the capacity of investment manager, which in turn was 49% held by JPMorgan Asset Management (UK) Limited, which in turn was 100% held by JPMorgan Asset Management Holdings (UK) Limited, which in turn was 100% held by JPMorgan Asset Management International Limited, which in turn was 100% held by JPMorgan Asset Management Holdings Inc., which in turn was 100% held by JPMorgan Chase & Co.; and

   (d) 16,138,000 H shares (representing approximately 0.38% of the Company's then total issued H shares) were held by JPMorgan Asset Management (Taiwan) Limited in the capacity of investment manager, which in turn was 100% held by JPMorgan Asset Management (Asia) Inc., which in turn was 100% held by JPMorgan Asset Management Holdings Inc., which in turn was 100% held by JPMorgan Chase & Co.;

   (e) 14,654,000 H shares (representing approximately 0.35% of the Company's then total issued H shares) were held by JF International Management Inc. in the capacity of investment manager, which in turn was 100% held by JPMorgan Asset Management (Asia) Inc., which in turn was 100% held by JPMorgan Asset Management Holdings Inc., which in turn was 100% held by JPMorgan Chase & Co.;

   (f) 13,040,000 H shares (representing approximately 0.31% of the Company's then total issued H shares) were held by JPMorgan Asset Management (Singapore) Limited in the capacity of investment manager, which in turn was 100% held by JPMorgan Asset Management (Asia) Inc., which in turn was 100% held by JPMorgan Asset Management Holdings Inc., which in turn was 100% held by JPMorgan Chase & Co.;

   (g) 6,647,750 H shares (representing approximately 0.16% of the Company's then total issued H shares) were held by J.P. Morgan Clearing Corp in the capacity of beneficial owner, which in turn was 100% held by J.P. Morgan Securities LLC, which in turn was 100% held by J.P. Morgan Broker-Dealer Holdings Inc, which in turn was 100% held by JPMorgan Chase & Co.;

   (h) 3,496,702 H shares (representing approximately 0.08% of the Company's then total issued H shares) were held by J.P. Morgan Whitefriars Inc. in the capacity of beneficial owner, which in turn was 100% held by J.P. Morgan Overseas Capital Corporation, which in turn was 100% held by J.P. Morgan International Finance Limited, which in turn was 100% held by Bank One International Holdings Corporation, which in turn was 100% held by J.P. Morgan International Inc., which in turn was 100% held by JPMorgan Chase Bank, N.A., which in turn was 100% held by JPMorgan Chase & Co.;

   (i) 1,470,000 H shares (representing approximately 0.04% of the Company's then total issued H shares) were held by JPMorgan Management (Japan) Limited in the capacity of investment manager, which in turn was 100% held by JPMorgan Asset Management (Asia) Inc., which in turn was 100% held by JPMorgan Asset Management Holdings Inc., which in turn was 100% held by JPMorgan Chase & Co..

5. Among the 4,178,383,298 H shares held by HKSCC Nominees Limited, JPMorgan Chase & Co. also had, through controlled corporations, a short position in an aggregate of 399,856 H shares (representing approximately 0.0095% of the Company's then total issued H shares). Such short position of 399,856 H shares were held by J.P. Morgan Whitefriars Inc. in the capacity of beneficial owner, which in turn was 100% held by J.P. Morgan Overseas Capital Corporation, which in turn was 100% held by J.P. Morgan International Finance Limited, which in turn was 100% held by Bank One International Holdings Corporation, which in turn was 100% held by J.P. Morgan International Inc., which in turn was 100% held by JPMorgan Chase Bank, N.A., which in turn was 100% held by JPMorgan Chase & Co..

Save as disclosed above, based on the information available to the Directors and so far as they are aware, as at 31 December 2013, among the 4,178,383,298 H shares held by HKSCC Nominees Limited, no other person had any interest or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

According to the relevant disclosure requirements laid down by the CSRC, as at the end of the Reporting Period, the 10 largest registered Shareholders and the 10 largest registered listed stock Shareholders on the register of members of the Company and their respective shareholdings are as follows:

THE 10 LARGEST REGISTERED SHAREHOLDERS OF THE COMPANY AND THEIR RESPECTIVE SHAREHOLDINGS

	Name of Shareholders	Increase/ (decrease) in shareholding in 2013	Shareholding as at 31 December 2013	Percentage (%)	Type of shares	Charged or locked-up shares	Nature of shares held
1.	CEA Holding	241,547,927	5,072,922,927	40.03	241,547,927 shares with trading moratorium	Nil	A shares
2.	HKSCC (including CES Global)	699,640,999	4,178,383,298	32.97	698,865,000 shares with trading moratorium (2,626,240,000 shares held by CES Global)	Unknown	H shares
3.	CES Finance	457,317,073	457,317,073	3.61	457,317,073 shares with trading moratorium	Nil	A shares
4.	Shanghai Alliance Investment Limited	0	427,085,429	3.37	Listed	Unknown	A shares
5.	China National Aviation Fuel Holding Company	0	421,052,632	3.32	Listed	Unknown	A shares
6.	Jin Jiang International Holdings Company Limited	0	343,288,860	2.71	Listed	Unknown	A shares
7.	Aerospace Capital Holding Co., Ltd.	0	99,088,580	0.78	Listed	Unknown	A shares
8.	Sinotrans Air Transportation Development Co., Ltd.	0	83,157,894	0.66	Listed	Unknown	A shares
9.	Everbright Securities Company Limited – Customer Credit Trading Guarantee Securities Account	32,705,317	32,705,317	0.26	Listed	Unknown	A shares
10.	Bank of China Group Investment Limited	0	21,997,755	0.17	Listed	Unknown	A shares

THE 10 LARGEST REGISTERED SHAREHOLDERS OF SHARES WITHOUT TRADING MORATORIUM AND THEIR RESPECTIVE SHAREHOLDINGS			
	Name of Shareholders	Shareholding of stocks without trading moratorium as at 31 December 2013	Type of shares held
1.	CEA Holding	4,831,375,000	A shares
2.	HKSCC (including CES Global)	3,479,518,298	H shares
3.	Shanghai Alliance Investment Limited	427,085,429	A shares
4.	China National Aviation Fuel Holding Company	421,052,632	A shares
5.	Jin Jiang International Holdings Company Limited	343,288,860	A shares
6.	Aerospace Capital Holding Co., Ltd.	99,088,580	A shares
7.	Sinotrans Air Transportation Development Co., Ltd.	83,157,894	A shares
8.	Everbright Securities Company Limited – Customer Credit Trading Guarantee Securities Account	32,705,317	A shares
9.	Bank of China Group Investment Limited	21,997,755	A shares
10.	Shanghai Light Industry Co., Ltd. for Foreign Economic & Technical Co-operation	18,574,343	A shares

Description of any related party or concert party relationship among the above Shareholders:

CES Finance was 100% held by CEA Holding; among the 4,178,383,298 shares held by HKSCC, 2,626,240,000 H shares were held by CES Global in the capacity of beneficial owner, which in turn was 100% held by CEA Holding. The Company is not aware of any related party or concert party relationship among other Shareholders of stocks without trading moratorium.

THE 10 LARGEST REGISTERED SHAREHOLDERS OF SHARES WITH TRADING MORATORIUM AND THEIR RESPECTIVE SHAREHOLDINGS					
			Details of listing availability for shares with trading moratorium		
	Name of Shareholders	Shareholding of shares with trading moratorium	Date available for listing	Additional number of shares available for listing	Trading moratorium condition
1	CEA Holding	241,547,927	17 April 2016	241,547,927	Non-listed, locked-up for 36 months
2	CES Finance	457,317,073	17 April 2016	457,317,073	Non-listed, locked-up for 36 months
3	CES Global	698,865,000	22 June 2016	698,865,000	Non-listed, locked-up for 36 months

Description of any related party or concert party relationship among the above Shareholders:

CES Finance was 100% held by CEA Holding; CES Global was 100% held by CEA Holding.

Controlling Shareholder and Effective Controller

There has been no change in the Company's controlling shareholder in the year.

CEA Holding is the controlling shareholder of the Company and its legal representative is Mr. Liu Shaoyong. It was established on 3 August 2002. Its organization code is 74424573-X and its registered capital amounts to RMB12,876,321,000. CEA Holding's scope of business includes the management of all state-owned assets and state-owned equity of its group and its investment enterprises which are formed by state investment. CEA Holding, headquarter based in Shanghai, is one of the three largest core state-owned aviation transportation group as central enterprises under the State-owned Assets Supervision and Administration Commission ("SASAC") of the State Council of the PRC. Since 2009, CEA Holding earned profit consecutively. It proactively adapted to the new changes in both domestic and overseas market and followed the development trend of air transportation industry. With "being outstanding and strengthened by scientific development" as the subject and "reformation, innovation, transformation and development" as the main direction, CEA Holding innovated and transformed its business model to facilitate the synergetic development of air transportation industry and related industries and to support the Company to become a competitive world class air transportation enterprise. As at 31 December 2013, no share of the Company held by CEA Holding was pledged.

The effective controller of the Company is SASAC of the State Council.


SASAC of the State Council
100%
CEA Holding
40.03%
(A shares)
100%
100%
CES Finance
3.61%
(A shares)
The Company
100%
CES Global
20.72%
(H shares)
direct shareholding
indirect shareholding

Purchase, Sale or Redemption of Securities

During the financial year of 2013, neither the Company nor its subsidiaries purchased, sold or redeemed any of its listed securities ("**Securities**", having the meaning ascribed thereto under Section 1 of Appendix 16 to the Listing Rules).

Significant Differences between the Corporate Governance Practices of the Company and the Corporate Governance Practices required to be followed by U.S. Companies Under the New York Stock Exchange's Listing Standards

As a company incorporated in the PRC and listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the NYSE, the Company is subject to not only applicable PRC laws and regulations, including the PRC Company Law, the PRC Securities Law, the Corporate Governance Standards for Listed Companies and Guidance Opinions regarding the Establishment of the Independent Director System in Listed Companies (the "**Independent Director Guidance**"), but also Hong Kong laws and regulations, including the Listing Rules, the Companies Ordinance and the SFO, as well as applicable U.S. federal securities laws and regulations, including the U.S. Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act of 2002. Based on NYSE's listing standards, the NYSE imposes a series of corporate governance standards for companies listed on the NYSE. However, the NYSE permits foreign private issuers to follow their respective "home country" practices and grants waivers for compliance with certain corporate governance standards. One of the conditions for such waiver is for the foreign private issuer to disclose in its annual report how the corporate governance practices in its "home country" differ from those required of U.S. companies under the NYSE's listing standards.

In accordance with the requirements of Section 303A.11 of the NYSE Listed Company Manual, the following is a summary of the significant differences between the Company's corporate governance practices and those required to be followed by U.S. companies under the NYSE's listing standards:

Section 303A.01 of the NYSE Listed Company Manual provides that the Board of the listed companies must have a majority of independent Directors. As a company listed in the PRC, the Company is subject to the requirement under the Independent Director Guidance that at least one-third of the Board be independent as determined thereunder. As a company listed in Hong Kong, the Company is also subject to the requirement under the Listing Rules that at least three members of the Board shall be independent, and at least one of whom must have appropriate professional qualifications or accounting or related financial management expertise. The Company currently has five independent non-executive Directors out of a total of eleven Directors. The standards for establishing independence set forth under either the Independent Director Guidance or the Listing Rules differ from those set forth in the NYSE Listed Company Manual. Section 303A.03 of the NYSE Listed Company Manual provides that listed companies must schedule regular executive sessions in which non-management directors meet without management participation. The Company is not required under the applicable PRC law to hold such executive sessions.

Section 303A.04 of the NYSE Listed Company Manual provides that listed companies must have a nominating/corporate governance committee composed entirely of independent directors. The establishment of the Nomination Committee was considered and resolved and its charter was passed at the third regular meeting of the fifth session of the Board held on 28 April 2009. The merging of the Nomination Committee and the Remuneration and Appraisal Committee into the Nominations and Remuneration Committee was agreed at the 36th ordinary meeting of the fifth session of the Board held on 19 March 2010 and the "Working Rules of the Nominations and Remuneration Committee" was passed. The Nominations and Remuneration Committee consists of three members, two of which are independent non-executive Directors of the Company. Section 303A.04 of the NYSE Listed Company Manual also provides that the nominating/corporate governance committee of a listed company must have a written charter that addresses the committee's purpose and responsibilities, which include, among others, the development and recommendation of corporate governance guidelines to the listed company's board of directors. The Board is directly responsible for developing the Company's corporate governance guidelines.

Section 303A.05 of the NYSE Listed Company Manual provides that listed companies must have a compensation committee composed entirely of independent directors. Under the Listing Rules, a majority of the members of the remuneration committee must be independent non-executive directors. The merging of the Nomination Committee and the Remuneration and Appraisal Committee into the Nominations and Remuneration Committee was agreed at the 36th ordinary meeting of the fifth session of the Board held on 19 March 2010. The Nominations and Remuneration Committee of the Company is composed of two independent non-executive Directors and one Director.

Section 303A.10 of the NYSE Listed Company Manual provides that listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees. As required under the Sarbanes-Oxley Act of 2002, the Company has adopted a code of ethics that is applicable to the Company's Directors, Supervisors, President, Chief Financial Officer and other members of senior management.

Pre-Emptive Rights

Under the Articles of Association and the PRC laws, no pre-emptive right exists, which requires the Company to offer new shares to its existing Shareholders on a pro rata basis.

Sufficiency of Public Float

Based on information that is publicly available to the Company and within the knowledge of the Directors as at the latest practicable date prior to the issue of this annual report, the Directors believe that the Company has at all times during the year ended 31 December 2013 maintained the relevant applicable minimum percentage of listed securities as prescribed by Rule 8.08(1)(a) of the Listing Rules.

Shareholdings of Directors, Supervisors and Senior Management

Names, relevant information of and shares held by the Directors, the Supervisors and members of senior management of the Company as at 31 December 2013 are as follows:

Name	Position	Age	Number of listed A shares of the Company held – personal interest (shares)	Capacity in which the A shares were held	Effective date and expiry date of appointment	
Liu Shaoyong	Chairman	55	0		26 June 2013	30 June 2016
Ma Xulun	Vice Chairman, President	50	0		26 June 2013	30 June 2016
Xu Zhao	Director	45	0		26 June 2013	30 June 2016
Gu Jiadan	Director	58	0		26 June 2013	30 June 2016
Li Yangmin	Director, Vice President	51	3,960 (Note 1)	Beneficial Owner	26 June 2013	30 June 2016
Tang Bing	Director, Vice President	47	0		26 June 2013	30 June 2016
Sandy Ke-Yaw Liu	Independent non-executive Director	66	0		26 June 2013	30 June 2016
Ji Weidong	Independent non-executive Director	57	0		26 June 2013	30 June 2016
Shao Ruiqing#	Independent non-executive Director	57	0		26 June 2013	30 June 2016
Li Ruoshan	Independent non-executive Director	65	0		26 June 2013	30 June 2016
Ma Weihua	Independent non-executive Director	66	0		29 October 2013	30 June 2016
Yu Faming	Chairman of the Supervisory Committee	60	0		26 June 2013	30 June 2016

Mr. Shao Ruiqing has applied for resignation from his duties as an independent non-executive Director, the chairman and a committee member of the audit and risk management committee and a committee member of the planning and development committee of the Board, with effect upon the election of a new committee member and the new chairman of the audit and risk management committee by the Company.

Name	Position	Age	Number of listed A shares of the Company held – personal interest (shares)	Capacity in which the A shares were held	Effective date and expiry date of appointment	
Xi Sheng	Supervisor	51	0		26 June 2013	30 June 2016
Ba Shengji	Supervisor	56	0		26 June 2013	30 June 2016
Feng Jinxiong	Supervisor	52	0		26 June 2013	30 June 2016
Yan Taisheng	Supervisor	60	0		26 June 2013	30 June 2016
Shu Mingjiang	Vice President	46	0		26 June 2013	24 March 2014
Wu Yongliang	Vice President, Chief Financial Officer	51	3,696 (Note 2)	Beneficial Owner	26 June 2013	30 June 2016
Tian Liuwen	Vice President	55	0		26 June 2013	30 June 2016
Feng Liang	Vice President	50	0		27 August 2013	30 June 2016
Sun Youwen	Vice President	54	83,531 (Note 3)	Beneficial Owner	24 March 2014	30 June 2016
Wang Jian	Board Secretary, Joint Company Secretary, Authorised Representative	41	0		26 June 2013	30 June 2016
Luo Zhuping	Director	61	11,616 (Note 4)	Beneficial Owner	27 June 2010	26 June 2013
Wu Xiaogen	Independent non-executive Director	48	0		27 June 2010	26 June 2013
Liu Jiashun	Supervisor	57	3,960 (Note 1)	Beneficial Owner	27 June 2010	26 June 2013
Total	–	–	106,763		–	–

Note 1: representing approximately 0.000031% of the Company's total issued shares as at 31 December 2013.

Note 2: representing approximately 0.000029% of the Company's total issued shares as at 31 December 2013.

Note 3: representing approximately 0.000659% of the Company's total issued shares as at 31 December 2013.

Note 4: representing approximately 0.000091% of the Company's total issued shares as at 31 December 2013.

H Shares Appreciation Rights

In 2012, the Company implemented H shares appreciation rights scheme for the first time. The board of directors of the Company authorized and confirmed the date of grant for the first scheme was 30 November 2012 and the granting price was HK$2.67. The H share appreciation rights granted under this scheme shall be valid for a period of 5 years from the date of grant. The lock-up period of the share appreciation rights shall be the 24 months from the date of grant, during which no share appreciation right shall be exercised. Subject to the satisfaction of performance appraisal indicators, incentive recipients may exercise their share appreciation rights in equal installments within three years (36 months) after the expiration of the lock-up period (i.e. to be effective for 1/3 annually).

The particulars of H shares appreciation rights granted to the Directors and senior management of the Company were as follows:

Name	Position	Number of shares appreciation rights granted (Ten thousand shares)	Granting Price (HK$)	Market price of H shares as at the end of 2013 (HK$)
Liu Shaoyong	Chairman	100	2.67	2.92
Ma Xulun	Vice Chairman, President	100	2.67	2.92
Xu Zhao	Director	86	2.67	2.92
Gu Jiadan	Director	86	2.67	2.92
Li Yangmin	Director, Vice President	86	2.67	2.92
Tang Bing	Director, Vice President	86	2.67	2.92
Shu Mingjiang	Vice President	71	2.67	2.92
Wu Yongliang	Vice President, Chief Financial Officer	71	2.67	2.92
Tian Liuwen	Vice President	71	2.67	2.92
Feng Liang	Vice President	57	2.67	2.92
Sun Youwen	Vice President	57	2.67	2.92
Wang Jian	Board secretary, Joint Company Secretary, Authorised Representative	57	2.67	2.92

For information related to the shares appreciation rights of the Company, please refer to the relevant announcements of the Company dated 27 August 2012, 19 October 2012, 9 November 2012 and 30 November 2012 which are published on the website of the Hong Kong Stock Exchange.

There was no granting and exercise of rights under the H shares appreciation rights of the Company during 2013.

Brief biographical details in respect of each of the Directors, Supervisors and members of senior management of the Company are as follows:

Mr. Liu Shaoyong is currently the Chairman of the Company and president and deputy party secretary of CEA Holding. Mr. Liu joined the civil aviation industry in 1978 and was appointed as vice president of China General Aviation Corporation, deputy director of Shanxi Provincial Civil Aviation Administration of the PRC, general manager of the Shanxi Branch of the Company, and director general of Flight Standard Department of CAAC. Mr. Liu served as President of the Company from December 2000 to October 2002, vice minister of the CAAC from October 2002 to August 2004, president of China Southern Air Holding Company from August 2004 to December 2008, chairman of China Southern Airlines Co., Ltd. (a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange) from November 2004 to December 2008. In December 2008, Mr. Liu was appointed as president and deputy party secretary of CEA Holding, and became the Chairman of the Company since 3 February 2009. Mr. Liu is also currently the board member of International Air Transport Association, the board member of Association for Relations Across the Taiwan Straits and the vice chairman of the first session of the supervisory committee of China's Listed Companies Association. Mr. Liu graduated from the China Civil Aviation Flight College and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. Mr. Liu holds the title of commanding pilot.

Mr. Ma Xulun is currently the Vice Chairman, President and Deputy Party Secretary of the Company, and party secretary of CEA Holding. Mr. Ma was previously vice president of China Commodities Storing and Transportation Corporation, deputy director general of the Finance Department of the CAAC and vice president and vice president of general affairs of Air China International Corporation Limited. Later on, Mr. Ma served as president and deputy party secretary of Air China International Corporation Limited (a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange) from September 2004 to January 2007. Mr. Ma became a party member of China National Aviation Holding Company from December 2004 to December 2008, and deputy general manager of China National Aviation Holding Company from January 2007 to December 2008. In December 2008, Mr. Ma was appointed as President and Deputy Party Secretary of the Company and deputy party secretary of CEA Holding. Since February 2009, Mr. Ma has become a Director of the Company. Mr. Ma served as party secretary of CEA Holding and Vice Chairman of the Company with effect from November 2011. Mr. Ma is also currently the Deputy Director-General of Association of Shanghai Listed Companies. Mr. Ma graduated from Shanxi University of Finance and Economics and Huazhong University of Science and Technology. Mr. Ma holds a master's degree and is a certified accountant.

Mr. Xu Zhao is currently a Director of the Company, and the chief accountant of CEA Holding. Mr. Xu served as engineer and accountant of Dongfeng Motor Group Company Limited, manager of the finance department of Shanghai Yanhua High Technology Limited Company, and chief financial officer of Shaanxi Heavy Duty Automobile Co., Limited. Since November 2006, Mr. Xu has served as the chief accountant of CEA Holding. He was a Supervisor of the Company from June 2007 to November 2011. Mr. Xu was an independent non-executive director of Yingde Gases Group Company Limited (a company listed on the Hong Kong Stock Exchange) with effect from September 2009 to December 2013. He has served as a Director of the Company since June 2012. Mr. Xu graduated from Chongqing University, majoring in moulding, and The Chinese University of Hong Kong, majoring in accounting, and holds a master's degree. Mr. Xu is qualified as an engineer and an accountant, and is a certified public accountant in the PRC.

Mr. Gu Jiadan is currently a Director of the Company, and vice president and a party member of CEA Holding. Mr. Gu was the assistant to president, and the general manager of the commerce department and the party secretary of Shanghai Airlines Co., Ltd. (上海航空股份有限公司). From May 2005 to August 2009, he was a party member and vice president of Shanghai Airlines Co., Ltd. (上海航空股份有限公司). From August 2009 to January 2010, he was the acting president of Shanghai Airlines Co., Ltd. (上海航空股份有限公司). From January 2010 to July 2011, he was vice president and a party member of CEA Holding and the party secretary of Shanghai Airlines. Since July 2011, Mr. Gu has served as the vice president and a party member of CEA Holding. He was appointed a Director of the Company with effect from June 2012. Mr. Gu Jiadan holds a master's degree and is a senior economist.

Mr. Li Yangmin is currently a Director, Party Secretary and Vice President of the Company, and a party member of CEA Holding. Mr. Li joined the civil aviation industry in 1985. He was previously deputy general manager of the aircraft maintenance base and the manager of air route department (航線部) of Northwest Company (西北航空公司), general manager of the aircraft maintenance base of CEA Northwest and vice president of China Eastern Air Northwest Branch Company. Since October 2005, he has also been a Vice President of the Company. He served as Safety Director of the Company from July 2010 to December 2012. He has become a party member of CEA Holding since May 2011. He was appointed the Party Secretary and Director of the Company with effect from June 2011. Mr. Li graduated from the Civil Aviation University of China and Northwestern Polytechnical University with master's degrees and obtained an Executive Master of Business Administration (EMBA) degree from Fudan University. He is also a qualified senior engineer.

Mr. Tang Bing is currently a Director, Vice President of the Company, and party member of CEA Holding. Mr. Tang joined the civil aviation industry in 1993. He served as vice executive president (general manager in China Office) of 珠海摩天宇發動機維修有限公司 (MTU Maintenance Zhuhai Co., Ltd.), office director of China Southern Airlines Holding Company and president of 重慶航空有限公司 (Chongqing Airlines Company Limited). From December 2007 to May 2009, he served as chief engineer and general manager of the Aircraft Engineering Department of China Southern Airlines Company Limited (a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange). From May 2009 to December 2009, he was appointed as president of the Beijing Branch of the Company and was the president of Shanghai Airlines from January 2010 to December 2011. He served as a Vice President of the Company since February 2010, and was appointed a party member of CEA Holding in May 2011 and a Director of the Company in June 2012. Mr. Tang graduated from Nanjing University of Aeronautics and Astronautics majoring in electrical technology. He obtained a Master of Business Administration (MBA) degree from the Administration Institute of Sun Yat-sen University, an Executive Master of Business Administration (EMBA) degree from the School of Economics and Management of Tsinghua University and a doctoral degree in National Economics from the Graduate School of Chinese Academy of Social Sciences. He is also a qualified senior engineer.

Mr. Sandy Ke-Yaw Liu is currently an Independent Non-executive Director of the Company. He joined the civil aviation industry in Taiwan in 1969 and served in 台灣中華航空公司 (China Airlines) in various capacities, including airport manager in Honolulu International Airport, marketing director for the Americas, general manager for Hawaii District, regional director for Europe, director of corporate planning and director of marketing planning in its Corporate Office in Taiwan. With China Airlines, he also served as vice president for marketing and sales and vice president for commerce, and president in the Corporate Office. In addition, Mr. Liu served as a director of 台灣華信航空 (Taiwan Mandarin Airlines), 台灣遠東航空 (Taiwan Far Eastern Air Transport), 台灣華膳空廚 (Taiwan China Pacific Catering Service) and 台灣桃園航勤服務公司 (Taiwan Taoyuan International Airport Service Company), as well as chairman of 台灣華儲物流公司 (Taiwan Air Cargo Terminal). He served as the chief operating officer for the Asia region of Hong Kong International Logistics Company (香港國際物流公司). Mr. Liu has served as an Independent Non-executive Director of the Company since June 2009. He graduated from Taiwan Shih Hsin University and attended advanced study programmes at Stanford University in 1990 and 1993.

Mr. Ji Weidong is currently an Independent Non-executive Director of the Company. Mr. Ji was an associate professor and professor at the School of Law of Kobe University, Japan. Since 2008, he has been the dean and chair professor of Koguan Law School of Shanghai Jiao Tong University. In addition, he is currently an honorary professor at Kobe University, Japan. Mr. Ji has served as an Independent Non-executive Director of the Company since March 2010. Mr. Ji graduated from the Department of Law of Peking University. Mr. Ji completed his Master and Doctoral Degrees in Law at the Graduate School of Kyoto University, Japan and obtained his doctoral degree from Kyoto University, Japan. From September 1991 to July 1992, he was a visiting scholar at Stanford Law School.

Mr. Shao Ruiqing is currently an Independent Non-executive Director of the Company. Mr. Shao was deputy dean and dean of the School of Economics and Management of Shanghai Maritime University. He served as deputy dean at Shanghai Lixin University of Commerce since March 2004. Mr. Shao was also a professor in accounting and mentor to doctoral students. From June 2007 to August 2011, Mr. Shao served as an external supervisor of China Merchants Bank Co., Ltd. (a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange). Mr. Shao served as an independent non-executive director of SAIC Motor Corporation Limited (a company listed on the Shanghai Stock Exchange) from June 2008 to May 2012. Mr. Shao has served as an Independent Non-executive Director of the Company since June 2010. Mr. Shao was awarded the special allowance by the State Council of the PRC in 1995. He is currently a consultative committee member of the Ministry of Transport of the PRC, as an expert in finance and accounting. Mr. Shao graduated from Shanghai Maritime University, Shanghai University of Finance and Economics and Tongji University with a Bachelor Degree in Economics, and Master and Doctoral Degrees in Management. Mr. Shao has spent two and a half years studying and being senior visiting scholar in the U.K. and Australia.

Mr. Li Ruoshan is currently an Independent Non-executive Director of the Company. Mr. Li was a deputy dean of the School of Economics and a deputy director of the Accounting Department of the School of Economics of Xiamen University; and a deputy dean of the School of Management, director of the Accounting Department, and director of the Finance Department of Fudan University. Mr. Li is currently a professor and PhD supervisor of the Accounting Department of the School of Management of Fudan University. He is also the deputy director of the Members' Rights Protection Commission of the Chinese Institute of Certified Public Accountants, the vice president of the Shanghai Accounting Society and Shanghai Auditing Society, a member of the Consultant Professional Committee for Listed Companies of the Shanghai Stock Exchange, a consultant professional of the Committee for Accounting Standards of the Ministry of Finance and an independent director of each of 興業銀行股份有限公司 (Industrial Bank Co., Ltd.) (a company listed on the Shanghai Stock Exchange) and 西安陝鼓動力股份有限公司 (Xi'an Shaangu Power Co. Ltd.) (a company listed on the Shanghai Stock Exchange). Mr. Li served as an independent director of each of 中國太平洋保險(集團)股份有限公司 (China Pacific Insurance (Group) Co., Ltd.) (a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange) and 廣博集團股份有限公司 (Guangbo Group Co. Ltd.) (a company listed on the Shenzhen Stock Exchange). Mr. Li has served as an Independent Non-executive Director of the Company since June 2013. In 2010, Mr. Li was awarded the "The Best 10 Independent Directors in China" by the Shanghai Stock Exchange. Mr. Li graduated from Xiamen University, majoring in Accounting and obtained a Doctoral Degree in Auditing. He further studied abroad in Belgium and the Massachusetts Institute of Technology in the United States.

Mr. Ma Weihua is currently an Independent Non-executive Director of the Company. Mr. Ma was an executive director, president and chief executive officer of 招商銀行股份有限公司 (China Merchants Bank Co., Ltd.) (a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange), the chairman of 招商信諾人壽保險有限公司 (CIGNA & CMC Life Insurance Co., Ltd.) and the chairman of 招商基金管理有限公司 (China Merchants Fund Management Co., Ltd.). Mr. Ma is currently the chairman of Wing Lung Bank Limited in Hong Kong, a member of the Twelfth National Committee of the Chinese People's Political Consultative Conference, the vice chairman of China Chamber of International Commerce, the executive deputy chairman of China Enterprise Directors Association, a member of the Standing Council of China Society for Finance and Banking, a director of Shenzhen Soft Science Development Foundation, an independent director of each of 中國石油化工股份有限公司 (China Petroleum & Chemical Corporation) (a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange), 盈利時控股有限公司 (Winox Holdings Limited) (a company listed on the Hong Kong Stock Exchange), and 華潤置地有限公司 (China Resources Land Limited) (a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange). Mr. Ma has served as an Independent Non-executive Director of the Company since October 2013. Mr. Ma obtained a Doctorate Degree in Economics and is an adjunct professor at several higher educational institutions including Peking University and Tsinghua University.

Mr. Yu Faming is currently the Chairman of the Supervisory Committee of the Company, and a party member and the head of party disciplinary inspection group of CEA Holding. Mr. Yu served as deputy head of the Survey and Research Department of the Policy Research Office of the Ministry of Labour and Human Resources of the PRC, head of the Integration Division of the Department of Policy and Regulation of the Ministry of Labour of the PRC, deputy head of the Labour Science Research Institute of the Ministry of Labour of the PRC, deputy head and head of the Labour Science Research Institute of the Ministry of Labour Protection of the PRC and head of the Training and Employment Department of the Ministry of Labour Protection of the PRC. From June 2008 to May 2011, he served as head of the Employment Department of the Ministry of Human Resources and Social Security of the PRC. Since May 2011, he has been party member and head of party disciplinary inspection group of CEA Holding. Since June 2011, he has served as the Chairman of the Supervisory Committee of the Company. Mr. Yu graduated from Shandong University majoring in philosophy. He holds the title of associate research fellow.

Mr. Xi Sheng is currently a Supervisor of the Company and chief auditor of CEA Holding. Mr. Xi served as the deputy head of the foreign affairs department II of the foreign funds utilization and application audit department and the head of the liaison and reception office of the foreign affairs department of the National Audit Office of the PRC and the deputy head of the PRC Audit Institute (中國審計事務所). He was also the head of the fixed assets investment audit department of the National Audit Office of the PRC, and the party secretary and a special commissioner of the Harbin office of the National Audit Office of the PRC. He served as the head of the personnel and education department of the National Audit Office of the PRC from January 2007 to September 2009. He was the head of the audit department of CEA Holding from September 2009 to November 2012. Mr. Xi has served as the chief auditor of CEA Holding since September 2009 and a Supervisor of the Company since June 2012. Mr. Xi is also the council member of China Institute of Internal Audit, the vice chairman of Shanghai Institute of Internal Auditors, a member of International Institute of Internal Auditors and a committee member of international relations committee of the institute. Mr. Xi graduated from Jiangxi University of Finance and Economics (江西財經大學) with undergraduate education background. He is a senior auditor, a Chinese Certified Public Accountant (CPA) and an International Certified Internal Auditor (CIA).

Mr. Ba Shengji is currently a Supervisor of the Company and the chairman of the labour union of CEA Holding. Mr. Ba joined the civil aviation industry in 1978. He served as the section manager and deputy head of the finance department and the chief officer of the auditing office of the Company, chief officer of the auditing office, head of the audit department, chief officer of disciplinary committee office, head of supervision department and deputy head of party disciplinary inspection group of CEA Holding. He was the secretary of the disciplinary committee of the Company from November 2006 to November 2009 and the secretary of the disciplinary committee and chairman of the labour union of the Company from November 2009 to November 2011. He served as the deputy secretary of the party committee and secretary of the disciplinary committee of the Company from November 2011 to August 2013. He has served as the chairman of the labour union of CEA Holding since August 2013. Mr. Ba graduated from Shanghai Television University.

Mr. Feng Jinxiong is currently a Supervisor and General Manager of the Audit Department of the Company and a deputy general manager of the Audit Department of CEA Holding. Mr. Feng joined the civil aviation industry in 1982, and served as Deputy Head and Head of the Planning Department of the Company, head of the Finance Department and deputy chief accountant of CEA Holding, Manager of the Human Resources Department of the Company, vice president of CES Finance, and Deputy General Manager of the Shanghai Security Department of the Company. He also served as president of the China Eastern Airlines Wuhan Co., Ltd. from 2007 to 2009. Since February 2009, he has been General Manager of the Audit Department of the Company. He has been a Supervisor of the Company since March 2009. Mr. Feng graduated from the Civil Aviation University of China and the Graduate School of the Chinese Academy of Social Sciences, holding a master's degree.

Mr. Yan Taisheng is currently a Supervisor and the vice chairman of the labour union of the Company. Mr. Yan joined the civil aviation industry in 1973, and served as chief of the board secretariat of the general office of the Company, general manager of 上海民航東大實業公司 (Shanghai Civil Aviation Dong Da Industry Company) and deputy head and head of the general office of the labour union of the Company. He has been the vice chairman of the labour union of the Company since 2005. He served as a Supervisor since March 2009. Mr. Yan graduated from East China Normal University.

Mr. Shu Mingjiang was a Vice President of the Company during the Reporting Period. Mr. Shu joined the civil aviation industry in 1989. He served as vice president of general affairs of 上海東方飛行培訓有限公司 (Shanghai Eastern Flight Training Co., Ltd.), a subsidiary of the Company, Deputy Head of the Safety Monitoring Division, Vice Manager and subsequently Manager of the Safety Monitoring Department of the Company, Deputy General Manager of the Shanghai Flight Division of the Company and Vice President of the Yunnan Branch of the Company. From November 2006 to December 2009, he was the Chief Pilot and General Manager of the Operating Control Division of the Company. From December 2009 to November 2011, Mr. Shu was President of the Beijing Branch of the Company. He was Vice President of the Company from December 2011 to March 2014. Mr. Shu was appointed as the chief safety controller of CEA Holding from February 2014. Mr. Shu graduated from the Flight College of Civil Aviation Flight University of China, majoring in aircraft driving, and obtained a Master in Flight Safety Management jointly held by Civil Aviation University of China, ENAC, France and ENSICA, France, and an Executive Master of Business Administration (EMBA) degree from School of Management of Fudan University.

Mr. Wu Yongliang is currently a Vice President and Chief Financial Officer of the Company. Mr. Wu joined the civil aviation industry in 1984 and served as Deputy Head and subsequently Head of the Finance Department of the Company, Head of Planning and Finance Department of the Company and head of the Finance Department of CEA Holding. From 2001 to March 2009, he served as deputy chief accountant and head of the Finance Department of CEA Holding. From April 2009 onwards, he has served as Chief Financial Officer of the Company. He has been a Vice President of the Company since December 2011. Mr. Wu graduated from the Faculty of Economic Management of Civil Aviation University of China, majoring in planning and finance. He also graduated from Fudan University, majoring in business administration (MBA). Mr. Wu was awarded the postgraduate qualification and is a certified accountant.

Mr. Tian Liuwen is currently a Vice President of the Company. Mr. Tian served as manager of the Beijing Sales Department under the Marketing and Sales Division of China General Aviation Corporation. He was also the Head of the General Manager Office and Chairman of the Labour Union and Deputy General Manager of the Shanxi Branch of the Company. From June 2002 to January 2008, he was the Vice President and subsequently President of the Hebei Branch of the Company. From April 2005 to January 2008, he was President of the Beijing Base of the Company. He served as general manager of China Eastern Airlines Jiangsu Co., Ltd, a subsidiary of the Company, since January 2008. From December 2011 to June 2013, he served as the general manager of Shanghai Airlines; and from January 2012 to December 2013, he was a director of Shanghai Airlines. Since December 2011, he has been Vice President of the Company and president of Shanghai Airlines. He obtained an EMBA degree from Nanjing University and is qualified as senior economist.

Mr. Feng Liang is currently a Vice President, the Chief Engineer and the Chief Security Officer of the Company. Mr. Feng joined the civil aviation industry in 1986 and worked in aircraft maintenance base routes department of the Company. From 1999 to 2006, he used to serve as the head of the aircraft maintenance base engineering technology department, chief engineer of the base and general manager of the base. He also served as the general manager of 東航工程技術公司 (China Eastern Air Engineering & Technique) after it was established in September 2006. He has served as the Chief Engineer of the Company since August 2010, the Chief Security Officer of the Company since December 2012 and the Vice President of the Company since August 2013. Mr. Feng was graduated from Civil Aviation University of China, majored in aircraft electrical equipment maintenance and obtained an MBA degree from Shanghai Jiaotong University. He is also a senior engineer.

Mr. Sun Youwen is currently the Vice President of the Company, the chief pilot and the general manager of the shanghai flight division of the Company. Mr. Sun joined the civil aviation industry in 1980, and served as a squadron leader and the leader of the shanghai flight division of the Company. He served as the vice president of China Eastern Airlines Jiangsu Corporation Limited from April 2007 to November 2009 and the general manager of the shanghai flight division of the Company from December 2009 to April 2012. He has been appointed as the chief pilot of the Company and the general manager of the shanghai flight division of the Company since April 2012 and has served as the Vice President of the Company since March 2014. Mr. Sun graduated from the Flight College of Civil Aviation Flight University of China (中國民用航空飛行學院), majored in aircraft driving and obtained an Executive Master of Business Administration (EMBA) degree from the Institute of Management of Fudan University.

Mr. Wang Jian is currently the Board Secretary, the Head of the Board secretariat of the Company, Joint Company Secretary and Authorised Representative of the Company. Mr. Wang joined the Company in 1995 and served as Deputy Head of the Company's office and Deputy General Manager of the Shanghai Business Office of the Company. From September 2006 to May 2009, he was the deputy general manager in the Shanghai Base of China Southern Airlines Company Limited. Since May 2009, he has served as the Head of the Board secretariat of the Company. He was a representative of the Company's Securities affairs from May 2009 to April 2012. He was appointed as the Board Secretary, Joint Company Secretary and Authorised Representative of the Company in April 2012. Mr. Wang graduated from Shanghai Jiao Tong University and has an MBA postgraduate degree from East China University of Science and Technology and an EMBA degree from Tsinghua University as well as a qualification certificate for board secretaries of listed companies issued by the Shanghai Stock Exchange.

Mr. Ngai Wai Fung is currently a Joint Company Secretary of the Company. Mr. Ngai is a fellow and vice president of the Hong Kong Institute of Chartered Secretaries, and a fellow of the Institute of Chartered Secretaries and Administrators in the United Kingdom. Mr. Ngai is currently a director and chief executive officer of SW Corporate Services Group Limited. Mr. Ngai has become an adjunct professor of the Faculty of Law of Hong Kong Shue Yan University. He was appointed as a non-official member of the Working Group on Professional Services of the Economic Development Commission by the chief executive of the Hong Kong Special Administrative Region and also a committee member of Qualification and Examination Board by the Hong Kong Institute of Certified Public Accounts. He used to serve as joint company secretary in several companies and has rich experience in being a company secretary, as well as in enterprise management, legal matters, finance and corporate governance. He is also a member of the Hong Kong Institute of Certified Public Accountants and a fellow of the Association of Chartered Certified Accountants in the United Kingdom. In April 2012, Mr. Ngai was appointed as the Joint Company Secretary of the Company. Mr. Ngai has a Doctorate in Finance from the Shanghai University of Finance and Economics, a Master in Corporate Finance from the Hong Kong Polytechnic University, an MBA from Andrews University in the United States and a Bachelor's degree (Honours) in Law from the University of Wolverhampton in the United Kingdom.

Mr. Luo Zhuping was a Director of the Company during the Reporting Period. Mr. Luo joined CEA in 1988. He was Deputy Chief and then Chief of the Enterprise Management Department and Deputy Head of the Share System Office of China Eastern Airlines. He served as the Board Secretary of the Company for 15 years from December 1996 to April 2012. He was also the Head of the Board Secretariat of the Company from 1997 to 2008. He was a Director of the Company from June 2004 to June 2013. Mr. Luo has been responsible for domestic and overseas exchange listing and capital management of the Company since 1993. He has gained rich experience in certain value-added measures of an enterprise, such as enterprise reform, stock issuance, corporate governance, merger and acquisition and reorganization. Mr. Luo graduated from Anhui University majoring in Philosophy and Law. He also holds a Master in Global Economics from Eastern China Normal University. He participated in the training programme for senior managers of large scale enterprises organised in the USA by the State Economic and Trade Commission and Morgan Stanley.

Mr. Wu Xiaogen was an Independent Non-executive Director of the Company during the Reporting Period. Mr. Wu previously served as assistant to the general manager and deputy general manager of the securities department of 中國金穀國際信託投資有限責任公司 (China Jingu International Trust Investment Company Limited), deputy general manager of the securities management department and general manager of the institutional management department of 中國科技國際信託投資公司 (China Technology International Trust Investment Company), and head of the audit teaching and research unit and deputy dean of the School of Accountancy of Central University of Finance and Economics. He was chief accountant of China First Heavy Industries from November 2004 to June 2010. He has been a professional external director for central enterprises since June 2010 and holds the title of researcher. Mr. Wu served as an independent non-executive director of 中國石油化工股份有限公司 (China Petroleum & Chemical Corporation) (a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange) from May 2010 to May 2012. Mr. Wu served as an Independent Non-executive Director of the Company from March 2010 to June 2013. Mr. Wu is also a director and a member of the Ethics Committee of the Chinese Institute of Certified Public Accountants, an external director of China National Machinery Industry Corporation and an external director of China Three Gorges Corporation. Mr. Wu graduated from the Department of Economics and Management of the Central University of Finance and Economics and also obtained a Doctoral Degree in Economics.

Mr. Liu Jiashun was a Supervisor of the Company during the Reporting Period. Mr. Liu was party secretary, deputy president and secretary of the disciplinary committee of China Aviation Fuel Hainan Company, as well as chairman of the board and president of Hainan Nanyang Air Transport Co., Ltd. He was also the chief director in charge of fuel supply engineering at Haikou's Meilan Airport and served as a director of Meilan Airport Co., Ltd. and the vice chairman of the board and president of 美亞實業有限公司 (Meiya Company). From 1999 to 2007 he was deputy party secretary, and subsequently the secretary of the disciplinary committee of China Aviation Fuel East China Company and he served as the general manager of 上海浦航石油有限公司 (Shanghai Pudong Airport Fuel Co., Ltd) from 2006 to March 2009. Since October 2009, Mr. Liu has served as the party secretary of 中國航空油料華東公司 (China Aviation Fuel Huadong Company). He was a Supervisor of the Company from 2000 to June 2013. Mr. Liu received post-graduate education and is qualified as a senior political work instructor.

Each of the independent non-executive Directors has issued a confirmation in respect of the factors set out in the Listing Rules concerning his independence pursuant to Rule 3.13 of the Listing Rules. The Company considers all of the independent non-executive Directors to be independent.

Changes in the Members of the Board and Management Personnel

The 2012 annual general meeting was held by the Company on 26 June 2013, during which the seventh session of the Board and the seventh session of the supervisory committee of the Company were elected. On the same day, the first ordinary meeting of the seventh session of the Board and the first meeting of the seventh session of the supervisory committee of the Company were also convened, during which the Chairman, Vice Chairman, President, Vice President, Chief Financial Officer, Board Secretary of the seventh session of the Board and the chairman for the seventh session of the supervisory committee of the Company were elected.

The second ordinary meeting of the seventh session of the Board was held by the Company on 27 August 2013, during which the resolution on appointment of Mr. Feng Liang as a Vice President of the Company was considered and approved. On 29 October 2013, the resolution on election of Mr. Ma Weihua as an independent non-executive Director of the seventh session of the Board was considered and approved at the first extraordinary general meeting of the Company in 2013. On 24 March 2014, the sixth ordinary meeting of the seventh session of the Board considered and passed the resolution regarding the change in Vice President of the Company and appointed Mr. Sun Youwen as a Vice President of the Company. Mr. Shu Mingjiang ceased to be a Vice President of the Company due to changes of duties.

Cessation

Name	Date of Cessation	Position
Luo Zhuping	26 June 2013	Director
Wu Xiaogen	26 June 2013	Independent Non-executive Director
Liu Jiashun	26 June 2013	Supervisor
Shu Mingjiang	24 March 2014	Vice President

Appointment

Name	Date of Appointment	Approval Organisation	Position
Liu Shaoyong	26 June 2013	2012 annual general meeting 1st ordinary meeting of the seventh session of the Board	Chairman
Ma Xulun	26 June 2013	2012 annual general meeting 1st ordinary meeting of the seventh session of the Board	Vice Chairman, President
Xu Zhao	26 June 2013	2012 annual general meeting	Director
Gu Jiadan	26 June 2013	2012 annual general meeting	Director
Li Yangmin	26 June 2013	2012 annual general meeting 1st ordinary meeting of the seventh session of the Board	Director, Vice President
Tang Bing	26 June 2013	2012 annual general meeting 1st ordinary meeting of the seventh session of the Board	Director, Vice President
Sandy Ke-Yaw Liu	26 June 2013	2012 annual general meeting	Independent Non-executive Director
Ji Weidong	26 June 2013	2012 annual general meeting	Independent Non-executive Director
Shao Ruiqing	26 June 2013	2012 annual general meeting	Independent Non-executive Director
Li Ruoshan	26 June 2013	2012 annual general meeting	Independent Non-executive Director
Ma Weihua	29 October 2013	1st extraordinary general meeting 2013	Independent Non-executive Director
Yu Faming	26 June 2013	2012 annual general meeting 1st meeting of the seventh session of the supervisory committee of the Company	Chairman of the supervisory committee of the Company
Xi Sheng	26 June 2013	2012 annual general meeting	Supervisor
Ba Shengji	26 June 2013	2012 annual general meeting	Supervisor
Yan Taisheng	26 June 2013	3rd group meeting in 2013 of the fifth session of the employee's representatives conference	Supervisor
Feng Jinxiong	26 June 2013	3rd group meeting in 2013 of the fifth session of the employee's representatives conference	Supervisor
Wu Yongliang	26 June 2013	1st ordinary meeting of the seventh session of the Board	Vice President, Chief Financial Officer
Tian Liuwen	26 June 2013	1st ordinary meeting of the seventh session of the Board	Vice President
Feng Liang	27 August 2013	2nd ordinary meeting of the seventh session of the Board	Vice President
Sun Youwen	24 March 2014	6th ordinary meeting of the seventh session of the Board	Vice President
Wang Jian	26 June 2013	1st ordinary meeting of the seventh session of the Board	Board Secretary, Joint Company Secretary, Authorised Representative
Ngai Wai Fung	26 June 2013	1st ordinary meeting of the seventh session of the Board	Joint Company Secretary

Change of particulars of directors or supervisors under Rule 13.51B(1) of the Listing Rules

Mr. Tang Bing, a director of the Company, ceased to act as the chairman of Shanghai Airlines, a subsidiary of the Company, with effect from January 2014 and was appointed as an executive director of Shanghai Airlines with effect from January 2014.

Mr. Li Ruoshan, an independent non-executive director of the Company, ceased to act as an independent non-executive director of 中國太平洋保險(集團)股份有限公司 (China Pacific Insurance (Group) Co., Ltd.) (a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange) with effect from June 2013, ceased to act as an independent non-executive director of 廣博集團股份有限公司 (Guangbo Group Stock Co., Ltd.) (a company listed on the Shenzhen Stock Exchange) with effect from February 2014 and was appointed as an independent non-executive director of 西安陝鼓動力股份有限公司 (Xi'an Shaangu Power Co. Ltd.) (a company listed on the Shanghai Stock Exchange) with effect from December 2013.

Mr. Ma Weihua, an independent non-executive director of the Company, was appointed as an independent non-executive director of 華潤置地有限公司 (China Resources Land Limited) (a company listed on the Hong Kong Stock Exchange) with effect from July 2013.

Shareholdings of Directors, Chief Executive, Supervisors and Senior Management

Save as disclosed above, as at 31 December 2013, none of the Directors, chief executive, Supervisors or members of senior management of the Company and their respective associates had any other interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the provisions of Divisions 7 and 8 of Part XV of the SFO and as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO (including any interest or short position which any of such Directors, chief executive, Supervisors or members of senior management of the Company and their respective associates were taken or deemed to have under such provisions of the SFO), or which was otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code (which shall be deemed to apply to the Supervisors to the same extent as it applied to the Directors).

In 2013 and as at 31 December 2013, none of the Directors, chief executive, Supervisors, members of senior management of the Company and/or any of their spouses or children under the age of eighteen were granted any right, and the Company had not made any arrangement enabling any of them, to subscribe for equity securities or debt securities of the Company.

As at the date of this report, Mr. Liu Shaoyong (the Chairman of the Company), Mr. Xu Zhao and Mr. Gu Jiadan (Directors), Mr. Yu Faming (the chairman of the Supervisory Committee of the Company), Mr. Xi Sheng and Mr. Ba Shengji (Supervisors) are employees of CEA Holding, which is a company having an interest in the Company's shares required to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

Service Contracts of Directors and Supervisors

None of the Directors or Supervisors has entered into any service contract with the Company, which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

Interests of Directors and Supervisors in Contracts

None of the Directors or Supervisors had a material interest, directly or indirectly, in any contract of significance to which the Company or any of its subsidiaries was a party to during the Reporting Period (the term 'contract of significance' having the meaning ascribed thereto in paragraph 15 of Appendix 16 to the Listing Rules).

Remuneration

Directors and supervisors

Details of the remuneration of Directors and Supervisors are set out in note 9 to the financial statements prepared in accordance with IFRS.

H shares appreciation rights scheme

Details of the grant of the H shares appreciation rights of the Company are set out in the section headed "Report of Directors—H Shares Appreciation Rights" of this report.

Major Suppliers and Customers

In 2013, purchases by the Company from the largest and five largest suppliers accounted for 16.45% and 30.08%, respectively, of the total annual purchases of the Company. Total income from sales to the Company's five largest customers amounted to approximately RMB6,655 million, accounting for 7.56% of the Company's total revenue.

None of the Directors, Supervisors or any of their respective associates nor any Shareholders who, to the knowledge of the Directors, hold 5% or more of the Company's share capital has any interest in any of the above mentioned suppliers and customers.

Medical Insurance

The majority of the Group's PRC employees participate in the medical insurance schemes organised by the municipal governments, under which the Group and its employees are required to contribute to the schemes approximately 12% and 2%, respectively, of the employee's basic salaries. For those employees who participate in these schemes, the Group has no other obligation for the payment of medical expense beyond such contributions. For the year ended 31 December 2013, the Group's medical insurance contributions charged to the income statement amounted to RMB478 million (2012: RMB391 million).

Employees' Retirement Scheme

Details of the Company's employee retirement scheme and post-retirement benefits are set out in note 38 to the financial statements prepared in accordance with IFRS.

Staff Housing Benefits

Details of the Group's staff housing benefits are set out in note 39 to the financial statements prepared in accordance with IFRS.

Bank Loans and Other Borrowings

Details of bank loans and other borrowings of the Company and the Group as at 31 December 2013 are set out in note 34 to the financial statements prepared in accordance with IFRS.

Interest Capitalized

Interest capitalized by the Group as calculated in accordance with IFRS for the year ended 31 December 2013 was RMB391 million.

Property, Plant And Equipment

Movements in property, plant and equipment of the Company and the Group during the year are set out in note 19 to the financial statements prepared in accordance with IFRS.

Reserves

Details of movements in reserves of the Company and the Group for the year ended 31 December 2013 and profit appropriation by the Company are set out in note 43 to the financial statements prepared in accordance with IFRS.

Donations

During the year, the Group made donations for charitable purposes amounting to approximately RMB0.1097 million.

Material Litigation

The family members of the 32 victims in the Baotou aircraft accident on 21 November 2004, who sued the Company in the USA and China (the aircraft was then owned and operated by China Eastern Air Yunnan Company), have reached a settlement with the Company and applied to the Beijing Second Intermediate People's Court to withdraw their actions. On 31 May 2013, the Beijing Second Intermediate People's Court accepted the withdrawal. The California Court in the USA ruled to terminate the proceedings of case in the USA on 24 October 2013. Since then, all the local and overseas proceedings with respect to this case have been closed. Management of the Company considers that the outcome of this litigation will not have a material adverse effect on the financial condition and operating performance of the Company.

As at 31 December 2013, the Group was not included in any litigation, arbitration or claim of material importance.

Significant Events

1. On 23 March 2012, the Company entered into a binding memorandum of understanding with Jetstar Airways Pty Limited (a wholly-owned subsidiary of Qantas), for the establishment of a Hong Kong-based low-cost airline. On 24 August 2012, Eastern Air Overseas, a wholly-owned subsidiary of the Company, entered into a shareholders' agreement with Jetstar International, a wholly-owned subsidiary of Qantas, pursuant to which Eastern Air Overseas and Jetstar International agreed to establish a Hong Kong-based, Jetstar-branded low-cost airline. On 5 June 2013, Eastern Air Overseas, Jetstar International, Shun Tak Investor, a wholly owned Hong Kong-based subsidiary of Shun Tak Holdings and Jetstar Hong Kong, entered into a restated and amended shareholders' agreement, pursuant to which Shun Tak Investor will become a new strategic shareholder of Jetstar Hong Kong, subject to the completion of necessary filings with the relevant authorities in the PRC, and will hold one-third of the total issued share capital of Jetstar Hong Kong. For details, please refer to the announcements of the Company dated 23 March 2012, 24 August 2012 and 5 June 2013 issued in Hong Kong.

2. The first tranche of the 2012 corporate bonds issued by the Company are 10-year fixed interest rate bonds in the amount of RMB4.8 billion, with an issue price of RMB100 each and a coupon interest rate of 5.05%. The issuance was completed on 20 March 2013 and the bonds were listed on the Shanghai Stock Exchange on 22 April 2013. On 28 June 2013, Dagong International Credit Rating Co., Ltd., a credit rating agency, evaluated this tranche of corporate bonds and issued a credit rating report. After deducting the issuance expense, the proceeds of this bonds issue will be used for purchase of aircraft. For details, please refer to the announcements of the Company dated 11 May 2012, 28 June 2012, 20 March 2013, 18 April 2013 and 28 June 2013 issued in Hong Kong.

3. The non-public issuance of 698,865,000 new A shares at the subscription price of RMB3.28 per share by the Company to CEA Holding (the controlling shareholder of the Company) and CES Finance was completed on 17 April 2013 (the "**A Share Subscription**"). The total consideration for the A Share Subscription was RMB2,292,277,200. The non-public issuance of 698,865,000 new H shares at the subscription price of HK$2.32 per share by the Company to CES Global was completed on 21 June 2013 (the "**H Share Subscription**"). The total consideration for the H Share Subscription was HK$1,621,366,800. The purposes of the A Share Subscription and the H Share Subscription are to improve the financial position of the Company and in the long term, enhance the Company's competitiveness and help to improve its operational position. For details, please refer to the announcements of the Company dated 11 September 2012, 9 November 2012, 4 February 2013, 25 February 2013, 10 April 2013, 17 April 2013 and 21 June 2013 and the circular of the Company dated 24 September 2012 issued in Hong Kong.

4. On 29 May 2013, in order to satisfy the Company's working capital requirement, Eastern Air Overseas, a wholly-owned subsidiary of the Company, issued RMB2.2 billion guaranteed bonds with an interest rate of 3.875% due 2016 to professional investors in Hong Kong. The issue price is 100% of the principal amount of the bonds. Such bonds are listed on the Hong Kong Stock Exchange. The Company has provided a guarantee in connection with this bond issue. For details, please refer to the announcements of the Company dated 24 May 2013, 30 May 2013 and 5 June 2013 issued in Hong Kong.

5. On 7 June 2013, the Company has completed the issuance of 2013 first tranche of super-short-term commercial paper in the issuance amount of RMB4 billion, with a maturity of 270 days. The nominal value of the commercial papers was RMB100 per unit and the interest rate was 3.95%. The issue price is 100% of the principal amount of the bonds. The proceeds from this issuance will be used principally to replenish corporate working capital of the Company. For details, please refer to the announcement of the Company dated 7 June 2013 issued in Hong Kong.

6. On 10 June 2013, the Company redeemed the 2012 first tranche of RMB4 billion 4.1% super-short-term commercial paper, which was issued on 13 September 2012. The commercial papers had a maturity of 270 days at a nominal value of RMB100 per unit. For details, please refer to the announcements of the Company dated 13 September 2012 and 13 June 2013 issued in Hong Kong.

7. On 26 June 2013, the 2012 annual general meeting of the Company considered and approved that (i) Ernst & Young Hua Ming LLP and Ernst & Young be appointed as the Company's domestic and international auditors respectively, for the year 2013; and (ii) Ernst & Young Hua Ming LLP be appointed as the Company's auditors for internal control for the year 2013, both of which came into effect at the conclusion of the 2012 annual general meeting. For details, please refer to the announcements of the Company dated 26 March 2013 and 26 June 2013 issued in Hong Kong.

8. On 26 June 2013, the 2012 annual general meeting of the Company considered and approved the proposal to expand the business scope of the Company and the amendments to the Articles of Association. On the same date, the Chairman of the Company made corresponding amendments to the Articles of Association pursuant to the authority granted at the 2012 first extraordinary general meeting, which was based on the results of A Share Subscription and H Share Subscription. All amendments became effective on 26 June 2013. For details, please refer to the announcements of the Company dated 26 April 2013 and 26 June 2013 issued in Hong Kong.

9. On 28 February 2014, the Company (as the purchaser) entered into a purchase agreement with Airbus SAS (as the seller) in Shanghai, China regarding the purchase of seventy A320NEO aircraft. The aforesaid aircraft are expected to be delivered to the Company in stages from 2018 to 2020. On the same date, the Company (as the seller) entered into a disposal agreement with Airbus SAS (as the purchaser) regarding the disposal of seven Airbus A300-600 aircraft and certain spare parts and spare engines. For details, please refer to the announcement of the Company dated 28 February 2014 issued in Hong Kong.

10. On 13 March 2014, in order to satisfy the Company's working capital requirement, Eastern Air Overseas, a wholly-owned subsidiary of the Company, issued RMB2.5 billion guaranteed bonds with an interest rate of 4.8% due March 2017 to professional investors in Hong Kong. Such bonds are listed on the Hong Kong Stock Exchange. The Company has provided a guarantee in connection with this bond issue. For details, please refer to the announcements of the Company dated 7 March 2014 and 13 March 2014 issued in Hong Kong.

11. On 26 March 2014, according to the relevant requirements of the CSRC and the Shanghai Stock Exchange, the Board considered and approved the proposed amendments to the Articles of Association in connection with the priority of cash dividends to share dividends in profit distributions and intervals for cash dividend distributions. Such amendments will be submitted to the 2013 annual general meeting of the Company for approval. For details, please refer to the announcement of the Company dated 26 March 2014.

12. The authorised representative in Hong Kong (for the purpose of section 776(4) of the Companies Ordinance, Chapter 622 of the Laws of Hong Kong) of the Company has been changed from Mr. Ge Haiwang to Mr. Liu Mingyu, with effect from 26 March 2014. For details, please refer to the announcement of the Company dated 26 March 2014.

Connected Transactions

1. On 10 January 2013, Shanghai Tours entered into an equity transfer agreement with Eastern Tourism, pursuant to which Shanghai Tours agreed to acquire the entire equity interests of Eastern Travel from Eastern Tourism in consideration of RMB11,876,200 in total (the "**Eastern Travel Acquisition**").

   Eastern Tourism is a wholly-owned subsidiary of CEA Holding, which in turn is a controlling shareholder of the Company. Eastern Tourism is thus a connected person of the Company under the Listing Rules.

   Therefore, the Eastern Travel Acquisition constitutes a connected transaction of the Company. The main purpose of the Eastern Travel Acquisition is to reorganise and integrate the tourism business of the Group. For details, please refer to the announcement of the Company issued in Hong Kong dated 10 January 2013.

2. On 27 September 2013, in order to secure a professional, stable and reliable operation for the Company's media and advertising resources, the Company entered into an agreement with CES Media, pursuant to which the Company and certain of its subsidiaries agreed to transfer the exclusive rights to use certain media and advertising resources of the Company to CES Media and certain of its subsidiaries at a consideration of RMB237 million for a period of 15 years (from 1 January 2014 to 31 December 2028) under the terms and conditions in the agreement. CES Media is a subsidiary of and thus an associate of CEA Holding, which in turn is a controlling shareholder of the Company. As such, CES Media is a connected person of the Company and the transaction constitutes a connected transaction of the Company under the Listing Rules. For details, please refer to the announcement of the Company dated 27 September 2013 issued in Hong Kong.

3. On 24 December 2013, the Company and CEA Holding, both being the shareholders of CES Media, agreed the capital injection of RMB80 million to CES Media on a pro-rata basis in cash. Out of such RMB80 million, the Company will contribute a pro-rata amount of RMB36 million in cash and CEA Holding will contribute the remaining pro-rata amount of RMB44 million in cash. CES Media is a subsidiary of and thus an associate of CEA Holding, which in turn is a controlling shareholder of the Company. As such, CES Media is a connected person of the Company. The contribution by the Company constitutes a connected transaction of the Company under the Listing Rules. This capital injection has been completed. The capital injection will enable CES Media to enhance its market competitiveness and promote sustainable development in the future, thereby enhancing the Company's ability to obtain stable investment income. For details, please refer to the announcement of the Company dated 24 December 2013 issued in Hong Kong.

Continuing Connected Transactions

In order to better manage the existing continuing connected transactions and to regulate the continuing business relationships between (i) the Group and (ii) CEA Holding and its subsidiaries, and in compliance with the applicable requirements under Chapter 14A of the Listing Rules, the Company entered into the following agreements or renewed agreements relating to various continuing connected transactions. Those agreements are effective for a term of 3 years from 1 January 2014 to 31 December 2016.

	Agreements	Counterparties and connected person relationship
1.	Property Leasing Renewal Agreement	CEA Holding.
2.	Financial Services Renewal Agreement	Eastern Air Finance Company, which is directly interested as to approximately 53.75% by, and is thus an associate of, CEA Holding. CES Finance which is a wholly-owned subsidiary of CEA Holding.
3.	Import and Export Agency Renewal Agreement	Eastern Aviation Import & Export Company, which is directly interested as to 55% by, and is thus an associate of, CEA Holding.
4.	Catering Services Renewal Agreement	Eastern Air Catering Company, which is directly interested as to 55% by, and is thus an associate of, CEA Holding.
5.	Sales Agency Services Renewal Agreement	Shanghai Dongmei, which is indirectly interested as to 72.84% by, and is thus an associate of, CEA Holding.
6.	Maintenance and Repair Services Renewal Agreement	CEA Development, which is directly interested as to 95% by, and is thus an associate of, CEA Holding.
7.	Advertising Services Renewal Agreement	CES Media, which is directly interested as to 55% by, and is thus an associate of, CEA Holding.
8.	Property Management Services Agreement	Eastern Investment, which is a wholly-owned subsidiary of CEA Holding.
9.	Hotel Accommodation Services Agreement	Eastern Tourism, which is a wholly-owned subsidiary of CEA Holding.

Details of the relevant continuing connected transactions are set out as follows:

1. Property Leasing Renewal Agreement

On 15 October 2010, the Company and CEA Holding entered into the existing property leasing agreement (the "**Existing Property Leasing Agreement**") which expired on 31 December 2013. On 30 August 2013, the Company entered into an agreement relating to the renewal of the Existing Property Leasing Agreement with CEA Holding on substantially the same terms (the "**Property Leasing Renewal Agreement**"). Pursuant to the Property Leasing Renewal Agreement, the Company will lease from CEA Holding and its subsidiaries the following properties, for use by the Group in its daily airlines and other business operations:

(a) a maximum of altogether 36 land properties owned by CEA Northwest covering an aggregate site area of approximately 713,632 square metres together with a total of 172 building properties and related construction, infrastructure and facilities occupying an aggregate floor area of approximately 240,601 square metres;

(b) a maximum of altogether 3 land properties owned by 中國東方航空雲南公司 (China Eastern Air Yunnan Company), covering an aggregate site area of approximately 43,258 square metres together with a total of 24 building properties and related construction, infrastructure and facilities occupying an aggregate floor area of approximately 77,401 square metres;

(c) building properties and related construction, infrastructure and facilities owned by CEA Holding, occupying an aggregate floor area of approximately 8,853 square metres located in Shijiazhuang;

(d) building properties and related construction, infrastructure and facilities owned by CEA Holding, occupying an aggregate floor area of approximately 63,552 square metres located in Taiyuan;

(e) a total of altogether 7 building properties and related construction, infrastructure and facilities owned by CEA Holding, occupying an aggregate floor area of approximately 13,195 square metres located in Shanghai;

(f) a total of altogether 33 guest rooms in Eastern Hotel owned by CEA Holding, occupying an aggregate floor area of approximately 1,500 square metres located in Shanghai; and

(g) other property facilities owned by CEA Holding as may be leased to the Company from time to time due to the urgent business needs of the Company.

In addition to and on the terms and conditions to be further agreed, the Company shall lease some of the properties legally owned or leased by the Group to the subsidiaries of CEA Holding as needed by the subsidiaries of CEA Holding.

2. Financial Services Renewal Agreement

On 15 October 2010, the Company and Eastern Air Finance Company entered into the existing financial services agreement (the "**Existing Financial Services Agreement**") which expired on 31 December 2013. On 30 August 2013, the Company entered into an agreement relating to the renewal of the Existing Financial Services Agreement with Eastern Air Finance Company and CES Finance, pursuant to which the Eastern Air Finance Company and its subsidiaries (each a "**Eastern Air Finance Entity**" and collectively the "**Eastern Air Finance Entities**") and CES Finance and its subsidiaries (each a "**CES Finance Entity**" and collectively the "**CES Finance Entities**") will from time to time provide the Group with a range of financial services including: (i) deposit services by the Eastern Air Finance Entities; (ii) loan and financing services by the Eastern Air Finance Entities; and (iii) other financial services such as: (a) the provision of trust loans, financial guarantees, credit references by the Eastern Air Finance Entities; and (b) broker services for future products (e.g. crude oil, foreign exchange and national debt) by the CES Finance Entities (the scope of "**other financial services**" is not limited and different services may be provided to the Group as and when they are needed).

On 16 January 2013, in order to establish a systematic capital prevention mechanism and further ensure safety of the Company's financial deposit in Eastern Air Finance Company, the Company entered into a supplemental agreement with Eastern Air Finance Company, to further regulate the balances of the Group's deposits and loans with the Eastern Air Finance Company and its subsidiaries on a pre-condition that the agreed maximum daily balance of each of the deposits and the loans under the financial services agreement dated 15 October 2010 remains unchanged. For details, please refer to the announcement of the Company dated 16 January 2013 issued in Hong Kong.

3. Import and Export Agency Renewal Agreement

On 15 October 2010, the Company and Eastern Aviation Import & Export Company entered into the existing import and export agency agreement (the "**Existing Import and Export Agency Agreement**") which expired on 31 December 2013. On 30 August 2013, the Company entered into an agreement relating to the renewal of the Existing Import and Export Agency Agreement with the Eastern Aviation Import & Export Company on substantially the same terms, pursuant to which the Eastern Aviation Import & Export Company and its subsidiaries will from time to time as its agent provide the Group with agency services for the import and export of goods, including aircraft and related raw materials, accessories, machinery and equipment, together with related insurance and financial services, required in the daily airlines operations and civil aviation business of the Group.

4. Catering Services Renewal Agreement

On 15 October 2010, the Company and Eastern Air Catering Company entered into the existing catering services agreement (the "**Existing Catering Services Agreement**") which expired on 31 December 2013. On 30 August 2013, the Company entered into an agreement relating to the renewal of the Existing Catering Services Agreement with the Eastern Air Catering Company on substantially the same terms, pursuant to which the Eastern Air Catering Company and its subsidiaries (each a "**Eastern Air Catering Entity**" and collectively the "**Eastern Air Catering Entities**") will from time to time provide the Group with in-flight catering services (including the supply of in-flight meals and beverages, cutlery and tableware) and related storage and complementary services required in the daily airline operations and civil aviation business of the Group. The Eastern Air Catering Entities provide their services in accordance with the specifications and schedules as from time to time specified by the relevant member(s) of the Group to accommodate its operation needs.

5. Sales Agency Services Renewal Agreement

On 15 October 2010, the Company and Shanghai Dongmei entered into the existing sales agency services agreement (the "**Existing Sales Agency Services Agreement**") which expired on 31 December 2013. On 30 August 2013, the Company entered into an agreement relating to the renewal of the Existing Sales Agency Services Agreements with Shanghai Dongmei on substantially the same terms, pursuant to which the Shanghai Dongmei and its subsidiaries will from time to time provide the Group as its agents with services for sale of air tickets and with complementary services required in the daily airline operations and civil aviation business of the Group.

6. Maintenance and Repair Services Renewal Agreement

On 15 October 2010, the Company and CEA Development entered into the existing maintenance and repair services agreement (the "**Existing Maintenance and Repair Services Agreement**") which expired on 31 December 2013. On 30 August 2013, the Company entered into an agreement relating to the renewal of the Existing Maintenance and Repair Services Agreement with CEA Development on substantially the same terms, pursuant to which CEA Development and its subsidiaries will from time to time provide certain services to the Company, including: (a) maintenance and repair services to the Company's aeroplanes and automobiles that are used in ground services and daily operations; (b) comprehensive services in relation to maintenance, repair and overhaul of aircraft, aviation equipment and ancillaries; (c) various special vehicles and equipment for airline use, such as air stairs, freight cars, luggage trailers, garbage truck, aircraft portable water vehicle, aircraft sewage disposal vehicle, food cars, freight containers, freight board; (d) aircraft on-board supplies; and (e) warehousing management.

7. Advertising Services Renewal Agreement

On 15 October 2010, the Company and CES Media entered into the existing advertising services agreement (the "**Existing Advertising Services Agreement**") which expired on 31 December 2013. On 30 August 2013, the Company entered into an agreement relating to the renewal of the Existing Advertising Services Agreement with CES Media on substantially the same terms, pursuant to which CES Media and its subsidiaries will from time to time provide the Group with multi-media advertising services to promote its business and to organise promotional functions and campaigns to enhance its reputation in the civil aviation industry.

8. **Property Management Services Agreement**

On 30 August 2013, the Company entered into an agreement with Eastern Investment, pursuant to which Eastern Investment and its subsidiaries will from time to time provide the Group with property services such as property and facilities management, green maintenance, sanitation and hygiene management and order maintenance.

9. **Hotel Accommodation Services Agreement**

On 30 August 2013, the Company entered into an agreement with Eastern Tourism, pursuant to which Eastern Tourism and its subsidiaries will from time to time provide the Group's flight crews and customers with hotel accommodation and catering services in case of the implementation of night flights, night shift, irregular night flights or flight delays.

The estimated transaction caps for the continuing connected transactions, which were considered and approved by the Board and at the general meetings of the Company, and their actual amounts incurred up to 31 December 2013, are set out as follows:

Category	Actual amount incurred up to 31 December 2013 RMB'000	The approved 2013 estimated transaction caps RMB'000
Property leasing	59,141	114,900
Financial services (balance of deposit)	620,364	4,000,000
Financial services (balance of loans)	1,586,070	4,000,000
Import and export agency services	105,293	118,000
Catering services	919,051	1,160,000
Sales agency services (agency fee)	9,836	115,200
Production and maintenance services	142,569	148,780
Advertising agency services	10,099	56,000
Media resources operation services	14,908	60,000

For details regarding the existing continuing connected transactions, please refer to the Company's 2010 annual report.

The Company's independent non-executive Directors have reviewed such continuing connected transactions during the year 2013 and confirmed that:

(a) the transactions have been entered into by the Group in its ordinary and usual course of its business;

(b) the transactions have been entered into either (i) on normal commercial terms or (ii) (where there are not sufficient comparable transactions to judge whether they are on normal commercial terms) on terms no less favourable to the Company than terms available to or from (as appropriate) independent third parties; and

(c) the transactions have been entered into in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the Shareholders as a whole.

For the purpose of Rule 14A.38 of the Listing Rules, the auditors of the Company have carried out procedures on the above connected transactions disclosed herein for the year ended 31 December 2013 in accordance with the Hong Kong Standard on Assurance Engagements 3000 "**Assurance Engagement Other Than Audits or Reviews of Historical Financial Information**" and with reference to Practice Note 740 "**Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules**" issued by the Hong Kong Institute of Certified Public Accountants and reported that, in respect of the above connected transactions:

a. nothing has come to our attention that causes us to believe that the disclosed continuing connected transactions have not been approved by the Board.

b. for transactions involving the provision of goods or services by the Group, nothing has come to our attention that causes us to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Company.

c. nothing has come to our attention that causes us to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions.

d. with respect to the aggregate amount of each of the continuing connected transactions as set out in this report, nothing has come to our attention that causes us to believe that the disclosed continuing connected transactions have exceeded the maximum aggregate annual value disclosed in the previous announcement dated 15 October 2010 made by the Company in respect of each of the disclosed continuing connected transactions.

In respect of each related party transaction disclosed in note 47 to the financial statements prepared in accordance with IFRS, the Company confirms that it has complied with the relevant requirements under the Listing Rules (if applicable).

Save as disclosed above, the related party transactions set out in note 47 to the financial statements prepared in accordance with IFRS do not constitute connected transactions under the Listing Rules.

Independent Non-Executive Directors' Opinion

Independent non-executive Directors have performed auditing work and issued an independent opinion on the external guarantees the Company has provided, as required by the relevant requirements of the CSRC. The Company has strictly observed the relevant laws and regulations as well as its Articles of Association while it has also imposed strict control on the external guarantees provided. As at 31 December 2013, none of the Company and its subsidiaries included in the consolidated financial statements has provided any guarantee to the Company's controlling shareholder and other related parties, other non-corporate bodies and individuals.

Auditors

Ernst & Young was the Company's auditor for its Hong Kong financial report in 2013, and Ernst & Young Hua Ming LLP was the Company's auditor for domestic and USA financial reports in 2013.

On behalf of the Board

Liu Shaoyong
Chairman

Shanghai, the PRC
26 March 2014

CORPORATE GOVERNANCE PRACTICES

The Company has established a formal and appropriate corporate governance structure. The Company has also placed emphasis on the corporate governance principle of having transparency, accountability and safeguarding the interests of all Shareholders.

The Board believes that sound corporate governance is essential to the development of the Company's operations. The Board regularly reviews our corporate governance practices to ensure that the Company operates in accordance with the laws, regulations and requirements of the listing jurisdictions, and that the Company continuously implements corporate governance of a high efficiency.

The Company's corporate governance practices include but are not limited to the following:

Articles of Association, rules of meeting of general meetings, rules of meeting of the Board, rules of meeting of the Supervisory Committee, working regulations of independent directors, management regulations of connected transactions and articles of association of the audit and risk management committee, articles of association of the planning and development committee, detailed working rules for the Nominations and Remuneration Committee, detailed working rules for the aviation safety and environment committee, working regulations of presidents, management regulations of investor relationship, detailed implementation rules for the management of investor relationship, detailed implementation rules for connected transactions, regulations on external guarantee and the interim administrative regulations concerning hedging businesses.

For the year ended 31 December 2013 and as at the date of publication of this annual report, the Board has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance adopted by the Company, and took the view that the Company's corporate governance practices during the year ended 31 December 2013 met the requirements under the code provisions in the Code. In certain aspects, the code of corporate governance adopted by the Company is more stringent than the provisions set out in the Code. The following sets out the major aspects which are more stringent than the Code.

Major aspects which are more stringent than provisions set out in the Code:

- all members of the audit and risk management committee are independent non-executive Directors.

- 11 meetings of the Board were held during the financial year of 2013. The Board is responsible for the leading and control of the Company. The Directors are jointly responsible for the affairs of the Company by directing and supervising the affairs of the Company.

DIRECTORS

As at 31 December 2013, the Board consists of eleven Directors, including six Executive Directors, namely Mr. Liu Shaoyong (Chairman), Mr. Ma Xulun, Mr. Xu Zhao, Mr. Gu Jiadan, Mr. Li Yangmin and Mr. Tang Bing, and five Independent non-executive Directors, namely Mr. Sandy Ke-Yaw Liu, Mr. Ji Weidong, Mr. Shao Ruiqing, Mr. Li Ruoshan and Mr. Ma Weihua. Names, personal particulars and conditions of appointment of the Directors are set out in page 34 of this report.

Independent non-executive Directors shall possess specialised knowledge and experience. They shall be able to play their roles of supervising and balancing to the fullest extent to protect the interests of Shareholders and the Company as a whole. The Board considers that they shall be able to exercise independent judgment effectively, which complies with guidelines on assessment of independence pursuant to Rule 3.13 of the Listing Rules. Pursuant to Rule 3.13 of the Listing Rules, the Company has received the annual confirmation letters from each of the independent non-executive Directors on their independence. All Directors (including independent non-executive Directors) are appointed for a term of 3 years. The formal appointment letters and the Articles of Association have set out the terms and conditions of their appointment. Other than working relationships, Directors, Supervisors and members of senior management of the Company do not have any financial, business or family connection with one another.

POWERS OF THE BOARD

On a periodic basis, the Board reviews the relevant performance against proposed budgets and business objectives of each operating unit. It also exercises a number of powers retained by the Board, including the following:

- responsibility for convening general meetings and reporting to Shareholders on its work in such meeting;
- implementing resolutions passed in general meetings;
- deciding on the operating plan and investment proposals of the Company;
- formulating the annual preliminary and final budget proposals;
- formulating the Company's profit distribution proposal and the proposal to offset losses;
- formulating the Company's proposals to increase or reduce the registered capital and proposals to issue debt securities;
- drawing up proposals for the Company's merger, demerger and dissolution;
- deciding on the Company's internal management structure;
- employing or dismissing the Company's President and Board Secretary; appointment or dismissal of the Vice President and Chief Financial Officer of the Company on the nomination of the President, and the determination of their remuneration;
- formulating the basic management systems of the Company;
- formulating proposals to amend the Articles of Association;
- discharging any other powers and functions granted in general meeting.

The Board and the relevant specialized committees are also responsible for the completeness of financial information and are responsible for maintaining an effective internal control system and for risk management of the Group, as well as preparing the financial statements of the Company. Setting the business objectives and overseeing the daily operations of the Company are the responsibilities of the Chief Executive Officer. The Articles of Association specify the duties and authorities of the Board and the management. The Board periodically reviews the duties and functions of the Chief Executive Officer and the powers delegated to him to ensure that such arrangements are appropriate. In order to ensure the balance of powers and authorization, the roles of the Chairman and the Chief Executive Officer have been clearly defined. The Chairman of the Company is Mr. Liu Shaoyong, and the Chief Executive Officer is Mr. Ma Xulun, a Director and the President of the Company. There are also other senior officers who are responsible for the daily management of the Company within their scope of duties.

The Board continued to made strenuous efforts to establish and improve the Company's corporate governance policies. The Company drew up corporate governance policies such as Rules of Meeting of General Meetings, Rules of Meeting of the Board, Working Regulations of Presidents and Working Regulations of Independent Directors. In order to strengthen the work related to management of insiders' information of the Company, the Company established systems related to inside information management such as the Information Disclosure Management System, Inside Information Management and Confidentiality Measures, Management Regulations of External Information Reporting, Accountability System for Material Errors on Annual Report Disclosures and Registration and Management Regulation of Insiders; according to the needs of the Company to issue bonds, the Company formulate the interbank bond market information disclosure management mechanism; pursuant to the business development needs for the risk management of financial derivative businesses of the Company, the Board considered and amended the Risk Management Manual of Derivative Business (衍生業務風險管理手冊); in addition, in order to strengthen the Company's risk management of specific connected transaction, the Board considered and approved the "Risk Control Regulation of the Connected Transaction with Eastern Air Group Finance Co., Ltd. (與東航集團財務有限責任公司關聯交易的風險控制制度); meanwhile, with a view to enhance the basic management of the Company and strengthen system building, the Company streamlined the relevant constitutional documents and policies considered and approved by the Board and amended and supplemented certain policies which are incompatible with the Company's development requirement, based on the new changes of regulatory requirements and the actual conditions of the production and operation of the Company.

In order to implement the relevant requirements of CSRC and the Hong Kong Stock Exchange, and to further strengthen the confidentiality and compliant use of the Company's inside information by all relevant departments and staff of the Company, the Board considered and approved the Registration and Management Regulation of Insiders in January 2012 in accordance with the Regulations on Establishment of Registration and Management System of Insiders and Inside Information by Listed Companies (關於上市公司建立內幕資訊知情人登記管理制度的規定) issued by CSRC. The registration and management regulation system formulates the definition of inside information, the scope of insiders, the confidential responsibility of insiders, the registration and management of insiders and the accountability in case of incompliance. As such, a system for the Company to further refine and strengthen the registration and management of insiders has been established. The Company strictly followed the system requirements and worked on the registration, management and reporting of insiders in disclosing the 2012 annual report, the 2013 first quarterly report, the 2013 interim report and the 2013 third quarterly report; moreover, in conducting material capital operation projects such as non-public issuance of shares and issuance of corporate bonds and the entering into material external investment agreements, the Company also requires relevant departments to register for insiders in time and remind insiders to keep inside information confidential so as to ensure smooth commencement and development of the projects.

GENERAL MEETINGS

The procedures for Shareholders to convene an extraordinary general meeting and to send enquiries to the Board, and the procedure for proposing resolutions at general meetings are as follows:

According to the relevant requirements of the Articles of Association and rules of general meetings of the Company, Shareholders may convene a general meeting on their own, the major rules of which are as follows:

- Shareholder(s) either individually or jointly holding over 10% of the Company's shares may request the Board to convene an extraordinary general meeting. Such request shall be made to the Board in writing. The Board shall, in accordance with the requirement of laws, administrative regulations and the Articles of Association, make a response in writing on whether or not it agrees to convene an extraordinary general meeting within 10 days upon receipt of such request.

- If the Board refuses to convene the extraordinary general meeting, or fails to make a response within 10 days upon receipt of such request, Shareholder(s) either individually or jointly holding over 10% of the Company's shares may propose to convene an extraordinary general meeting to the Supervisory Committee. Such proposal shall be made to the Supervisory Committee in writing.

- If the Supervisory Committee agrees to convene the extraordinary general meeting, a notice convening the general meeting shall be issued within 5 days upon receipt of such request. Should there be any amendments to the original proposal in the notice, the consent of the relevant Shareholders shall be obtained.

- If the Supervisory Committee fails to give the notice of the general meeting within the specified time limit, it shall be deemed to have failed to convene or preside over the general meeting, in which case, Shareholder(s) either individually or jointly holding over 10% of the Company's shares for more than 90 consecutive days shall have the right to convene and preside over the meeting by themselves.

Pursuant to the relevant requirements of the Articles of Association and rules of general meetings of the Company, Shareholders have the right to inspect or make copies of the Articles of Association, minutes of general meetings, resolutions of Board meetings, resolutions of meetings of the Supervisory Committee and financial or accounting reports. Shareholders may request to inspect the accounting books of the Company. In such case, such request shall be made to the Board secretariat of the Company in writing and state its purposes. If the Company, on reasonable grounds, considers that the Shareholders are inspecting the accounting books for improper purposes and may result in damage to the Company's legal interests, the Company may refuse the inspection and make written response to the Shareholders stating its reasons within 15 days upon delivery of the written request by the Shareholders. If the Company refuses the inspection, the Shareholders may make proposal to the People's Court to request the Company to provide inspection of the accounting books of the Company.

Pursuant to the relevant requirements of the Articles of Association and rules of general meetings of the Company, the procedures for the Shareholders to propose resolutions at the general meeting are as follows:

- Shareholder(s) either individually or jointly holding over 3% of the issued shares of the Company carrying the right to vote may propose extraordinary resolutions and submit the same in writing to the convener prior to the holding of the general meeting. However, subject to the requirement of the Listing Rules, the Company shall issue supplemental circular of the new extraordinary resolutions and the relevant materials to the Shareholders at least 14 days before the date of holding the general meeting, therefore, the time for the proposing Shareholders to propose new extraordinary resolutions shall not be later than such time limit for issuing the supplemental circular to the Shareholders and shall consider and provide the Company reasonable time to prepare and despatch the supplemental circular.

- The aforesaid proposed resolutions shall be reviewed by the Board and shall be included in the agenda of such meeting if the matters fall within the scope of terms of reference of the general meeting. The convener shall announce the content of the extraordinary resolutions by issuing a supplemental notice of the general meeting upon receipt of the proposed resolutions as soon as possible. If the Board considers that the content of the proposed resolutions do not fall within the scope of terms of reference of the general meeting, explanation and description shall be given at such general meeting, which, together with the content of such proposed resolutions and explanation of the Board, shall be published along with the resolutions of the general meeting in announcement after the conclusion of the meeting.

- the Board shall review the proposed resolutions in accordance with the following principles:

    (1) Relevance. The Board shall review the resolutions proposed by the Shareholders. Matters in resolutions proposed by the Shareholders which have direct impact on the Company and are not outside the terms of reference of the general meeting as stipulated in the laws, regulations and the Articles of Association shall be submitted to the general meeting for discussion. For matters which fail to meet the above requirements, it is recommended not to submit the proposed resolutions for discussion at the general meeting.

    (2) Procedural issues. The Board may make decisions on procedural issues concerning resolutions proposed by the Shareholders. Consent of the proposing Shareholders shall be obtained if the proposed resolutions will be split up or combined for voting. In the event of any objection to the change by the proposing Shareholders, the convener of the general meeting may present the procedural issues to the general meeting for decision and discussions shall be conducted in accordance with the procedures decided by the general meeting.

Please refer to the section headed "Corporate Governance – Investor Relations" of this report for details of the contact information for Shareholders to inspect the relevant information and propose extraordinary resolutions.

The Company held two general meetings in 2013, details of which are set out as follows:

The 2012 annual general meeting of the Company was held on 26 June 2013 at the Meeting Centre, Shanghai International Airport Hotel (上海國際機場賓館), 2550 Hongqiao Road, Shanghai, the PRC. All of the 13 resolutions were considered and passed at the meeting. For details, please refer to the Company's announcement dated 26 June 2013.

The 2013 first extraordinary general meeting of the Company was held on 29 October 2013 at Shanghai International Airport Hotel (上海國際機場賓館), 2550 Hongqiao Road, Shanghai, the PRC. All of the 3 resolutions were considered and passed at the meeting. For details, please refer to the Company's announcement dated 29 October 2013.

Attendance of Directors at general meetings of the Company was as follows:

Directors	Attendance/ Eligibility of Meetings	Attendance rate
Liu Shaoyong	2/2	100%
Ma Xulun	2/2	100%
Xu Zhao	2/2	100%
Gu Jiadan	2/2	100%
Li Yangmin	2/2	100%
Tang Bing	2/2	100%
Sandy Ke-Yaw Liu	2/2	100%
Ji Weidong	2/2	100%
Shao Ruiqing	2/2	100%
Li Ruoshan	2/2	100%
Ma Weihua	1/1	100%
Luo Zhuping	1/1	100%
Wu Xiaogen	1/1	100%

MEETING OF THE BOARD

The Chairman leads the Board to ensure that the Board performs its various duties effectively and he is responsible for drawing up the agenda of the meeting of the Board and considering other matters that the other Directors propose to be included in the agenda. The agenda together with documents of the Board should be, as far as practicable, circulated at least 3 days prior to the meeting of the Board or its specialized committees. The Chairman is also obliged to ensure that all the Directors are suitably briefed on matters to be raised in the meeting of the Board. The Chairman ensures that the Directors receive information that is accurate, timely and clear. Through on-the-job training of Directors, continuous participation in meetings of the Board and of specialized committees of the Board and meetings with key persons in headquarters and other departments, the Directors are encouraged to update their skills, knowledge and their understanding of the Group.

The Company has established a specialized organization, i.e. the secretariat of the Board, to work for the Board. All the Directors have access to the service of the Company Secretary. The Company Secretary periodically updates the Board of the latest information on governance and regulatory matters. The Directors may seek independent professional advice through the Chairman for the purpose of performing their duties, with the cost borne by the Company. Specialized committees may also seek professional advice. The Company Secretary is responsible for the records of the Board meetings. These minutes of meetings together with other related documents for the Board meetings shall be made available to all members of the Board. Board meetings are meant to enable the Directors to have open and frank discussions.

In order to ensure sound corporate governance, as at the date of publication of this annual report, the Board had 4 committees in place: Audit and Risk Management Committee, Nominations and Remuneration Committee, Planning and Development Committee and Aviation Safety and Environment Committee with their terms of reference drawn up in accordance with the principles set out in the Code. The Company Secretary drafted the minutes of meetings for these committees, and the committees report to the Board.

The Board held 11 meetings in 2013. Details of attendance of each Director at the Board meetings were as follows:

Directors	Attendance/ Eligibility of Meetings	Attendance rate
Liu Shaoyong	11/11	100%
Ma Xulun	11/11	100%
Xu Zhao	11/11	100%
Gu Jiadan	11/11	100%
Li Yangmin	11/11	100%
Tang Bing	11/11	100%
Sandy Ke-Yaw Liu	11/11	100%
Ji Weidong	11/11	100%
Shao Ruiqing	11/11	100%
Li Ruoshan	6/6	100%
Ma Weihua	1/1	100%
Luo Zhuping	5/5	100%
Wu Xiaogen	5/5	100%

Note: Each Director attended the respective Board meetings in person.

DIRECTORS' INTERESTS

All the Directors shall declare to the Board upon their first appointment their capacities as directors or any other positions held in other companies or institutions, the declaration of which shall be renewed once a year. When the Board discusses any motion or transaction and considers any Director has any conflict of interest, the Director shall declare his interest and abstain from voting, and will excuse himself as appropriate. The Company shall, pursuant to guidelines applicable to the Company, request from Directors their confirmation if they or their associates are connected with any transactions entered into by the Company or its subsidiaries during the Reporting Period. Material related party transactions have been disclosed in the notes to the financial statements prepared in accordance with IFRS of this annual report.

SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as set out in Appendix 10 to the Listing Rules as the securities transactions code for the Directors. Each of the Directors and the Supervisors has been provided with a copy of the Model Code upon his appointment.

All the Directors and the Supervisors have confirmed that they have complied with the Model Code in 2013.

The Company has also adopted the related provisions set out in Appendix 14 to the Listing Rules, and has established its Code of Conduct for Securities Transactions by Employees of the Company according to its own situation and with reference to the Model Code as set out in Appendix 10 to the Listing Rules. The aforesaid code of conduct shall apply to the conduct of dealings in the securities of the Company by the Supervisors and members of senior management of the Company.

In addition, pursuant to the requirements of the Rules Governing the Listing of Stock on Shanghai Stock Exchange, the shares of the Company transferred by each of the Directors, Supervisors and members of senior management of the Company every year shall not exceed 25% of the total number of shares held by each of them, and they are not allowed to purchase the shares of the Company within six months after they have sold their shares. They are also not allowed to sell the shares of the Company within six months after they have bought the shares of the Company. Additionally, within six months after their retirement, they are not allowed to transfer the shares of the Company held by them.

All the employees who may have unpublished inside information related to the Group are also required to comply with the Model Code. During the Reporting Period, the Company is not aware of any breach of laws and regulations.

DIRECTORS' RESPONSIBILITIES IN RESPECT OF FINANCIAL STATEMENTS

The Directors confirm that they are responsible for the preparation of the financial statements of the Group.

The Auditor's Report of the Company's auditors in respect of the financial statements is set out on page 74 to page 169 of this annual report.

TRAINING OF DIRECTORS

Content of development of skills and training	Directors participated
Training given by the Shanghai Stock Exchange regarding the latest regulatory requirements and regulation updates in January 2013	All Directors
Themed training given by Hong Kong securities affairs partners of overseas law firm regarding new system requirements for disclosure of inside information in Hong Kong in August 2013	All Directors
Compilation of and amendments to the "Guidelines on Duties of the Directors, Supervisors and Senior Management" by the Company in June 2013, which aimed at familiarizing Directors, Supervisors and senior management with the relevant laws and regulations and understanding of their duties. All the Directors completed the training by self-study.	All Directors
Integration and compilation of the latest laws and regulations as well as regulation updates of domestic and overseas capital markets by the Company from January to December 2013 which were reported to all the Directors in form of "Directors Information". All the Directors completed the training by self-study.	All Directors
Participation of trainings for directors and supervisors organized by the Association of Shanghai Listed Companies in May and December 2013	Tang Bing
Participation of qualification training for independent directors of listed companies organized by the Shanghai Stock Exchange in February 2014	Ma Weihua

TRAINING OF COMPANY SECRETARY

During the year 2013, our Company Secretary took no less than 15 hours of relevant professional training.

The board secretariat of the Company is responsible to arrange and review the training and continuous professional development of the Directors and the members of the senior management of the Company.

AUDIT AND RISK MANAGEMENT COMMITTEE

As at 31 December 2013, the Audit and Risk Management Committee of the Company comprises Mr. Shao Ruiqing, Mr. Ji Weidong and Mr. Li Ruoshan, all of whom are independent non-executive Directors. Mr. Shao Ruiqing, the chairman of the committee, possesses professional qualifications in accounting. Mr. Li Ruoshan replaced Mr. Wu Xiaogen to be a member of the Audit and Risk Management Committee on 26 June 2013.

The Audit and Risk Management Committee is a specialized committee under the Board. It is responsible for checking and monitoring the financial reports and internal control of the Company, checking and evaluating the overall risk management of the Company, in particular the risk management and risk control policy for material decision, significant events and major business, and overseeing their implementation.

(1) INTERNAL CONTROL

Internal control system

The Board shall be responsible for the overall internal control system of the Company/Group and periodically review the effectiveness of the internal control system of the Company through the Audit and Risk Management Committee. The internal control system is essential to risk management which, in turn, is important in ensuring that operational objectives can be achieved. Internal control procedures are designed to prevent assets from unauthorized use or disposal, to ensure the maintenance of appropriate accounting records and to provide reliable financial information either for internal use or for dissemination externally. However, the control procedures aim at reasonably (but not absolutely) assuring that there will not be material misrepresentation, loss or misconduct. The internal control system is prepared in accordance with the relevant laws, subsidiary regulations and constitutional documents.

The Company reviews the effectiveness of its internal control system annually, which includes control over finance, operations, compliance with laws and regulations as well as risk management. The results of the review have been reported to the Audit and Risk Management Committee and the Board.

The Board confirms that the Company has systems and procedures in place to identify, manage and report material risks in the course of achieving its strategic objectives. The Board continues to monitor risks with the support of the specialized committees and senior management.

(2) INTERNAL AUDIT

The Company's internal audit department is responsible for conducting an independent audit of whether or not the internal control system is sufficient and effective. The auditing plan is prepared using a risk based approach and is discussed and finalized by the Audit and Risk Management Committee annually. Other than the pre-determined scope of work for each year, the department is also required to conduct other specific audits.

The Group's internal audit department primarily reports to the President; it may also report directly to the chairman of the Audit and Risk Management Committee. All the internal audit reports are delivered to the Chairman of the Board, the President, Chief Financial Officer, the management of the department being audited and the related departments. The outcome of each audit, in summary, will also be discussed with the Audit and Risk Management Committee. The Board and the Audit and Risk Management Committee of the Company actively monitor the number and seriousness of the inspection results submitted by the internal audit department, and the relevant corrective measures taken by the relevant department.

(3) RISK MANAGEMENT

The Audit and Risk Management Committee of the Company is responsible for checking and evaluating the overall risk management of the Company and overseeing their implementation; checking and evaluating the risk management and risk control system and duties on developing aviation fuel, foreign exchange and interest rate hedging businesses and overseeing their implementation.

The internal audit department of the Company has undertaken related risk management duties and reports to the Audit and Risk Management Committee periodically. It is responsible for coordinating the implementation of appropriate procedures to manage the operational risks of the Group.

The Audit and Risk Management Committee held seven meetings in 2013. In each meeting, senior management and external and internal auditors were invited to attend. Based on the reports of the external and internal auditors, according to the accounting principles and practices, and internal controls adopted by the Group with a view to comply with the requirements of the Listing Rules, the Audit and Risk Management Committee conducted reviews of audits, internal control, risk management and financial statements. The Group's first quarterly results, interim results and third quarterly results for 2013 and the final results for 2013 had been discussed in the Audit and Risk Management Committee's meetings before they were submitted to the Board for approval.

Attendance of members of the Audit and Risk Management Committee meetings is as follows:

Members	Attendance/ Eligibility of Meetings	Attendance rate
Shao Ruiqing	7/7	100%
Ji Weidong	7/7	100%
Li Ruoshan	3/3	100%
Wu Xiaogen (retired)	4/4	100%

Note: All members of the Audit and Risk Management Committee attended the respective Audit and Risk Management Committee meetings in person.

Additionally, the Audit and Risk Management Committee also conducted other compliance work to comply with PRC and USA reporting requirements in 2013, including guiding and overseeing the development of internal controls, hearing and reviewing the overall plan for risk management, implementing risk management work in accordance with the requirements of the relevant regulatory authorities in full scale, reviewing the Company's compliance with the Sarbanes-Oxley Act and considering the work undertaken by the management, including management assessment, to ensure the Company's compliance with internal control regulations under Section 404 of the Sarbanes-Oxley Act.

For details of duty performance of the Audit and Risk Management Committee, please refer to the announcement of the Company dated 26 March 2013 published on the website of the Hong Kong Stock Exchange.

The articles of association for the Audit and Risk Management Committee are posted on the website of the Company www.ceair.com.

EXTERNAL AUDITORS

For the Reporting Period, the annual audit fees payable to the external auditors (both international and domestic auditors) is estimated to be RMB14.5 million for the regular annual audit of the Group's 2013 financial statements prepared under IFRS and PRC Accounting Standards and the other relevant documents applicable for the purpose of Annual Report in Form 20-F filing. During the Reporting Period, the external auditors did not receive any non-audit services fee from the Group. The auditors' remuneration shall be approved by the Audit and Risk Management Committee and the Board.

The Audit and Risk Management Committee obtained a brief understanding of the scope of the non-audit service and related fees and was satisfied that the non-audit service (in respect of the nature of service and the total cost of non-regular audit services compared to regular audit service fee) had not affected the independence of the accounting firm.

PLANNING AND DEVELOPMENT COMMITTEE

As of 31 December 2013, the Planning and Development Committee of the Company comprises three members: Mr. Li Yangmin, Mr. Tang Bing and Mr. Shao Ruiqing, all of whom are Directors. Mr. Li Yangmin, a Director, is the chairman of the committee. Mr. Tang Bing replaced Mr. Luo Zhuping to be a member of the Planning and Development Committee on 26 June 2013 upon the retirement of Mr. Luo Zhuping.

The Planning and Development Committee is a specialized committee under the Board. It is responsible for studying, considering and making plans or recommendation in regard to the long term development plans and material investment decisions of the Company and overseeing their implementation. Its main duties are:

- to consider the annual operational goals of the Company and make recommendations to the Board;

- to consider the annual investment proposal of the Company and make recommendations to the Board;

- to consider the material investments (other than the annual investment proposal) of the Company and make recommendations to the Board;

- to consider the development plan of the Company and make recommendations to the Board;

- to study and consider the fleet development plan and aircraft purchase plan of the Company and submit independent report to the Board;

- to study other major events which may have influence on the development of the Company and make recommendations in connection with the same;

- to oversee the implementation of the above matters and conduct inspection of the same;

- to consider other matters as authorized by the Board and oversee their implementation.

Attendance of members of the Planning and Development Committee meetings is as follows:

Members	Attendance/ Eligibility of Meetings	Attendance rate
Li Yangmin	9/9	100%
Tang Bing	5/5	100%
Shao Ruiqing	9/9	100%
Luo Zhuping (retired)	4/4	100%

Note: All members of the Planning and Development Committee attended the respective Planning and Development Committee meetings in person.

The Planning and Development Committee is responsible for studying, considering and making plans or recommendation in regard to the long term development plans and material investment decisions of the Company and overseeing their implementation. The opinions and advice by the Planning and Development Committee in 2013 are as follows:

- Advice regarding key investment projects for the year:

  (1) The formulation of investment proposals shall be in line with the general development plan of the Company and implementation of the proposals shall be controlled on this basis;

  (2) Budget shall be strictly controlled in the implementation of investment proposals and the impacts of economic volatility and market factors shall be considered in order to reasonably arrange funds and control costs;

  (3) Risk management and control system shall be improved to strengthen the risk management and control in all stages;

  (4) Assessment system shall be improved and the effectiveness of key investment projects shall be examined.

- Advice regarding the signing of the Agreement on Transfer of Exclusive Rights to Use Media and Advertising Resources (媒體及廣告資源特許使用權轉讓協議) are as follows:

  (1) The Company shall negotiate with the media companies more frequently to clarify the extent of the transfer of exclusive rights and shall co-ordinate the transfer of media business of the Company's internal investment corporations.

  (2) The Company shall set fair prices, conduct compliant operations and do information disclosure well in accordance with relevant laws and regulations as the issue involves connected transactions of substantial amounts and important external commitments.

- Advice regarding the disposal of shareholding of Shanghai Airlines Travel Hotel and the issues on responding to horizontal competitions are as follows:

  (1) As the disposal of shareholding of Shanghai Airlines Travel Hotel involves the performance of external commitment of CEA Holding, the Company shall proactively co-ordinate all related departments to foster the confirmation of the proposal and promptly respond to the problem of horizontal competition in hotel and tourism industry so as to ensure the problem can be solved within the commitment period.

  (2) The timely performance of external commitment of a listed company is one of the key issues which security regulatory organizations and investors put much emphasis on. Therefore, the Company shall communicate well with regulatory organizations and investors while proactively solving the problems.

The articles of association for the Planning and Development Committee are posted on the website of the Company www.ceair.com.

NOMINATIONS AND REMUNERATION COMMITTEE

As of 31 December 2013, the Nominations and Remuneration Committee of the Board comprises three members: Mr. Liu Shaoyong, Mr. Sandy Ke-Yaw Liu and Mr. Ji Weidong. Mr. Liu Shaoyong is the chairman of the committee, while both Mr. Sandy Ke-Yaw Liu and Mr. Ji Weidong are independent non-executive Directors (with effect from 1 April 2012, when considering and approving nomination related matters, the Nominations and Remuneration Committee shall be chaired by Mr. Liu Shaoyong; when considering and approving remuneration related matters, the Nominations and Remuneration Committee shall be chaired by Mr. Sandy Ke-Yaw Liu or Mr. Ji Weidong).

The main duties of the Nominations and Remuneration Committee of the Board are:

- to make recommendations to the Board regarding its size and composition based on the relevant provisions of the Company Law and in the light of specific circumstances such as the characteristics of the Company's equity structure;

- to study the criteria and procedures for selecting Directors and management personnel, and to make recommendations to the Board;

- to conduct wide-ranging searches for qualified candidates to become Directors and members of the management personnel;

- to examine the candidates for the positions of Director and manager and make recommendations in connection with the same;

- to examine candidates for other senior management positions whose engagement is subject to approval by the Board and make recommendations in connection with the same;

- to study and review the policies and plans for remuneration of the Directors and senior management personnel;

- to study the criteria for assessing the Directors and senior management personnel, carry out such assessments, and make recommendations in connection with the same;

- to evaluate the performance of the Directors and senior management personnel based on the Company's actual business circumstances, and make recommendations in connection with the same;

- to be responsible for monitoring the implementation of the Company's remuneration system; and

- other matters delegated by the Board.

According to the Detailed Working Rules for the Nominations and Remuneration Committee of the Board of Directors, the procedure for electing Directors and management personnel is as follows:

- the Nominations and Remuneration Committee shall actively liaise with the relevant departments of the Company to study the requirement for Directors and management personnel, and produce a written document thereon;
- the Nominations and Remuneration Committee may conduct a wide-ranging search for candidates for the positions of Director and manager within the Company, within enterprises controlled by the Company or within enterprises in which the Company holds equity, and on the human resources market;
- the profession, academic qualifications, professional titles, detailed work experience and all concurrently held positions of the initial candidates shall be compiled as a written document;
- the Nominations and Remuneration Committee shall listen fully to the opinion of the nominee regarding his/her nomination;
- a meeting of the Nominations and Remuneration Committee shall be convened, and the qualifications of the initial candidates shall be examined on the basis of the conditions for appointment of Directors and managers;
- before the selection of a new Director and the engagement of a new member of the management personnel, the recommendations of and relevant information on the relevant candidate(s) shall be submitted to the Board; and
- the Nominations and Remuneration Committee shall carry out other follow-up tasks based on the decisions of and feedback from the Board.

The Nominations and Remuneration Committee is responsible to make recommendations to the Board on the remuneration packages of individual executive Directors and the members of the senior management of the Company.

Attendance of members of the Nominations and Remuneration Committee meetings are as follows:

Members	Attendance/ Eligibility of Meetings	Attendance rate
Liu Shaoyong	6/6	100%
Sandy Ke-Yaw Liu	6/6	100%
Ji Weidong	6/6	100%

Note: All members of the Nominations and Remuneration Committee attended the respective Nominations and Remuneration Committee meetings in person.

Under the leadership of the Board, the Nominations and Remuneration Committee performed their duties diligently to standardize the election of Directors and members of senior management of the Company, establish and refine the incentive and assessment mechanism of Directors and members of senior management of the Company and realize the long-term goals of the Company. Major tasks completed by the Nominations and Remuneration Committee were as follows:

- standardized the election of Directors and members of senior management and nominating candidates to become Directors and members of senior management to the Board;
- after taking into consideration of the diversity of the Board (including but not limited to gender, age, cultural and educational background, or professional experience) and conducting prudent research, smoothly completed the assessment and nomination of the rotation election of the seventh session of the Board;
- considered the remuneration of the Directors and members of senior management for year 2012.

The Nominations and Remuneration Committee made the following advice regarding the rotation of the seventh session of the Board:

- the duties of the existing Directors and Independent Directors shall be fully utilized;
- qualified Independent Directors shall be elected to meet the structure requirement that the number of independent directors shall exceed 1/3 of the board composition.

The Detailed Working Rules for the Nominations and Remuneration Committee are posted on the website of the Company www.ceair.com.

REMUNERATION POLICY OF DIRECTORS

Directors generally do not receive remuneration from the Company except independent non-executive Directors who receive a fixed remuneration. However, Directors who serve in other administrative positions of the Company will receive salary separately for those positions.

Certain Directors received emoluments from CEA Holding, the controlling shareholder of the Company, in respect of their directorship or senior management positions in CEA Holding and its subsidiaries.

Generally, the policy regarding the remuneration packages of Directors are aimed primarily at linking the remuneration of Directors and their performance to the objectives of the Company, in order to motivate them in their performance and retain them. Pursuant to the policy, the Directors are not allowed to approve their own remuneration.

The major composition of remuneration of the Directors include basic salary and bonus.

BASIC SALARY

The Directors review the basic salary of each Director on an annual basis pursuant to the remuneration policy of the Company. In 2013, pursuant to the service contracts entered into between the Company and each of the Directors, the Directors are entitled to receive a fixed basic salary.

BONUS

Bonuses are calculated based on the measurable performance and contribution of the operating units for which the Directors are responsible.

REMUNERATION POLICY OF INDEPENDENT NON-EXECUTIVE DIRECTORS

Remuneration (before tax) received by the Company's independent non-executive Directors in 2013 were as follows:

Sandy Ke-Yaw Liu	RMB120,000
Wu Xiaogen	0
Ji Weidong	RMB120,000
Shao Ruiqing	RMB120,000
Li Ruoshan	RMB60,000
Ma Weihua	RMB30,000

Notes:
1. Mr. Li Ruoshan was appointed since June 2013. Therefore, the remuneration disclosure period is from July to December 2013.
2. Mr. Ma Weihua was appointed since October 2013. Therefore, the remuneration disclosure period is from October to December 2013.

REMUNERATION OF SENIOR MANAGEMENT

The remuneration payable to the members of the senior management of the Company in 2013 are set out as follows:

Name	Position	Remuneration before tax (RMB)
Ma Xulun	Vice Chairman, President	713,000
Li Yangmin	Director, Vice President	638,600
Tang Bing	Director, Vice President	603,900
Ba Shengji	Supervisor	324,800
Feng Jinxiong	Supervisor	421,900
Yan Taisheng	Supervisor	384,300
Shu Mingjiang	Vice President	1149,100
Wu Yongliang	Vice President, Chief Financial Officer	640,900
Tian Liuwen	Vice President	641,700
Feng Liang	Vice President	360,500
Wang Jian	Board Secretary, Joint Company Secretary, Authorised Representative	538,900
Luo Zhuping	Director	391,400

Notes:
1. Mr. Ba Shengji was appointed since June 2013 and was then re-designated to CEA Holding due to change of duties. Therefore, the remuneration disclosure period is from July to September 2013.
2. Mr. Shu Mingjiang is a pilot. His remuneration includes air crewman packages.
3. Mr. Feng Liang was appointed since August 2013. Therefore, the remuneration disclosure period is from August to December 2013.
4. Mr. Sun Youwen was appointed since March 2014. Therefore, his remuneration is not in the scope of this senior management remuneration disclosure.
5. Mr. Luo Zhuping retired since June 2013. Therefore, the remuneration disclosure period is between January and June 2013.

AVIATION SAFETY AND ENVIRONMENT COMMITTEE

The Aviation Safety and Environment Committee comprises Mr. Ma Xulun, Mr. Li Yangmin and Mr. Sandy Ke-Yaw Liu, and Mr. Ma Xulun serves as the chairman of the committee.

The Aviation Safety and Environment Committee is a specialized committee under the Board. It is responsible for consistent implementation of the relevant laws and regulations of national aviation safety and environmental protection, examining and overseeing the aviation safety management of the Company, studying, considering and making recommendation on aviation safety plans and major issues of the related safety duties and overseeing their implementation, studying, considering and making recommendation on major environmental protection issues in relation to aviation carbon emission on domestic and international levels and overseeing their implementation.

Attendance of members of the Aviation Safety and Environment Committee meetings are as follows:

Members	Attendance/ Eligibility of Meetings	Attendance rate
Ma Xulun	1/1	100%
Li Yangmin	1/1	100%
Sandy Ke-Yaw Liu	1/1	100%

Note: All members of the Aviation Safety and Environment Committee attended the respective Aviation Safety and Environment Committee meetings in person.

Members of the Aviation Safety and Environment Committee made some advice regarding work safety and environmental protection work of the Company for 2013:

- the Company shall formulate feasible means to truly implement its work by following the safety management work requirements;
- the Company shall emphasize on solving problems such as hard landing, light strike, unstable approach, as well as the "high, floating and vibrating" situations in landing and shall control new points of risk; and
- the Company shall proactively respond to ETS (Emission Trading Scheme) of European Union, pay attention to the testing work on carbon emission in Shanghai and complete the calculation and preparation work.

The Detailed Working Rules for the Aviation Safety and Environment Committee are posted on the website of the Company www.ceair.com.

INVESTOR RELATIONS

Pursuant to the Investor Relations Management System (投資者關係管理制度) and the Detailed Implementation Rules for Management of Investor Relations (投資者關係管理工作實施細則), the Company communicates with investors through channels such as face-to-face communication, phone, fax and network so as to further foster corporate integrity and self-discipline, to realize standardized operation and to ensure that interests of investors are protected.

The Company puts much emphasis on communication with investors and undertakes that the disclosure it makes is fair and the reports it provides are comprehensive and transparent. The routine communication of the Board with the substantial shareholders is mainly conducted through the Company Secretary.

The Company has drawn up and implemented the Investor Relations Management System and the Detailed Implementation Rules for Management of Investor Relations to clarify the basic principles and structure of investor relations management, as well as the details and duties of investor relations, so as to further foster corporate integrity and self-discipline, to realize standardized operation, to achieve the ultimate goals of maximizing corporate value and Shareholders' interests and to ensure that interests of investors are protected. The Company has also drawn up and implemented the Information Disclosure Management System and has further improved the Company's information disclosure system in order to ensure the accuracy, completeness and timeliness of information disclosed to public.

The 2012 annual general meeting was held on 26 June 2013 in Shanghai. A total of 17 Shareholders attended in person or by proxy. At the annual general meeting, each matter was proposed as an individual resolution and voted by poll.

In 2013, the Board Secretary, the managers of investor relations department and capital market department of the Company received visits of investors for 58 times and 101 persons in total, participated in 13 annual meetings held by security dealers, organized 2 regular result release roadshows, convened 1 regular on-site results release press conference and convened 5 regular on-site and telephone result analysts meetings.

Based on the information publicly available to the Company and to the best knowledge of the directors of the Company, at least 25% of issued share capital of the Company was held by the public.

Investors and the public may access our website (www.ceair.com) and download related document briefings. The website also sets out details of each of the Group's operations. Announcements, notices or other documents issued by the Company may also be downloaded from the website of the Company.

For any enquiries of the Board, Shareholders may contact the Company Secretary by phone at 8621-22330928, 22330921 or by e-mail at ir@ceair.com or they may put forward their questions in the annual general meeting or extraordinary general meetings. In respect of the procedures for Shareholders to convene annual general meeting or extraordinary general meetings and propose resolutions, they may enquire with the Company Secretary through the aforesaid channels.

Shareholders may also contact the Company Secretary or Representative of the Company's securities affairs to inspect the relevant information and propose extraordinary resolutions at the contact given below:

Board Secretary, Joint Company Secretary	Wang Jian
Address	The Secretariat of the Board, China Eastern Airlines Corporation Limited, 92 Konggang 3rd Road, Changning District, Shanghai
Telephone	021-22330928
Fax	021-62686116
Email	ir@ceair.com
Representative of the Company's securities affairs	Yang Hui
Address	The Secretariat of the Board, China Eastern Airlines Corporation Limited, 92 Konggang 3rd Road, Changning District, Shanghai
Telephone	021-22330921
Fax	021-62686116
Email	davidyang@ceair.com

CHANGES IN CONSTITUTIONAL DOCUMENTS

Please refer to section headed "Report of Directors – Significant Events" of the annual report for details of the amendments of the Articles of Association made in 2013.

On behalf of the Board

Liu Shaoyong
Chairman

Shanghai, the PRC
26 March 2014

Dear Shareholders,

With the attitude of being responsible to all the Shareholders, the Supervisory Committee of the Company proactively launched its work, truly performed its duties of supervision and protected the legal interests of the Company and all the Shareholders in 2013 based on the Company Law and the Articles of Association.

I. Meetings Convened by the Supervisory Committee

1. On 25 January 2013, the Supervisory Committee convened a meeting, at which it considered and approved the proposal regarding the amendments to the Provision Standards for Decrease in Inventory Price (存貨跌價準備計提標準).

2. On 26 March 2013, the Supervisory Committee convened a meeting, at which it adopted the Report of the Supervisory Committee for the year 2012 and it was submitted to the 2012 annual general meeting for discussion. The Supervisory Committee also approved full text and summary of the resolution on daily connected transactions of the Company for the year 2012, internal control assessment report of the Company for the year 2012, financial report of the Company for the year 2012, as well as the profit distribution proposal and report, and expressed an audit opinion.

3. On 26 April 2013, the Supervisory Committee convened a meeting, at which it considered and approved the resolution on nomination of candidates for the seventh session of the Supervisory Committee and it was submitted to the 2012 annual general meeting for discussion. The Supervisory Committee also considered and approved the 2013 first quarterly financial report, full text and summary of the Company's first quarterly report and expressed an audit opinion.

4. On 26 June 2013, the Supervisory Committee convened a meeting, at which it considered and approved the resolution on election of the chairman of the seventh session of the Supervisory Committee of the Company.

5. On 26 August 2013, the Supervisory Committee convened a meeting, at which it considered and approved the 2013 interim financial report, full text and summary of the Company's interim report, as well as the resolution on daily connected transactions, and expressed an audit opinion.

6. On 29 October 2013, the Supervisory Committee convened a meeting, at which it considered and approved the 2013 third quarterly financial report, full text and summary of the Company's third quarterly report and expressed an audit opinion.

II. Independent Opinion of the Supervisory Committee

1. Legality of the Operation of the Company

In 2013, the Supervisory Committee monitored the procedures of convening the general meetings and Board meetings of the Company and their resolutions, execution of the resolutions passed in the general meetings by the Board, and execution of the resolutions passed in the Board meetings by the management. It is of the view that the Company has strictly complied with the Company Law, the Securities Law, the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, the Listing Rules, the Articles of Association and other regulations in drawing operational decisions, monitored its operations based on law, continuously optimized the internal control system and further enhanced its corporate governance standards. The Directors and the senior management of the Company were able to protect the interests of the Shareholders and the Company as a whole and carry out their duties with dedication. The Supervisory Committee did not discover any of their actions that in any way violated laws, regulations, or the Articles of Association or were prejudicial to the interests of the Company.

2. Financial Position of the Company

The Supervisory Committee seriously reviewed the Company's 2013 financial report, 2013 profit distribution proposal, 2013 annual report and the 2013 financial audit report issued by the PRC and international auditors expressing unqualified opinions. The Supervisory Committee resolved that the Company's 2013 financial report truly reflects the financial position and operating results of the Company for the year 2013. The Supervisory Committee agreed to the 2013 financial audit report issued by the auditors and the 2013 profit distribution proposal of the Company.

3. Purchases or Sale of Assets of the Company

In 2013, the Supervisory Committee conducted examination on the resolutions in respect of major acquisitions, asset disposal and connect transactions. The Supervisory Committee did not discover any acts of insider trading, any acts prejudicial to the interests of the Shareholders or resulting in loss of assets or prejudice to the interests of the Company.

4. Connected Transactions of the Company

In 2013, the Supervisory Committee conducted examination on the resolutions in respect of the connected transactions of the Company. The Supervisory Committee conducted examinations on all the connected transactions of the Company in the current year, and believes that all the contracts, agreements and other relevant documents related to the connected transactions of the Company in the current year had complied with the legal procedures and the terms of the transactions were fair and reasonable to the Company and the Shareholders as a whole. The connected transactions were dealt with under stringent principles of "fairness, impartiality and transparency". The Supervisory Committee did not discover any acts of insider trading or breach of good faith by the Board in making decisions, signing agreements and information disclosure.

5. Internal Control of the Company

The Supervisory Committee reviewed the Assessment Report of the Company's Internal Control for the year 2013 in a prudent and cautious manner and has no objection with the self-assessment report of the Board. The Supervisory Committee also seriously reviewed the internal control audit report issued by the auditor. The Supervisory Committee considers that the Company has a developed internal control regulation system in place and the implementation in actual circumstances is satisfactory.

The Supervisory Committee is extremely grateful for the continuous support for its work offered by all the Shareholders, the Board and its staff.

On behalf of the Supervisory Committee

Yu Faming
Chairman of the Supervisory Committee

Shanghai, the PRC
26 March 2014

Social Responsibilities

The social responsibility concept of the Company is "cherished by staff, preferred by customers, satisfactory to shareholders and trusted by society". Scope of the Company's social responsibilities covers three main aspects which are economic responsibility, social responsibility and environmental responsibility. We are committed to guiding and innovating the Company's work with a scientific sense of social responsibility. Based on integrity and not to regard profit as the only aim, the Company has adhered to its business conduct to be responsible to society, protect the environment, care for our staff and make sustainable development so as to achieve operation as a going concern.

Responsibilities to Staff

Caring for our staff is a crucial factor of building up a "Happy Eastern Airlines" and the passion of staff comes first when establishing a "world class" corporation. Eastern Airlines has been dedicated to being human-oriented, maintaining staff benefit, responding to staff's concerns, respecting staff's contributions and talents, valuing staff's opinions and suggestions and treasuring staff's passion and creativity. We also provide fair and justice benefits and opportunities to every staff with an aim to establish a home which our staff love.

Responsibilities to Customers

Eastern Airlines proactively follows the trend of internet generation to provide customers with safe, comfortable and convenient aviation services, as well as accurate, exquisite, refined and wonderful personalised services in order to satisfy consumption demand of customers, improve customer psychological experience, exceed customers' expectation, gain trust and loyalty from customers, be an airlines with emotions and become the first choice of customers. We will strive to promote the brand's core value of "World Class Hospitality with Eastern Charms".

Responsibilities to Shareholders

Eastern Airlines has adhered to regulated and strict corporate governance, operated in compliance with laws and regulations, maintained investor relations, improved investor communication and proactively responsed to important issues which investors are concerned about. Since 2009, the Company has recorded profit consecutively. Our capital operation has been stable, capital quality has been improving and brand image has also been promoted comprehensively.

Responsibilities to Society

Eastern Airlines has always adhered to the development concept of emphasizing on both economic benefits and social benefits to achieve sustainable development. Application of new technology is promoted and the management method is innovated. In addition, we implemented low-carbon flight, optimized energy management, promoted environmental protection, cared about social well-being and put efforts into public welfare with an aim to pursue collective development and improvement of the Company and the society.

- **Low-Carbon Flight**

  The Group promotes low-carbon flight and explores the potential of energy-saving. It eliminated and surrendered the lease of older aircraft and introduced new, more fuel-efficient aircraft. Highly efficient new engines were also selectively installed. Continuous optimization of fleet structure enhanced the environmental performance of fleet. Energy-saving and emission reduction were facilitated by installing small wings and refitting energy-saving environmentally friendly engines. Aircraft supplies made of green and environmentally-friendly materials have been used to promote green, low-carbon and healthy aviation.

  The Group has proactively developed, applied and promoted new technologies to provide safe and low-carbon aviation protection. Application of EFB can realize electronization of aircraft information, thereby reducing printing of paper manuals as well as costs of fuel-consumption and human resources. Adoption of ADS-B reduces the workload of flight crew and fuel consumption, thereby promoting flight safety. Implementation of PBN may increase airspace capacities, decrease input of ground navigation facilities, decrease fuel consumption and promote energy-saving and emission reduction.

- **Environmental Protection**

  The Group puts great emphasis on environmental protection. It strictly processes electronic hazardous wastes and industrial wastes and standardizes the procedures of processing wastes. The Group also created a brilliant office environment. The landscaping ratio of offices in Hongqiao Airport and Pudong Airport reached 40.5% and 31.2% respectively and we gained the recognition of being a "garden unit in Shanghai" again. Information technology management systems such as joint office system and mobile office system were established to advocate the concept of a paperless office. The energy consumption at office is also reduced by reducing the number of conferences and promotion of video conferencing. In addition, the Group promotes a green and low-carbon style, as well as energy-saving and ecological civilization by continuous recycling and discard of old office equipment.

- **Community Charity**

  The Group proactively supports and participates in social charitable events. We have continuously participated in supporting poverty relief activities in Shuangjiang and Cangyuan in Yunnan Province for over ten years. In 2013, the Group launched various activities, including the activity assisting the construction of Cangyuan Airport, investment in the establishment of CEA Demonstration Village, selection of talented individuals for secondment to assist the local poverty relief activities, and the construction of Hope School.

In 2013, the Group fully supported the relief work following the Richter scale 7.0 earthquake in Ya'an, Sichuan Province and the Richter scale 6.6 earthquake in Dingxi, Gansu Province. We deployed a number of passenger aircraft and freights to support the relief work, achieved the transportation of staff and materials, guaranteed the priority of relief flights and donated to the earthquake areas. The Group also proactively participated in relief work following the wind damage in Manila and the landslide in Zhaotong.

In addition, the Group fully promoted the large-scale voluntary service campaign called "Love at China Eastern Airlines". We organized and launched a series of community charity activities such as airport lounge guide tours and provision of education subsidies. In 2013, 876 projects were launched with 51,983 staff members participated, serving a total of 48,909 people. Through the interaction with the community, the Group has established a charity brand image of "delivering love and serving the community".

Awards and Recognition in 2013

The Group is committed to works relating to brand image management, communications and promotion as well as brand enhancement. After years of effort, the Group through its continued efforts has established a premium brand image in the market and received various major awards: in 2013, the Company was honored as the National 1 May Award Certificate (全國五一勞動獎狀); one of the 2013 Top 10 Companies with the Best Corporate Social Responsibility (企業社會責任排行榜10強) by Fortune China Magazine; awarded "Best Mid-cap Company" by Hong Kong Asiamoney Magazine for the second consecutive year; recognized as "Top 50 Most Valuable Chinese Brands in 2013" by WPP, a global brand communication and public relations firm; awarded the "Golden Bauhinia Award" of the "Best Listed Company" and "Listed Company with the Best Investor's Relations Management" by Ta Kung Pao; honored as one of the "Top 100 Employers" by zhaopin.com. The Group's international brand of "World-class Hospitality with Eastern Charm" is gaining increasing public recognition.

Independent Auditors' Report

To the shareholders of China Eastern Airlines Corporation Limited
(Established in the People's Republic of China with limited liability)

We have audited the consolidated financial statements of China Eastern Airlines Corporation Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 75 to 169, which comprise the consolidated and the Company statements of financial position as at 31 December 2013, and the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Directors' responsibility for the consolidated financial statements

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. Our report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2013, and of the Group's profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants
Hong Kong
26 March 2014

Consolidated Statement of Profit or Loss and Other Comprehensive Income

(Prepared in accordance with International Financial Reporting Standards)
For the year ended 31 December 2013

	Note	2013 RMB'000	2012 RMB'000 Restated*
Revenues	5	88,245,000	85,253,317
Other operating income	6	2,725,361	1,832,754
Operating expenses			
Aircraft fuel		(30,681,401)	(29,871,506)
Gain on fair value movements of derivative financial instruments	8	18,338	24,831
Take-off and landing charges		(9,189,527)	(9,065,649)
Depreciation and amortisation		(8,226,198)	(7,556,910)
Wages, salaries and benefits	9	(13,453,784)	(12,302,858)
Aircraft maintenance		(4,690,109)	(4,432,741)
Impairment (charge)/reversal	10	(185,857)	13,467
Food and beverages		(2,268,312)	(2,031,425)
Aircraft operating lease rentals		(4,605,460)	(4,438,169)
Other operating lease rentals		(678,928)	(609,111)
Selling and marketing expenses		(4,138,907)	(3,727,437)
Civil aviation development fund		(1,565,624)	(1,414,457)
Ground services and other expenses		(5,105,060)	(3,305,303)
Indirect operating expenses		(4,623,173)	(4,016,511)
Total operating expenses		(89,394,002)	(82,733,779)
Operating profit	11	1,576,359	4,352,292
Share of results of associates	23	38,335	103,209
Share of results of joint ventures	24	26,588	29,960
Finance income	12	2,124,440	348,601
Finance costs	13	(1,548,622)	(1,697,474)
Profit before income tax		2,217,100	3,136,588
Income tax expense	14	(124,281)	(207,407)
Profit for the year		2,092,819	2,929,181
Other comprehensive income for the year			
Other comprehensive income/(loss) to be reclassified to profit or loss in subsequent periods:			
Cash flow hedges, net of tax	40	245,942	(9,211)
Fair value movements of available-for-sale financial assets, net of tax		156,578	(389)
Fair value movements of available-for-sale financial assets held by an associate, net of tax	23	(2,931)	2,188
Net other comprehensive income/(loss) to be reclassified to profit or loss in subsequent periods		399,589	(7,412)
Other comprehensive income not to be reclassified to profit or loss in subsequent periods:			
Actuarial gains on the post-retirement benefit obligations, net of tax		467,476	139,312
Net other comprehensive income not to be reclassified to profit or loss in subsequent periods		467,476	139,312
Other comprehensive income, net of tax		867,065	131,900
Total comprehensive income for the year		2,959,884	3,061,081

(Prepared in accordance with International Financial Reporting Standards)
For the year ended 31 December 2013

	Note	**2013 RMB'000**	2012 RMB'000 Restated*
Profit/(loss) attributable to:			
Equity shareholders of the Company		2,372,571	3,071,514
Non-controlling interests		(279,752)	(142,333)
Profit for the year		2,092,819	2,929,181
Total comprehensive income/(loss) attributable to:			
Equity shareholders of the Company		3,180,134	3,221,378
Non-controlling interests		(220,250)	(160,297)
Total comprehensive income for the year		2,959,884	3,061,081
Earnings per share attributable to the equity shareholders of the Company during the year			
– Basic and diluted (RMB)	17	0.20	0.27

	Note	**2013 RMB'000**	2012 RMB'000
Dividends	15	–	–

* Certain amounts shown here do not correspond to the 2012 financial statements and reflect adjustments made, refer to Note 2(a)(ii).

The notes on page 84 to 169 are an integral part of these financial statements.

Consolidated Statement of Financial Position

(Prepared in accordance with International Financial Reporting Standards)
31 December 2013

	Note	**31 December 2013 RMB'000**	31 December 2012 RMB'000 Restated*	1 January 2012 RMB'000 Restated*
Non-current assets				
Intangible assets	18	**11,490,107**	11,449,099	11,353,590
Property, plant and equipment	19	**92,782,602**	82,518,761	73,757,795
Lease prepayments	20	**2,154,644**	1,781,846	1,471,272
Advanced payments on acquisition of aircraft	21	**16,296,281**	11,894,891	10,968,344
Investments in associates	23	**1,064,408**	833,472	837,589
Investments in joint ventures	24	**433,024**	418,159	423,256
Available-for-sale financial assets		**410,737**	234,690	240,380
Other long-term assets	25	**2,369,150**	1,958,256	1,929,834
Deferred tax assets	37	**389,466**	124,658	105,688
Derivative financial instruments	40	**67,709**	–	4,365
		127,458,128	111,213,832	101,092,113
Current assets				
Flight equipment spare parts	26	**2,305,412**	2,087,978	1,555,544
Trade receivables	27	**3,524,546**	2,962,181	2,504,026
Prepayments and other receivables	28	**4,058,167**	3,368,648	2,410,895
Derivative financial instruments	40	**–**	18,074	–
Restricted bank deposits and short-term bank deposits	29	**383,063**	1,726,251	2,894,287
Cash and cash equivalents	30	**1,994,978**	2,511,696	3,860,973
Assets classified as held for sale	44	**343,754**	–	482,313
		12,609,920	12,674,828	13,708,038
Current liabilities				
Sales in advance of carriage		**3,534,525**	3,094,427	3,197,651
Trade and bills payable	31	**3,463,016**	3,075,325	2,692,624
Other payables and accruals	32	**18,145,874**	16,256,225	16,267,287
Current portion of obligations under finance leases	33	**2,980,398**	2,605,269	2,459,259
Current portion of borrowings	34	**23,285,187**	22,639,955	18,171,130
Income tax payable		**215,332**	181,788	172,319
Current portion of provision for return condition checks for aircraft under operating leases	35	**1,453,985**	734,205	375,409
Derivative financial instruments	40	**3,386**	35,813	51,063
		53,081,703	48,623,007	43,386,742
Net current liabilities		**(40,471,783)**	(35,948,179)	(29,678,704)
Total assets less current liabilities		**86,986,345**	75,265,653	71,413,409

	Note	**31 December 2013 RMB'000**	31 December 2012 RMB'000 Restated*	1 January 2012 RMB'000 Restated*
Non-current liabilities				
Obligations under finance leases	33	20,154,750	19,252,709	17,801,563
Borrowings	34	27,315,243	23,096,163	23,603,463
Provision for return condition checks for aircraft under operating leases	35	2,763,181	3,064,557	2,923,717
Other long-term liabilities	36	2,401,876	1,635,537	2,047,099
Post-retirement benefit obligations	38	5,615,293	6,147,851	6,000,328
Deferred tax liabilities	37	29,550	29,326	29,326
Derivative financial instruments	40	124,194	304,338	281,921
		58,404,087	53,530,481	52,687,417
Net asset		28,582,258	21,735,172	18,725,992
Equity				
Capital and reserves attributable to the equity shareholders of the Company				
– Share capital	42	12,674,269	11,276,539	11,276,539
– Reserves	43	14,228,047	8,930,828	5,855,815
		26,902,316	20,207,367	17,132,354
Non-controlling interests		1,679,942	1,527,805	1,593,638
Total equity		28,582,258	21,735,172	18,725,992

* Certain amounts shown here do not correspond to the 2012 financial statements and reflect adjustments made, refer to Note 2(a)(ii).

The notes on pages 84 to 169 are an integral part of these financial statements.

The financial statements were approved by the Board of Directors on 26 March 2014 and were signed on its behalf.

Liu Shaoyong
Director

Ma Xulun
Director

Company's Statement of Financial Position

(Prepared in accordance with International Financial Reporting Standards)
31 December 2013

	Note	**31 December 2013 RMB'000**	31 December 2012 RMB'000 Restated*	1 January 2012 RMB'000 Restated*
Non-current assets				
Intangible assets	18	11,469,272	11,431,806	11,343,374
Property, plant and equipment	19	58,910,446	56,015,173	50,246,293
Lease prepayments	20	1,181,863	781,146	497,301
Advanced payments on acquisition of aircraft	21	15,683,647	10,733,899	10,195,340
Investments in subsidiaries	22	9,568,564	10,455,900	7,104,106
Investments in associates	23	611,585	578,836	578,836
Investments in joint ventures	24	323,238	323,238	323,238
Available-for-sale financial assets		374,117	216,256	221,557
Other long-term assets	25	1,558,022	1,077,036	980,434
Derivative financial instruments	40	67,709	–	4,365
		99,748,463	91,613,290	81,494,844
Current assets				
Flight equipment spare parts	26	1,963,614	1,794,447	1,270,586
Trade receivables	27	2,913,829	3,601,021	2,462,623
Prepayments and other receivables	28	10,676,890	6,908,992	3,647,648
Derivative financial instruments	40	–	18,074	–
Restricted bank deposits and short-term bank deposits	29	212,938	109,543	360,168
Cash and cash equivalents	30	1,029,514	617,422	852,012
Assets classified as held for sale	44	–	–	482,313
		16,796,785	13,049,499	9,075,350
Current liabilities				
Sales in advance of carriage		3,429,395	2,808,175	2,817,980
Trade and bills payable	31	7,169,440	7,558,342	3,480,109
Other payables and accruals	32	15,256,916	11,087,271	10,661,352
Current portion of obligations under finance leases	33	2,033,158	1,978,018	2,010,988
Current portion of borrowings	34	19,944,738	20,335,797	14,830,480
Income tax payable		1,528	1,528	25
Current portion of provision for return condition checks for aircraft under operating leases	35	641,869	88,081	174,151
Derivative financial instruments	40	3,386	35,813	51,063
		48,480,430	43,893,025	34,026,148
Net current liabilities		(31,683,645)	(30,843,526)	(24,950,798)
Total assets less current liabilities		68,064,818	60,769,764	56,544,046

Company's Statement of Financial Position

(Prepared in accordance with International Financial Reporting Standards)
31 December 2013

	Note	31 December 2013 RMB'000	31 December 2012 RMB'000 Restated*	1 January 2012 RMB'000 Restated*
Non-current liabilities				
Obligations under finance leases	33	14,193,492	15,498,192	14,123,184
Borrowings	34	19,188,715	15,087,334	15,184,868
Provision for return condition checks for aircraft under operating leases	35	1,381,795	1,674,553	1,546,944
Other long-term liabilities	36	1,154,171	962,719	1,331,811
Post-retirement benefit obligations	38	4,466,335	4,996,694	4,964,389
Derivative financial instruments	40	124,194	304,338	281,921
		40,508,702	38,523,830	37,433,117
Net asset		27,556,116	22,245,934	19,110,929
Equity				
– Share capital	42	12,674,269	11,276,539	11,276,539
– Reserves	43	14,881,847	10,969,395	7,834,390
Total equity		27,556,116	22,245,934	19,110,929

* Certain amounts shown here do not correspond to the 2012 financial statements and reflect adjustments made, refer to Note 2(a)(ii).

The notes on page 84 to 169 are an integral part of these financial statements.

The financial statements were approved by the Board of Directors on 26 March 2014 and were signed on its behalf.

Liu Shaoyong
Director

Ma Xulun
Director

Consolidated Statement of Cash Flows

(Prepared in accordance with International Financial Reporting Standards)
For the year ended 31 December 2013

	Note	2013 RMB'000	2012 RMB'000
Cash flows from operating activities			
Cash generated from operations	45(a)	11,120,494	12,822,835
Income tax paid		(314,016)	(205,476)
Net cash inflow from operating activities		10,806,478	12,617,359
Cash flows from investing activities			
Additions of property, plant and equipment		(1,822,056)	(6,148,139)
Advanced payments on acquisition of aircraft	21	(17,261,022)	(7,328,529)
Acquisition of cargo business of Great Wall Airlines Co., Ltd. ("Great Wall Airlines") netting of cash acquired		–	(87,316)
Proceeds from disposal of assets classified as held for sale		–	209,586
Proceeds from disposal of property, plant and equipment		555,752	181,246
Proceeds of short-term deposits with original maturity over three months		1,491,654	958,489
Capital injections in associates		(236,725)	–
Acquisition of a subsidiary		(11,876)	–
Purchase of investment in available-for-sale financial assets		(47,085)	–
Interest received		195,760	215,789
Dividends received		95,672	112,446
Proceeds from disposal of interest in an associate		12,365	2,439
Proceeds from disposal of interests in available-for-sale financial assets		–	94,890
Net cash outflow from investing activities		(17,027,561)	(11,789,099)

Consolidated Statement of Cash Flows

(Prepared in accordance with International Financial Reporting Standards)
For the year ended 31 December 2013

	Note	2013 RMB'000	2012 RMB'000
Cash flows from financing activities			
Proceeds from issue of shares		3,572,391	–
Proceeds from draw down of short-term bank loans		15,634,644	23,101,136
Repayments of short-term debts		(4,000,000)	–
Repayments of short-term bank loans		(15,823,469)	(25,619,898)
Proceeds from issuance of short-term debentures and bonds		4,000,000	4,000,000
Proceeds from issuance of long-term debentures and bonds		6,985,406	–
Proceeds from government grants		13,095	–
Proceeds from draw down of long-term bank loans		8,957,687	10,887,474
Repayments of long-term bank loans		(9,792,367)	(8,352,313)
Principal repayments of finance lease obligations		(2,447,560)	(4,094,636)
Receipts of restricted bank deposits		–	236,475
Interest paid		(1,692,806)	(1,936,842)
Capital contribution from non-controlling interests of subsidiaries		406,000	453,850
Acquisition of non-controlling interests in subsidiaries		(14,893)	(670,956)
Dividends paid to non-controlling interests of subsidiaries		(68,481)	(178,580)
Net cash inflow/(outflow) from financing activities		5,729,647	(2,174,290)
Net decrease in cash and cash equivalents		(491,436)	(1,346,030)
Cash and cash equivalents at beginning of year		2,511,696	3,860,973
Effect of foreign exchange rate changes		(25,282)	(3,247)
Cash and cash equivalents at 31 December	30	1,994,978	2,511,696

The notes on page 84 to 169 are an integral part of these financial statements.

Consolidated Statement of Changes in Equity

(Prepared in accordance with International Financial Reporting Standards)
For the year ended 31 December 2013

	Attributable to equity holders of the Company					
	Share capital RMB'000	Other reserves RMB'000	Accumulated losses RMB'000	Subtotal RMB'000	Non-controlling interests RMB'000	Total equity RMB'000
Balance at 1 January 2012						
As previously reported	11,276,539	17,229,128	(8,379,775)	20,125,892	1,679,215	21,805,107
Prior year adjustments	–	(3,334,505)	340,967	(2,993,538)	(85,577)	(3,079,115)
As restated*	11,276,539	13,894,623	(8,038,808)	17,132,354	1,593,638	18,725,992
Total comprehensive income /(loss) for the year (restated*)	–	149,864	3,071,514	3,221,378	(160,297)	3,061,081
– Profit/(loss) for the year (restated*)	–	–	3,071,514	3,071,514	(142,333)	2,929,181
– Other comprehensive income/(loss) (restated*)	–	149,864	–	149,864	(17,964)	131,900
Capital contribution by non-controlling interests in subsidiaries	–	–	–	–	453,850	453,850
Dividends paid to non-controlling interests in subsidiaries	–	–	–	–	(178,580)	(178,580)
Acquisition of non-controlling interests in subsidiaries	–	(490,151)	–	(490,151)	(180,806)	(670,957)
Others	–	343,786	–	343,786	–	343,786
Balance at 31 December 2012 (Restated*)	11,276,539	13,898,122	(4,967,294)	20,207,367	1,527,805	21,735,172
Balance at 1 January 2013	11,276,539	13,898,122	(4,967,294)	20,207,367	1,527,805	21,735,172
Total comprehensive income for the year	–	807,563	2,372,571	3,180,134	(220,250)	2,959,884
– Profit/(loss) for the year	–	–	2,372,571	2,372,571	(279,752)	2,092,819
– Other comprehensive income	–	807,563	–	807,563	59,502	867,065
Capital contribution by non-controlling interests in subsidiaries	–	–	–	–	406,000	406,000
Dividends paid to non-controlling interests in subsidiaries	–	–	–	–	(18,720)	(18,720)
Acquisition of non-controlling interests in subsidiaries	–	–	–	–	(14,893)	(14,893)
Issue of shares	1,397,730	2,174,661	–	3,572,391	–	3,572,391
Others	–	(57,576)	–	(57,576)	–	(57,576)
Balance at 31 December 2013	12,674,269	16,822,770	(2,594,723)	26,902,316	1,679,942	28,582,258

* Certain amounts shown here do not correspond to the 2012 financial statements and reflect adjustments made, refer to Note 2(a)(ii).

1. Corporate Information

China Eastern Airlines Corporation Limited (the "Company"), a joint stock company limited by shares, was incorporated in the People's Republic of China (the "PRC") on 14 April 1995. The address of the Company's registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the "Group") are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

The Company is majority owned by China Eastern Air Holding Company ("CEA Holding"), a state-owned enterprise incorporated in the PRC.

The Company's shares are traded on Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and The New York Stock Exchange.

These financial statements were approved for issue by the Company's Board of Directors (the "Board") on 26 March 2014.

2. Summary of Significant Accounting Policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basis of preparation

The financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standard Board and the disclosure requirements of the Hong Kong Companies Ordinance. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

(i) Going concern

As at 31 December 2013, the Group's accumulated losses were approximately RMB2.59 billion and its current liabilities exceeded its current assets by approximately RMB40.47 billion. In preparing the financial statements, the Board conducts adequate and detailed review over the Group's going concern ability based on the current financial situation.

The Board has taken active actions to deal with the situation that current liabilities exceeded its current assets, and the Board is confident that they have obtained adequate credit facility from the banks to support the floating capital. As at 31 December 2013, the Group had total unutilised credit facility amounting to approximately RMB37.60 billion from banks.

Based on the bank facility obtained by the Group, the past record of the financing and the good working relationship with major banks and financial institutions, the Board considers that the Group will be able to obtain sufficient financing to enable it to operate, as well as to meet its liabilities as and when they become due, and the capital expenditure requirements for the upcoming twelve months. Accordingly, the Board believes that it is appropriate to prepare these financial statements on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern.

2. Summary of Significant Accounting Policies (continued)

(a) Basis of preparation (continued)

(ii) New and amended standards adopted by the Group

The Group has adopted the following new and revised IFRSs for the first time for the current year's financial statements.

IFRS 7 Amendments	Amendments to IFRS 7 Financial Instruments: *Disclosures – Offsetting Financial Assets and Financial Liabilities*
IFRS 10	Consolidated Financial Statements
IFRS 11	Joint Arrangements
IFRS 12	Disclosure of Interests in Other Entities
IFRS 10, IFRS 11 and IFRS 12 Amendments	Amendments to IFRS 10, IFRS 11 and IFRS 12 – *Transaction Guidance*
IFRS 13	Fair Value Measurement
IAS 1 Amendments	Amendments to IAS 1 Presentation of Financial Statements *– Presentation of Items of Other Comprehensive Income*
IAS 19 (2011)	Employee Benefits
IAS 27 (2011)	Separate Financial Statements
IAS 28 (2011)	Investments in Associates and Joint Ventures
IAS 36 Amendments	Amendments to IAS 36 Impairment of Assets – Recoverable Amount *Disclosures for Non-Financial Assets (early adopted)*
Annual Improvements 2009-2011 Cycle	Amendments to a number of IFRSs issued in June 2012

Other than as further explained below regarding the impact of amendments to IAS 1 and IAS 19 (2011), and certain amendments included in Annual Improvements 2009–2011 Cycle (include other standards as appropriate), the adoption of the new and revised IFRSs has had no significant financial effect on these financial statements.

- The IAS 1 Amendments change the grouping of items presented in other comprehensive income ("OCI"). Items that could be reclassified (or recycled) to profit or loss at a future point in time (for example, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) are presented separately from items which will never be reclassified (for example, the revaluation of land and buildings). The amendments have affected the presentation only and have had no impact on the financial position or performance of the Group. The consolidated statement of profit or loss and other comprehensive income has been restated to reflect the changes.

- IAS 19 (2011) changes the accounting for defined benefit plans. The revised standard removes the choice to defer the recognition of actuarial gains and losses. All actuarial gains and losses are required to be recognised immediately in OCI. The interest cost and expected return on plan assets used in the previous version of IAS 19 are replaced with a net interest amount under IAS 19 (2011), which is calculated by applying the discount rate to the net defined benefit liability or asset at the start of each annual reporting period. Prior to the adoption of IAS 19 (2011), the Group elected to recognise actuarial gains or losses as income or expense over the expected average remaining service periods of the employees participating in the defined benefit plan when the net cumulative unrecognised actuarial gains or losses for the plan at the end of the previous period exceeded 10% of the higher of the present value of the defined benefit obligation and the fair value of plan assets at that date. Upon the adoption of IAS 19 (2011), all actuarial gains and losses are recognised in OCI immediately. As a result, all deferred actuarial gains and losses as at 1 January 2012 and 31 December 2012 were recognised in OCI and the actuarial gains and losses recognised in the profit or loss for the year ended 31 December 2012 was adjusted to OCI. In addition, the interest cost and expected return on plan assets recorded in 2012 has been replaced by a net interest amount.

  Furthermore, upon the adoption of IAS 19 (2011), all past service costs are recognised at the earlier of when an amendment/curtailment occurs and when the related restructuring or termination costs are recognised. As a result, unvested past service costs can no longer be deferred and recognised over the future vesting period.

2. Summary of Significant Accounting Policies (continued)

(a) Basis of preparation (continued)

(ii) New and amended standards adopted by the Group (continued)

Other than the changes to the accounting for defined benefit plans, IAS 19 (2011) also changes the timing of recognition for termination benefits and the classification of short term employee benefits. The revised standard requires termination benefits outside of a wider restructuring to be recognised only when the offer becomes legally binding and cannot be withdrawn. Under the revised standard, the distinction between short term and other long term employee benefits is now based on the expected timing of settlement rather than employee entitlement.

The effects of the changes to the accounting for the Group's defined benefit plan are summarised below:

Impact on the consolidated statement of profit or loss and other comprehensive income for the years ended 31 December:

	2013 RMB'000	2012 RMB'000
Decrease in wages, salaries and benefits	227,284	124,184
Increase in profit before tax	227,284	124,184
Increase in income tax expense	(16,960)	(2,606)
Increase in profit for the year	210,324	121,578
Increase in remeasurement gain on post-retirement benefit obligations	426,170	127,878
Decrease in income tax effect	41,306	11,434
Increase in other comprehensive income for the year, net of tax	467,476	139,312
Increase in total comprehensive income for the year	677,800	260,890
Increase in profit for the year attributable to:		
Equity shareholders of the Company	193,747	117,869
Non-controlling interests	16,577	3,709
	210,324	121,578
Increase in total comprehensive income attributable to:		
Equity shareholders of the Company	608,864	275,107
Non-controlling interests	68,936	(14,217)
	677,800	260,890
Increase in earnings per share attributable to equity shareholders of the Company:		
Basic & diluted	1.60 cents	1.05 cents

2. Summary of Significant Accounting Policies (continued)

(a) Basis of preparation (continued)

(ii) New and amended standards adopted by the Group (continued)

	2013 RMB'000	2012 RMB'000
Impact on the consolidated statement of financial position at 31 December:		
Increase in deferred tax assets	90,130	70,097
Increase in non-current assets	90,130	70,097
Increase in post-retirement benefit obligations	2,234,868	2,888,323
Increase in non-current liabilities	2,234,868	2,888,323
Decrease in net assets and total equity	2,144,738	2,818,226

Impact on the consolidated statement of financial position at 1 January:

	2012 RMB'000
Increase in deferred tax assets	61,270
Increase in non-current assets	61,270
Increase in post-retirement benefit obligations	3,140,385
Increase in non-current liabilities	3,140,385
Decrease in net assets and total equity	3,079,115

(iii) Issued but not yet effective International Financial Reporting Standards

The Group has not applied the following new and revised IFRSs, which have been issued but are not yet effective, in these financial statements.

IFRS 9	*Financial Instruments*
IFRS 9, IFRS 7 and IAS 39 Amendments	*Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39*
IFRS 10, IFRS 12 and IAS 27 (2011) Amendments	Amendments to IFRS 10, IFRS 12 and IAS 27 (2011) – *Investment Entities*
IAS 19 Amendments	Amendments to IAS 19 *Employee Benefits – Defined Benefit Plans: Employee Contributions*
IAS 32 Amendments	Amendments to IAS 32 Financial Instruments: *Presentation – Offsetting Financial Assets and Financial Liabilities*
IAS 39 Amendments	Amendments to IAS 39 *Financial Instruments: Recognition and Measurement – Novation of Derivatives and Continuation of Hedge Accounting*
IFRIC-Int 21	*Levies*

2. Summary of Significant Accounting Policies (continued)

(a) Basis of preparation (continued)

(iii) Issued but not yet effective International Financial Reporting Standards (continued)

Further information about those IFRSs is as follows:

- IFRS 9 issued in November 2009 is the first part of phase 1 of a comprehensive project to entirely replace IAS 39 Financial Instruments: Recognition and Measurement. This phase focuses on the classification and measurement of financial assets. Instead of classifying financial assets into four categories, an entity shall classify financial assets as subsequently measured at either amortised cost or fair value, on the basis of both the entity's business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. This aims to improve and simplify the approach for the classification and measurement of financial assets compared with the requirements of IAS 39.

- In November 2010, the International Accounting Standard Board ("IASB") issued additions to IFRS 9 to address financial liabilities (the "Additions") and incorporated in IFRS 9 the current derecognition principles of financial instruments of IAS 39. Most of the Additions were carried forward unchanged from IAS 39, while changes were made to the measurement of financial liabilities designated as at fair value through profit or loss using the fair value option ("FVO"). For these FVO liabilities, the amount of change in the fair value of a liability that is attributable to changes in credit risk must be presented in OCI. The remainder of the change in fair value is presented in profit or loss, unless presentation of the fair value change in respect of the liability's credit risk in OCI would create or enlarge an accounting mismatch in profit or loss. However, loan commitments and financial guarantee contracts which have been designated under the FVO are scoped out of the Additions.

- In December 2013, the IASB added to IFRS 9 the requirements related to hedge accounting and made some related changes to IAS 39 and IFRS 7 which include the corresponding disclosures about risk management activity for applying hedge accounting. The amendments to IFRS 9 relax the requirements for assessing hedge effectiveness which result in more risk management strategies being eligible for hedge accounting. The amendments also allow greater flexibility on the hedged items and relax the rules on using purchased options and non-derivative financial instruments as hedging instruments. In addition, the amendments to IFRS 9 allow an entity to apply only the improved accounting for own credit risk-related fair value gains and losses arising on FVO liabilities as introduced in 2010 without applying the other IFRS 9 requirements at the same time.

- IAS 39 is aimed to be replaced by IFRS 9 in its entirety. Before this entire replacement, the guidance in IAS 39 on impairment of financial assets continues to apply. The previous mandatory effective date of IFRS 9 was removed by the IASB in December 2013 and a mandatory effective date will be determined after the entire replacement of IAS 39 is completed. However, the standard is available for application now. The Group will quantify the effect in conjunction with other phases, when the final standard including all phases is issued.

- Amendments to IFRS 10 include a definition of an investment entity and provide an exception to the consolidation requirement for entities that meet the definition of an investment entity. Investment entities are required to account for subsidiaries at fair value through profit or loss in accordance with IFRS 9 rather than consolidate them. Consequential amendments were made to IFRS 12 and IAS 27 (2011). The amendments to IFRS 12 also set out the disclosure requirements for investment entities. The Group expects that these amendments will not have any impact on the Group as the Company is not an investment entity as defined in IFRS 10.

- The IAS 32 Amendments clarify the meaning of "currently has a legally enforceable right to set off" for offsetting financial assets and financial liabilities. The amendments also clarify the application of the offsetting criteria in IAS 32 to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. The amendments are not expected to have any impact on the financial position or performance of the Group upon adoption on 1 January 2014.

2. Summary of Significant Accounting Policies (continued)

(b) Consolidation

The Group's consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to 31 December.

(i) Subsidiaries

A subsidiary is an entity (including a structured entity) over which the Group has control. The Group controls an entity when the Group is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases. The Group applies the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. The Group recognises any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest's proportionate share of the recognised amounts of acquiree's identifiable net assets.

Acquisition-related costs are expensed as incurred Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

If the business combination is achieved in stages, the previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognised in profit or loss.

Any contingent consideration to be transferred by the Group is recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognised in accordance with IAS 39 either in profit or loss or as a change to other comprehensive income. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity.

Investments in subsidiaries are accounted for at cost less impairment. Cost includes direct attributable costs of investment.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognised for non-controlling interests and any fair value of the Group's previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets acquired, the difference is, after reassessment, recognised in profit or loss as a gain on bargain purchase.

Inter-company transactions, balances, income and expenses on transactions between Group companies are eliminated. Profits and losses resulting from inter-company transactions that are recognised in assets are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(ii) Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

2. Summary of Significant Accounting Policies (continued)

(b) Consolidation (continued)

(iii) Disposal of subsidiaries

When the Group ceases to have control, any retained interest in the entity is re-measured to its fair value at the recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

(iv) Investments in associates and joint ventures

An associate is an entity in which the Group has a long-term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The Group's share of the post-acquisition results and other comprehensive income of associates and joint ventures is included in the consolidated statement of profit or loss and other comprehensive income. In addition, when there has been a change recognised directly in the equity of the associate or joint venture, the Group recognises its share of any changes, when applicable, in the consolidated statement of changes in equity. Unrealised gains and losses resulting from transactions between the Group and its associates or joint ventures are eliminated to the extent of the Group's investments in the associates or joint ventures, except where unrealised losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of associates or joint ventures is included as part of the Group's investments in associates or joint ventures.

If an investment in an associate becomes an investment in a joint venture or vice versa, the retained interest is not remeasured. Instead, the investment continues to be accounted for under the equity method. In all other cases, upon loss of significant influence over the associate or joint control over the joint venture, the Group measures and recognises any retained investment at its fair value. Any difference between the carrying amount of the associate or joint venture upon loss of significant influence or joint control and the fair value of the retained investment and proceeds from disposal is recognised in profit or loss.

The results of associates and joint ventures are included in the Company's statement of profit or loss and other comprehensive income to the extent of dividends received and receivable. The Company's investments in associates and joint ventures are treated as non-current assets and are stated at cost less any impairment losses.

When an investment in an associate or a joint venture is classified as held for sale, it is accounted for in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

(c) Segmental reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker ("CODM"). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the office of the General Manager that makes strategic decisions.

2. Summary of Significant Accounting Policies (continued)

(d) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The financial statements are presented in Chinese Renminbi ("RMB"), which is the functional and presentation currency of the Company and the Group's entities.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the profit or loss, except when deferred in other comprehensive income as qualifying cash flow hedges or qualifying net investment hedges.

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the profit or loss within 'finance income' or 'finance costs'.

(e) Revenue recognition and sales in advance of carriage

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and the provision of services in the ordinary course of the Group's activities. Revenue is shown net of business taxes or value-added taxes, returns, rebates and discounts and after eliminating sales within the Group.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group's activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

The Group operates frequent flyer programmes that provide travel awards to programme members based on accumulated miles. A portion of passengers revenue attributable to the award of frequent flyer benefits is deferred and recognised when the miles have been redeemed or have expired.

(i) Traffic revenues

Passenger, cargo and mail revenues are recognised as traffic revenues when the transportation services are provided. The value of sold but unused tickets is recognised as sales in advance of carriage ("SIAC").

(ii) Ground service income and tour operation revenues

Revenues from the provision of ground services, tour, travel services and other travel related services are recognised when the services are rendered.

(iii) Cargo handling income

Revenues from the provision of cargo handling income are recognised when the service are rendered.

(iv) Commission income

Commission income represents amounts earned from other carriers in respect of sales made by the Group on their behalf, and is recognised in the profit or loss upon ticket sales.

(v) Other revenue

Revenues from other operating businesses, including income derived from the provision of freight forwarding, are recognised when the services are rendered.

2. Summary of Significant Accounting Policies (continued)

(f) Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognized in the profit or loss over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the profit or loss statement of profit or loss on a straight-line basis over the expected lives of the related assets.

(g) Maintenance and overhaul costs

In respect of aircraft and engines under operating leases, the Group has obligations to fulfill certain return conditions under the Group has obligations to fulfill certain return conditions under the checks is made on a straight line basis over the term of the leases.

In respect of aircraft and engines owned by the Group or held under finance leases, overhaul costs are capitalised as a component of property, plant and equipment and are depreciated over the appropriate maintenance cycles (Note 2(i)).

All other repairs and maintenance costs are charged to the profit or loss as and when incurred.

(h) Interest income

Interest income is recognised on a time-proportion basis using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loan and receivables are recognised using the original effective interest rate.

(i) Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised. All other borrowing costs are expensed in the period in which they are incurred. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

(j) Current and deferred tax

The tax expense for the period comprises current and deferred tax. Tax is recognised in the profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case the tax is also recognised in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the reporting period date in the jurisdictions where the Company and its subsidiaries, associates and joint ventures operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill and deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the reporting period date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

2. Summary of Significant Accounting Policies (continued)

(j) Current and deferred tax (continued)

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

(k) Intangible assets

(i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiaries, associates or joint ventures at the date of acquisition. Goodwill on acquisition of subsidiaries is included in "intangible assets". Goodwill on acquisition of associates and Joint Ventures is included in "investments in associates" and "investments in joint ventures" and is tested for impairment as part of the overall balances. Separately recognised goodwill is tested for impairment at least annually or whenever there is an indication of impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units according to the identified operating segments that are expected to benefit from the business combination in which the goodwill arose.

(ii) Computer software costs

Acquired computer software licenses are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised using the straight-line method over their estimated useful lives of 5 years. Costs associated with developing or maintaining computer software programs are recognised as expense when incurred.

(l) Deferred pilot recruitment costs

Deferred pilot recruitment costs represent the cost bore by the Group in connection with securing certain minimum period of employment of pilots and are amortised on a straight-line basis over the anticipated beneficial period of five years, starting from when the pilot joins the Group.

(m) Property, plant and equipment

Property, plant and equipment is recognised initially at cost which comprises purchase price, and any directly attributable costs of bringing the assets to the condition for their intended use.

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

When each major aircraft overhaul is performed, its cost is recognised in the carrying amount of the item of property, plant and equipment and is depreciated over the appropriate maintenance cycles. Components related to airframe overhaul cost, are depreciated on a straight-line basis over 5 to 7.5 years. Components related to engine overhaul costs, are depreciated between each overhaul period using the ratio of actual flying hours and estimated flying hours between overhauls. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognised and charged to the profit or loss.

2. Summary of Significant Accounting Policies (continued)

(m) Property, plant and equipment (continued)

Except for components related to overhaul costs, the depreciation method of which has been described in the preceding paragraph, other depreciation of property, plant and equipment is calculated using the straight-line method to write down their costs to their residual values over their estimated useful lives, as follows:

Owned and finance leased aircraft and engines	15 to 20 years
Other flight equipment, including rotables	10 years
Buildings	15 to 45 years
Other property, plant and equipment	5 to 20 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting period date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the assets' carrying amount and are recognised in the profit or loss.

Construction in progress represents buildings under construction and equipment pending installation. This includes the costs of construction or acquisition and interest capitalised. No depreciation is provided on construction in progress until the asset is completed and ready for use.

(n) Impairment of investments in subsidiaries, associates, joint ventures and non-financial assets

Assets that have an indefinite useful life or which are not yet available for use are not subject to amortisation and are tested for impairment at least annually or whenever there is indication of impairment. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that have suffered impairment are reviewed for possible reversal of the impairment at each reporting period date.

(o) Assets classified as held for sale

Non-current assets are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell and are classified as assets held for sale.

(p) Lease prepayments

Lease prepayments represent acquisition costs of land use rights less accumulated amortisation. Amortisation is provided over the lease period of the land use rights on a straight-line basis.

(q) Advanced payments on acquisition of aircraft

Advanced payments on acquisition of aircraft represent payments to aircraft manufacturers to secure deliveries of aircraft in future years, including attributable finance costs, and are included in non-current assets. The balance is transferred to property, plant and equipment upon delivery of the aircraft.

(r) Flight equipment spare parts

Flight equipment spare parts are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. The cost of flight equipment spare parts comprises the purchase price (net of discounts), freight charges, duty and value added tax and other miscellaneous charges. Net realisable value is the estimated selling price of the flight equipment in the ordinary course of business, less applicable selling expenses.

2. Summary of Significant Accounting Policies (continued)

(s) Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognised in the profit or loss. When a trade receivable is uncollectible, it is written off against the provision account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the profit or loss.

(t) Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

(u) Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

(v) Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any differences between the proceeds (net of transaction costs) and the redemption value is recognised in the profit or loss over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period date in which case such borrowings are classified as non-current liabilities.

(w) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

For the contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it, the present obligation under the contract is recognised and measured as a provision.

2. Summary of Significant Accounting Policies (continued)

(x) Leases

(i) A Group company is the lessee

Finance leases

The Group leases certain property, plant and equipment. Leases of property, plant and equipment where the Group has acquired substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in other short-term and other long-term payables. The interest element of the finance cost is charged to the profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Leased assets are depreciated using a straight-line basis over their expected useful lives to residual values.

For sale and leaseback transactions resulting in a finance lease, differences between sales proceeds and net book values are deferred and amortised over the lease terms.

Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the profit or loss on a straight-line basis over the period of the lease.

For sale and leaseback transactions resulting in an operating lease, differences between sales proceeds and net book values are recognised immediately in the profit or loss, except to the extent that any profit or loss is compensated for by future lease payments at above or below market value, then the profit or loss is deferred and amortised over the period for which the asset is expected to be used.

(ii) A Group company is the lessor

Assets leased out under operating leases are included in property, plant and equipment in the statement of financial position. They are depreciated over their expected useful lives on a basis consistent with similar property, plant and equipment. Rental income is recognised on a straight-line basis over the lease term.

(y) Retirement benefits

The Group participates in schemes regarding pension and medical benefits for employees organised by the municipal governments of the relevant provinces. The contributions to the schemes are charged to profit or loss as and when incurred.

In addition, the Group provides retirees with certain post-retirement benefits including retirement subsidies, transportation subsidies, social function activity subsidies as well as other welfare. Except that Shanghai Airlines Co., Ltd. maintained a separately administrated fund, the remaining defined post-retirement benefits are unfunded. The cost of providing benefits under the post-retirement benefit plan is determined using the projected unit credit actuarial valuation method.

Remeasurements arising from post-retirement benefit plan, comprising actuarial gains and losses, the effect of the asset ceiling (excluding net interest) and the return on plan assets (excluding net interest), are recognised immediately in the consolidated statement of financial position with a corresponding debit or credit to retained profits through other comprehensive income in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods.

Past service costs are recognised in profit or loss at the earlier of:

- the date of the plan amendment or curtailment; and
- the date that the Group recognises restructuring-related costs

2. Summary of Significant Accounting Policies (continued)

(y) Retirement benefits (continued)

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. The Group recognises the following changes in the net defined benefit obligations under "Wages, salaries and benefits" in the consolidated statement of profit or loss and other comprehensive income:

- service costs comprising current service costs, past-service costs, gains and losses on curtailments and non-routine settlements
- net interest expense or income

Pursuant to relevant requirements from State-owned Assets Supervision and Administration Commission of the State Council, the People's Republic of China, the Group is considering the launch of a new retirement benefit plan in the new future. In anticipation of the transition from the current post-retirement benefit plan to the new retirement benefit plan, a curtailment on the current post-retirement benefit plan was structured during the year.

(z) Derivative financial instruments

Derivative financial instruments are initially recognised in the statement of financial position at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Derivative financial instruments that do not qualify for hedge accounting are accounted for as trading instruments and any unrealised gains or losses, being changes in fair value of the derivatives, are recognised in the profit or loss immediately. Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the profit or loss, along with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk.

Derivative financial instruments that qualify for hedge accounting and which are designated as a specific hedge of the variability in cash flows of a highly probable forecast transaction, are accounted for as follows:

(i) the effective portion of any change in fair value of the derivative financial instrument is recognised directly in equity. Where the forecast transaction or firm commitment results in the recognition of an asset or a liability, the gains and losses previously deferred in equity are included in the initial measurement of the cost of the asset or liability. Otherwise, the cumulative gain or loss on the derivative financial instrument is removed from equity and recognized in the profit or loss in the same period during which the hedged forecast transaction affects net profit or loss.

(ii) the ineffective portion of any change in fair value is recognised in the profit or loss immediately.

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged items is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised in the profit or loss when the committed or forecast transaction ultimately occurs. When a committed or forecast transaction is no longer expected to occur, the cumulative gain or loss that was recorded in equity is immediately transferred to the profit or loss.

2. Summary of Significant Accounting Policies (continued)

(aa) Available-for-sale financial assets

Investments in securities other than subsidiaries, associates and joint ventures, being held for non-trading purposes, are classified as available-for-sale financial assets and are recognized on the trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs. At each date, the fair value is remeasured, with any resulting gain or loss being recognised directly in other comprehensive income, except for impairment losses. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in the profit or loss.

When the fair value of unlisted equity investments cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such investments are stated at cost less any impairment losses.

The Group assesses at each reporting period date whether there is objective evidence that a financial asset is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the securities below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value less any impairment loss on that financial asset previously recognised in the profit or loss, is removed from equity and recognised in the profit or loss. Impairment losses recognised in the profit or loss on equity instruments are not reversed through the profit or loss.

(ab) Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the financial statements in the period in which the dividends are approved by the Company's shareholders.

(ac) Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

3. Financial Risk Management

(a) Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and fuel price risk), credit risk, and liquidity risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimised potential adverse effects on the Group's financial performance. The Group uses derivative financial instruments to manage risk exposures whenever management consider necessary.

Risk management is carried out by a central treasury department (the "Group Treasury") under policies approved by the Board. The Group Treasury identifies, evaluates and hedges financial risks in close cooperation with the Group's operating units. The overall risk management strategies, as well as written policies covering specific areas, such as foreign exchange risk, interest-rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments were approved by the Board.

(i) Foreign currency risk

The Group operates its business in many countries and territories. The Group generates its revenue in different currencies, and its foreign currency liabilities at the end of the period are much higher than its foreign currency assets. The Group's major liability item (mainly resulting from purchases of aircraft) is mainly priced and settled in foreign currencies, primarily US dollars. The Group is exposed to currency risks from fluctuations in various foreign currency exchange rates against RMB.

3. Financial Risk Management (Continued)

(a) Financial risk factors (continued)

(i) Foreign currency risk (continued)

RMB is not a freely convertible currency and is regulated by the PRC government. Limitation on foreign exchange transaction imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates.

In addition, fluctuations in exchange rates will affect the Group's future costs for purchases of aircraft, flight equipment and aviation fuel, and take-off and landing charges in foreign airports.

The Group entered into certain foreign exchange forward option contracts to manage part of these foreign currency risks. Details of foreign currency forward contracts are disclosed in Note 40(b) to the financial statements.

The following table details the Group's and the Company's exposure at the reporting dates to major currency risk:

	2013 (Group)		
	USD RMB'000	Euro RMB'000	JPY RMB'000
Trade and other receivables	713,514	158,503	52,198
Restricted bank deposits and short-term bank deposits	180,967	–	–
Cash and cash equivalents	280,800	31,840	22,036
Deposits relating to aircraft under operating leases	667,584	–	–
Trade and other payables	(901,750)	(84)	(4,251)
Obligations under finance leases	(20,540,547)	–	(474,999)
Borrowings	(35,214,340)	–	–
Currency derivatives at notional value	233,700	–	–
Net exposure in the consolidated statement of financial position	(54,580,072)	190,259	(405,016)

	2012 (Group)		
	USD RMB'000	Euro RMB'000	JPY RMB'000
Trade and other receivables	1,259,043	156,354	161,020
Restricted bank deposits and short-term bank deposits	16,082	9,818	39,724
Cash and cash equivalents	372,387	38,175	30,451
Deposits relating to aircraft under operating leases	562,199	–	–
Trade and other payables	(248,604)	(166)	(3,355)
Obligations under finance leases	(18,751,982)	–	(667,351)
Borrowings	(31,605,345)	–	(303,433)
Currency derivatives at notional value	364,559	–	–
Net exposure in the consolidated statement of financial position	(48,031,661)	204,181	(742,944)

3. Financial Risk Management (Continued)

(a) Financial risk factors (continued)

(i) Foreign currency risk (continued)

	2013 (Company)		
	USD RMB'000	Euro RMB'000	JPY RMB'000
Trade and other receivables	879,341	57,997	52,177
Restricted bank deposits and short-term bank deposits	180,967	–	–
Cash and cash equivalents	219,700	29,088	21,753
Deposits relating to aircraft under operating leases	266,386	–	–
Trade and other payables	(900,415)	(84)	(4,251)
Obligations under finance leases	(14,142,918)	–	(474,999)
Borrowings	(28,476,152)	–	–
Currency derivatives at notional value	233,700	–	–
Net exposure in the statement of financial position	(41,739,391)	87,001	405,320

	2012 (Company)		
	USD RMB'000	Euro RMB'000	JPY RMB'000
Trade and other receivables	1,133,769	60,826	161,020
Restricted bank deposits and short-term bank deposits	16,082	9,818	39,724
Cash and cash equivalents	263,523	35,431	30,268
Deposits relating to aircraft under operating leases	251,411	–	–
Trade and other payables	(215,474)	–	(254)
Obligations under finance leases	(14,733,182)	–	(667,351)
Borrowings	(25,176,398)	–	(303,433)
Currency derivatives at notional value	364,559	–	–
Net exposure in the statement of financial position	(38,095,710)	106,075	(740,026)

3. Financial Risk Management (Continued)

(a) Financial risk factors (continued)

(i) Foreign currency risk (continued)

The following tables indicate the approximate change in the Group's and the Company's statement of profit or loss and other comprehensive income and the consolidated statement of changes in equity in response to a 1% appreciation of the RMB against the following major currencies at the reporting period dates.

	Group			
	2013		2012	
	Effect on profit or loss RMB'000	Effect on other components of equity RMB'000	Effect on profit and loss RMB'000	Effect on other components of equity RMB'000
US dollars	548,138	2,337	483,962	988
Euro	(1,903)	–	(2,042)	–
Japanese Yen	4,050	–	7,429	–

	Company			
	2013		2012	
	Effect on profit or loss RMB'000	Effect on other components of equity RMB'000	Effect on profit and loss RMB'000	Effect on other components of equity RMB'000
US dollars	314,798	2,337	384,603	988
Euro	(653)	–	(1,061)	–
Japanese Yen	3,040	–	7,400	–

(ii) Interest rate risk

The Group's interest-rate risk primarily arises from borrowings and obligations under finance leases. Borrowings issued at variable rates expose the Group to cash flow interest-rate risk. Borrowings and finance leases issued at fixed rates expose the Group to fair value interest-rate risk. The Group determines the proportion of borrowings and finance leases issued at variable rates and fixed rates based on the market environment.

The Group's finance department has been monitoring the level of interest rates. The increase in the interest rates will increase the interest costs of new borrowings and current borrowings issued at variable rates, which will further impact the performance of the Group. To hedge against the variability in the cash flows arising from a change in market interest rates, the Group has entered into certain interest rate swaps to swap variable rates into fixed rates. The interest rates and terms of repayment of borrowings made by the Group and interest rate swaps are disclosed in Notes 34 and 40(a) to the financial statements.

3. Financial Risk Management (Continued)

(a) Financial risk factors (continued)

(ii) Interest rate risk (continued)

The following tables detail the interest rate profiles of the Group's and the Company's interest-bearing financial instruments at the reporting period date:

	Group		Company	
	2013	2012	**2013**	2012
	RMB'000	RMB'000	**RMB'000**	RMB'000
Floating rate instruments				
Cash and cash equivalents	1,994,978	2,503,079	1,029,514	611,890
Restricted bank deposits and short-term bank deposits	383,063	1,726,251	212,938	109,543
Borrowings	(36,237,597)	(35,256,709)	(30,026,152)	(28,516,031)
Obligation under finance leases	(23,135,148)	(21,857,978)	(16,226,649)	(17,476,210)
	(56,994,704)	(52,885,357)	(45,010,349)	(45,270,808)
Interest rate swap at notional amount	4,971,899	5,598,774	4,971,899	5,598,774
	(52,022,805)	(47,286,583)	(40,038,450)	(39,672,034)

	Group		Company	
	2013	2012	**2013**	2012
	RMB'000	RMB'000	**RMB'000**	RMB'000
Fixed rate instruments				
Borrowings	(14,362,833)	(10,479,409)	(9,107,301)	(6,907,100)
Interest rate swap at notional amount	173,080	240,307	173,080	240,307
	(14,189,753)	(10,239,102)	(8,934,221)	(6,666,793)

The following table indicates the approximate change in the Group's profit and loss and other components of equity, taking into the consideration of the interest rate swap, if interest rate had been 25 basis points higher with all other variables held constant

	2013		2012	
	Effect on profit and loss	**Effect on other components of equity**	Effect on profit and loss	Effect on other components of equity
	RMB'000	**RMB'000**	RMB'000	RMB'000
Floating rate instruments	(106,865)	12,430	(122,532)	13,997

3. Financial Risk Management (Continued)

(a) Financial risk factors (continued)

(iii) Fuel price risk

The Group's results of operations may be significantly affected by fluctuations in fuel prices which is a significant expense component for the Group. Aircraft fuel accounted for 34% of the Group's operating expenses (2012: 36%).

As at 31 December 2013, the Group had no open crude oil option contracts, and all the contracts signed in past years had been settled before 31 December 2013.

For the year ended 31 December 2013, if fuel price had been 5% higher/lower with all other variables held constant, the Group's fuel cost would have been RMB1,534 million higher/lower.

(iv) Credit risk

The Group's credit risk is primarily attributable to cash and cash equivalents, deposits and derivative financial instruments with banks and financial institutions, as well as credit exposures to sales agents.

A significant portion of the Group's air tickets are sold by sales agents participating in the Billing and Settlements Plan ("BSP"), a clearing system between airlines and sales agents organised by the International Air Transportation Association. The balance due from BSP agents amounted to approximately RMB995 million as at 31 December 2013 (2012: approximately RMB812 million). The credit risk exposure to BSP and the remaining trade receivables are maintained by the Group on an on-going basis and the allowance for impairment of doubtful debts is within management's expectations.

The Group's cash management policy is to deposit cash and cash equivalents mainly in state-owned banks and other banks which are highly rated by international credit rating companies. The Group also deposits cash and cash equivalents in an associate financial institution owned by its holding company (Note 47(c)(iii)). The management does not expect any loss to arise from non-performance by these banks and the financial institution.

Transactions in relation to derivative financial instruments are only carried out with financial institutions of high credit rating. The Group has policies that limit the amount of credit exposure to any one financial institution. Management does not expect any losses from non-performance by these banks.

(v) Liquidity risk

The Group's primary cash requirements have been for day-to-day operations, additions of and upgrades to aircraft, engines and flight equipment and repayments of related borrowings. The Group finances its working capital requirements through a combination of funds generated from operations and bank loans (both short-term and long-term). The Group generally finances the acquisition of aircraft through long-term finance leases or bank loans.

The Group operates with a working capital deficit. As at 31 December 2013, the Group's net current liabilities amounted to RMB40,472 million (2012: RMB35,948 million). For the year ended 31 December 2013, the Group recorded a net cash inflow from operating activities of RMB10,806 million (2012: inflow RMB12,617 million), a net cash outflow from investing activities and financing activities of RMB11,298 million (2012: outflow RMB13,963 million), and a decrease in cash and cash equivalents of RMB491 million (2012: decrease of RMB1,349 million).

The Directors of the Company believe that cash from operations and bank loans will be sufficient to meet the Group's operating cash flow. Due to the dynamic nature of the underlying businesses, the Group's treasury policy aims at maintaining flexibility in funding by keeping credit lines available. The Directors of the Company believe that the Group has obtained sufficient general credit facilities from PRC banks for financing future capital commitments and for working capital purposes (see Note 2(a)).

The table below analyses the Group's financial liabilities that will be settled into relevant maturity groupings based on the remaining period at the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.

3. Financial Risk Management (Continued)

(a) Financial risk factors (continued)

(v) Liquidity risk (continued)

Group

	Less than 1 year RMB'000	Between 1 and 2 years RMB'000	Between 2 and 5 years RMB'000	Over 5 years RMB'000
At 31 December 2013				
Borrowings	24,646,045	7,298,641	11,503,829	12,336,447
Derivative financial instruments	3,386	–	118,197	5,997
Obligations under finance leases	3,446,098	3,374,964	9,751,595	8,956,378
Trade and other payables	15,758,010	–	–	–
Total	43,853,539	10,673,605	21,373,621	21,298,822

Group

	Less than 1 year RMB'000	Between 1 and 2 years RMB'000	Between 2 and 5 years RMB'000	Over 5 years RMB'000
At 31 December 2012				
Borrowings	23,690,528	7,780,344	8,846,834	8,736,557
Derivative financial instruments	504	–	122,751	216,895
Obligations under finance leases	3,004,452	3,059,744	8,685,669	9,027,940
Trade and other payables	19,331,550	–	–	–
Total	46,027,034	10,840,088	17,655,254	17,981,392

3. Financial Risk Management (Continued)

(a) Financial risk factors (continued)

(v) Liquidity risk (continued)

Company

	Less than 1 year RMB'000	Between 1 and 2 years RMB'000	Between 2 and 5 years RMB'000	Over 5 years RMB'000
At 31 December 2013				
Borrowings	20,898,927	6,154,230	6,181,369	10,046,532
Derivative financial instruments	3,386	–	118,197	5,997
Obligations under finance leases	2,342,089	2,281,941	5,913,950	7,156,863
Trade and other payables	19,029,808	–	–	–
Total	42,274,210	8,436,171	12,213,516	17,209,392

Company

	Less than 1 year RMB'000	Between 1 and 2 years RMB'000	Between 2 and 5 years RMB'000	Over 5 years RMB'000
At 31 December 2012				
Borrowings	21,049,778	4,274,259	6,251,534	6,315,543
Derivative financial instruments	504	–	122,751	216,895
Obligations under finance leases	2,306,694	2,348,170	6,776,545	7,707,677
Trade and other payables	18,645,613	–	–	–
Total	42,002,589	6,622,429	13,150,830	14,240,115

(b) Capital risk management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, issue new shares or sell assets to reduce debt.

3. Financial Risk Management (Continued)

(b) Capital risk management (continued)

The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets. The debt ratio at 31 December 2013 and 2012 were as follows:

	2013 RMB'000	2012 RMB'000 Restated
Total liabilities	111,485,790	102,153,488
Total assets	140,068,048	123,888,660
Debt ratio	0.80	0.82

(c) Fair value estimation of financial assets and liabilities

(i) Financial instruments not measured at fair value

The carrying amounts and fair values of the Group's and the Company's financial instruments, other than those with carrying amounts that reasonably approximate to fair values, were as follows:

	2013		2012	
	Carrying amounts	Fair values	Carrying amounts	Fair values
Financial assets				
Deposits relating to aircraft held under operating leases included in other long term assets	669,560	659,000	807,543	722,000
Financial liabilities				
Long-term borrowings	29,189,641	29,203,602	30,355,874	30,471,554
Obligations under finance leases	23,135,148	23,835,517	21,857,978	22,543,817
	52,324,789	53,039,119	52,213,852	53,015,371

Management assessed cash and cash equivalents, restricted bank deposits and short-term bank deposits, trade receivables, trade and bills payable, short-term debentures and short-term guaranteed bonds. Given their short term nature, their carrying amounts approximated to the fair values.

The fair values of the deposits relating to aircraft held under operating leases, long-term bank borrowings and obligations under finance leases have been measured using significant observable inputs and calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities.

(ii) Financial instruments measured at fair value

The Group enters into derivative financial instruments with various counterparties, principally financial institutions with high credit ratings. Derivative financial instruments, including forward currency contracts and interest rate swaps, are measured using valuation techniques similar to forward pricing and swap models, using present value calculations. The models incorporate various market observable inputs including the foreign exchange spot and forward rates and interest rate curves. As at 31 December 2013, the marked to market value of the derivative asset position is net of a credit valuation adjustment attributable to derivative counterparty default risk. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and other financial instruments recognised at fair value.

3. Financial Risk Management (Continued)

(c) Fair value estimation of financial assets and liabilities (continued)

The following tables illustrate the fair value measurement hierarchy of the Group's and the Company's financial instruments:

Group

As at 31 December 2013	Fair value measurement using Quoted prices in active markets (Level 1) RMB'000	Significant observable inputs (Level 2) RMB'000	Significant unobservable inputs (Level 3) RMB'000	Total RMB'000
Assets				
Derivative financial instruments				
– Forward foreign exchange contracts (Note 40(b))	–	12,807	–	12,807
– Interest rate swaps (Note 40(a))	–	54,902	–	54,902
Available for sale financial assets	177,036	–	–	177,036
Total	177,036	67,709	–	244,745
Liabilities				
Derivative financial Instruments				
– Interest rate swaps (Note 40(a))	–	124,194	–	124,194
– Forward foreign exchange contracts (Note 40(b))	–	3,386	–	3,386
Total	–	127,580	–	127,580

Group

As at 31 December 2012	Fair value measurement using Quoted prices in active markets Level 1 RMB'000	Significant observable inputs Level 2 RMB'000	Significant unobservable inputs Level 3 RMB'000	Total RMB'000
Assets				
Derivative financial instruments				
– Forward foreign exchange contracts (Note 40(b))	–	18,074	–	18,074
Available for sale financial assets	1,955	–	232,735	234,690
Total	1,955	18,074	232,735	252,764
Liabilities				
Derivative financial Instruments				
– Interest rate swaps (Note 40(a))	–	295,005	–	295,005
– Forward foreign exchange contracts (Note 40(b))	–	45,146	–	45,146
Total	–	340,151	–	340,151

3. FINANCIAL RISK MANAGEMENT (continued)

(c) Fair value estimation of financial assets and liabilities (continued)

Company

As at 31 December 2013	Fair value measurement using Quoted prices in active markets (Level 1) RMB'000	Significant observable inputs (Level 2) RMB'000	Significant unobservable inputs (Level 3) RMB'000	Total RMB'000
Assets				
Derivative financial Instruments				
– Forward foreign exchange contracts (Note 40(b))	–	12,807	–	12,807
– Interest rate swaps (Note 40(a))	–	54,902	–	54,902
Available-for-sale financial assets	12,900	–	–	12,900
Total	12,900	67,709	–	80,609
Liabilities				
Derivative financial Instruments				
– Interest rate swaps (Note 40(a))	–	124,194	–	124,194
– Forward foreign exchange contracts (Note 40(b))	–	3,386	–	3,386
Total	–	127,580	–	127,580

3. FINANCIAL RISK MANAGEMENT (continued)

(c) Fair value estimation of financial assets and liabilities (continued)

Company

As at 31 December 2012	Fair value measurement using			
	Quoted prices in active markets Level 1 RMB'000	Significant observable inputs Level 2 RMB'000	Significant unobservable inputs Level 3 RMB'000	Total RMB'000
Assets				
Derivative financial Instruments				
– Forward foreign exchange contracts (Note 40(b))	–	18,074	–	18,074
– Available-for-sale financial assets	–	–	216,256	216,256
Total	–	18,074	216,256	234,330
Liabilities				
Derivative financial Instruments				
– Interest rate swaps (Notes 40(a))	–	295,005	–	295,005
– Forward foreign exchange contracts (Note 40 (b))	–	45,146	–	45,146
Total	–	340,151	–	340,151

The fair value of financial instruments traded in active markets was based on quoted market prices at the reporting period dates.

The fair values of hedging instruments and other derivative instruments were determined by using valuation techniques. These valuation techniques use applicable models and maximise the use of observable market data where it is available and also use quoted market prices or dealer quotes for reference.

Available-for-sale financial assets are listed A share and listed H share stock investments.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgments used in preparing the financial statements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Revenue recognition

The Group recognises traffic revenues in accordance with the accounting policy stated in Note 2(e) to the financial statements. Unused tickets are recognised in traffic revenues based on current estimates. Management periodically evaluates the balance in the SIAC and records any adjustments, which can be material, in the period the evaluation is completed.

These adjustments result from differences between the estimates of certain revenue transactions and the timing of recognizing revenue for any unused air tickets and the related sales price, and are impacted by various factors, including a complex pricing structure and interline agreements throughout the industry, which affect the timing of revenue recognition.

The Group monitors sales in advance of carriage on a periodic basis and recognises the traffic revenue once the related transportation responsibility is eliminated. Based on result of the Group's enhanced monitoring of its international air traffic liabilities, it appeared the probability for the Group to render the international transportation services for the unused tickets of more than two years is remote. Consequently, the Group changed recognition of traffic revenue for unused tickets relating to international transportation services. Before the change, the Group recognises the traffic revenue for unused tickets from three years to two years. The change of accounting estimate is prospectively applied from 1 April 2013.

The change in the aforesaid accounting estimate had effects of increasing the traffic revenues by RMB64.73 million and RMB63.30 million for the Group and the Company, respectively, for the year ended 31 December 2013.

(b) Frequent flyer programme

The Group operates frequent flyer programmes that provide travel awards to programme members based on accumulated miles. A portion of passengers' revenue attributable to the award of frequent flyer benefits is deferred and recognised when the miles have been redeemed or have expired. The deferment of revenue is estimated based on historical trends of redemptions, which is then used to project the expected utilisation of these benefits fair values of the unredeemed miles. Different judgements or estimates could significantly affect the estimated provision for frequent flyer programmes and the results of operations.

(c) Provision for costs of return condition checks for aircraft under operating leases

Provision for the estimated costs of return condition checks for aircraft under operating leases is made based on the estimated costs for such return condition checks and taking into account anticipated flying hours, flying cycle and time frame between each overhaul. These judgments or estimates are based on historical experience on returning similar airframe models, actual costs incurred and aircraft status. Different judgments or estimates could significantly affect the estimated provision for costs of return condition checks.

(d) Retirement benefits

The Group operates and maintains defined retirement benefit plans which provide retirees with benefits including transportation subsidies, social activity subsidies as well as other welfare. The cost of providing the aforementioned benefits in the defined retirement benefit plan is actuarially determined and recognised over the employee's service period by utilising various actuarial assumptions and using the projected unit credit method in accordance with the accounting policy stated in Note 2(y) to the financial statements. These assumptions include, without limitation, the selection of discount rate, annual rate of increase of per capita benefit payment and employee's turnover rate. The discount rate is based on management's review of government bonds. The annual rate of increase of benefit payments is based on the general local economic conditions. The employees' turnover rate is based on historical trends of the Group. Additional information regarding the retirement benefit plan is disclosed in Note 38 to the financial statements.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

(e) Deferred income tax

In assessing the amount of deferred tax assets that need to be recognised in accordance with the accounting policy stated in Note 2(j) to the financial statements, the Group considers future taxable income and ongoing prudent and feasible tax planning strategies. In the event that the Group's estimates of projected future taxable income and benefits from available tax strategies are changed, or changes in current tax regulations are enacted that would impact the timing or extent of the Group's ability to utilise the tax benefits of net operating loss carry forwards in the future, adjustments to the recorded amount of net deferred tax assets and taxation expense would be made.

(f) Provision for flight equipment spare parts

Provision for flight equipment spare parts is made based on the difference between the carrying amount and the net realisable value. The net realisable value is estimated based on current market condition, historical experience and Company's future operation plan for the aircraft and related spare parts. The net realizable value may be adjusted significantly due to the change of market condition and the future plan for the aircraft and related spare parts.

(g) Depreciation of property, plant and equipment

Depreciation of components related to airframe and engine overhaul costs are based on the Group's historical experience with similar airframe and engine models and taking into account anticipated overhauls costs, timeframe between each overhaul, ratio of actual flying hours and estimated flying hours between overhauls. Different judgments or estimates could significantly affect the estimated depreciation charge and the results of operations.

Except for components related to airframe and engine overhaul costs, other property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. The useful lives are based on the Group's historical experience with similar assets and taking into account anticipated technological changes. The Group reviews the estimated useful lives of assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

(h) Estimated impairment of property, plant and equipment and intangible assets

The Group tests whether property, plant and equipment and intangible assets have been impaired in accordance with the accounting policy stated in Note 2(m) and Note 2(k) to the financial statements. The recoverable amount of cash generating units has been determined based on fair value less cost to sell and value-in-use calculations. Value-in-use calculations use cash flow projections based on financial budgets approved by management and certain key assumptions, such as passenger-kilometers yield level, load factor, aircraft utilisation rate and discount rates, etc.

5. REVENUES

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

	Group	
	2013 RMB'000	2012 RMB'000
Traffic revenues	80,530,981	79,444,443
– Passenger	72,927,656	71,418,995
– Cargo and mail	7,603,325	8,025,448
Tour operations income	3,168,948	2,111,051
Ground service income	2,252,923	1,959,107
Cargo handling income	262,893	160,328
Commission income	92,507	96,418
Others	1,936,748	1,481,970
	88,245,000	85,253,317

Notes:

Before 1 January 2012, the major elements of the Group's revenues were subject to business tax levied at rates of 3% or 5%. The Group's revenues from the provision of international transportation services are exempted from business tax from 1 January 2010, pursuant to the notice of exemption of business tax on the provision of international transportation services (Cai Shui [2010] No. 8) jointly issued by the Ministry of Finance ("MoF") and the State Administration of Taxation ("SAT").

Pursuant to the notice of the pilot programme for the transformation of transportation and certain modern service industries in Shanghai from business tax ("BT") to Value Added Tax ("VAT") (Cai Shui [2011] No. 111) issued by MoF and SAT, traffic revenue of the Company and subsidiaries located in Shanghai and other revenues (including ground service income, cargo handling income, commission income and part of others) generated in Shanghai are subjected to VAT levied at rates of 11% or 6% from 1 January 2012, instead of BT.

Pursuant to the notice of the pilot programme for the transformation of transportation and certain modern service industries from BT to VAT in Beijing and other eight provinces/cities (Cai Shui [2012] No. 71) issued by MoF and SAT, traffic revenue and other revenues (including ground service income, cargo handling income, commission income and part of others) generated by subsidiaries located in Beijing and other eight provinces/cities scoped in the notice are subjected to VAT levied at rates of 11% or 6% with different effective date ranging from 1 September 2012 to 1 December 2012.

Pursuant to the notice of the pilot programme for the transformation of transportation and certain modern service industries from BT to VAT in all locations of China (Cai Shui [2013] No. 37) issued by MoF and SAT, traffic revenue and other revenues (including ground service income, cargo handling income, commission income and part of others) generated by all provinces/cities of China are subjected to VAT levied at rates of 11% or 6% from 1 August 2013, instead of BT.

6. OTHER OPERATING INCOME

	Group	
	2013	2012
	RMB'000	RMB'000
Other operating income		
– Subsidy income (Note)	2,369,773	1,719,626
– Gain on disposal of property, plant and equipment	355,588	113,128
	2,725,361	1,832,754

Note:

Subsidy income represent (i) subsidies of RMB238 million (2012: RMB353 million) based on certain amount of tax paid granted by various local governments; and (ii) subsidies granted by various local governments and other parties to encourage the Group to operate certain routes to cities where these governments are located.

There are no unfulfilled conditions and other contingencies related to subsidies that were recognised for the years ended 31 December 2013 and 2012.

7. SEGMENT INFORMATION

(a) CODM, office of the General Manager, reviews the Group's internal reporting in order to assess performance and allocate resources.

The Group has one reportable operating segment, reported as "airline transportation operations", which comprises the provision of passenger, cargo, mail delivery, ground service and cargo handling income.

Other services including primarily tour operations, air catering and other miscellaneous services are not included within the airline transportation operations segment, as their internal reports are separately provided to the CODM. The results of these operations are included in the "other segments" column.

Inter-segment transactions are entered into under normal commercial terms and conditions that would be available to unrelated third parties.

In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the Group's CODM. The Group's CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the "PRC Accounting Standards"), which differ from IFRS in certain aspects. The amount of each material reconciling items from the Group's reportable segment revenue and profit or loss, arising from different accounting policies are set out in Note 7(c) below.

7. SEGMENT INFORMATION (continued)

(a) CODM, office of the General Manager, reviews the Group's internal reporting in order to assess performance and allocate resources. (continued)

The segment results for the year ended 31 December 2013 were as follows:

	Airline transportation operations RMB'000	Other segments RMB'000	Elimination RMB'000	Unallocated* RMB'000	Total RMB'000
Reportable segment revenue from external customers	84,247,756	3,761,480	–	–	88,009,236
Inter-segment sales	–	258,310	(258,310)	–	–
Reportable segment revenue	84,247,756	4,019,790	(258,310)		88,009,236
Reportable segment profit before income tax	2,043,647	108,866	–	68,053	2,220,566
Other segment information					
Depreciation and amortisation	8,290,653	244,025	–	–	8,534,678
Impairment charge/(reversal)	185,963	(2,097)	–	–	183,866
Interest income	99,474	48,637	–	–	148,111
Finance costs	1,368,043	180,579	–	–	1,548,622
Capital expenditure	24,755,607	309,886	–	–	25,065,493

The segment results for the year ended 31 December 2012 were as follows:

	Airline transportation operations RMB'000	Other segments RMB'000	Elimination RMB'000	Unallocated* RMB'000	Total RMB'000
Reportable segment revenue from external customers	83,127,233	3,282,024	–	–	86,409,257
Inter-segment sales	–	261,631	(261,631)	–	–
Reportable segment revenue	83,127,233	3,543,655	(261,631)	–	86,409,257
Reportable segment profit before income tax	2,898,943	105,555	–	234,058	3,238,556
Other segment information					
Depreciation and amortisation	7,892,045	114,789	–	–	8,006,834
Impairment (reversal)/charge	(20,881)	954	–	–	(19,927)
Interest income	123,867	76,898	–	–	200,765
Finance costs	1,562,878	134,596	–	–	1,697,474
Capital expenditure	18,490,801	116,638	–	–	18,607,439

7. SEGMENT INFORMATION (continued)

(a) CODM, office of the General Manager, reviews the Group's internal reporting in order to assess performance and allocate resources. (continued)

The segment assets and liabilities as at 31 December 2013 and 31 December 2012 were as follows:

	Airline transportation operations RMB'000	Other segments RMB'000	Elimination RMB'000	Unallocated* RMB'000	Total RMB'000
At 31 December 2013					
Reportable segment assets	133,310,613	7,239,423	(4,681,692)	1,908,169	137,776,513
Reportable segment liabilities	109,792,915	6,374,567	(4,681,692)	–	111,485,790
At 31 December 2012					
Reportable segment assets	117,060,855	4,815,342	(1,691,890)	1,486,321	121,670,628
Reportable segment liabilities	100,281,349	3,636,937	(1,691,890)	–	102,226,396

* Unallocated assets primarily represent investments in associates and joint ventures, and available-for-sale financial assets. Unallocated results primarily represent the share of results of associates and joint ventures.

(b) The Group's business operates in three main geographical areas, even though they are managed on a worldwide basis.

The Group's revenues by geographical areas are analysed based on the following criteria:

1) Traffic revenue from services within the PRC (excluding the Hong Kong Special Administrative Region ("Hong Kong"), Macau Special Administrative Region ("Macau") and Taiwan, (collectively known as "Regional")) is classified as domestic operations. Traffic revenue from inbound and outbound services between overseas markets excluding Regional is classified as international operations.

2) Revenue from ticket handling services, ground services, cargo handling service and other miscellaneous services are classified on the basis of where the services are performed.

	Group	
	2013 RMB'000	2012 RMB'000
Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	59,563,056	57,296,742
Regional (Hong Kong, Macau and Taiwan)	3,910,530	3,704,064
International	24,771,414	24,252,511
Total	88,245,000	85,253,317

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group's aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities by geographic areas and hence segment non-current assets and capital expenditure by geographic areas are not presented. Except the aircraft, most non-current assets (except financial instruments) are registered in the PRC.

7. SEGMENT INFORMATION (continued)

(c) Reconciliation of reportable segment revenue, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements:

	Note	Group 2013 RMB'000	Group 2012 RMB'000 Restated
Revenue			
Reportable segment revenue		88,009,236	86,409,257
– Reclassification of business tax and expired sales in advance of carriage	(i)	235,764	(315,933)
– Adjustment of business combination under common control		–	(840,007)
Consolidated revenue		88,245,000	85,253,317

	Note	Group 2013 RMB'000	Group 2012 RMB'000 Restated
Profit before income tax			
Reportable segment profit		2,220,566	3,238,556
– Differences in depreciation charges for aircraft and engines due to different depreciation lives	(ii)	(3,466)	(21,958)
– Adjustments of business combination under common control		–	(618)
– Others		–	(79,392)
Consolidated profit before income tax		2,217,100	3,136,588

	Note	Group 2013 RMB'000	Group 2012 RMB'000 Restated
Assets			
Reportable segment assets		137,776,513	121,670,628
– Differences in depreciation charges for aircraft and engines due to different depreciation lives	(ii)	49,434	52,901
– Difference in intangible asset arising from the acquisition of Shanghai Airlines	(iii)	2,242,100	2,242,100
– Adjustments of business combination under common control		–	(76,969)
– Others		1	–
Consolidated assets		140,068,048	123,888,660

7. SEGMENT INFORMATION (continued)

(c) Reconciliation of reportable segment revenue, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements: (continued)

	Group	
	2013 RMB'000	2012 RMB'000 Restated
Liabilities		
Reportable segment liabilities	111,485,790	102,226,396
- Adjustments of business combination under common control	–	(72,908)
Consolidated liabilities	111,485,790	102,153,488

Notes:

(i) The difference represents the different classification of business tax and expired sales in advance of carriage under PRC Accounting Standards and IFRS.

(ii) The difference is attributable to the differences in the useful lives and residual values of aircraft and engines adopted for depreciation purpose in prior years under PRC Accounting Standards and IFRS. Despite the depreciation policies of these assets have been unified under IFRS and the PRC Accounting Standards in recent years, the changes were applied prospectively as changes in accounting estimates which result in the differences in the carrying amounts and related depreciation charges under IFRS and PRC Accounting Standards.

(iii) The difference represents the different measurement of the fair value of acquisition cost of the shares from Shanghai Airlines between PRC Accounting standards and IFRS, which results in the different measurement of goodwill.

8. GAIN ON FAIR VALUE MOVEMENTS OF DERIVATIVE FINANCIAL INSTRUMENTS

	Group	
	2013 RMB'000	2012 RMB'000
Gain arising from fair value movements of derivative financial instruments		
– Interest rate swap and forward foreign exchange contracts (Note 40(a))	16,262	15,755
– Others	2,076	9,076
	18,338	24,831

9. WAGES, SALARIES AND BENEFITS

	Group	
	2013	2012
	RMB'000	RMB'000
		Restated
Wages, salaries, bonus and allowances	10,488,942	9,375,882
Employee welfare and benefits	362,689	428,791
Pension and medical insurance (Note 38(a) & (b))	1,483,000	1,262,017
Post-retirement benefits (Note 38(c))	182,789	457,591
Staff housing fund (Note 39(a))	718,484	607,336
Staff housing allowances (Note 39(b))	217,880	171,241
	13,453,784	12,302,858

(a) Emoluments of directors and supervisors

Details of the emoluments paid to the Company's directors and supervisors were as follows:

	2013		
	Salaries and Allowance RMB'000	**Bonus RMB'000**	**Total RMB'000**
Executive Directors			
Liu Shaoyong*	–	–	–
Ma Xulun	713	–	713
Xu Zhao*	–	–	–
Gu Jiadan*	–	–	–
Li Yangmin	639	–	639
Tang Bing	604	–	604
Luo Zhuping**	391	–	391
Independent non-executive Directors			
Liu Keya	120	–	120
Wu Xiaogen	–	–	–
Ji Weidong	120	–	120
Shao Ruiqing	120	–	120
Li Ruoshan***	60	–	60
Ma Weihua***	30	–	30
Supervisors			
Yu Faming*	–	–	–
Xi Sheng*	–	–	–
Liu Jiashun	–	–	–
Feng Jinxiong	422	–	422
Yan Taisheng	384	–	384
Ba Shengji**&***	325	–	325
Total	3,928	–	3,928

9. WAGES, SALARIES AND BENEFITS (continued)

(a) Emoluments of directors and supervisors (continued)

Details of the emoluments paid to the Company's directors and supervisors were as follows: (continued)

	2012		
	Salaries and Allowance RMB'000	Bonus RMB'000	Total RMB'000
Executive Directors			
Liu Shaoyong*	–	–	–
Ma Xulun	697	–	697
Xu Zhao*	–	–	–
Gu Jiadan*	–	–	–
Li Yangmin	625	–	625
Tang Bing	592	–	592
Luo Zhuping	402	–	402
Independent non-executive Directors			
Liu Keya	97	–	97
Wu Xiaogen	–	–	–
Ji Weidong	120	–	120
Shao Ruiqing	120	–	120
Supervisors			
Yu Faming*	–	–	–
Xi Sheng*	–	–	–
Liu Jiashun	–	–	–
Feng Jinxiong	396	–	396
Yan Taisheng	344	–	344
Total	3,393	–	3,393

* These directors and officials of the Company received emoluments from CEA Holding, the parent company, part of which were in respect of their services to the Company and its subsidiaries. No apportionment has been made as it is impracticable to apportion this amount between their services to the Group and their services to CEA Holding.

** These directors and officials of the Company retired or resigned during the year ended 31 December 2013.

*** These directors and officials of the Company were newly appointed during the year ended 31 December 2013.

During the year ended 31 December 2013, no directors and supervisors waived their emoluments (2012: Nil).

9. WAGES, SALARIES AND BENEFITS (continued)

(b) Five highest paid individuals

None of the Company's directors and supervisors was among the five highest paid individuals in the Group for the year ended 31 December 2013 (2012: Nil). The emoluments payable to the five highest paid individuals were as follows:

	Group	
	2013	2012
	RMB'000	RMB'000
Wages, salaries, bonus and allowances	7,393	6,407

The emoluments fell within the following band:

	Number of individuals	
	2013	2012
Nil to HK$2,000,000	4	5
HK$2,000,001 to HK$2,500,000	1	–
	5	5

During the year ended 31 December 2013, no emoluments were paid by the Group to the directors, supervisors and the five highest paid individuals as an inducement to join or upon joining the Group, or as a compensation for loss of office (2012: Nil).

10. IMPAIRMENT CHARGE/(REVERSAL)

	Group	
	2013	2012
	RMB'000	RMB'000
Reversal of impairment charge on flight equipment spare parts	(20,386)	(103,337)
Impairment charges on assets classified as held for sale (Note (a))	50,039	–
Impairment charges on property, plant and equipment	14,801	89,870
Impairment charges on other long-term assets (Note (b))	113,787	–
Impairment charges on available-for-sale financial assets	27,616	–
	185,857	(13,467)

Notes:

(a) In 2012, the Group entered into an agreement with a third party to dispose certain aircraft and related engines. The aircraft and engines to be sold in the next 12 months were recognised as assets classified as held for sale at 31 December 2013, and an impairment loss of approximately RMB50 million was made against those aircraft and engines by reference to the contracted selling price less estimated cost to sell (Note 44).

(b) An impairment loss of approximately RMB114 million was made against other long-term assets of a subsidiary for the year ended 31 December 2013 by reference to the projected future cash flows of respective cash-generating-unit ("CGU").

11. OPERATING PROFIT

Operating profit is stated after charging/(crediting) the following items:

	Group	
	2013	2012
	RMB'000	RMB'000
Amortisation of intangible assets	56,518	38,404
Depreciation of property, plant and equipment		
– owned	5,914,571	5,073,307
– leased (finance leases)	2,203,189	2,397,541
Amortisation of lease prepayments	51,920	47,658
Consumption of flight equipment spare parts	755,120	747,268
Reversal of impairment of trade and other receivables	(1,991)	(6,872)
Auditors' remuneration	14,500	12,880

12. FINANCE INCOME

	Group	
	2013	2012
	RMB'000	RMB'000
Exchange gains, net (Note)	1,976,329	147,836
Interest income	148,111	200,765
	2,124,440	348,601

Note:

The exchange gain primarily related to the translation of the Group's foreign currency denominated borrowings and obligations under finance leases.

13. FINANCE COSTS

	Group	
	2013	2012
	RMB'000	RMB'000
Interest on bank borrowings	1,189,803	1,359,644
Interest relating to obligations under finance leases	335,406	411,547
Interest on bonds and debentures	339,480	149,425
Interest relating to bills payable	74,601	73,855
	1,939,290	1,994,471
Less: amounts capitalised into advanced payments on acquisition of aircraft (Note)	(384,865)	(296,997)
amounts capitalised into construction in progress (Note)	(5,803)	–
	1,548,622	1,697,474

Note:

The average interest rate used for interest capitalisation was 2.75% per annum for the year ended 31 December 2013 (2012: 3.73%).

14. INCOME TAX EXPENSE

Income tax charged to the consolidated profit or loss was as follows:

	Group	
	2013 **RMB'000**	2012 RMB'000 Restated
Provision for PRC income tax	347,561	214,944
Deferred taxation (Note 37)	(223,280)	(7,537)
	124,281	207,407

Pursuant to the "Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Issues Concerning Relevant Tax Policies for Enhancing the Implementation of Western Region Development Strategy" (Cai Shui [2011] No. 58), and other series of tax regulations, the enterprises, located in the western regions and engaged in the industrial activities as listed in the "Catalogue of Encouraged Industries in Western Regions", will be entitled to a reduced income tax rate of 15% from 2011 to 2020 upon approval from tax authorities. In 2012, China Eastern Yunnan Airlines Co., Ltd. ("CEA Yunnan"), a subsidiary of the Group, obtained approval from tax authorities and enjoys the reduced tax rate of 15% from 1 January 2011.

The Company and subsidiaries except for those incorporated in Hong Kong, which are subject to Hong Kong corporate income tax rate of 16.5% (2012: 16.5%), are generally subject to the PRC standard corporate tax rate of 25% (2012: 25%).

Tax on the Group's consolidated profit or loss differed from the theoretical amount that would arise using the standard taxation rate of the Company as follows:

	Group	
	2013 **RMB'000**	2012 RMB'000 Restated
Profit before income tax	2,217,100	3,136,588
Adjusted by:		
Share of result of associates and joint ventures	(64,923)	(133,169)
	2,152,177	3,003,419
Tax calculated at the tax rate of 25% (2012: 25%)	538,044	750,855
Effect attributable to subsidiaries charged at tax rates of 15% or 16.5% (2012: 15% or 16.5%)	(41,660)	(48,669)
Expenses not deductible for tax purposes	19,179	12,989
Utilisation of previously unrecognised tax losses	(327,427)	(654,996)
Unrecognised tax losses for the year	175,114	210,777
Realisation of deductible temporary differences for the year	(238,969)	(63,549)
Tax charge	124,281	207,407
Effective tax rate	5.61%	6.61%

The Group operates international flights to overseas destinations. There was no material overseas taxation for the year ended 31 December 2013 and 2012, as there are avoidance of double tax treaties between the PRC and the corresponding jurisdictions (including Hong Kong) relating to aviation businesses.

15. DIVIDENDS

The Board has not recommended any dividend for the year ended 31 December 2013 (2012: Nil).

16. PROFIT ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY

The profit attributable to equity shareholders of the Company is dealt with in the financial statements of the Company to the extent of RMB674 million (2012: RMB2,767 million (restated)).

17. EARNINGS PER SHARE

The calculation of basic earnings per share was based on the profit attributable to equity shareholders of the Company of RMB2,373 million (2012: RMB3,072 million (restated)) and the weighted average number of shares of 12,091,881,000 (2012: 11,276,538,860) in issue during the year ended 31 December 2013. The Company had no potentially dilutive option or other instruments relating to the ordinary shares.

18. INTANGIBLE ASSETS

	Group		
	Goodwill (Note) RMB'000	Computer software RMB'000	Total RMB'000
Cost			
At 1 January 2012	11,269,695	263,792	11,533,487
Additions	–	133,913	133,913
At 31 December 2012	11,269,695	397,705	11,667,400
At 1 January 2013	11,269,695	397,705	11,667,400
Additions	–	98,069	98,069
Disposals	–	(619)	(619)
At 31 December 2013	11,269,695	495,155	11,764,850
Accumulated amortisation			
At 1 January 2012	–	179,897	179,897
Charge for the year	–	38,404	38,404
At 31 December 2012	–	218,301	218,301
At 1 January 2013	–	218,301	218,301
Charge for the year	–	56,518	56,518
Disposals	–	(76)	(76)
At 31 December 2013	–	274,743	274,743
Net book amount			
At 31 December 2012	11,269,695	179,404	11,449,099
At 31 December 2013	11,269,695	220,412	11,490,107

18. INTANGIBLE ASSETS (continued)

	Company		
	Goodwill (Note) RMB'000	Computer software RMB'000	Total RMB'000
Cost			
At 1 January 2012	11,269,695	202,937	11,472,632
Additions	–	122,762	122,762
At 31 December 2012	11,269,695	325,699	11,595,394
At 1 January 2013	11,269,695	325,699	11,595,394
Additions	–	87,553	87,553
At 31 December 2013	11,269,695	413,252	11,682,947
Accumulated amortisation			
At 1 January 2012	–	129,258	129,258
Charge for the year	–	34,330	34,330
At 31 December 2012	–	163,588	163,588
At 1 January 2013	–	163,588	163,588
Charge for the year	–	50,087	50,087
At 31 December 2013	–	213,675	213,675
Net book amount			
At 31 December 2012	11,269,695	162,111	11,431,806
At 31 December 2013	11,269,695	199,577	11,469,272

Note:

The balance represents goodwill arising from the acquisition of Shanghai Airlines. Goodwill is attributable to strengthening the competitiveness of the Group's airline transportation operations, attaining synergy through integration of the resources and providing the evolution of Shanghai international air transportation center. For the purpose of impairment assessment, goodwill was allocated to the airline transportation operations, the principal CGU that the Group operates and benefits from the acquisition.

The recoverable amount of the CGU is principally based on the Company's fair value, which was determined by reference to the observable quoted market price of the Company's shares less the costs of disposal. No impairment for the goodwill was required based on the Company's fair value as at the reporting period dates.

19. PROPERTY, PLANT AND EQUIPMENT

Group

	Aircraft, engines and flight equipment					
	Owned RMB'000	Held under finance leases RMB'000	Buildings RMB'000	Other property, plant and equipment RMB'000	Construction in progress RMB'000	Total RMB'000
Cost						
At 1 January 2013	67,504,762	42,918,469	6,819,057	6,068,832	2,005,647	125,316,767
Transfers from construction in progress	–	–	661,783	93,320	(755,103)	–
Transfers from advanced payments on acquisition of aircraft (Note 21)	10,100,499	3,143,998	–	–	–	13,244,497
Additions	2,443,661	2,341,123	7,862	472,167	1,277,592	6,542,405
Transfer to assets held for sale	(624,936)	–	–	–	–	(624,936)
Transfer to other long-term assets	–	–	–	–	(450,571)	(450,571)
Disposals	(2,752,665)	(735,723)	(3,041)	(199,088)	–	(3,690,517)
At 31 December 2013	76,671,321	47,667,867	7,485,661	6,435,231	2,077,565	140,337,645
Accumulated depreciation						
At 1 January 2013	26,184,035	10,335,309	1,523,289	3,834,611	–	41,877,244
Charge for the year	5,270,670	2,203,189	246,269	397,632	–	8,117,760
Transfer to assets classified as held for sale	(231,143)	–	–	–	–	(231,143)
Disposals	(2,365,298)	(676,161)	(208)	(102,714)	–	(3,144,381)
At 31 December 2013	28,858,264	11,862,337	1,769,350	4,129,529	–	46,619,480
Impairment						
At 1 January 2013	790,846	107,770	–	550	21,596	920,762
Charge for the year	6,975	–	–	7,826	–	14,801
At 31 December 2013	797,821	107,770	–	8,376	21,596	935,563
Net book amount						
At 31 December 2013	47,015,236	35,697,760	5,716,311	2,297,326	2,055,969	92,782,602
At 1 January 2013	40,529,881	32,475,390	5,295,768	2,233,671	1,984,051	82,518,761

19. PROPERTY, PLANT AND EQUIPMENT (continued)

Company

	Aircraft, engines and flight equipment					
	Owned RMB'000	Held under finance leases RMB'000	Buildings RMB'000	Other property, plant and equipment RMB'000	Construction in progress RMB'000	Total RMB'000
Cost						
At 1 January 2013	44,119,296	32,744,604	2,758,140	3,524,742	1,502,484	84,649,266
Transfers from construction in progress	-	-	645,223	52,091	(697,314)	-
Transfers from advanced payments on acquisition of aircraft (Note 21)	6,286,879	1,840,001	-	-	-	8,126,880
Additions	1,733,437	1,589,091	-	343,812	664,432	4,330,772
Transfer to subsidiaries	(1,371,909)	(2,671,534)	-	-	(202,113)	(4,245,556)
Transfer to other long-term assets	-	-	-	-	(236,493)	(236,493)
Disposals	(1,428,715)	(562,877)	(2,122)	(108,512)	-	(2,102,226)
At 31 December 2013	49,338,988	32,939,285	3,401,241	3,812,133	1,030,996	90,522,643
Accumulated depreciation						
At 1 January 2013	16,853,470	7,448,145	846,491	2,603,198	-	27,751,304
Charge for the year	3,079,631	1,943,403	113,116	283,815	-	5,419,965
Transfer to subsidiaries	(94,269)	(618,227)	-	-	-	(712,496)
Disposals	(1,100,921)	(525,955)	(51)	(102,438)	-	(1,729,365)
At 31 December 2013	18,737,911	8,247,366	959,556	2,784,575	-	30,729,408
Impairment						
At 1 January and 31 December 2013	769,819	107,770	-	-	5,200	882,789
Net book amount						
At 31 December 2013	29,831,258	24,584,149	2,441,685	1,027,558	1,025,796	58,910,446
At 1 January 2013	26,496,007	25,188,689	1,911,649	921,544	1,497,284	56,015,173

19. PROPERTY, PLANT AND EQUIPMENT (continued)

Group

	Aircraft, engines and flight equipment					
	Owned RMB'000	Held under finance leases RMB'000	Buildings RMB'000	Other property, plant and equipment RMB'000	Construction in progress RMB'000	Total RMB'000
Cost						
At 1 January 2012	59,860,668	37,640,743	5,237,670	5,632,102	2,139,160	110,510,343
Transfers from construction in progress	–	–	1,584,745	69,657	(1,654,402)	–
Transfers from advanced payments on acquisition of aircraft (Note 21)	4,716,802	1,982,177	–	–	–	6,698,979
Sales and finance leased back	(1,583,999)	1,583,999	–	–	–	–
Additions	5,443,597	2,862,007	3,721	562,357	1,576,395	10,448,077
Other decrease	(25,656)	(664,141)	–	–	–	(689,797)
Transfer to other long-term assets	–	–	–	–	(55,506)	(55,506)
Disposals	(906,650)	(486,316)	(7,079)	(195,284)	–	(1,595,329)
At 31 December 2012	67,504,762	42,918,469	6,819,057	6,068,832	2,005,647	125,316,767
Accumulated depreciation						
At 1 January 2012	22,677,254	8,391,720	1,293,602	3,538,955	–	35,901,531
Charge for the year	4,394,601	2,397,541	234,749	443,957	–	7,470,848
Sales and finance leased back	(32,363)	32,363	–	–	–	–
Disposals	(855,457)	(486,315)	(5,062)	(148,301)	–	(1,495,135)
At 31 December 2012	26,184,035	10,335,309	1,523,289	3,834,611	–	41,877,244
Impairment						
At 1 January 2012	721,101	107,770	–	550	21,596	851,017
Charge for the year	89,870	–	–	–	–	89,870
Disposals	(20,125)	–	–	–	–	(20,125)
At 31 December 2012	790,846	107,770	–	550	21,596	920,762
Net book amount						
At 31 December 2012	40,529,881	32,475,390	5,295,768	2,233,671	1,984,051	82,518,761
At 1 January 2012	36,462,313	29,141,253	3,944,068	2,092,597	2,117,564	73,757,795

19. PROPERTY, PLANT AND EQUIPMENT (continued)

Company

	Aircraft, engines and flight equipment					
	Owned RMB'000	Held under finance leases RMB'000	Buildings RMB'000	Other property, plant and equipment RMB'000	Construction in progress RMB'000	Total RMB'000
Cost						
At 1 January 2012	39,657,570	29,237,581	2,706,474	3,295,543	994,541	75,891,709
Transfers from construction in progress	–	–	50,510	807	(51,317)	–
Transfers from advanced payments on acquisition of aircraft (Note 21)	4,716,802	1,982,177	–	–	–	6,698,979
Sales and finance leased back	(1,583,999)	1,583,999	–	–	–	–
Additions	3,565,109	2,741,934	3,149	360,683	559,260	7,230,135
Invests to subsidiaries as capital contribution	(1,393,517)	–	–	(52,460)	–	(1,445,977)
Transfer to subsidiaries	(309,240)	(1,929,542)	–	–	–	(2,238,782)
Disposals	(533,429)	(334,251)	(1,993)	(79,831)	–	(949,504)
Other decrease	–	(537,294)	–	–	–	(537,294)
At 31 December 2012	44,119,296	32,744,604	2,758,140	3,524,742	1,502,484	84,649,266
Accumulated depreciation						
At 1 January 2012	15,139,068	6,446,397	751,256	2,474,624	–	24,811,345
Charge for the year	2,839,275	1,882,829	96,758	247,833	–	5,066,695
Sales and finance leased back	(32,363)	32,363	–	–	–	–
Invests to subsidiaries as capital contribution	(566,468)	–	–	(42,120)	–	(608,588)
Transfer to subsidiaries	(23,677)	(579,193)	–	–	–	(602,870)
Disposals	(502,365)	(334,251)	(1,523)	(77,139)	–	(915,278)
At 31 December 2012	16,853,470	7,448,145	846,491	2,603,198	–	27,751,304
Impairment						
At 1 January 2012	721,101	107,770	–	–	5,200	834,071
Charge for the year	48,718	–	–	–	–	48,718
At 31 December 2012	769,819	107,770	–	–	5,200	882,789
Net book amount						
At 31 December 2012	26,496,007	25,188,689	1,911,649	921,544	1,497,284	56,015,173
At 1 January 2012	23,797,401	22,683,414	1,955,218	820,919	989,341	50,246,293

As at 31 December 2013, certain aircraft and buildings owned by the Group and the Company with an aggregate net book amount of approximately RMB24,306 million and RMB14,702 million, respectively (2012:approximately RMB22,544 million and RMB15,078 million, respectively) were pledged as collateral under certain loan arrangements (Note 34).

20. LEASE PREPAYMENTS

	Group		Company	
	2013	2012	**2013**	2012
	RMB'000	RMB'000	**RMB'000**	RMB'000
Cost				
At 1 January	2,154,508	1,796,276	964,546	659,611
Additions	438,056	358,232	435,578	304,935
Disposals	(15,425)	–	(15,209)	–
At 31 December	2,577,139	2,154,508	1,384,915	964,546
Accumulated amortisation				
At 1 January	372,662	325,004	183,400	162,310
Charge for the year	51,920	47,658	21,739	21,090
Disposals	(2,087)	–	(2,087)	–
At 31 December	422,495	372,662	203,052	183,400
Net book amount				
At 31 December	2,154,644	1,781,846	1,181,863	781,146

Lease prepayments represent unamortised prepayments for land use rights.

The Group's land use rights are located in the PRC and the majority of these land use rights have terms of 50 years from the date of grant. As at 31 December 2013, the majority of these land use rights had remaining terms ranging from 33 to 50 years (2012: from 34 to 50 years).

21. ADVANCED PAYMENTS ON ACQUISITION OF AIRCRAFT

	Group		Company	
	2013	2012	**2013**	2012
	RMB'000	RMB'000	**RMB'000**	RMB'000
At 1 January	11,894,891	10,968,344	10,733,899	10,195,340
Payment during the year	17,261,022	7,328,529	12,711,627	6,947,846
Interest capitalised (Note 13)	384,865	296,997	365,001	289,692
Transfers to property, plant and equipment (Note 19)	(13,244,497)	(6,698,979)	(8,126,880)	(6,698,979)
At 31 December	16,296,281	11,894,891	15,683,647	10,733,899

Included in the Group's and the Company's balances as at 31 December 2013, the amounts of accumulated interest capitalised were approximately RMB504 million and RMB490 million, respectively (2012: RMB630 million and RMB623 million, respectively).

22. INVESTMENTS IN SUBSIDIARIES

	Company 2013 RMB'000	2012 RMB'000
Investment, at cost	9,568,564	10,455,900

Particulars of the principal subsidiaries, majority of which are limited liability companies established and operating in the PRC, are as follows:

Company name	Place of establishment and operation and date of establishment	Registered Capital 2013 RMB'000	2012 RMB'000	Attributable equity interest 2013	2012	Principal activities
China Eastern Airlines Jiangsu Co., Ltd. ("CEA Jiangsu")	PRC 3 May 1993	2,000,000	2,000,000	62.56%	62.56%	Provision of airline services
China Eastern Airlines Wuhan Co.,Ltd. ("CEA Wuhan") (Note (b))	PRC 16 August 2002	1,750,000	1,750,000	60%	72%	Provision of airline services
Shanghai Eastern Flight Training Co., Ltd. ("Flight Training")	PRC 18 December 1995	608,443	608,443	100%	100%	Provision of flight training services
Shanghai Airlines Co., Ltd.	PRC 16 March 2010	500,000	500,000	100%	100%	Provision of airline services
China Cargo Airlines Co., Ltd. ("China Cargo")	PRC 22 July 1998	3,000,000	3,000,000	51%	51%	Provision of cargo carriage service
Shanghai Eastern Airlines Logistics Co., Ltd. ("Eastern Logistics")	PRC 23 August 2004	1,150,000	1,150,000	100%	100%	Provision of cargo logistics services
Eastern Business Airlines Service Co., Ltd.	PRC 27 September 2008	50,000	50,000	100%	100%	Provision of airlines consultation services
China Eastern Airlines Yunnan Co., Ltd. ("CEA Yunnan") (Note (a))	PRC 2 August 2011	3,661,540	3,661,540	90.36%	90.36%	Provision of airline services
Eastern Air Oversea (Hong Kong) Co., Ltd.	Hong Kong 10 June 2011	HKD30,000	HKD 30,000	100%	100%	Provision of import and export, investment, leasing and consultation services

22. INVESTMENTS IN SUBSIDIARIES (continued)

Company name	Place of establishment and operation and date of establishment	Registered Capital 2013 RMB'000	Registered Capital 2012 RMB'000	Attributable equity interest 2013	Attributable equity interest 2012	Principal activities
China United Airlines Co., Ltd. ("United Airlines")	PRC 21 September 1984	1,320,000	1,320,000	100%	100%	Provision of airline services
Eastern Airlines Hotel Co., Ltd.	PRC 18 March 1998	70,000	70,000	86%	86%	Provision of hotel services primarily to crew members
Shanghai Airlines Tours International (Group) Co., Ltd. ("Shanghai Airlines Tours")	PRC 29 August 1992	50,090	50,090	100%	100%	Tour operations, travel and air ticketing agency and transportation

Notes:

(a) In 2010, the Company entered into an agreement with the State-owned Assets Supervision and Administration Commission of the People's Government of Yunnan Province ("Yunnan SASAC") to establish CEA Yunnan with registered capital of RMB3,662 million, in which the Company holds 65% interests. As at 31 December 2013, the Company has contributed all its share of RMB2,380 million in cash and net assets; Yunnan SASAC has contributed its share of RMB254 million in cash.

(b) In 2012, the existing shareholders of CEA Wuhan and certain new shareholders decided to increase the registered capital of CEA Wuhan from RMB600 million to RMB1,750 million. In 2012 and 2013, the Company, in total, contributed capital of RMB1,050 million in cash, among which RMB474 million was recognized as registered capital and RMB576 million was credited to the share premium of CEA Wuhan; and the other investors contributed capital of RMB700 million, among which RMB676 million was recognized as registered capital and RMB24 million was recognized as share premium of CEA Wuhan. Upon completion of the aforementioned capital injections, the share percentage of the Company in CEA Wuhan was diluted to 60%..

Details of the Group's subsidiaries that have material non-controlling interests are set out below:

	2013	2012
Percentage of equity interest held by non-controlling interests:		
CEA Jiangsu	37.44%	37.44%
CEA Yunnan	9.64%	9.64%
CEA Wuhan	40.00%	38.00%
China Cargo	49.00%	49.00%

	2013 RMB'000	2012 RMB'000
Profit/(loss) for the year allocated to non-controlling interests:		
CEA Jiangsu	85,753	65,510
CEA Yunnan	30,698	41,061
CEA Wuhan	15,845	13,807
China Cargo	(337,691)	(325,110)

22. INVESTMENTS IN SUBSIDIARIES (continued)

	2013 RMB'000	2012 RMB'000
Dividends paid to non-controlling interests:		
CEA Jiangsu	18,720	–

	2013 RMB'000	2012 RMB'000
Accumulated balances of non-controlling interests at the reporting dates:		
CEA Jiangsu	831,975	765,013
CEA Yunnan	348,261	317,563
CEA Wuhan	701,856	286,011
China Cargo	(235,936)	101,333

The following tables illustrate the summarized financial information of the above subsidiaries. The amounts disclosed are before any inter-company eliminations:

	CEA Jiangsu RMB'000	CEA Yunnan RMB'000	CEA Wuhan RMB'000	China Cargo RMB'000
2013				
Revenue	6,111,089	8,901,282	3,139,639	5,581,572
Total expenses	5,882,049	8,582,834	2,743,502	6,248,133
Profit/(loss) for the year	229,040	318,448	396,137	(666,561)
Total comprehensive income/(loss) for the year	301,725	318,448	448,682	(625,054)
Current assets	1,057,831	513,991	1,523,830	1,901,480
Non-current assets	5,707,795	8,373,386	2,329,228	2,210,415
Current liabilities	2,123,768	2,099,789	925,762	3,331,860
Non-current liabilities	2,232,246	3,174,920	946,439	1,184,380
Net cash flows from/(used in) operating activities	824,405	1,924,349	346,217	(804,118)
Net cash flows (used in) from investing activities	(394,882)	(1,645,456)	(1,205,877)	595,193
Net cash flows (used in) from financing activities	(448,934)	(465,753)	871,119	120,509
Effect of foreign exchange rate changes, net	(508)	(1,421)	–	(375)
Net (decrease)/increase in cash and cash equivalents	(19,919)	(188,281)	11,459	(88,791)

22. INVESTMENTS IN SUBSIDIARIES (continued)

	CEA Jiangsu RMB'000	CEA Yunnan RMB'000	CEA Wuhan RMB'000	China Cargo RMB'000
2012				
Revenue	6,294,295	8,708,863	3,371,438	5,994,652
Total expenses	6,119,322	8,282,919	3,026,264	6,676,083
Profit/(loss) for the year	174,973	425,944	345,174	(681,431)
Total comprehensive for the year	162,772	425,944	351,673	(709,017)
Current assets	1,149,345	1,172,427	452,044	2,193,254
Non-current assets	5,171,636	7,635,406	1,791,146	2,465,094
Current liabilities	2,114,195	2,409,270	819,822	3,075,562
Non-current liabilities	2,161,854	3,072,101	944,888	1,362,076
Net cash flows from/(used in) operating activities	500,234	(355,051)	(207,676)	88,970
Net cash flows used in investing activities	(96,948)	(791,529)	(46,089)	(795,678)
Net cash flows (used in)/from financing activities	(450,416)	707,690	192,362	(120,271)
Effect of foreign exchange rate changes, net	(5)	(32)	21	(182)
Net (decrease)/increase in cash and cash equivalents	(47,135)	(438,922)	(61,382)	(827,161)

23. INVESTMENTS IN ASSOCIATES

	Group 2013 RMB'000	Group 2012 RMB'000	Company 2013 RMB'000	Company 2012 RMB'000
Unlisted investments, at cost	852,896	620,329	611,585	578,836
Share of results/reserves	211,512	213,143	–	–
	1,064,408	833,472	611,585	578,836

The movements on investments in associates were as follows:

	Group 2013 RMB'000	Group 2012 RMB'000	Company 2013 RMB'000	Company 2012 RMB'000
At 1 January	833,472	837,589	578,836	578,836
Addition through the acquisition of associates	236,725	–	36,000	–
Share of results of associates	38,335	103,209	–	–
Share of revaluation on available-for-sale financial assets held by an associate	(2,931)	2,188	–	–
Disposal of associates	(3,372)	(2,439)	(3,251)	–
Dividend received/declared during the year	(37,821)	(107,075)	–	–
At 31 December	1,064,408	833,472	611,585	578,836

23. INVESTMENTS IN ASSOCIATES (continued)

Particulars of the principal associates, which are limited liability companies established and operating in the PRC, are as follows:

Company name	Place of establishment and operation and date of establishment	Registered capital 2013 RMB'000	Registered capital 2012 RMB'000	Attributable equity interest 2013	Attributable equity interest 2012	Principal activities
Eastern Air Group Finance Co., Ltd. ("Eastern Finance")	PRC 6 December 1995	400,000	400,000	25%	25%	Provision of financial services to group companies of CEA Holding
China Eastern Air Catering Investment Co., Ltd.	PRC 17 November 2003	350,000	350,000	45%	45%	Provision of air catering services
Shanghai Pratt & Whitney Aircraft Engine Maintenance Company Limited ("Shanghai P&W") (Note)	PRC 28 March 2008	USD39,500	USD39,500	51%	51%	Provision of maintenance of aircraft, engine and other related components maintenance services
New Shanghai International Tower Co., Ltd.	PRC 17 November 1992	166,575	166,575	20%	20%	Provision of property development and management
Eastern Aviation Import & Export Co., Ltd. ("Eastern Import & Export")	PRC 9 June 1993	80,000	80,000	45%	45%	Provision of aviation equipment, spare parts purchase
Eastern Aviation Advertising Service Co., Ltd. ("Eastern Advertising")	PRC 4 March 1986	200,000	50,000	45%	45%	Provision of aviation advertising agency services
Collins Aviation Maintenance Service Shanghai Ltd.	PRC 27 September 2002	USD7,000	USD7,000	35%	35%	Provision of airline electronic product maintenance services
Jetstar Hong Kong Airways Ltd. ("Jetstar")	Hong Kong 4 September 2012	USD198,000	USD198,000	33%	50%	Provision of airline services

Note:

In 2008, the Company entered into an agreement with United Technologies International Corporation ("Technologies International") to establish Shanghai Pratt & Whitney Aircraft Engine Maintenance Company Limited ("Shanghai P&W"). Shanghai P&W has a registered capital of approximately USD40 million in which the Company holds a 51% interests. According to the shareholder's agreement, Technologies International has the power to govern the financial and operating policies and in this respect the Company accounts for Shanghai P&W as an associate.

23. INVESTMENTS IN ASSOCIATES (continued)

The following table illustrates the aggregate financial information of the Group's associates that were not individually material:

	2013 RMB'000	2012 RMB'000
Share of the associates' profit for the year	38,335	103,209
Share of the associates' other comprehensive (loss)/income	(2,931)	2,188
Share of the associates' total comprehensive income	35,404	105,397
Aggregate carrying amount of the Group's investments in the associates	1,064,408	833,472

24. INVESTMENTS IN JOINT VENTURES

	Group		**Company**	
	2013 RMB'000	2012 RMB'000	**2013 RMB'000**	2012 RMB'000
Unlisted investments, at cost	293,740	323,238	323,238	323,238
Share of results/reserves	139,284	94,921	–	–
	433,024	418,159	323,238	323,238

The movements on investments in joint ventures were as follows:

	Group		**Company**	
	2013 RMB'000	2012 RMB'000	**2013 RMB'000**	2012 RMB'000
At 1 January	418,159	423,256	323,238	323,238
Share of results	26,588	29,960	–	–
Disposal of joint ventures	(437)	–	–	–
Dividend received/declared during the year	(11,286)	(35,057)	–	–
At 31 December	433,024	418,159	323,238	323,238

24. INVESTMENTS IN JOINT VENTURES (continued)

Particulars of the principal joint ventures, all of which are limited liability companies established and operating in the PRC, are as follows:

Company name	Place of establishment and operation and date of establishment	Paid-up capital 2013 RMB'000	Paid-up capital 2012 RMB'000	Attributable equity interest 2013	Attributable equity interest 2012	Principal activities
Shanghai Technologies Aerospace Co., Ltd. ("Technologies Aerospace") (Note)	PRC 28 September 2004	USD73,000	USD73,000	51%	51%	Provision of repair and maintenance Services
Shanghai Eastern Union Aviation Wheels & Brakes Maintenance Services Overhaul Engineering Co., Ltd. ("Wheels & Brakes")	PRC 28 December 1995	USD2,100	USD2,100	40%	40%	Provision of spare parts repair and maintenance Services
Eastern China Kaiya System Integration Co., Ltd.	PRC 21 May 1995	10,000	10,000	41%	41%	Provision of computer systems development and maintenance services

Note:

Under a Joint Venture Agreement with the joint venture partner of Technologies Aerospace dated 10 March 2003, the Company agreed to share control over the economic activities of Technologies Aerospace. Any strategic financial and operating decisions relating to the activities of Technologies Aerospace require the unanimous consent of the Company and the joint venture partner.

The following table illustrates the aggregate financial information of the Group's joint ventures that were not individually material:

	2013 RMB'000	2012 RMB'000
Share of the joint ventures' profit for the year	26,588	29,960
Share of the joint ventures' total comprehensive income	26,588	29,960
Aggregate carrying amount of the Group's investments in the joint ventures	433,024	418,159

25. OTHER LONG-TERM ASSETS

	Group		Company	
	2013 RMB'000	2012 RMB'000	**2013 RMB'000**	2012 RMB'000
Deposits relating to aircraft held under operating leases	669,560	807,543	279,387	251,411
Deferred pilot recruitment costs (Note)	1,111,325	869,082	885,885	769,908
Other long-term assets	588,265	281,631	392,750	55,717
	2,369,150	1,958,256	1,558,022	1,077,036

Note:

Deferred pilot recruitment costs mainly represent the cost bore by the Group in connection with securing certain minimum periods of employment of pilots and are amortised on a straight-line basis over the anticipated beneficial period of five years, starting from when the pilot joints the Group.

26. FLIGHT EQUIPMENT SPARE PARTS

	Group		Company	
	2013 RMB'000	2012 RMB'000	**2013 RMB'000**	2012 RMB'000
Flight equipment spare parts	2,962,339	2,765,291	2,556,027	2,402,863
Less: provision for spare parts	(656,927)	(677,313)	(592,413)	(608,416)
	2,305,412	2,087,978	1,963,614	1,794,447

Provision for flight equipment spare parts is made based on the difference between the carrying amount and the net realisable value. The net realisable value was estimated based on current market condition, historical experience and Company's future operation plan for the aircraft and related spare parts.

	Group		Company	
	2013 RMB'000	2012 RMB'000	**2013 RMB'000**	2012 RMB'000
At 1 January	677,313	950,844	608,416	740,648
Provision written off in relation to disposal of spare parts	–	(170,194)	–	–
Reversal of impairment of spare parts (Note 10)	(20,386)	(103,337)	(16,003)	(132,232)
At 31 December	656,927	677,313	592,413	608,416

27. TRADE RECEIVABLES

The credit terms given to trade customers are determined on an individual basis.

The aging analysis of trade receivables was as follows:

	Group		Company	
	2013	2012	**2013**	2012
	RMB'000	RMB'000	**RMB'000**	RMB'000
Within 90 days	2,771,445	2,851,736	2,815,842	3,527,071
91 to 180 days	610,322	68,488	93,246	37,897
181 to 365 days	147,812	35,995	30,925	28,799
Over 365 days	192,786	208,770	53,419	87,537
	3,722,365	3,164,989	2,993,432	3,681,304
Less: provision for impairment of receivables	(197,819)	(202,808)	(79,603)	(80,283)
Trade receivables	3,524,546	2,962,181	2,913,829	3,601,021

Balances with related companies included in trade receivables are summarised in Note 47(c)(i).

The carrying amounts of the trade receivables approximated their fair value.

Trade receivables that were neither overdue nor impaired relate to a large number of independent sales agents for whom there are no recent history of default.

As at 31 December 2013, trade receivables of RMB295 million (2012: RMB137 million) were past due but not impaired. These relate to a number of independent sales agents for whom there are no recent history of default. The Group holds cash deposits of RMB447 million (2012: RMB680 million) from these agents. The ageing analysis of these trade receivables was as follows:

	Group		Company	
	2013	2012	**2013**	2012
	RMB'000	RMB'000	**RMB'000**	RMB'000
Within 90 days	148,262	48,017	22,457	18,956
91 to 180 days	88,601	52,997	15,214	37,897
181 to 365 days	57,744	35,995	42,979	28,799
	294,607	137,009	80,650	85,652

As at 31 December 2013, trade receivables of RMB154 million (2012: RMB167 million) were impaired and fully provided for. The remaining impaired trade receivables relate to customers that were in financial difficulties and only a portion of the receivables is expected to be recovered. The factors considered by management in determining the impairment are described in Note 2(s).

27. TRADE RECEIVABLES (continued)

The ageing of impaired receivables was as follows:

	Group		Company	
	2013 RMB'000	2012 RMB'000	**2013 RMB'000**	2012 RMB'000
181 to 365 days overdue	59,210	15,490	30,865	7,843
1 to 2 years overdue	28,328	22,714	4,917	9,469
Over 2 years overdue	164,458	186,057	48,562	78,069
	251,996	224,261	84,344	95,381

Movements on the Group's provision for impairment of trade receivables was as follows:

	Group		Company	
	2013 RMB'000	2012 RMB'000	**2013 RMB'000**	2012 RMB'000
At 1 January	203,220	233,055	80,283	106,329
Receivables written off during the year as uncollectible	(679)	(30,064)	(680)	(26,046)
Reversal of impairment of receivables	(4,722)	(183)	–	–
At 31 December	197,819	202,808	79,603	80,283

The net impact of creation and release of provisions for impaired receivables have been included in 'Reversal of impairment of trade and other receivables' in the profit or loss (Note 11). Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The carrying amounts of the Group's trade receivables were denominated in the following currencies:

	Group		Company	
	2013 RMB'000	2012 RMB'000	**2013 RMB'000**	2012 RMB'000
Currency				
Renminbi	3,229,939	2,510,514	2,659,694	3,211,196
Japanese Yen	41,074	161,020	41,053	161,020
US Dollars	121,017	119,362	62,857	30,523
Euro	157,105	156,354	56,598	60,826
Hong Kong Dollars	63,636	66,565	63,636	66,565
Other currencies	109,594	151,174	109,594	151,174
	3,722,365	3,164,989	2,993,432	3,681,304

The maximum exposure to credit risk at the reporting date was the carrying amount of receivable shown above.

28. PREPAYMENTS AND OTHER RECEIVABLES

	Group		Company	
	2013	2012	**2013**	2012
	RMB'000	RMB'000	**RMB'000**	RMB'000
VAT recoverable	979,013	920,135	973,470	919,517
Rebate receivables on aircraft acquisitions	574,235	676,126	798,224	645,781
Amounts due from related companies (Note 47(c)(i))	201,432	402,844	7,736,297	4,577,552
Prepaid aircraft operating lease rentals	304,899	314,600	124,951	130,622
Rental deposits	300,396	236,508	187,639	201,103
Others	1,988,974	1,106,486	1,108,743	689,173
Subtotal	4,348,949	3,656,699	10,929,324	7,163,748
Less: bad debt provision	(290,782)	(288,051)	(252,434)	(254,756)
	4,058,167	3,368,648	10,676,890	6,908,992

29. RESTRICTED BANK DEPOSITS AND SHORT-TERM BANK DEPOSITS

	Group		Company	
	2013	2012	**2013**	2012
	RMB'000	RMB'000	**RMB'000**	RMB'000
Bank deposits with original maturity over three months but less than a year	167,314	1,657,568	15,714	55,806
Restricted bank deposits	215,749	68,683	197,224	53,737
	383,063	1,726,251	212,938	109,543

Note:

As at 31 December 2013, the deposits bore effective interest rates ranging from 0.35% to 4.65% per annum.

The carrying amounts of the Group's and Company's restricted bank deposits and short-term bank deposits were denominated in the following currencies:

	Group		Company	
	2013	2012	**2013**	2012
	RMB'000	RMB'000	**RMB'000**	RMB'000
Renminbi	198,170	1,625,891	28,045	9,183
Japanese Yen	–	39,724	–	39,724
US Dollars	180,967	16,082	180,967	16,082
Hong Kong Dollars	–	15,973	–	15,973
Euro	–	9,818	–	9,818
Other currencies	3,926	18,763	3,926	18,763
	383,063	1,726,251	212,938	109,543

30. CASH AND CASH EQUIVALENTS

The carrying amounts of the Group's and Company's cash and cash equivalents are denominated in the following currencies:

	Group		Company	
	2013 RMB'000	2012 RMB'000	**2013 RMB'000**	2012 RMB'000
Renminbi	1,493,804	1,933,933	593,818	152,173
US Dollars	280,800	372,388	219,700	263,523
Euro	31,840	38,172	29,088	35,431
Japanese Yen	22,036	30,451	21,753	30,267
Hong Kong Dollars	31,932	25,528	31,632	25,110
Other currencies	134,566	111,224	133,523	110,918
	1,994,978	2,511,696	1,029,514	617,422

31. TRADE AND BILLS PAYABLE

The aging analyses of trade and bills payable was as follows:

	Group		Company	
	2013 RMB'000	2012 RMB'000	**2013 RMB'000**	2012 RMB'000
Within 90 days	2,309,391	1,473,087	6,228,833	6,776,696
91 to 180 days	245,085	397,815	21,984	17,467
181 to 365 days	416,240	675,630	529,504	420,700
1 to 2 years	172,268	378,922	134,183	272,317
Over 2 years	320,032	149,871	254,936	71,162
	3,463,016	3,075,325	7,169,440	7,558,342

As at 31 December 2013, the trade and bills payable balances of the Group and the Company included amounts due to related companies of RMB996 million (2012: RMB1,950 million) and RMB5,380 million (2012: RMB7,175 million), respectively (Note 47(c)(ii)).

As at 31 December 2013, bills payable amounted to RMB40 million (2012: RMB250 million), which were secured and repayable within six months.

32. OTHER PAYABLES AND ACCRUALS

	Group		Company	
	2013 RMB'000	2012 RMB'000	**2013 RMB'000**	2012 RMB'000
Accrued salaries, wages and benefits	2,459,058	2,210,517	1,439,724	1,361,547
Accrued take-off and landing charges	1,749,561	2,127,855	708,419	681,157
Accrued fuel cost	2,366,054	2,175,948	1,312,425	1,219,983
Accrued expenses related to aircraft overhaul conducted	1,806,836	1,675,056	891,074	871,867
Duties and levies payable	1,539,769	1,574,574	846,593	917,995
Other accrued operating expenses	3,181,802	2,038,930	1,705,735	1,061,784
Deposits received from ticket sales agents	780,241	680,318	359,602	298,690
Current portion of other long-term liabilities (Note 36)	368,225	314,996	180,465	184,183
Staff housing allowance (Note 39(b))	360,197	391,358	250,466	242,614
Amounts due to related companies (Note 47(c)(ii))	702,580	194,884	5,186,485	2,412,228
Current portion of post-retirement benefit obligations (Note 38(iii))	203,508	85,800	152,629	70,051
Other payables	2,628,043	2,785,989	2,223,299	1,765,172
	18,145,874	16,256,225	15,256,916	11,087,271

33. OBLIGATIONS UNDER FINANCE LEASES

As at 31 December 2013, the Group and the Company had 111 and 73 aircraft (2012: 98 and 72 aircraft), respectively, under finance leases. Under the terms of the leases, the Group and the Company has the option to purchase, at or near the end of the lease terms, certain aircraft at either fair market value or a percentage of the respective lessors' defined cost of the aircraft. The obligations under finance leases are principally denominated in US Dollars.

The future minimum lease payments (including interest), and the present value of the minimum lease payments under finance leases were as follows:

Group

	Minimum lease payments 2013 RMB'000	**Present values of minimum lease payments 2013 RMB'000**	Minimum lease payments 2012 RMB'000	Present values of minimum lease payments 2012 RMB'000
Within one year	3,446,098	2,980,398	3,004,452	2,605,269
In the second year	3,374,964	2,964,821	3,059,744	2,704,168
In the third to fifth years, inclusive	9,751,595	8,650,607	8,685,669	7,924,892
After the fifth year	8,956,378	8,539,322	9,027,940	8,623,649
Total	25,529,035	23,135,148	23,777,805	21,857,978
Less: amount repayable within one year	(3,446,098)	(2,980,398)	(3,004,452)	(2,605,269)
Long-term portion	22,082,937	20,154,750	20,773,353	19,252,709

Company

	Minimum lease payments 2013 RMB'000	**Present values of minimum lease payments 2013 RMB'000**	Minimum lease payments 2012 RMB'000	Present values of minimum lease payments 2012 RMB'000
Within one year	2,342,089	2,033,158	2,306,694	1,978,018
In the second year	2,281,941	2,011,263	2,348,170	2,048,012
In the third to fifth years, inclusive	5,913,950	5,335,933	6,776,545	6,114,045
After the fifth year	7,156,863	6,846,296	7,707,677	7,336,135
Total	17,694,843	16,226,650	19,139,086	17,476,210
Less: amount repayable within one year	(2,342,089)	(2,033,158)	(2,306,694)	(1,978,018)
Long-term portion	15,352,754	14,193,492	16,832,392	15,498,192

34. BORROWINGS

	Group		Company	
	2013	2012	**2013**	2012
	RMB'000	RMB'000	**RMB'000**	RMB'000
Non-current				
Long-term bank borrowings				
– secured (Note (a))	12,743,594	15,780,892	7,406,321	10,621,656
– unsecured (Note (b))	7,586,243	4,815,271	6,993,393	4,465,678
Guaranteed bonds (Note (c))	6,985,406	2,500,000	4,789,001	–
	27,315,243	23,096,163	19,188,715	15,087,334
Current				
Current portion of long-term bank borrowings				
– secured (Note (a))	2,118,724	2,612,055	1,200,132	1,772,886
– unsecured (Note (b))	6,741,080	7,147,656	6,726,867	7,007,649
Short-term bank borrowings				
– unsecured (Note (b))	7,925,383	8,880,244	8,017,739	7,555,262
Short-term debentures (Note (d))	4,000,000	4,000,000	4,000,000	4,000,000
Guaranteed bonds (Note (c))	2,500,000	–	–	–
	23,285,187	22,639,955	19,944,738	20,335,797
Total borrowings	50,600,430	45,736,118	39,133,453	35,423,131
The borrowings are repayable as follows:				
Within one year	23,285,187	22,639,955	19,944,738	20,335,797
In the second year	6,605,737	7,272,821	5,574,125	3,880,837
In the third to fifth year inclusive	9,951,677	7,905,631	4,997,700	5,536,565
After the fifth year	10,757,829	7,917,711	8,616,890	5,669,932
Total borrowings	50,600,430	45,736,118	39,133,453	35,423,131

Notes:

(a) As at 31 December 2013, the secured bank borrowings of the Group and the Company were pledged by the related aircraft and buildings with an aggregate net book amount of RMB24,306 million and RMB14,702 million (2012: RMB22,544 million and RMB15,078 million), respectively (Note 19).

(b) Certain unsecured bank borrowings of the Group guaranteed by CEA Holding was nil (2012: RMB95 million) (Note 47(d)).

(c) On 8 August 2011, Eastern Air Overseas (Hong Kong) Corporation Limited ("Eastern Air Overseas HK"), a wholly owned subsidiary of the Company, issued three-year guaranteed bonds with a principal amount of RMB2.5 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 4% per annum, which is payable semi-annually. The principle of the bonds will mature and be repayable on 8 August 2014. The Company has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds.

On 18 March 2013, the Company issued ten-year guaranteed bonds with a principal amount of RMB4.8 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 5.05% per annum, which is payable annually. The principle of the bonds will mature and be repayable on 18 March 2023. CEA Holding has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds.

On 5 June 2013, Eastern Air Overseas HK, issued three-year guaranteed bonds with a principal amount of RMB2.2 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 3.875% per annum, which is payable semi-annually. The principle of the bonds will mature and become repayable on 5 June 2016. The Company has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds.

(d) On 5 June 2013, the Company issued short-term debentures with a principal of RMB4 billion with a maturity of 270 days. The debentures bear interest at the rate of 3.95% per annum.

34. BORROWINGS (continued)

The terms of the long-term borrowings were summarised as follows:

Currency	Interest rate and final maturities	Group		Company	
		2013 RMB'000	2012 RMB'000	**2013 RMB'000**	2012 RMB'000
Long-term bank borrowings					
RMB denominated	interest rates ranging from 5.535% to 6.40% with final maturities through 2023	735,684	3,953,340	318,300	3,593,300
USD denominated	interest rates ranging from 6 months libor 0.05% to 6 months libor 5.3% with final maturities through 2022	28,453,957	26,402,534	22,008,413	20,274,569
Guaranteed bonds					
RMB denominated	interest rates ranging from 3.875% to 5.05% with final maturities through 2023	9,485,406	2,500,000	4,789,001	–
Total long-term borrowings		38,675,047	32,855,874	27,115,714	23,867,869

Short-term borrowings of the Group and the Company are repayable within one year. As at 31 December 2013, the interest rates relating to such borrowings were ranged from 1.69% to 4.80% per annum (2012: 1.11% to 6.56%per annum).

The carrying amounts of the borrowings were denominated in the following currencies:

	Group		Company	
	2013 RMB'000	2012 RMB'000	**2013 RMB'000**	2012 RMB'000
Renminbi	15,386,090	13,827,340	10,657,301	9,943,300
US Dollars	35,214,340	31,605,345	28,476,152	25,176,398
Japanese Yen	–	303,433	–	303,433
	50,600,430	45,736,118	39,133,453	35,423,131

35. PROVISION FOR RETURN CONDITION CHECKS FOR AIRCRAFT UNDER OPERATING LEASES

	Group		Company	
	2013	2012	**2013**	2012
	RMB'000	RMB'000	**RMB'000**	RMB'000
At 1 January	3,798,762	3,299,126	1,762,634	1,721,095
Additional provisions	871,616	872,770	280,875	209,772
Utilisation	(453,212)	(373,134)	(19,845)	(168,233)
At 31 December	4,217,166	3,798,762	2,023,664	1,762,634
Less: current portion	(1,453,985)	(734,205)	(641,869)	(88,081)
Long-term portion	2,763,181	3,064,557	1,381,795	1,674,553

In respect of aircraft and engines under operating leases, the Group has obligations to fulfill certain return conditions under the leases. The balance as at 31 December 2013 represented the provision for the estimated cost of these return condition checks which is made on a straight line basis over the term of the leases.

36. OTHER LONG-TERM LIABILITIES

	Group		Company	
	2013	2012	**2013**	2012
	RMB'000	RMB'000	**RMB'000**	RMB'000
Fair value of unredeemed points awarded under the Group's frequent flyer program	1,732,406	1,624,248	1,026,421	940,147
Long-term duties and levies payable relating to finance leases	909,368	209,727	213,162	114,934
Other long-term payables	128,327	116,558	95,053	91,821
	2,770,101	1,950,533	1,334,636	1,146,902
Less: current portion included in other payables and accrued expenses (Note 32)	(368,225)	(314,996)	(180,465)	(184,183)
Long-term portion	2,401,876	1,635,537	1,154,171	962,719

37. DEFERRED TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right of offsetting and when the deferred income taxes relate to the same authority. The following amounts, determined after appropriate offsetting, are shown in the statement of financial position:

	Group		Company	
	2013	2012	**2013**	2012
	RMB'000	RMB'000 Restated	**RMB'000**	RMB'000
Deferred tax assets				
– Deferred tax asset to be utilised after 12 months	259,411	123,805	–	–
– Deferred tax asset to be utilised within 12 months	130,055	853	–	–
	389,466	124,658	–	–
Deferred tax liabilities				
– Deferred tax liability to be realized after 12 months	(29,550)	(29,326)	–	–
Net deferred tax assets	359,916	95,332	–	–

Movements in the net deferred tax assets were as follows:

	Group		Company	
	2013	2012	**2013**	2012
	RMB'000	RMB'000 Restated	**RMB'000**	RMB'000
At 1 January	95,332	76,361	–	–
Credited to profit or loss (Note 14)	223,280	7,537	–	–
Credited to OCI	41,304	11,434	–	–
At 31 December	359,916	95,332	–	–

37. DEFERRED TAXATION (continued)

The deferred tax assets and liabilities (prior to the offsetting of balances within the same tax jurisdiction) were made up of the taxation effects of the following:

	Group		Company	
	2013	2012	**2013**	2012
	RMB'000	RMB'000 Restated	**RMB'000**	RMB'000
Deferred tax assets:				
Impairment provision for obsolete flight equipment spare parts	**23,983**	40,408	**19,934**	36,380
Impairment provision for receivables	**19,209**	23,950	**11,172**	20,034
Impairment provision for property, plant and equipment	**39,461**	43,222	**22,016**	39,123
Derivative financial instruments	**16,927**	20,339	**16,927**	20,339
Provision for wages	**146,431**	–	**56,873**	–
Provision for post-retirement benefits	**425,801**	266,677	**155,425**	154,062
	671,812	394,596	**282,347**	269,938
Deferred tax liabilities:				
Depreciation and amortisation	**(294,969)**	(294,745)	**(265,420)**	(265,419)
Derivative financial instruments	**(16,927)**	(4,519)	**(16,927)**	(4,519)
	(311,896)	(299,264)	**(282,347)**	(269,938)
	359,916	95,332	**–**	–

37. DEFERRED TAXATION (continued)

Movements of the net deferred tax assets of the Group for the year:

	At the beginning of the year RMB'000 Restated	(Charged)/ credited to profit or loss RMB'000	Credited to OCI RMB'000	At the end of the year RMB'000
For the year ended 31 December 2013				
Impairment provision for obsolete flight equipment spare parts	40,408	(16,425)	–	23,983
Impairment provision for receivables	23,950	(4,741)	–	19,209
Impairment provision for property, plant and equipment	43,222	(3,761)	–	39,461
Derivative financial instruments	20,339	(3,412)	–	16,927
Provision for wages	–	146,431	–	146,431
Provision for post-retirement benefits	266,677	117,820	41,304	425,801
	394,596	235,912	41,304	671,812
Depreciation and amortisation	(294,745)	(224)	–	(294,969)
Derivative financial instruments	(4,519)	(12,408)	–	(16,927)
	(299,264)	(12,632)	–	(311,896)
Net deferred tax assets	95,332	223,280	41,304	359,916

	At the beginning of the year RMB'000 Restated	(Charged)/ credited to profit or loss RMB'000 Restated	Credited to OCI RMB'000 Restated	At the end of the year RMB'000 Restated
For the year ended 31 December 2012				
Impairment provision for obsolete flight equipment spare parts	70,071	(29,663)	–	40,408
Impairment provision for receivables	34,745	(10,795)	–	23,950
Impairment provision for property, plant and equipment	78,286	(35,064)	–	43,222
Derivative financial instruments	29,201	(8,862)	–	20,339
Provision for post-retirement benefits	291,630	(36,387)	11,434	266,677
	503,933	(120,771)	11,434	394,596
Depreciation and amortisation	(426,481)	131,736	–	(294,745)
Derivative financial instruments	(1,091)	(3,428)	–	(4,519)
	(427,572)	128,308	–	(299,264)
Net deferred tax assets	76,361	7,537	11,434	95,332

37. DEFERRED TAXATION (continued)

As at the reporting period date, the Group and the Company had following balances in respect of which no deferred tax assets have been recognised:

	Group			
	2013		2012	
	Deferred taxation RMB'000	Temporary differences RMB'000	Deferred taxation RMB'000 Restated	Temporary differences RMB'000 Restated
Tax losses carried forward	1,309,826	5,239,305	1,542,223	6,168,893
Other deductible temporary differences	1,831,626	7,326,504	1,622,600	6,490,400
Total unrecognized deferred tax assets	3,141,452	12,565,809	3,164,823	12,659,293

	Company			
	2013		2012	
	Deferred taxation RMB'000	Temporary differences RMB'000	Deferred taxation RMB'000 Restated	Temporary differences RMB'000 Restated
Tax losses carried forward	791,120	3,164,480	966,430	3,865,719
Other deductible temporary differences	1,721,523	6,886,092	1,480,723	5,922,892
Total unrecognized deferred tax assets	2,512,643	10,050,572	2,447,153	9,788,611

In accordance with the PRC tax law, tax losses can be carried forward, for a period of five years, to offset against future taxable income. The Group and the Company's tax losses carried forward will expire between 2014 and 2018.

As at 31 December 2013, management carried out an assessment to determine whether future taxable profits will be available to utilize the tax losses and deductible temporary differences. As there are still uncertainties around the Group's future operation results, such as future fuel prices and market competition, management assessed that there are significant uncertainties that future taxable profits will be available and the deferred tax assets arisen from aforementioned tax losses and deductible temporary difference were not recognised.

38. PENSION, MEDICAL INSURANCE AND POST-RETIREMENT BENEFITS

(a) Pension

The Group companies participate in defined contribution retirement schemes organised by municipal governments of various provinces in which the Group companies operate. Substantially all of the Group's PRC employees are eligible to participate in the Group companies' retirement schemes. The Group companies are required to make annual contributions to the schemes at rates ranging from 20% to 22% on the employees' salary and allowances subject to certain ceiling as set up by the relevant municipal governments. Employees are required to contribute to the schemes at rates ranging from 7% to 8% of their salaries. For the year ended 31 December 2013, the Group's pension cost charged to the profit or loss amounted to RMB1,005 million (2012: RMB871 million).

(b) Medical insurance

Majority of the Group's PRC employees participate in the medical insurance schemes organised by municipal governments, under which the Group companies and their employees are required to contribute to the schemes approximately 12% and 2%, respectively, of the employee's basic salaries subject to certain ceiling as set up by the relevant municipal governments. For those employees who participate in these schemes, the Group has no other obligation for the payment of medical expense beyond the annual contributions. For the year ended 31 December 2013, the Group's medical insurance contributions charged to the profit or loss amounted to RMB478 million (2012: RMB391 million).

(c) Post-retirement benefits

In addition to the above schemes, the Group provides retirees with other post-retirement benefits, including transportation subsidies, social function activities subsidies and other welfares. The expected cost of providing these post-retirement benefits is actuarially determined and recognised by using the projected unit credit method, which involves a number of assumptions and estimates, including inflation rate, discount rate and employee turnover rate and etc.

Except that Shanghai Airlines requires contributions to be made to a separately administered fund, the Company and other subsidiaries do not require contributions to be made to the separately administered fund. The plan assets of Shanghai Airlines have the legal form of a foundation and they are administrated by independent trustees with the assets held separately from those of the Group. The trustees are responsible for the determination of the investment strategy of the plan.

The trustees review the level of funding in the plan. Such a review mainly includes investment risk management policy. The investment portfolio has a mix of 53.45% in bonds, 19.59% in funds, 6.72% in resale securities, 2.64% in equity and 17.6% other investments.

The plan is exposed to interest rate risk, the risk of changes in the life expectancy for pensioners and securities market risk.

The most recent actuarial valuation of the post-retirement benefit obligations was carried out at 31 December 2013 with assistance from a third party consultant using the projected unit credit actuarial valuation method.

The post-retirement benefit obligations recognised in the consolidated statement of financial position were as follows:

	Group		Company	
	2013	2012	**2013**	2012
	RMB'000	RMB'000 Restated	**RMB'000**	RMB'000 Restated
Post-retirement benefit obligations	5,818,801	6,233,652	4,618,964	5,066,745
Less: current portion	(203,508)	(85,801)	(152,629)	(70,051)
Long-term portion	5,615,293	6,147,851	4,466,335	4,996,694

38. PENSION, MEDICAL INSURANCE AND POST-RETIREMENT BENEFITS (continued)

(c) Post-retirement benefits (continued)

The principal actuarial assumptions utilised as at the end of the reporting period are as follows:

	2013	2012
Discount rate for internal retirees' benefits before normal retirement	4.50%	4.30%
Discount rate for post-retirement benefits	5.15%	4.35%
Employee turnover rate	3.00%	3%-3.25%
Mortality rate	100% of China Insurance Life Mortality Table (2000-2003). CL3 for Male and CL4 for Female	9.83%
Annual increase rate of medical expenses due to age	2.50%	5.00%
Annual increase rate of post-retirement medical expenses	7.00%	7.00%
Annual salary increase rate of active employees	0.50%	0.50%

The actuarial valuation showed that the market value of plan assets was RMB122,618,000 (2012: RMB 89,819,000), and that the actuarial value of these assets represented 35.92% of the benefits that had accrued to qualifying employees.

A quantitative sensitivity analysis for the Group for significant assumptions as at 31 December 2013 is shown below:

	Increase in rate %	**Increase/ (decrease) in net defined benefit obligations** RMB'000	**Decrease in rate** %	**Increase/ (decrease) in net defined benefit obligations** RMB'000
Discount rate for post-retirement benefits	0.25	(248,630)	0.25	266,644
Discount rate for internal retiree', benefits before normal retirement	0.25	(248,630)	0.25	266,644
Annual increase rate of pension benefits	1.00	920,537	1.00	(714,989)
Annual increase rate of medical expenses	1.00	300,978	1.00	(224,374)

38. PENSION, MEDICAL INSURANCE AND POST-RETIREMENT BENEFITS (continued)

(c) Post-retirement benefits (continued)

The sensitivity analyses above have been determined based on a method that extrapolates the impact on net post-retirement benefit obligations as a result of reasonable changes in key assumptions occurring at the end of the reporting periods.

The major categories of the fair value of the total plan assets of the Group were as follows:

	2013 RMB'000	2012 RMB'000
Equity instruments	3,234	2,273
Debt instruments	65,539	47,470
Fund investments	24,022	29,627
Other investments	21,582	2,141
Resalable securities	8,241	8,308
Total	122,618	89,819

Expected contributions to be made in the future years out of the post-retirement defined benefit obligations were as follows:

Group

	2013 RMB'000	2012 RMB'000
Within the next 12 months	212,999	212,210
Between 2 and 5 years	914,989	886,844
Between 5 and 10 years	1,306,385	253,779
Over 10 years	15,929,832	12,870,677
Total expected payments	18,364,205	14,223,510

Company

	2013 RMB'000	2012 RMB'000
Within the next 12 months	159,735	159,146
Between 2 and 5 years	686,317	665,126
Between 5 and 10 years	983,354	916,364
Over 10 years	12,712,714	10,153,982
Total expected payments	14,542,120	11,894,618

The average duration of the post-retirement benefit obligations at the end of 2013 was 19 years (2012: 18.4 years).

38. PENSION, MEDICAL INSURANCE AND POST-RETIREMENT BENEFITS (continued)

(c) Post-retirement benefits (continued)

The movements in the defined benefit obligations and the fair value of plan assets were as follows:

Group
2013

		Pension cost charged/(credited) to profit or loss			Remeasurement (gains) losses in other comprehensive income					
	1 January 2013 RMB'000	Service cost/ investment income RMB'000	Net interest RMB'000	Sub-total included in profit or loss RMB'000	Actuarial changes arising from financial assumptions RMB'000	Actuarial changes arising from changes in demographic assumptions RMB'000	Experience adjustments RMB'000	Sub-total included in other comprehensive income RMB'000	Benefit paid RMB'000	31 December 2013 RMB'000
Defined benefit obligations	6,323,471	(59,704)	276,484	216,780	(593,165)	491,776	(324,783)	(426,172)	(172,660)	5,941,419
Fair value of plan assets	(89,819)	(28,721)	(5,270)	(33,991)	-	-	-	-	1,192	(122,618)
Benefit liability	6,233,652	(88,425)	271,214	182,789	(593,165)	491,776	(324,783)	(426,172)	(171,468)	5,818,801

2012

		Pension cost charged/(credited) to profit or loss (restated)			Remeasurement (gains)/losses in other comprehensive income (restated)					
	1 January 2012 RMB'000	Service cost/ investment loss RMB'000	Net interest RMB'000	Sub-total included in profit or loss RMB'000	Actuarial changes arising from financial assumptions RMB'000	Actuarial changes arising from changes in demographic assumptions RMB'000	changes in Experience adjustments RMB'000	Sub-total included in other comprehensive income RMB'000	Benefit paid RMB'000	31 December 2013 RMB'000
Defined benefit obligations	6,176,263	186,227	270,177	456,404	(268,115)	-	140,237	(127,878)	(181,318)	6,323,471
Fair value of plan assets	(92,450)	5,100	(3,913)	1,187	-	-	-	-	1,444	(89,819)
Benefit liability	6,083,813	191,327	266,264	457,591	(268,115)	-	140,237	(127,878)	(179,874)	6,233,652

The actual return in plan assets for 2013 amounted to RMB3,896K (2012: RMB7,478K).

38. PENSION, MEDICAL INSURANCE AND POST-RETIREMENT BENEFITS (continued)

(c) Post-retirement benefits (continued)

Company

2013

		Pension cost charged/(credited) to profit or loss			Remeasurement (gains)/losses in other comprehensive income					
	1 January 2013 RMB'000	Service cost RMB'000	Net interest RMB'000	Sub-total included in profit or loss RMB'000	Actuarial changes arising from changes in financial assumptions RMB'000	changes arising from changes in demographic assumptions RMB'000	Experience adjustments RMB'000	Sub-total included in other comprehensive income RMB'000	Benefit paid RMB'000	31 December 2013 RMB'000
Defined benefit obligations	5,066,745	(12,838)	220,652	207,814	(418,110)	386,195	(489,762)	(521,677)	(133,917)	4,618,964

2012

		Pension cost charged/(credited) to profit or loss (restated)			Remeasurement (gains)/losses in other comprehensive income (restated)					
	1 January 2012 RMB'000	Service cost RMB'000	Net interest RMB'000	Sub-total included in profit or loss RMB'000	Actuarial changes arising from changes in financial assumptions RMB'000	changes arising from changes in demographic assumptions RMB'000	Experience adjustments RMB'000	Sub-total included in other comprehensive income RMB'000	Benefit paid RMB'000	31 December 2012 RMB'000
Defined benefit obligations	5,032,085	136,179	217,457	353,636	(214,830)	-	39,526	(175,304)	(143,672)	5,066,745

39. STAFF HOUSING BENEFITS

(a) Staff housing fund

In accordance with the PRC housing reform regulations, the Group is required to contribute to the State-sponsored housing fund for its employees at rates ranging from 7% to 15% (2012: 7% to 15%) of the specified salary amounts of its PRC employees. At the same time, the employees are required to contribute an amount equal to the Group's contribution. The employees are entitled to claim the entire sum of the fund contributed under certain specified withdrawal circumstances. For the year ended 31 December 2013, the Group's contributions to the housing funds amounted to RMB718 million (2012: RMB607 million) which was charged to the consolidated profit or loss. The staff housing fund payable as at 31 December 2013 is RMB84 million (2012: RMB52 million). The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

(b) Staff housing allowances

The Group also provides staff housing allowances in cash to eligible employees. The total entitlement of an eligible employee is principally vested over a period of 20 years. Upon an eligible employee's resignation or retirement, his or her entitlement would cease and any unpaid entitlement related to past service up to the date of resignation or retirement would be paid. As at 31 December 2013, the present obligation of the provision for employee's staff housing allowances is RMB360 million (2012: RMB391 million). For the year ended 31 December 2013, the staff housing benefit amounted to RMB218 million (2012: RMB171 million) which was charged to the consolidated profit or loss.

40. DERIVATIVE FINANCIAL INSTRUMENTS

	Group and Company			
	Assets		Liabilities	
	2013 RMB'000	2012 RMB'000	2013 RMB'000	2012 RMB'000
At 31 December				
Interest rate swaps (Note (a))	54,902	–	124,194	295,005
Forward foreign exchange contracts (Note (b))	12,807	18,074	3,386	45,146
Total	67,709	18,074	127,580	340,151
Less: current portion	–	–	–	–
– Forward foreign exchange	–	(18,074)	(3,386)	(35,813)
Non-current portion	67,709	–	124,194	304,338

The maximum exposure to credit risk at the reporting date is the fair value of the derivative assets in the statement of financial position.

Notes:

(a) Interest rate swaps

The Group uses interest rate swaps to reduce the risk of changes in market interest rates (Note 3(a)(ii)). The interest rate swaps entered into by the Group for swapping floating interest rates, usually referenced to LIBOR, into fixed rates are accounted for as cash flow hedges. Other interest rate swaps are accounted for as fair value hedges. As at 31 December 2013, the notional amount of the outstanding interest rate swap agreements was approximately US$844 million (2012: US$929 million). These agreements will expire between 2014 and 2022.

Realised and unrealised gains and losses arising from the valuation of these interest rate swaps have been dealt with in the consolidated statement of profit or loss and other comprehensive income as follows:

	Group and Company	
	2013 RMB'000	2012 RMB'000
Realised losses (recorded in finance costs)	(73,245)	(99,169)
Unrealised mark to market losses		
– cash flow hedges (recognised in OCI)	209,449	(47,128)
– fair value hedges (recognised in gain on fair value movements of derivatives financial instruments)	16,262	15,755
	152,466	(130,542)

(b) Foreign exchange forward contracts

The Group uses foreign exchange forward contracts to reduce the risk of changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies (Note 3(a)(i)). The Group's foreign exchange forward contracts for selling foreign currency (i.e. Japanese Yen) and purchasing U.S. dollars at fixed exchange rates are accounted for as cash flow hedges. Other foreign exchange forward contracts are accounted for as fair value hedges. As at 31 December 2013, the notional amount of the outstanding currency forward contracts was approximately US$38 million (2012: US$58 million), which will expire between 2014 and 2017.

Realised and unrealised gains and losses arising from the valuation of these contracts have been dealt with in the consolidated statement of profit or loss and other comprehensive income as follows:

	Group and Company	
	2013 RMB'000	2012 RMB'000
Realised gains/(losses) (recorded in finance income/(costs))	39,265	(12,407)
Unrealised mark to market gains		
– cash flow hedges (recognised in OCI)	36,493	37,917
	75,758	25,510

41. FINANCIAL INSTRUMENTS BY CATEGORY

(a) Group

	Loans and Receivables RMB'000	Assets at fair value through the profit and loss RMB'000	Derivatives used for hedging RMB'000	Available for sale RMB'000	Total RMB'000
Financial assets					
Balance, 31 December 2013					
Available-for-sale financial assets	–	–	–	410,737	410,737
Derivative financial instruments	–	–	67,709	–	67,709
Trade receivables	3,524,546	–	–	–	3,524,546
Prepayments and other receivables excluding prepayments	1,940,508	–	–	–	1,940,508
Restricted bank deposits and short-term bank deposits	383,063	–	–	–	383,063
Cash and cash equivalents	1,994,978	–	–	–	1,994,978
Other long-term assets	1,030,801	–	–	–	1,030,801
Total	8,873,896	–	67,709	410,737	9,352,342

	Loans and Receivables RMB'000	Liabilities at fair value through the profit and loss RMB'000	Derivatives used for hedging RMB'000	Other financial liabilities at amortised cost RMB'000	Total RMB'000
Financial liabilities					
Balance, 31 December 2013					
Borrowings	50,600,430	–	–	–	50,600,430
Obligations under finance leases	23,135,148	–	–	–	23,135,148
Derivative financial instruments	–	–	127,580	–	127,580
Trade and bills payable	3,463,016	–	–	–	3,463,016
Other payables and accrued expenses	12,294,994	–	–	–	12,294,994
Total	89,493,588	–	127,580	–	89,621,168

	Loans and receivables RMB'000	Assets at fair value through the profit and loss RMB'000	Derivatives used for hedging RMB'000	Available for sale RMB'000	Total RMB'000
Financial assets					
Balance, 31 December 2012					
Available-for-sale financial assets	–	–	–	234,690	234,690
Derivative financial instruments	–	–	18,074	–	18,074
Trade receivables	2,962,181	–	–	–	2,962,181
Prepayments and other receivables excluding prepayments	2,544,967	–	–	–	2,544,967
Restricted bank deposits and short-term bank deposits	1,726,251	–	–	–	1,726,251
Cash and cash equivalents	2,511,696	–	–	–	2,511,696
Total	9,745,095	–	18,074	234,690	9,997,859

41. FINANCIAL INSTRUMENTS BY CATEGORY (continued)

(a) Group (continued)

	Loans and Receivables RMB'000	Liabilities at fair value through the profit and loss RMB'000	Derivatives used for hedging RMB'000	Other financial liabilities at amortized cost RMB'000	Total RMB'000
Financial liabilities					
Balance,31 December 2012					
Borrowings	45,736,118	–	–	–	45,736,118
Obligations under finance leases	21,857,978	–	–	–	21,857,978
Derivative financial instruments	–	–	340,151	–	340,151
Trade and bills payable	3,075,325	–	–	–	3,075,325
Other payables and accrued expenses	16,256,225	–	–	–	16,256,225
Other long-term liabilities	209,727	–	–	–	209,727
Total	87,135,373	–	340,151	–	87,475,524

(b) Company

	Loans and Receivables RMB'000	Assets at fair value through the profit and loss RMB'000	Derivatives used for hedging RMB'000	Available for sale RMB'000	Total RMB'000
Financial assets					
Balance, 31 December 2013					
Available-for-sale financial assets	–	–	–	374,117	374,117
Derivative financial instruments	–	–	67,709	–	67,709
Trade receivables	2,913,829	–	–	–	2,913,829
Prepayments and other Receivables excluding prepayments	9,224,602	–	–	–	9,224,602
Restricted bank deposits and short-term bank deposits	212,938	–	–	–	212,938
Cash and cash equivalents	1,029,514	–	–	–	1,029,514
Other long-term assets	640,628	–	–	–	640,628
Total	14,021,511	–	67,709	374,117	14,463,337

	Loans and Receivables RMB'000	Liabilities at fair value through the profit and loss RMB'000	Derivatives used for hedging RMB'000	Other financial liabilities at amortised cost RMB'000	Total RMB'000
Financial liabilities					
Balance, 31 December 2013					
Borrowings	39,133,453	–	–	–	39,133,453
Obligations under finance leases	16,226,650	–	–	–	16,226,650
Derivative financial instruments	–	–	127,580	–	127,580
Trade and bills payable	7,169,440	–	–	–	7,169,440
Other payables and accrued expenses	11,860,368	–	–	–	11,860,368
Total	74,389,911	–	127,580	–	74,517,491

41. FINANCIAL INSTRUMENTS BY CATEGORY (continued)

(b) Company (continued)

	Loans and Receivables RMB'000	Assets at fair value through the profit and loss RMB'000	Derivatives used for hedging RMB'000	Available for sale RMB'000	Total RMB'000
Financial assets					
Balance, 31 December 2012					
Available-for-sale financial assets	–	–	–	216,256	216,256
Derivative financial instruments	–	–	18,074	–	18,074
Trade receivables	3,601,021	–	–	–	3,601,021
Prepayments and other Receivables excluding prepayments	6,494,290	–	–	–	6,494,290
Restricted bank deposits and short-term bank deposits	109,543	–	–	–	109,543
Cash and cash equivalents	617,422	–	–	–	617,422
Total	10,822,276	–	18,074	216,256	11,056,606

	Loans and receivables RMB'000	Liabilities at fair value through the profit and loss RMB'000	Derivatives used for hedging RMB'000	Other financial liabilities at amortised cost RMB'000	Total RMB'000
Financial liabilities					
Balance, 31 December 2012					
Borrowings	35,423,131	–	–	–	35,423,131
Obligations under finance leases	17,476,210	–	–	–	17,476,210
Derivative financial instruments	–	–	340,151	–	340,151
Trade payables and notes payable	7,558,342	–	–	–	7,558,342
Other payables and accrued expenses	10,942,271	–	–	–	10,942,271
Total	71,399,954	–	340,151	–	71,740,105

42. SHARE CAPITAL

	Group and Company 2013 RMB'000	2012 RMB'000
Registered, issued and fully paid of RMB1.00 each		
A shares listed on The Shanghai Stock Exchange ("A Shares")	8,481,079	7,782,214
– Tradable shares held by CEA Holding with trading moratorium (Note)	241,548	–
– Tradable shares held by CES Finance Holding Co., Ltd. with trading moratorium (Note)	457,317	–
– Tradable shares without trading moratorium	7,782,214	7,782,214
H shares listed on The Stock Exchange of Hong Kong Limited ("H Shares")	4,193,190	3,494,325
– Tradable shares held by CES Global Holding (Hong Kong) Limited with trading moratorium (Note)	698,865	–
– Tradable shares without trading moratorium	3,494,325	3,494,325
	12,674,269	11,276,539

42. SHARE CAPITAL (continued)

Pursuant to articles 49 and 50 of the Company's Articles of Association, both the listed A shares and the listed H shares are registered ordinary shares and carry equal rights.

Note:

Newly issued shares during 2013 are all shares with trading moratorium.

43. RESERVES

Group

	Share Premium RMB'000	Capital reserve (Note (a)) RMB'000	Hedging reserve (Note 40) RMB'000	Other reserve RMB'000 Restated	Accumulated losses RMB'000 Restated	Total RMB'000 Restated
At 1 January 2012	18,161,319	(720,057)	(286,938)	(3,259,701)	(8,038,808)	5,855,815
Unrealised loss on cashflow hedges (Note 40)	–	–	(9,211)	–	–	(9,211)
Fair value movements of available of available-for-sale financial assets held by associates	–	–	–	2,188	–	2,188
Fair value movements of available-for-sale financial assets	–	–	–	(351)	–	(351)
Actuarial gain on post-retirement benefit obligations	–	–	–	157,238	–	157,238
Acquisition of non-controlling interests in subsidiaries	(490,151)	–	–	–	–	(490,151)
Profit attributable to equity shareholders of the Company	–	–	–	–	3,071,514	3,071,514
Others	343,786	–	–	–	–	343,786
At 31 December 2012	18,014,954	(720,057)	(296,149)	(3,100,626)	(4,967,294)	8,930,828
At 1 January 2013	18,014,954	(720,057)	(296,149)	(3,100,626)	(4,967,294)	8,930,828
Unrealised gain on cashflow hedges (Note 40)	–	–	245,942	–	–	245,942
Fair value movements of available-for-sale financial assets held by associates	–	–	–	(2,931)	–	(2,931)
Fair value movements of available-for-sale financial assets	–	–	–	149,437	–	149,437
Actuarial gain on post-retirement benefit obligations	–	–	–	415,115	–	415,115
Profit attributable to equity shareholders of the Company	–	–	–	–	2,372,571	2,372,571
Issue of shares	2,174,661	–	–	–	–	2,174,661
Others	–	(57,576)	–	–	–	(57,576)
At 31 December 2013	20,189,615	(777,633)	(50,207)	(2,539,005)	(2,594,723)	14,228,047

43. RESERVES (continued)

Company

	Share Premium RMB'000	Capital reserve (Note (a)) RMB'000	Hedging reserve (Note 40) RMB'000	Other reserve RMB'000 Restated	Accumulated losses RMB'000 Restated	Total RMB'000 Restated
At 1 January 2012	17,945,120	(720,057)	(286,938)	(3,091,203)	(6,012,532)	7,834,390
Unrealised loss on cashflow hedges (Note 40)	–	–	(9,211)	–	–	(9,211)
Issue of shares	–	–	–	–	–	–
Actuarial gain on post-retirement benefit obligations	–	–	–	177,935	–	177,935
Profit for the year	–	–	–	–	2,622,495	2,622,495
Others	343,786	–	–	–	–	343,786
At 31 December 2012	18,288,906	(720,057)	(296,149)	(2,913,268)	(3,390,037)	10,969,395
At 1 January 2013	18,288,906	(720,057)	(296,149)	(2,913,268)	(3,390,037)	10,969,395
Unrealised gain on cashflow hedges (Note 40)	–	–	245,942	–	–	245,942
Issue of shares	2,174,661	–	–	–	–	2,174,661
Actuarial gain on post-retirement benefit obligations	–	–	–	521,682	–	521,682
Profit for the year	–	–	–	–	831,774	831,774
Fair value movements of available-for-sale financial assets	–	–	–	138,393	–	138,393
At 31 December 2013	20,463,567	(720,057)	(50,207)	(2,253,193)	(2,558,263)	14,881,847

Note:

(a) Capital reserve

Capital reserve represents the difference between the fair value of the net assets injected and the nominal amount of the Company's share capital issued in respect of a Group restructuring carried out in June 1996 for the purpose of the Company's listing.

44. ASSETS CLASSIFIED AS HELD FOR SALE

In December 2012, the Group entered into an agreement with a third party to dispose certain aircraft and related engines. The aircraft and engines with an aggregated carrying value of RMB344 million (after the impairment loss charge) ceased operation in 2013 and have been recognised as assets classified as held for sale at 31 December 2013. An impairment loss of approximately RMB50 million was made against these aircraft and engines by reference to the contracted selling price less estimated cost to sell (Note 10) for the year ended 31 December 2013.

45. NOTE TO CONSOLIDATED CASH FLOW STATEMENT

(a) Cash generated from operations

	2013 RMB'000	2012 RMB'000 Restated
Profit before income tax	2,217,100	3,136,588
Adjustments for:		
Depreciation of property, plant and equipment and intangible assets	8,174,278	7,509,252
Gain on disposals of property, plant and equipment	(316,184)	(101,196)
Gain on disposals of investment in associates	(8,555)	–
Share of results of associates	(38,335)	(103,209)
Share of results of jointly ventures	(26,588)	(29,960)
Amortisation of lease prepayments	51,920	47,658
Net foreign exchange gains	(1,976,329)	(147,836)
Gain arising from fair value movements of derivative financial instruments	(16,263)	(15,755)
Consumption of flight equipment spare parts	787,423	747,268
Impairment reversal for trade and other receivables	(1,577)	(6,872)
Provision for post-retirement benefits	182,789	581,775
Provision for return condition checks for aircraft under operating leases	871,616	792,770
Impairment charge/(reversal)	185,857	(13,467)
Interest income	(148,111)	(200,765)
Interest expense	1,548,622	1,697,474
Operating profit before working capital changes	11,487,663	13,893,725
Changes in working capital		
Flight equipment spare parts	(984,471)	(1,176,365)
Trade receivables	(557,376)	(427,908)
Prepayments and other receivables	(2,028,252)	(99,757)
Restricted bank deposits and short-term bank deposits	1,343,188	1,168,036
Sales in advance of carriage	440,104	(103,222)
Trade and bills payable	387,691	387,615
Other payables and accrued expenses	1,538,610	179,263
Other long-term liabilities	(94,313)	(383,759)
Provision for return condition checks for aircraft under operating leases	(453,212)	(293,134)
Staff housing allowances	(10,839)	40,361
Post-retirement benefit obligations	(171,468)	(304,057)
Operating lease deposits	223,169	(57,963)
Cash generated from operations	11,120,494	12,822,835

(b) Non-cash transactions

	2013 RMB'000	2012 RMB'000
Financing activities not affecting cash:		
Finance lease obligations incurred for acquisition of aircraft	4,524,879	5,712,958

46. COMMITMENTS

(a) Capital commitments

The Group and the Company had the following capital commitments:

	Group 2013 RMB'000	Group 2012 RMB'000	Company 2013 RMB'000	Company 2012 RMB'000
Authorised and contracted for:				
– Aircraft, engines and flight equipment (Note)	140,639,542	172,092,301	138,084,675	167,275,050
– Other property, plant and equipment	1,649,106	1,125,000	1,559,106	1,125,000
– Investment	38,402	–	38,402	525,000
	142,327,050	173,217,301	139,682,183	168,925,050
Authorised but not contracted for:				
– Other property, plant and equipment	3,421,499	3,132,616	1,883,718	1,749,353
– Investment	–	124,800	420,000	649,800
	3,421,499	3,257,416	2,303,718	2,399,153
	145,748,549	176,474,717	141,985,901	171,324,203

Note:

Contracted expenditures for the above aircraft, engines and flight equipment, including deposits prior to delivery, subject to future inflation increases built into the contracts were expected to be paid as follows:

	Group 2013 RMB'000	Group 2012 RMB'000	Company 2013 RMB'000	Company 2012 RMB'000
Within one year	44,673,462	26,320,538	42,836,455	24,137,187
In the second year	50,178,735	44,435,072	49,460,875	42,541,238
In the third year	27,753,646	51,730,954	27,753,646	50,990,886
In the fourth year	13,486,290	28,830,539	13,486,290	28,830,539
Over four years	4,547,409	20,775,198	4,547,409	20,775,200
	140,639,542	172,092,301	138,084,675	167,275,050

46. COMMITMENTS (continued)

(b) Operating lease commitments

As at the reporting period date, the Group and the Company had commitments under operating leases to pay future minimum lease rentals as follows:

	Group		Company	
	2013	2012	**2013**	2012
	RMB'000	RMB'000	**RMB'000**	RMB'000
Aircraft, engines and flight equipment				
Within one year	4,201,333	3,833,550	1,571,317	1,311,104
In the second year	3,698,437	3,504,777	1,351,686	1,171,718
In the third to fifth year inclusive	8,651,235	7,900,135	3,282,584	2,911,533
After the fifth year	5,581,285	6,438,693	409,513	1,464,294
	22,132,290	21,677,155	6,615,100	6,858,649
Land and buildings				
Within one year	275,594	240,084	115,319	92,902
In the second year	181,125	176,726	53,222	51,588
In the third to fifth year inclusive	414,552	413,229	61,103	102,227
After the fifth year	2,178,765	2,072,525	6,452	12,448
	3,050,036	2,902,564	236,096	259,165
	25,182,326	24,579,719	6,851,196	7,117,814

47. RELATED PARTY TRANSACTIONS

The Group is controlled by CEA Holding, which directly owns 40.03% of the Company's shares as at 31 December 2013 (2012: 42.84%). In addition, through CES Global Holding (Hong Kong) Limited, a wholly owned subsidiary of CEA Holding, CEA Holding owns 20.72% of the Company's shares as at 31 December 2013 (2012: 17.09%).

(a) Nature of related parties that do not control or controlled by the Group:

Name of related party	Relationship with the Group
Eastern Finance	Controlled by the same parent company
Kunming Dongmei Aviation Travel Co., Ltd. ("Kunming Dongmei")	Controlled by the same parent company
Dongmei Travel	Associate of the Company
Xian Dongmei Aviation Travel Co., Ltd. ("Xian Dongmei")	Controlled by the same parent company
Eastern Import & Export	Associate of the Company
Wheels & Brakes	Joint controlled entity of the Company
Technologies Aerospace	Joint controlled entity of the Company
Shanghai P&W	Associate of the Company
Shanghai Eastern Air Catering Co., Ltd. ("Shanghai Catering")	Controlled by the same parent company
Eastern Advertising	Associate of the Company
CEA Development Co., Ltd. ("CEA Development")	Controlled by the same parent company
Shanghai Hute Aviation Tech. Co., Ltd. ("Shanghai Hute")	Controlled by the same parent company
Shanghai Hang Lv International Freight Forwarding Co., Ltd. ("Hang Lv International Freight Forwarding")	Controlled by the same parent company
Eastern China Kaiya System Integration ("China Kaiya")	Controlled by the same parent company
Shanghai Aviation Import & Export Co., Ltd. ("Shanghai Import & Export")	Associate of the Company
Shanghai Eastern Airlines Investment Co., Ltd. ("Eastern Investment")	Associate of the Company
Eastern Air Tourism Investment Group Co., Ltd. ("Eastern Tourism")	Controlled by the same parent company
Jetstar	Associate of the Company

47. RELATED PARTY TRANSACTIONS (continued)

(b) Related party transaction

Nature of transactions	Related party	Pricing policy and decision process	Income/(expense or payments) 2013 RMB'000	2012 RMB'000
With CEA Holding or companies directly or indirectly held by CEA Holding:				
Interest income on deposits at an average rate of 0.35% per annum (2012: 0.39% per annum)	Eastern Finance	(iv)	25,352	45,996
Commission expense on air tickets sold on behalf of the Group, at rates ranging from 3% to 9% of the value of tickets sold	Dongmei Travel	(ii)	(9,836)	(12,438)
	Kunming Dongmei	(ii)	–	(4,858)
	Xian Dongmei	(ii)	–	(2,540)
Handling charges of 0.1% to 2% for purchase of aircraft, flight equipment, flight equipment spare parts, other property, plant and flight equipment and repairs for aircraft and engines	Eastern Import & Export	(ii)	(105,293)	(78,756)
Repairs and maintenance expense for aircraft and engines	Wheels & Brakes	(ii)	(72,363)	(58,483)
	Technologies Aerospace	(ii)	(142,163)	(194,528)
	Shanghai P&W	(ii)	(1,659,500)	(2,009,050)
Supply of food and beverages	Shanghai Catering and its subsidiaries	(i)	(919,051)	(783,384)
Advertising expense	Eastern Advertising	(ii)	(10,099)	(38,846)
Media royalty fee	Eastern Advertising	(iii)	14,908	36,030
Automobile maintenance service, aircraft maintenance, providing transportation automobile and other products	CEA Development	(ii)	(142,569)	(121,854)
Equipment maintenance fee	Shanghai Hute	(ii)	(68,653)	(47,205)
Land and building rental	CEA Holding	(ii)	(59,141)	(66,763)
Acquisition of a subsidiary	Eastern Tourism	(v)	(11,876)	–
Acquisition of non-controlling interests in subsidiaries	CEA Holding		–	(83,952)
	Shanghai Import & Export	(v)	–	(20,694)
Acquisition of non-controlling interests in associates	Eastern Tourism	(v)	–	(13,851)
Disposal of investment in an associate	Eastern Investment	(v)	–	93,680

47. RELATED PARTY TRANSACTIONS (continued)

(b) Related party transaction (continued)

(i) The Group's pricing policies on products purchased from related parties are mutually agreed based on market prices between contract parties.

(ii) The Group's pricing policies on services provided by related parties are mutually agreed based on the market prices between contract parties.

(iii) The Group's pricing policies on services provided to related parties are mutually agreed based on the market prices between contract parties.

(iv) The Group's pricing policies on related party interest rate are mutually agreed based on benchmark interest rates between contract parties.

(v) The Company's pricing policies on transfer of equity or dispose of investment are based on the valuation prices.

(c) Balances with related companies

(i) Amounts due from related companies

	Group		Company	
	2013	2012	2013	2012
	RMB'000	RMB'000	RMB'000	RMB'000
Trade receivables				
Kunming Dongmei	–	4,213	–	–
Hang Lv International Freight Forwarding	793	–	–	–
China Cargo	–	–	1,412,611	2,181,624
Others	672	4,308	81,898	6,305
	1,465	8,521	1,494,509	2,187,929
Prepayments and other receivable				
Eastern Import & Export	169,081	370,125	46,821	309,119
China Kaiya	13,960	19,694	13,685	19,694
Shanghai Airlines	–	–	6,286,777	2,245,339
China Cargo	–	–	459,177	748,386
United Airlines	–	–	167,339	638,234
CEA Yunnan	–	–	438,399	462,702
CEA Wuhan	–	–	172,207	34,518
Others	18,391	13,025	151,892	119,560
	201,432	402,844	7,736,297	4,577,552

All the amounts due from related companies are trade in nature, interest free and payable within normal credit trade customers.

47. RELATED PARTY TRANSACTIONS (continued)

(c) Balances with related companies (continued)

(ii) Amounts due to related companies

	Group		Company	
	2013	2012	**2013**	2012
	RMB'000	RMB'000	**RMB'000**	RMB'000
Trade and bills payable				
Eastern Import & Export	**942,442**	1,210,603	**860,846**	852,156
Shanghai P&W	**4**	467,885	**4**	422,574
Shanghai Catering	**3,916**	134,696	**2,640**	119,953
Technologies Aerospace	**29,480**	63,136	**2,335**	60,201
China Cargo	**–**	–	**928,734**	1,736,158
CEA Yunnan	**–**	–	**514,732**	1,264,452
Shanghai Airlines	**–**	–	**1,599,575**	947,158
CEA Jiangsu	**–**	–	**457,512**	757,453
United Airlines	**–**	–	**632,595**	724,879
Others	**20,577**	73,324	**381,101**	289,818
	996,419	1,949,644	**5,380,074**	7,174,802
Other payables and accrued expenses				
Eastern Import & Export	**44,748**	96,861	**44,748**	96,811
Shanghai P&W	**322,986**	–	**238,302**	–
Shanghai Catering	**223,850**	–	**4,520**	–
CEA Holding	**62,887**	73,020	**62,887**	72,997
Eastern Air Overseas HK	**–**	–	**4,522,460**	1,557,295
China Cargo	**–**	–	**166,363**	220,054
United Airlines	**–**	–	**152,278**	188,379
Shanghai Airlines	**–**	–	**181,033**	93,955
Others	**48,109**	25,003	**56,716**	182,737
	702,580	194,884	**5,429,307**	2,412,228

Except for the amounts due to CEA Holding, which are reimbursement in nature, all other amounts due to related companies are trade in nature. All amounts due to related companies are interest free and payable within normal credit terms given by trade creditors.

47. RELATED PARTY TRANSACTIONS (continued)

(c) Balances with related companies (continued)

(iii) Short-term deposits and borrowings with associates and CEA Holding

	Average interest rate		Group		Company	
	2013 RMB'000	2012 RMB'000	2013 RMB'000	2012 RMB'000	2013 RMB'000	2012 RMB'000
Short-term deposits (included in restricted bank deposits and short-term bank deposits) **"Eastern Finance"**	0.39%	0.39%	620,364	1,451,526	265,090	3,713
Short-term loans (included in borrowings) **"Eastern Finance"**	4.01%	4.98%	1,421,070	675,426	800,000	–
Long-term loans (included in borrowings) **"Eastern Finance"**	5.76%	5.64%	165,000	165,000	–	–

(d) Guarantees by holding company

As at 31 December 2013, bank loans of the Group guaranteed by CEA Holding were nil (2012: RMB95 million) (Note 34).

(e) Key management compensation

The compensation paid or payable to key management for employee services mainly comprised of salaries and other short-term employee benefits and was analysed as below:

	2013 RMB'000	2012 RMB'000
Directors and supervisors (Note 9(a))	3,928	3,393
Senior management	3,331	2,742
	7,259	6,135

Those key management are entitled to the Group's post-retirement benefit plan, whose amount is not included in the compensation as set out above.

48. ULTIMATE HOLDING COMPANY

The Directors regard CEA Holding, a state-owned enterprise established in the PRC, as being the ultimate holding company.

49. EVENTS AFTER THE REPORTING PERIOD

(a) On 28 February 2014, the Company entered into a purchase agreement with Airbus SAS to purchase seventy brand new Airbus A320NEO aircraft. The Airbus aircraft are expected to be delivered to the Company in stages from 2018 to 2020.

(b) On 28 February 2014, the Company entered into a disposal agreement with Airbus SAS to dispose its even Airbus A300-600 aircraft and certain spare parts and spare engines.

(c) On 6 March 2014, the Company issued RMB2.5 billion of 4.8% guaranteed bonds due 13 March 2017. The closing date was 13 March 2014. The bonds will mature on 13 March 2017. The issue was approved by the shareholders during the Company's 29 June 2011 meeting.

(d) According to the meeting of board of directors held on 26 March 2014, it was agreed that the Company would inject share capital of RMB375 million in Eastern Air Group Finance Company limited based on the exiting shareholding structure and proportion and the President of the Company was authorised to implement.

50. COMPARATIVE AMOUNTS

As further explained in note 2(a)(ii), due to the adoption of revised IFRS during the current year, the accounting treatment and presentation of certain items and balances in the financial statements as of 31 December 2012 and for the year then ended were revised to comply with the new requirements. A third statement of financial position as at 1 January 2012 is presented in accordance with IAS1. Furthermore, certain comparative amounts were reclassified to conform with the current year presentation.

Supplementary Financial Information

The following consolidated financial information is extracted from the consolidated financial statements of the Group, prepared under the PRC Accounting Standards.

Consolidated Profit or Loss

(Prepared in accordance with PRC Accounting Standards)
For the year ended 31 December 2013

	2013 RMB'000	2012 RMB'000 Restated
Revenue	88,009,236	86,409,257
Less: Cost of operation	(80,338,644)	(75,539,288)
Taxes and surcharges	(306,374)	(670,131)
Selling and distribution expenses	(5,909,724)	(5,443,022)
General and administrative expense	(2,838,612)	(3,021,007)
Finance expenses, net	440,300	(1,464,341)
Impairment loss	(183,866)	19,927
Add: Fair value gain	18,338	24,831
Investment income	68,053	234,058
Operating profit	(1,041,293)	550,284
Add: Non-operating income	3,319,400	2,711,511
Less: Non-operating expenses	(57,541)	(23,239)
Total profit	2,220,566	3,238,556
Less: Income tax	(124,281)	(207,692)
Net profit	2,096,285	3,030,864
Attribute to:		
– Equity shareholders of the Company	2,376,037	3,173,196
– Non-controlling interests	(279,752)	(142,332)
	2,096,285	3,030,864

Condensed Consolidated Statement of Financial Position

(Prepared in accordance with PRC Accounting Standards)
For the year ended 31 December 2013

	2013 RMB'000	2012 RMB'000 Restated
Assets		
Current assets	12,609,920	12,751,731
Long-term investment	1,497,432	1,251,631
Fixed assets and construction in progress	109,029,447	94,360,818
Goodwill	9,027,595	9,027,595
Intangible assets and non-current assets	5,222,653	4,154,195
Deferred tax assets	389,466	124,658
Total assets	137,776,513	121,670,628
Liabilities and equity		
Current liabilities	53,081,703	49,000,253
Non-current liabilities	58,374,537	53,196,817
Deferred tax liabilities	29,550	29,326
Total Liabilities	111,485,790	102,226,396
Equity shareholders of the Company	24,616,699	17,922,345
Non-controlling interests	1,674,024	1,521,887
Total equity	26,290,723	19,444,232
Total liabilities and equity	137,776,513	121,670,628

(A) Significant Differences between International Financial Reporting Standards ("IFRS") and PRC Accounting Standards

The Group's accounting policies, which conform with IFRS, differ in certain aspects from PRC Accounting Regulations. Differences between IFRS and PRC Accounting Standards which have a significant effect on the consolidated profit attributable to equity shareholders of the Company and consolidated net assets attributable to equity shareholders of the Company are summarised as follows:

	2013 RMB'000	2012 RMB'000 Restated
Consolidated profit attributable to equity shareholders of the Company		
As stated in accordance with PRC Accounting Standards	2,376,037	3,173,196
Impact of IFRS and other adjustments:		
– Intangible assets(goodwill)(a)	–	–
– Difference in depreciation charges for aircraft and engines due to different depreciation lives and revaluation(b)	(3,466)	(21,958)
– Adjustment of business combination under common control	–	(332)
– Others	–	(79,392)
As stated in accordance with IFRS	2,372,571	3,071,514

	2013 RMB'000	2012 RMB'000 Restated
Consolidated net assets attributable to equity shareholders of the Company		
As stated in accordance with PRC Accounting Standards	24,616,699	17,922,345
Impact of IFRS and other adjustments:		
– Intangible assets(good will)(a)	2,242,100	2,242,100
– Difference in depreciation charges for aircraft and engines due to different depreciation lives and revaluation(b)	49,435	52,901
– Adjustment of business combination under common control	–	(4,061)
– Non-controlling interests(c)	(5,918)	(5,918)
As stated in accordance with IFRS	26,902,316	20,207,367

(a) The recognition and measurement of the fair values of the acquisition costs and identifiable assets and liabilities of Shanghai Airlines acquired are different under IFRS and the PRC Accounting Standards, which result in difference in the intangibles/goodwill recognised arising from the acquisition.

(b) Under the PRC Accounting Standards, on or before 30 June 2001, depreciation of aircraft was calculated to write off their costs on a straight-line basis over their expected useful lives of 10 to 15 years to their residual values of 3%. With effect from 1 July 2001, depreciation of aircraft under the PRC Accounting Standards is calculated to write off their costs on a straight-line basis over their expected useful lives of 15 to 20 years to their residual values of 5% of costs, the change was applied prospectively which resulted in the difference in the carrying amounts under IFRS and the PRC Accounting Standards. These differences will be reduced progressively in the coming years, and will be fully eliminated when the related assets are fully depreciated or disposed.

(c) This difference results from the influence of above items on Non-controlling interests.

Corporate Information

DIRECTORS

Liu Shaoyong *(Chairman)*
Ma Xulun *(Vice Chairman, President)*
Xu Zhao *(Director)*
Gu Jiadan *(Director)*
Li Yangmin *(Director, Vice President)*
Tang Bing *(Director, Vice President)*
Sandy Ke-Yaw Liu *(Independent Non-executive Director)*
Ji Weidong *(Independent Non-executive Director)*
Shao Ruiqing *(Independent Non-executive Director)*
Li Ruoshan *(Independent Non-executive Director)*
Ma Weihua *(Independent Non-executive Director)*

SUPERVISORS

Yu Faming *(Chairman of the Supervisory Committee)*
Xi Sheng *(Supervisor)*
Ba Shengji *(Supervisor)*
Feng Jinxiong *(Supervisor)*
Yan Taisheng *(Supervisor)*

SENIOR MANAGEMENT

Wu Yongliang *(Vice President, Chief Financial Officer)*
Tian Liuwen *(Vice President)*
Feng Liang *(Vice President)*
Sun Youwen *(Vice President)*
Wang Jian *(Board Secretary, Joint Company Secretary)*

Note: Mr. Shu Mingjiang ceased to be a vice president of the Company and Mr. Sun Youwen was appointed as a vice president of the Company, with effect from 24 March 2014.

COMPANY SECRETARY

Wang Jian
Ngai Wai Fung

AUTHORISED REPRESENTATIVES

Liu Shaoyong
Wang Jian

COMPANY'S WEBSITE ADDRESS

http://www.ceair.com

COMPANY'S E-MAIL ADDRESS

ir@ceair.com

COMPANY'S OFFICE ADDRESS

2550 Hongqiao Road, Shanghai, China

COMPANY'S STOCK INFORMATION

A Shares Place of listing: The Shanghai Stock Exchange	Abbreviation: CEA	Code: 600115
H Shares Place of listing: The Stock Exchange of Hong Kong	Abbreviation: CEA	Code: 00670
ADR Place of listing: NYSE	Abbreviation: China Eastern	Code: CEA

AUDITORS

Auditor for Hong Kong financial report:	Ernst & Young 28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Auditor for domestic and USA financial reports:	Ernst & Young Hua Ming LLP Level 16, Ernst & Young Tower, Tower E3, Oriental Plaza, No. 1 East Chang An Avenue, Dong Cheng District, Beijing, China

LEGAL ADVISERS

Hong Kong: Baker & McKenzie
USA: Baker & McKenzie
China: Beijing Commerce & Finance Law Office

PRINCIPAL BANKS

Industrial and Commercial Bank of China, Shanghai Branch
China Construction Bank, Shanghai Branch
The Bank of China, Shanghai Branch

SHARE REGISTRAR

Hong Kong Registrars Limited
Rooms 1712–1716, 17th Floor, Hopewell Centre,
183 Queen's Road East, Hong Kong

The Bank of New York
101 Barclay Street
New York, NY 10286 USA

China Securities Depository and Clearing Corporation Limited, Shanghai Branch
166 East Lu Jiazui Road, Pudong New Area, Shanghai

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

Unit B, 31/F., United Centre, 95 Queensway, Hong Kong

CUSTODIAN FOR LISTED SHARES WITH TRADING MORATORIUM

China Securities Depository and Clearing Corporation Limited, Shanghai Branch

CHANGE OF BUSINESS LICENSE REGISTRATION

The Company changed its business license registration due to changes in the registered capital of the Company.

Registered capital of the Company:	RMB12,674,268,860
Registered address of the Company:	66 Airport Street, Pudong International Airport, Shanghai, China
Business License Registration Number of the Corporation Legal Person:	310000400111686 (Airport)
Tax Registration Number:	310043741602981
Organization code:	74160298-1



目錄

釋義

於本報告內，除文義另有所指外，下列詞彙具備以下涵義：

可用座公里	指	可出售的最大座位數與航距的乘積
可用噸公里數	指	飛行公里數乘以收費運載(乘客及／或貨物)的可用載運噸位
公司章程	指	本公司公司章程
可用貨郵噸公里	指	可出售的最大貨郵載運量與航距的乘積
董事會	指	本公司董事會
民航局	指	中國民用航空局
東航實業	指	上海東方航空實業有限公司，係東航集團下屬控股公司，東航集團持有95%股權，本公司持有5%股權
東航集團	指	中國東方航空集團公司，係本公司控股股東
東航西北	指	中國東方航空西北公司，由東航集團全資擁有
東航金戎	指	東航金戎控股有限責任公司，係東航集團全資附屬公司，本公司主要股東
東航國際	指	東航國際控股(香港)有限公司，係東航集團間接持有的全資附屬公司，東航金戎直接持有的全資附屬公司，本公司主要股東
東航傳媒	指	東方航空傳媒股份有限公司，係東航集團下屬控股公司，東航集團持有55%股權，本公司持有45%股權
東方航空、東航、公司或本公司	指	中國東方航空股份有限公司
中貨航	指	中國貨運航空有限公司，係本公司的全資附屬公司，東航物流下屬控股公司
中聯航	指	中國聯合航空有限公司，係本公司的全資附屬公司
《守則》	指	上市規則附錄十四《企業管治守則》
代碼共享	指	代碼共享是一種被全球各航空公司普遍採用的營銷安排，根據與其他航空公司簽訂的代碼共享協議，一家航空公司可以將其他航空公司經營的代碼共享航班的座位作為其自有產品進行銷售
中國證監會	指	中國證券監督管理委員會
行李直掛	指	托運行李由始發站直掛至目的地
董事	指	本公司董事
東航食品公司	指	東方航空食品投資有限公司，係東航集團下屬控股公司，東航集團持有55%股權，本公司持有45%股權
東航財務公司	指	東航集團財務有限責任公司，係東航集團下屬控股公司，東航集團持有53.75%股權，東航金戎持有21.25%股權，本公司持有25%股權
東航海外	指	東航海外(香港)有限公司，係本公司的全資附屬公司
東航投資	指	上海東航投資有限公司，係東航集團的全資附屬公司
東航進出口公司	指	東方航空進出口有限公司，係東航集團下屬控股公司，東航集團持有55%股權，本公司持有45%股權
東航物流	指	東方航空物流有限公司，係本公司的全資附屬公司
東航旅業	指	東航旅業投資(集團)有限公司，係東航集團的全資附屬公司
東航旅遊	指	上海東航國際旅行社有限公司，係上航國旅直接持有的全資附屬公司、本公司間接持有的全資附屬公司
貨郵載運率	指	貨郵載運噸公里與可用貨郵噸公里之比

貨郵周轉量	指	每一航段貨物、郵件重量與該航段距離的乘積之和
常旅客計劃	指	航空公司向經常乘坐其航班的旅客推出的以里程累積獎勵為主的促銷手段
本集團	指	本公司及其附屬公司
HKSCC	指	香港中央結算(代理人)有限公司(Hong Kong Securities Clearing Company Ltd.),經營香港的中央結算及交收系統,乃認可的結算機構。香港中央結算有限公司是港交所全資附屬公司。投資者股份集中存放在香港中央結算有限公司。
香港聯交所	指	香港聯合交易所有限公司
國際財務報告準則	指	國際財務報告準則
捷星香港	指	捷星香港航空有限公司,係本公司聯營公司
捷星國際	指	Jetstar International Group Holdings Co., Limited,澳航的全資附屬公司
上市規則	指	香港聯合交易所有限公司證券上市規則
標準守則	指	上市規則附錄十《上市公司董事進行證券交易的標準守則》
紐約交易所	指	紐約證券交易所
客座率	指	旅客周轉量與可用座公里之比
旅客周轉量	指	每一航段旅客運輸量(人)與該航段距離的乘積之和
中國	指	中華人民共和國
澳航	指	澳洲航空公司
貨郵載運噸公里	指	實際貨郵載運噸數與航距的乘積
客運人公里	指	乘客數量與航距的乘積
收入噸公里	指	實際載運噸數與航距的乘積
收入噸公里收益	指	客運收入和貨郵收入之和與運輸總周轉量之比
證券及期貨條例	指	證券及期貨條例(香港法例第571章)
上海航空或上航	指	上海航空有限公司,係本公司下屬全資公司
上海東美	指	上海東美航空旅遊有限公司,係東航集團下屬控股公司,東航旅業持有72.84%股權,本公司持有27.16%股權
上航國旅	指	上海航空國際旅遊(集團)有限公司,係本公司的全資附屬公司
股東	指	本公司股東
信德集團	指	香港信德集團有限公司
信德投資	指	騰昇投資有限公司,信德集團的全資附屬公司
天合聯盟	指	SkyTeam Alliance,是全球三大國際航空公司聯盟之一,天合聯盟的詳情請參見網址http://www.skyteam.com/
監事	指	本公司監事
報告期末	指	2013年12月31日
報告期	指	2013年1月1日至12月31日
運輸總周轉量	指	每一航段的旅客、行李、郵件、貨物的重量與該航段距離乘積之和(每位成年旅客的重量按90公斤計算)
美國	指	美利堅合眾國
貨郵載運量	指	實際裝載貨郵的重量

財務摘要

(按國際財務報告準則編製)

以人民幣百萬元計

	二零零九年	二零一零年	二零一一年	二零一二年	二零一三年
截至十二月三十一日止年度					
營業額	38,989	73,804	82,403	85,253	88,245
其他營業收益	1,288	658	1,062	1,833	2,725
營業支出	(38,340)	(68,664)	(79,201)	(82,734)	(89,394)
經營溢利／(虧損)	1,937	5,798	4,264	4,352	1,576
財務收入／(支出),淨額	(1,549)	(347)	561	(1,349)	576
除税前利潤／(虧損)	365	5,519	4,932	3,137	2,217
本公司權益持有者應佔年度溢利／(虧損)	280	5,056	4,661	3,072	2,373
本公司權益持有者應佔每股盈利／(虧損)(人民幣元)(1)	0.04	0.45	0.41	0.27	0.20

	二零零九年	二零一零年	二零一一年	二零一二年	二零一三年
於十二月三十一日					
現金及現金等價	1,735	3,078	3,861	2,512	1,995
淨流動負債	(28,648)	(27,184)	(29,679)	(35,948)	(40,472)
非流動資產	65,035	91,293	101,092	111,214	127,458
長期借款,包括流動部份	(16,928)	(27,373)	(30,321)	(32,856)	(36,175)
融資租賃負債包括流動部份	(19,370)	(19,208)	(20,261)	(21,858)	(23,135)
本公司權益持有者應佔總股本及儲備	(1,287)	12,094	17,132	20,207	26,902

(1) 二零零九年的每股溢利是根據當年度的本公司權益持有者應佔溢利除以發行在外普通股的加權平均股數6,436,828,000股計算;二零一零年的每股溢利是根據當年度的本公司權益持有者應佔溢利除以發行在外普通股的加權平均股數11,149,426,000股計算。二零一一年、二零一二年每股溢利是根據當年度的本公司權益持有者應佔溢利除以發行在外普通股11,276,538,860股計算。二零一三年每股溢利是根據當年度的本公司權益持有者應佔溢利除以發行在外普通股的加權平均股數12,091,881,000股計算。

營業額

(人民幣百萬元)


88,245
09
10
11
12
13

經營溢利／(虧損)

(人民幣百萬元)


1,576
09
10
11
12
13

會計數據與業務數據摘要
（按中國企業會計準則編製）

截至二零一三年十二月三十一日止年度利潤

	人民幣百萬元
淨利潤	2,096
主營業務利潤	6,565
其他業務利潤	1,106
投資收益	68
營業外收支淨額	3,262

主要會計數據和財務指標
（人民幣百萬元）

	二零一二年	二零一三年
1. 營業收入	86,409.26	88,009.24
2. 歸屬於本公司權益持有者淨利潤	3,173.20	2,376.04
3. 總資產	121,670.63	137,776.51
4. 股東權益	19,444.23	26,290.72
5. 每股收益（人民幣元）	0.28	0.20
6. 每股淨資產（人民幣元）	1.72	2.07

註：

1. 主要財務指標計算方法如下：
   每股收益＝歸屬於本公司權益持有者淨利潤÷發行在外普通股的加權平均數
   每股淨資產＝年度末股東權益÷年度末普通股股份總數



主要營運數據摘要

	二零一三年	二零一二年	變動幅度
運輸能力			
可用噸公里(ATK)*(百萬)*	21,714.78	19,721.41	10.11%
一國內航線	11,572.95	10,531.56	9.89%
一國際航線	9,377.23	8,493.45	10.41%
一地區航線	764.60	696.40	9.79%
可用座公里(ASK)*(百萬)*	152,075.22	136,723.95	11.23%
一國內航線	104,459.31	95,167.75	9.76%
一國際航線	42,181.19	36,472.11	15.65%
一地區航線	5,434.72	5,084.09	6.90%
可用貨郵噸公里(AFTK)*(百萬)*	8,028.01	7,416.25	8.25%
一國內航線	2,171.61	1,966.46	10.43%
一國際航線	5,580.93	5,210.96	7.10%
一地區航線	275.47	238.84	15.34%
飛行小時*(千)*	1,540.39	1,404.52	9.67%
運輸量			
收入噸公里(RTK)*(百萬)*	15,551.78	14,406.48	7.95%
一國內航線	8,321.46	7,705.32	8.00%
一國際航線	6,749.46	6,243.40	8.11%
一地區航線	480.85	457.76	5.04%
客運人公里(RPK)*(百萬)*	120,461.13	109,112.68	10.40%
一國內航線	82,811.97	76,155.58	8.74%
一國際航線	33,600.01	29,105.09	15.44%
一地區航線	4,049.14	3,852.01	5.12%
貨郵載運噸公里(RFTK)*(百萬)*	4,857.18	4,700.90	3.32%
一國內航線	959.29	922.68	3.97%
一國際航線	3,774.61	3,661.41	3.09%
一地區航線	123.28	116.82	5.53%
載運旅客人次*(千)*	79,093.68	73,077.06	8.23%
一國內航線	67,142.33	62,360.47	7.67%
一國際航線	8,991.71	7,903.00	13.78%
一地區航線	2,959.64	2,813.59	5.19%
貨郵載運量(公斤)*(百萬)*	1,410.29	1,416.48	-0.44%
一國內航線	697.53	679.85	2.60%
一國際航線	613.56	641.94	-4.42%
一地區航線	99.20	94.69	4.76%

	二零一三年	二零一二年	變動幅度
載運率			
綜合載運率*(%)*	71.62	73.05	-1.43 pts
一國內航線	71.90	73.16	-1.26 pts
一國際航線	71.98	73.51	-1.53 pts
一地區航線	62.89	65.73	-2.84 pts
客座率*(%)*	79.21	79.81	-0.60 pts
一國內航線	79.28	80.02	-0.74 pts
一國際航線	79.66	79.80	-0.14 pts
一地區航線	74.51	75.77	-1.26 pts
貨郵載運率*(%)*	60.50	63.39	-2.89 pts
一國內航線	44.17	46.92	-2.75 pts
一國際航線	67.63	70.26	-2.63 pts
一地區航線	44.75	48.91	-4.16 pts
收益率和成本統計			
收入噸公里收益*(人民幣)*	5.18	5.51	-6.10%
一國內航線	6.23	6.68	-6.81%
一國際航線	3.68	3.89	-5.40%
一地區航線	8.08	8.04	0.45%
客運人公里收益*(人民幣)*	0.61	0.65	-7.51%
一國內航線	0.61	0.66	-7.28%
一國際航線	0.56	0.62	-9.12%
一地區航線	0.85	0.84	1.21%
貨運噸公里收益(AFTK)*(人民幣)*	1.57	1.71	-8.31%
一國內航線	1.30	1.44	-9.76%
一國際航線	1.56	1.70	-8.24%
一地區航線	3.71	3.94	-5.84%

截至二零一三年十二月三十一日機隊情況

單位：架

序號	機型	自購及融資租賃	經營租賃	小計	平均機齡（年）
客機合計		**302**	**149**	**451**	**6.72**
寬體機		44	11	55	7.8
1	A340-600	5	–	5	9.99
2	A330-300	8	7	15	6.73
3	A330-200	18	3	21	2.53
4	A300-600R	7	–	7	19.03
5	B767	6	1	7	13.15
窄體機		258	138	396	6.57
6	A321	33	–	33	4.11
7	A320	101	44	145	6.41
8	A319	15	8	23	6.41
9	B757-200	5	3	8	12.26
10	B737-800	28	66	94	4.33
11	B737-700	42	17	59	7.38
12	B737-300	16	–	16	17.55
13	CRJ-200	8	–	8	12.16
14	EMB-145LR	10	–	10	7.26
貨機合計		**3**	**11**	**14**	**11.16**
15	A300-600R	1	–	1	23.49
16	B747-400ER	2	3	5	12.91
17	B757-200F	–	2	2	24.4
18	B777F	–	6	6	3.24
客貨飛機合計		**305**	**160**	**465**	**6.86**
托管公務機總數				**13**	
飛機總數				**478**	

機隊規劃計劃單

本公司未來機隊將以遠程B777系列、中遠程A330系列、中短程A320和B737NG系列為主力機型，並適時退出高耗能的老舊機型，二零一四年至二零一八年機隊計劃具體情況如下：

二零一四年至二零一八年飛機引進及退出計劃

單位：架

機型	二零一四年		二零一五年		二零一六年		二零一七年		二零一八年	
	引進	退出	引進	退出	引進	退出	引進	退出	引進	退出
客機										
A320系列	34	16	26	9	25	6	15	–	15	–
A330系列	8	–	7	–	–	–	–	–	–	10
A340-600	–	1	–	4	–	–	–	–	–	–
A300-600	–	7	–	–	–	–	–	–	–	–
B777系列	4	–	5	–	5	–	3	–	3	–
B737NG	27	7	37	10	15	10	–	17	–	5
B757	–	2	–	1	–	–	–	–	–	–
B767	–	1	–	–	–	–	–	–	–	–
CRJ	–	8	–	–	–	–	–	–	–	–
EMB-145LR	–	–	–	5	–	5	–	–	–	–
客機合計	**73**	**42**	**75**	**29**	**45**	**21**	**18**	**17**	**18**	**15**
貨機										
A300-600F	–	1	–	–	–	–	–	–	–	–
B747F	–	1	–	1	–	–	–	1	–	–
貨機合計	–	**2**	–	**1**	–	–	–	**1**	–	–
合計	**73**	**44**	**75**	**30**	**45**	**21**	**18**	**18**	**18**	**15**

註： 根據市場情況，上述引進飛機的數量和時間、退出飛機的數量和時間可能會有調整。

1月

1月8日

1月8日，本公司榮獲「2012品牌金博獎 • 年度企業社會責任品牌」殊榮。

3月

3月20日

3月20日，本公司首次入選2013年度《財富》（中文版）企業社會責任排行榜前十強。

4月

4月18日

4月18日，本公司「東方萬里行」商標及上海航空「紅底白鶴商標」被上海市工商行政管理局認定為「上海市著名商標」。

4月26日

4月26日，本公司武漢－舊金山國際航綫正式開航，中國光谷與美國矽谷之間正式搭建起了方便快捷的空中通道。

5月

5月1日

5月1日起，本公司飛行、乘務、地服人員全面換裝，打造全新形象。

5月6日

5月6日，本公司榮獲2012年「上海十大品牌」。

5月26日

5月26日，本公司2012年度企業社會責任報告獲中國社會科學院經濟學部評「四星級優秀報告」的專業肯定。




2013年度《财富》（中文版）企业社会责任排行榜




ASIAMONEY
BEST
MANAGED
COMPANIES
2013
BEST MANAGED
COMPANY IN CHINA
– MEDIUM CAP

6月

6月5日

6月5日，本公司下屬全資公司中國貨運航空有限公司在德國慕尼黑宣布正式加入天合貨運聯盟。

8月

8月20日

8月20日，本公司開通的重慶至洛杉磯航綫成功首航。

9月

9月2日

9月2日，本公司全資子公司東方航空物流有限公司旗下電子商務網站「東航產地直達」(www.eaemall.com)正式改版上綫。

9月26日

9月26日，本公司榮獲香港《亞洲貨幣》評選的「最佳中等市值公司」。

10月

10月18日

10月18日，本公司開通的上海－馬尼拉航綫成功首航。

11月

11月20日

11月20日，本公司下屬全資子公司東航物流有限公司榮獲「2013中國十大競爭力物流企業」稱號。

11月28日

11月28日，本公司在「2013中國證券金紫荊獎」中榮獲「最佳上市公司獎」和「最佳投資者關係管理上市公司獎」。




企业社会责任25强
中国东方航空股份有限公司
China Eastern Airlines Corporation Limited




东航开通重庆——洛杉矶定



劉紹勇
董事長

致各位股東：

本人謹此提呈本集團截至二零一三年十二月三十一日止年度報告，並代表本集團全體員工向各位股東致意。

業績綜述

二零一三年，世界發達國家經濟緩慢復蘇，新興經濟體增速下滑，燃油價格高位運行；中國經濟雖然保持增長但增速放緩，國內高端商務客源需求減弱，中國國內民航運力以較快速度增長使得市場競爭加劇。面對嚴峻的經濟環境，本集團積極應對，在安全形勢平穩可控的前提下，持續優化機隊結構，及時調整航線和運力佈局，加強市場營銷，提升服務品質，推進信息化建設及業務轉型。二零一三年，本集團實現營業收入人民幣882.45億元，同比上升3.51%，歸屬於母公司的淨利潤為人民幣23.73億元，同比下降22.76%。

二零一三年，本集團根據市場需求的變化，適時調整運力投放，精細運價和艙位管理，保證了客運業務的穩步增長。國內方面，圍繞推進上海核心樞紐、昆明和西安區域樞紐建設，持續優化航線網絡和航班時刻。地區（港澳台）方面，通過加密航班班次，優化機型，維持港澳台地區航線的競爭力和影響力。國際方面，根據中日市場變化，靈活調整日本航線運力，同時抓住出境旅客快速增長的機遇，增加北美、歐洲、韓國、東南亞等航線的運力投入。

二零一三年，本集團共投入可用座公里152,075.22百萬座公里，同比增加11.23%，運送旅客7,909.37萬人次，同比增加8.23%；客座率79.21%，同比減少0.60個百分點；實現客運收入人民幣729.28億元，同比增長2.11%。

二零一三年，以航班起降架次統計，本集團在上海虹橋機場、上海浦東機場、昆明機場和西安機場的市場份額分別為48.7%、37.7%、44.4%與31.3%，以旅客吞吐量統計，本集團在上海虹橋機場、上海浦東機場、昆明機場和西安機場的市場份額分別為47.4%、35.4%、41.2%與31.5%。本集團在上海、昆明、西安等核心市場保持了較強的影響力。

二零一三年，全球航空貨運市場仍處於低谷，國內部分快遞企業涉足航空貨運業，導致市場競爭加劇，加大了本集團貨運業務的經營難度。本集團通過收縮貨運機隊、優化航線網絡來應對市場需求的變化，並積極推進業務轉型，拓展物流集成、快遞等增值業務。二零一三年，本集團可用貨郵噸公里8,028.01百萬噸公里，同比增加8.25%；運送貨郵1,410.29百萬公斤，同比減少0.44%；貨郵載運率為60.50%，同比下降2.89個百分點；實現貨郵運輸收入人民幣76.03億元，同比減少5.26%。

經營回顧

安全運營

本集團高度重視安全管理，嚴格落實安全責任制；制定安全管理警示線，強化運行人員的安全意識；繼續深化SMS（安全管理體系）建設，提高風險管控能力；成立了飛行安全技術應用研究院，加強安全信息分析和科學管理。二零一三年，本集團安全飛行154.04萬小時，同比上升9.67%。

機隊結構

二零一三年，本集團新引進58架客機，包括中遠程A330系列、中短程A320系列、B737NG等機型；退出9架飛機，其中客機4架，機型為A320、B737-700和B757-200飛機，貨機5架，機型為MD-11和A300-600R飛機。

截至二零一三年十二月三十一日，本集團共運營478架飛機，其中客機451架、貨機14架、托管公務機13架。

樞紐建設

本集團持續推進上海核心樞紐、昆明和西安區域樞紐的建設，提升樞紐網絡的輻射力，在上海、昆明、西安等核心市場保持了較強的影響力。本集團通過加密上海至昆明、廈門、大連等快線、准快線航班以及加密上海至巴黎、溫哥華、夏威夷等國際航班、新開舊金山、馬尼拉國際通航點，提升了本集團在上海樞紐市場的影響力，並進一步優化了本集團在上海浦東樞紐的航班波，增加了本集團航班在浦東機場的中轉銜接機會。同時，本集團在上海浦東機場的中轉保障能力持續提升，國內、國際互轉最短銜接時間(MCT)縮短至90分鐘；實現在上海同一機場中轉旅客的行李直掛以及浦東機場兩個航站樓之間的跨樓聯程中轉；國際航班之間中轉實現了24小時直接過境免邊檢手續。

本集團以昆明新機場時刻放量為契機加大運力投入，加密昆明至萬象、達卡、清邁等國際航線，強化飛往「南亞、東南亞、西亞」的產品，並實現昆明至省會城市全覆蓋，加密及優化本集團航班進入昆明的早晚航班波。






中國東方航空
CHINA EASTERN
V5
lounge

本集團根據季節性特點動態調整西安樞紐的航班計劃，重點發展高原航線，新開西安至麗江航線，加密西安至拉薩、九寨溝的航班班次。

客運營銷

本集團通過加強運價集中管控，提升營銷管理能力；通過跟踪市場銷售情況，及時分析營銷數據，動態調整運價；通過開發和深化各類營銷產品，不斷拓展營銷渠道，例如：推廣地面升艙、組合套票等產品，拓展空鐵通和空巴通等地面銜接產品，與迪士尼、品牌酒店集團、國際知名旅遊企業合作開發旅遊產品。同時，本集團注重客戶資源的開發和維護，深挖客戶價值。二零一三年底，本集團的集團客戶總數達到4,989家，集團客戶收入佔比同比上升5.4個百分點；常旅客會員總量達2,083萬人，常旅客二次乘機比同比上升3.3個百分點；加大直銷力度，直銷收入佔比同比上升2.8個百分點。

聯盟和合作

本集團積極利用天合聯盟平台，拓寬本集團航線網絡。借助聯盟成員的航線網絡，本集團的航線網絡可通達178個國家的1,024個目的地。本集團與聯盟內的11家成員在242個航點上開展了代碼共享合作；在「天合優享」、「天合中轉」、「天合港」等聯盟項目上持續與聯盟成員開展深入合作，並與法航荷航集團、達美航空、中國南方航空、廈門航空和台灣中華航空等天合聯盟重要成員進行了廣泛深入的業務合作，不斷提升本集團及聯盟的品牌形象。與此同時，本公司與日本航空、澳航等7家聯盟外航空公司在150多條航線上開展代碼共享等合作。

二零一三年六月五日，中貨航正式加入天合貨運聯盟，目前正積極參與聯盟的各項合作。







貨運物流

面對持續低迷的航空貨運市場，本集團通過退租、停飛等措施，大幅縮減貨運機隊規模；通過調整航線佈局，穩定重點市場份額；通過發展物流和快遞電商等增值業務，大力推進轉型。物流業務方面，本集團根據產品定位，組建了大型企業項目、生物醫藥、航材等六大物流項目團隊；走訪重點客戶，積極挖掘物流需求；開發品牌客戶和直銷大客戶合作項目，為大中型企業提供了物流解決方案。快遞電商方面，「東航產地直達」官網上線，借助東航的網絡優勢和集中採購優勢，並與東航的快遞配送網絡相結合，為廣大客戶提供「從產地到餐桌」的生鮮直供；上海東航快遞有限公司正式入駐上海自貿區，開展跨境電子商務等業務。

轉型發展

本集團積極推進「客運從航空承運人向航空服務集成商轉型，貨運從航空貨物承運人向現代物流服務商轉型」。客運著眼於旅客價值，依托大數據，移動互聯等新技術，大力發展電子商務，探索精準營銷，積極推進空中商城項目。貨運以「東航產地直達」為平台，力推「天地合一」，全流程的電商貿易模式。

為順應全球低成本航空公司快速發展的趨勢，本集團積極研究和探索低成本航空的運營模式。本公司與信德集團、澳航共同籌建的低成本航空公司－捷星香港，目前正在申請航空服務牌照。

服務品質

本集團堅持「以客為尊，傾心服務」的理念，不斷完善服務流程，提升服務形象和服務品質。本集團加快自助服務業務的推廣，國內航線自助服務率約30%，快線自助值機率達40.45%，自助值機率在國內民航領先。二零一三年，本集團空地一線服務人員全面換裝，服務形象煥然一新；通過實施「凌燕十百千」等品牌服務項目，樹立服務標杆示範，全面提高服務水平；通過推動重點機場統一標準自營貴賓室建設，改進機供品款式與品質，部分航線兩艙啟用機上便攜式娛樂設備並提供電子點餐服務，提升客戶體驗。

信息化建設

本集團致力於打造「信息化東航」，積極推進信息化發展，發揮信息化的支撐和引領作用。二零一三年，本集團上線了新版官網，並通過M網站、移動E、微信、易信、短信等渠道構建移動營銷，服務平台，為旅客提供7x24小時旅行信息服務；通過啟用不正常航班信息管理平台，有效實現了航班不正常時的服務補救；創建物流電子商務平台，助力貨運業務轉型。本集團為員工提供的移動終端應用軟件，實現了移動化辦公，並構建了運行網、飛行網、聯合辦公等工作平台，有效提高了公司運行效率。

成本控制

本集團積極推行「降本增效」理念，嚴格控制各項成本費用支出。通過推行模擬核算，加強預算管理；通過調整人員結構，嚴格控制人員引進，加強人工成本管理；優化機隊及航線航路，減少航油消耗，降低航油成本支出；加強發動機送修管理，減少機務維修成本；豐富融資渠道，優化負債結構，降低財務費用。二零一三年，本公司完成向東航集團及其下屬公司非公開發行股票，共募集資金約人民幣35.82億元；以較低成本發行了48億元人民幣公司債、22億元的境外人民幣債券以及40億元人民幣超短期融資券。

二零一四年展望

本集團在此提醒各位讀者，本集團二零一三年度報告包括一些預期性描述，例如對本集團二零一四年乃至未來的工作計劃的描述，對國際和國內經濟形勢及航空市場的某些預期性描述。這些預期性描述受限於諸多不確定因素和風險，實際發生的情況可能與本集團的預期性描述存在差異。

二零一四年，全球經濟有望復蘇，國內經濟穩步增長，旅遊市場快速發展，中國航空市場仍將保持增長，但是由於國內航空市場運力快速增長帶來行業競爭激烈、國內外低成本航空的迅速發展、地緣政治導致航油價格波動、人民幣匯率變化及高鐵影響常態化等因素的影響，本集團將面臨機遇與挑戰並存的形勢。

二零一四年，本集團總體思路是以轉型發展、能力提升、品牌建設為抓手，大力推進網絡化運營、體驗式服務、加快信息化、市場化導入，為打造世界一流、建設幸福東航而努力。

二零一四年，本集團的工作重點有：1、夯實安全管理基礎，落實安全責任，加大科技運用，確保安全運行；2、圍繞樞紐建設，優化航線網絡，精細艙位管控，提升客貨運營銷能力；3、強化服務流程，細化服務標準，提高服務質量，提升公司品牌形象；4、深化全面預算管理，嚴格控制成本，拓展融資渠道，力爭降本增效；5、以IT建設為引領，加快業務模式創新，推進客貨運轉型發展。

業績回顧及
管理層的討論與分析

作為天合聯盟成員，本集團通過與聯盟航綫網絡的銜接，構建了以上海為核心樞紐，通達世界178個國家、1,024個目的地的航空運輸網絡。本集團「東方萬里行」常旅客俱樂部擁有超過2,000萬會員。

本集團總部位於上海，是中國最大的航空公司之一，在上海、香港、紐約三地上市，業務遍佈全球，攜手旗下的上航、中聯航為廣大旅客提供安全舒適的空中旅程。二零一三年，本集團共運營478架飛機，為全球近8,000萬旅客提供服務。作為天合聯盟成員，本集團通過與聯盟航綫網絡的銜接，構建了以上海為核心樞紐，通達世界178個國家，1,024個目的地的航空運輸網絡。本集團「東方萬里行」常旅客俱樂部擁有超過2,000萬會員，「東方萬里行」常旅客會員可享受天合聯盟19家成員公司的積分里程計劃、會員權益，精英會員還可享受全球530間機場貴賓休息室。本集團以「打造世界一流、建設幸福東航」為發展願景，致力建設「員工熱愛、顧客首選、股東滿意、社會信任」的航空公司。

業績回顧

閱讀以下討論與分析時請參考本年報中包括的本集團按照國際財務報告準則編製的經審計的財務報表及註釋。本章中的財務數據乃摘自本集團按照國際財務報告準則編製的經審計的財務報表。

經營收入

二零一三年，本集團客運收入有所增長，為人民幣729.28億元，同比增長了2.11%，佔本集團二零一三年運輸收入的90.56%；旅客運輸周轉量為120,461.13百萬客公里，同比增長了10.40%。

國內航線旅客運輸周轉量為82,811.97百萬客公里，同比增長了8.74%；收入為人民幣505.56億元，同比增長了0.83%，佔客運收入的69.32%。

國際航線旅客運輸周轉量為33,600.01百萬客公里，同比增長了15.44%；收入為人民幣189.45億元，同比增長了4.92%，佔客運收入的25.98%。

地區航線旅客運輸周轉量為4,049.14百萬客公里，同比增長了5.12%；收入為人民幣34.27億元，同比增長了6.39%，佔客運收入的4.70%。

二零一三年，本集團貨運收入略有下降，主要是由於貨運需求有所下降，貨郵運輸收入為人民幣76.03億元，同比減少了5.26%，佔本集團二零一三年運輸收入的9.44%。貨郵載運周轉量為4,857.18百萬噸公里，同比增長了3.32%。

二零一三年，其他收入為人民幣77.14億元，同比增長了32.80%，主要是由於二零一三年本公司附屬公司上航國旅收購東航旅遊，導致其他收入增加。



馬須倫
副董事長、總經理

營運開支

二零一三年，本集團總營運成本為人民幣893.94億元，同比增長8.05%。

本集團其他運營成本項目的變動分析如下：

航油成本是本集團最大的運營成本。二零一三年，平均油價同比下降6.69%，本集團航油消耗量約459.87萬噸，同比增長10.08%，本集團的航空油料支出達到人民幣306.81億元，較去年同期增長了2.71%。

飛機起降費為人民幣91.90億元，同比增長1.37%，主要是由於本集團飛機起降架次同比增加所致。

衍生工具公允價值變動收益為人民幣0.18億元，同比減少26.15%。

折舊及攤消為人民幣82.26億元，同比增長8.86%。主要是由於本集團新增飛機和發動機，折舊攤銷基數增加。

工資、薪金及福利為人民幣134.54億元，同比增長9.35%。主要是由於職工人數增加及飛行員飛行小時數增加所致。

飛機維修費為人民幣46.90億元，同比增長5.81%。主要是由於送修飛機數量增加所致。

航空餐食供應支出為人民幣22.68億元，同比增長11.66%，主要是由於運輸旅客人數增加所致。

飛機經營性租賃租金為人民幣46.05億元，同比增長3.77%。主要是由於二零一三年經營性租賃飛機數量增加所致。

其他經營性租賃租金為人民幣6.79億元，同比增長11.46%。主要是由於增加了機場貴賓廳的租賃所致。


H
G

銷售及市場費用為人民幣41.39億元，同比增長11.04%。主要是由於旅客人數增長導致代理業務手續費及訂座費用增加所致。

上繳民航局的民航基礎設施建設基金為人民幣15.66億元，同比增長10.69%。主要是由於二零一三年本集團的飛行里程增加所致。

地面服務及其他費用為人民幣51.05億元，同比增長54.45%。主要是由於二零一三年本公司附屬公司上航國旅收購東航旅遊，導致其他費用增加。

其他營業支出為人民幣48.09億元，同比上升20.13%。主要是由於本集團機隊規模擴大相應增加支出所致。

其他營業收入

二零一三年，本集團的其他營業收入為人民幣27.25億元，較去年同期增長48.70%，主要原因是由於收到經營性航線補貼有所增加。

財務收入／費用

二零一三年，本集團財務收入為人民幣21.24億元，去年同期為人民幣3.49億元，同比增長509.42%，主要是由於受人民幣匯率變化的影響，二零一三年人民幣升值幅度較大，而二零一二年人民幣兑美元匯率變化較小。

財務支出為人民幣15.49億元，同比減少8.77%，主要是由於融資租賃飛機的利息支出減少所致。

利潤

綜上所述，本集團二零一三年度歸屬於本公司權益持有者的利潤為人民幣23.73億元，與本集團二零一二年度歸屬於本公司權益持有者的利潤為人民幣30.72億元，同比減少22.76%。主要是由於國內商務客源需求減少、高鐵連線成網衝擊、日本航線受中日關係影響、昆明新機場時刻放量導致本公司雲南市場收益水平下降以及禽流感(H7N9)短期影響華東市場因素影響以及成本支出呈現剛性增長等原因所致。







流動資金狀況與資本結構

本集團通常通過營運業務和銀行短期貸款來滿足營運資金的需求。截至二零一二年和二零一三年十二月三十一日，本集團的現金及現金等價物分別為人民幣25.12億元和人民幣19.95億元。二零一二年和二零一三年本集團業務營運所產生的現金淨流入分別為人民幣126.17億元和人民幣108.06億元。購買飛機等資本性開支所需資金除部分來源於自有資金外，剩餘部分主要通過長短期借款、融資租賃等方式籌資。二零一二年和二零一三年本集團投資活動所產生的現金淨流出分別為人民幣117.89億元和人民幣170.28億元。二零一二年本集團融資活動現金淨流出為人民幣21.74億元。二零一三年本集團融資活動現金淨流入為人民幣57.30億元，主要是由於二零一三年發行公司債券及發行股票所致。

本集團通常有流動淨負債。於二零一三年十二月三十一日，本集團的流動債務超過流動資產達人民幣404.72億元。本集團過去一直通過而且相信將來繼續有能力通過銀行貸款、債券等多種融資工具滿足營運資金的需要。

本集團利用負債比率來監察資本，此比率按照總負債除以總資產計算。截至二零一三年十二月三十一日，負債比率為79.59%。

截至二零一二年和二零一三年十二月三十一日，本集團的一年內到期的借款分別為人民幣226.4億元和人民幣232.85億元。截至二零一二年十二月三十一日本集團一至兩年到期、三到五年到期以及五年以上到期的借款分別為人民幣72.73億元、人民幣79.06億元以及人民幣79.18億元，而截至二零一三年十二月三十一日的這些借款分別為人民幣66.06億元、人民幣99.52億元以及人民幣107.58億元。

截至二零一二年十二月三十一日，本集團的借款中，美元借款為50.28億美元，人民幣借款為人民幣138.27億元。固定利率借款佔總借款的比例為22.91%，浮動利率借款佔總借款的比例為77.09%。截至二零一三年十二月三十一日，本集團的借款中，美元借款為57.76億美元，人民幣借款為人民幣153.86億元（包含債券、超短期融資券）。固定利率借款佔總借款的比例為28.38%，浮動利率借款佔總借款的比例為71.62%。

截至二零一二年和二零一三年十二月三十一日，本集團的融資租賃債務分別為人民幣218.58億元和人民幣231.35億元。截至二零一二年十二月三十一日，本集團兩年之內到期、三到五年到期以及五年以上到期的租賃債務分別為人民幣53.09億元、人民幣79.25億元以及人民幣86.24億元，而截至二零一三年十二月三十一日的這些租賃債務分別為人民幣59.45億元、人民幣86.51億元以及人民幣85.39億元。

截至二零一二年十二月三十一日，融資租賃債務中，美元債務為29.83億美元，新加坡幣債務為2.45億新元，港幣債務為14.68億港幣，日元債務為91.36億日元。截至二零一三年十二月三十一日，融資租賃債務中，美元債務為30.76億美元，新加坡幣債務為2.24億新元，港幣債務為13.36億港幣，日元債務為82.22億日元。本集團融資租賃債務均為浮動利率。

資產抵押及或然負債

本集團一般以資產為擔保，以融資租賃及銀行貸款的方式購入飛機。截至二零一二年十二月三十一日，本集團部分銀行貸款對應的抵押資產值為人民幣225.44億元，截至二零一三年十二月三十一日，本集團部分銀行貸款對應的抵押資產值為人民幣243.06億元，同比增長7.82%。

截至二零一三年十二月三十一日，本集團無重大或然負債。

資本開支

根據已簽訂的飛機、發動機及飛行設備協議，截至二零一三年十二月三十一日本集團預計未來飛機、發動機及飛行設備的資本開支總額約為人民幣1,406.40億元，其中二零一四年預計資本開支約人民幣446.73億元，二零一五年為人民幣501.79億元。上述各款項均可能因合同規定或物價指數的變化而變化。本集團計劃通過營運收入、現有銀行信貸額度、銀行貸款、租賃安排及其他外部融資方式來滿足上述資金要求。

資金需求

本集團未來可預見的重大資本支出主要用於飛機、發動機以及其他固定資產投資，其中其他固定資產投資主要包括上海虹橋國際機場擴建工程東航基地(西區)二期配套項目、北京機務區建設項目技術改造項目等基本建設項目。

資金來源方面，結合本公司經營活動的現金流狀況，綜合評估和利用境內外股權融資、債券融資、銀行貸款及銀行間金融產品等多種融資工具，以滿足項目建設融資需要，保障本公司經營正常進行。

利率變動

截至二零一二年和二零一三年十二月三十一日，本集團帶息債務總額為人民幣675.94億元及人民幣737.36億元(包括長短期借款、應付融資租賃款和應付債券)，其中，短期債務的比例分別為37.35%及35.62%，長期帶息債務中大部分為浮動利率債務，上述兩部分債務均受現行市場利率波動影響。

本集團帶息債務以美元及人民幣債務為主。截至二零一二年和二零一三年十二月三十一日，本集團美元債務佔債務總額的比例分別為74.5%和75.61%，人民幣債務佔債務總額的比例分別為20.46%和20.87%。美元以及人民幣利率的變化對本集團財務成本的影響較大。截至二零一三年十二月三十一日，本公司持有的尚未交割的利率互換合約的名義金額約為美元9.29億元，截至二零一三年十二月三十一日為美元8.44億元，將於二零一四年至二零二一年間期滿。

匯率波動

截至二零一三年十二月三十一日，本集團外幣帶息債務總額折合人民幣為人民幣583.49億元，其中美元負債的比例為95.55%。因此，在匯率大幅波動情況下，由外幣負債折算產生的匯兑損益金額較大，從而影響本集團的盈利狀況和發展。通常本集團以外匯套期合約來降低因機票銷售外匯收入及需以外匯支付的費用而導致的匯率風險。外匯套期主要為以固定匯率銷售日元買入美元。截至二零一二年十二月三十一日，本集團持有尚未平倉的外匯套期合約的名義金額為美元0.58億元，截至二零一三年十二月三十一日為美元0.38億元，並將於二零一四年至二零一七年間期滿。

二零一三年，本集團匯兑淨收益有較大增長。截至二零一二年和二零一三年十二月三十一日，本集團匯兑收益分別為人民幣1.48億元和人民幣19.76億元。

航油價格波動

二零一三年度，在其他變量保持不變的情況下(不包括原有期權合約的影響)，倘若平均航油價格上升或下降5%，本集團航油成本將上升或下降約人民幣15.34億元。

二零一三年，本公司未進行航油套期保值業務。

風險分析

1. 宏觀經濟風險

航空運輸業是與國內和國際宏觀經濟發展狀況密切相關的行業。民航運輸業受宏觀經濟景氣度的影響較大，宏觀經濟景氣度直接影響經濟活動的開展、居民可支配收入和進出口貿易額的增減，進而影響航空客運和航空貨運的需求。因此，如果未來國內或國際宏觀經濟景氣度下降，可能會對本集團的經營業績和財務狀況造成不利影響。

2. 政策法規風險

航空運輸業是受國內和國際政策影響較大的行業，而且隨著國內外經濟環境的變化、民航業的不斷發展，相關的國際國內法規和產業政策可能會進行相應的調整，這些政策變化對本集團未來的經營業績帶來一定的不確定性。

3. 飛行安全風險

安全飛行是航空公司維持正常運營和良好聲譽的前提和基礎。惡劣天氣、機械故障、人為錯誤、飛機缺陷以及其他不可抗力事件都可能對本集團的飛行安全造成不利影響。

4. 人才流失風險

近年來，中國航空運輸業快速發展，同時新的市場進入者陸續成立航空公司並投入運營，造成了國內航空公司在飛行員、機務、運行控制等核心技術人員以及重要管理人員上的競爭。若不能及時培養及留用足夠數量的核心技術人員和管理人員，將會對本集團的生產經營和業務發展造成不利影響。

5. 競爭風險

中國民航業「十二五」規劃鼓勵低成本航空公司逐步進入主要的幹線運輸市場。二零一四年二月民航局出台了《關於促進低成本航空發展的指導意見》旨在扶持國內低成本航空的發展，國內航空市場競爭將進一步加劇。

國際航線方面，隨著全球經濟一體化的發展及全球經貿往來的日趨頻繁，未來國際航空市場寡頭壟斷競爭的趨勢將更為明顯，聯盟時代聯盟對聯盟的競爭，向後聯盟時代聯營對聯營的競爭轉變，對國內航空運輸企業構成了更大的國際競爭壓力。

鐵路運輸與航空運輸在中短途運輸方面存在一定的可替代性。隨著全國性高速鐵路網絡的建設，高鐵對民航市場的衝擊將呈現常態化、網絡化態勢，本集團在部分航線上將會面臨來自高鐵的競爭壓力。

6. 航油價格波動風險

航油成本是航空公司最主要的成本支出。本集團的盈利能力會受到國際原油價格波動以及中華人民共和國國家發展和改革委員會對國內航油價格調整的影響。因此，若未來國際油價出現大幅波動及國內航油價格大幅調整，可能會對本集團的經營業績造成較大的影響。

7. 利率變動風險

本集團屬於資本密集型行業，負債率較高，主要負債是由於引進飛機所致的美元負債和人民幣負債，因此，美元以及人民幣利率的變化可能會對本集團的財務成本造成較大的影響。

8. 匯率波動風險

由於本集團的負債主要以美元等外幣結算，並且公司經營中外幣支出一般高於外幣收入，因此，人民幣對美元的貶值或升值可能會對本集團的業績造成較大的影響。

9. 信息安全風險

航空運輸業是對網絡信息系統依賴度較高的行業，網絡信息系統已經滲透至本公司飛行、服務、營銷、機務和運控等各個領域，因此一旦計算機、通信等信息系統出現故障或中斷以及遭遇黑客攻擊等情況都可能會影響本公司的生產運營或者造成客戶數據泄露，從而影響本公司的經營業績和信譽。

10. 其他不可抗力及不可預見風險

航空運輸業受外部環境影響較大，地震、颱風、海嘯等自然災害、突發性公共衛生事件以及恐怖襲擊、政治動蕩等因素都會影響航空公司的正常運營，包括航班中斷、客運量和收入減少、安全和保險成本上升等，可能會對本集團的生產經營造成不利影響。

人力資源

截至二零一三年十二月三十一日，本集團僱用68,874名僱員，其中大部分在中國工作。本集團的員工工資基本上由基本工資和工作業績花紅構成，本集團沒有和員工發生重大勞資糾紛、沒有發生大量的員工流失情況，而且在僱用新員工上也未遇到嚴重困難。

在職員工的數量合計	68,874
母公司在職員工的數量	42,747
主要子公司在職員工的數量	26,127
母公司及主要子公司需承擔費用的離退休職工人數	4,955

專業構成

專業構成類別	專業構成人數
飛行員	5,841
乘務員及其他空勤人員	11,201
機務人員	10,933
地面其他人員	30,494
運控人員	2,097
信息人員	645
市場營銷人員	3,573
管理人員	4,090
合計	68,874

教育程度

教育程度類別	數量(人)
碩士及碩士以上	1,207
本科	23,346
大專	24,897
其他	19,424
合計	68,874

員工培訓計劃

本公司高度重視員工培訓，圍繞人才發展規劃，完善培訓體系架構，多層次、多渠道、多方式開展人才培訓，較好滿足了公司業務發展需要及人才隊伍建設要求。

管理人員培訓

積極推進分層階領導力培養項目，包括「清華大學－哥倫比亞大學」研修項目、復旦EMBA項目、GE跨界學習項目。聯合GE、羅爾斯•羅伊斯公司開展中層管理人員領導力研修項目，實施領導力提升培訓、新晉管理者培訓。組織360名班組長進清華大學培訓。

核心技術人員培訓

系統組織核心技術人員培訓，包括副駕駛初始訓練、飛行人員升級訓練、轉機型訓練、教員基礎理論知識培訓和模擬機訓練、乘務新員培訓、年度複訓增加機組合練等。此外，進一步加強機務、簽派等專業人員培訓，提高專業技術能力，保障航班安全運行。

後備人才培養

2013年，為提升本公司人才培養體系的科學化、精細化水平，項目組以《東航領導力模型》為理論基礎，按照「分層進階、快速培養、梯次成長」的原則，建立了以「燕計劃」、「翼計劃」、「翔計劃」為整體的後備人才培養體系，2013年選拔出「燕計劃」13人，「翼計劃」21人，「翔計劃」38人。通過導入培訓、專業業務培訓、管理課程培訓、課題研究等形式提升員工能力。

E學網平台

東航E學網為本公司全體員工打造了移動學習平台，通過公司內網員工可自主學習各類課程，包括以高管授課為主的《企業戰略－深入剖析東航戰略之秘》等5門品牌課程、《機組資源管理》、《航務案例分析》等10餘門專業類課程、《服務在開口之前》、《英語信函》等8門軟技能類課程。

主要會計政策

主要會計政策界定為反映重大判斷和不確定性，以及在不同假定和條件下可能導致重大不同結果的會計政策。

本集團的經審核綜合財務報表按國際財務報告準則編製。本集團的主要會計政策列示於經審核綜合財務報表附註2。國際財務報告準則要求本集團採用本公司董事認為適合的、能真實公正地反映本集團業績及財務狀況的會計政策並作出有關評估。然而，各重要範疇不同的政策、評估和假定可能導致相差甚遠的結果。編製該等財務報表時採用的重要會計政策及估算假設討論載於經審核綜合財務報表附註4。

稅項

本公司按25%的稅率繳付所得稅(二零一二年：25%)。然而，由於部份附屬公司註冊成立所在的司法權區的適用所得稅率為16.5%或15%而非25%，因此本集團的實際稅率或會低於25%。截至二零一三年十二月三十一日，本集團的累計稅項虧損餘額約為人民幣52.39億元(二零一二年：人民幣61.69億元)，可用作抵銷二零一四年至二零一八年間的未來應課稅收入。

董事會報告書

董事會現提呈本集團截至二零一三年十二月三十一日止年度，經審核之財務報告。

集團業務及集團業績

根據二零一三年噸公里總額及載運旅客人數計算，本公司總部位於上海，是中國三家最大航空公司之一。本集團按國際財務報告準則及中華人民共和國會計準則編製之截至二零一三年十二月三十一日止年度業績，及本公司與本集團於該日之財務狀況，請參閱財務報表。

有關本公司之主要附屬公司之詳情，請參閱本集團根據國際財務報告準則編製之財務報表註釋22。

下表列出本集團各地區的營業收入：

營業額

	中華人民共和國 會計準則 人民幣千元	國際財務 報告準則 人民幣千元
中國國內	59,327,292	59,563,056
地區(港澳台)	3,910,530	3,910,530
國際	24,771,414	24,771,414
總計	88,009,236	88,245,000

股息

經安永華明會計師事務所(特殊普通合夥)對本公司2013年度財務報告進行審計，確認本公司經審計的國內會計準則下，2013年度母公司淨利潤為人民幣9.33億元，截至2013年12月31日止的母公司累計虧損人民幣22.58億元。

根據《公司法》和《公司章程》的規定，公司應先用當年利潤彌補以前年度虧損，再向股東分配利潤。雖然本公司近幾年都保持了較好的盈利水平，但是由於之前年度母公司累計未分配利潤為負，虧損尚未彌補完成，因此，本公司董事會同意公司2013年度不進行利潤分配，也不進行資本公積金轉增股本。本公司獨立董事認為董事會做出的上述利潤分配預案符合公司的客觀情況，符合有關法律、法規和《公司章程》的規定，不存在損害投資者利益尤其是中小股東利益的情況。本預案需提交本公司2013年度股東大會審議。

股本結構

截至二零一三年十二月三十一日本集團股本結構情況如下：

			股份總額	約佔股權比例(%)
一	A股			
	1.	有限售條件流通股	698,865,000	5.514
	2.	無限售條件流通股	7,782,213,860	61.402
二	H股			
	1.	有限售條件流通股	698,865,000	5.514
	2.	無限售條件流通股	3,494,325,000	27.570
三	股份總數		12,674,268,860	100

附註：

1. 本公司於二零一三年四月十六日在上海證券交易所向控股股東東航集團及其全資附屬公司東航金戎以非公開發行股票方式合計發行698,865,000股A股有限售條件流通股，股票鎖定期為36個月。詳見本公司在香港刊發的日期為二零一三年四月十七日的公告。

2. 本公司於二零一三年六月二十一日在香港聯交所向東航集團境外全資附屬公司東航國際以定向增發方式發行了698,865,000股H股有限售條件流通股，股票鎖定期為36個月。詳見本公司在香港刊發的日期為二零一三年六月二十一日的公告。

3. 截止到本公告披露日，本公司有限售條件流通股為698,865,000股A股(為東航集團以及東航集團全資附屬公司東航金戎所持有)，無限售條件流通股為7,782,213,860股A股，有限售條件流通股為698,865,000股H股(為東航集團境外下屬全資附屬公司東航國際所持有)，無限售條件流通股為3,494,325,000股H股，股份總數為12,674,268,860股。

股東總數

於二零一三年十二月三十一日，本公司登記在冊的股東總數為243,632戶，其中A股股東242,968戶，H股股東664戶。

主要股東

據董事所知，以下為並非本公司董事、行政總裁、監事及高級管理人員，而於二零一三年十二月三十一日在本公司股份或相關股份(視乎情況而定)中持有根據證券及期貨條例證券及期貨條例第XV部第2及3分部須向本公司及香港聯交所披露其於本公司的權益及／或淡倉的人士，或其他於二零一三年十二月三十一日在本公司當時任何類別已發行股本持有5%或以上權益的人士，或本公司於二零一三年十二月三十一日的其他主要股東(定義見上市規則)：

			於二零一三年十二月三十一日約佔本公司		
股東名稱	股份類別	所持股數	已發行總股本的股權比例	已發行A股總數的股權比例	已發行H股總數的股權比例
東航集團(附註1)	A股	5,530,240,000	43.64%	65.21%	—
東航集團(附註2)	H股	2,626,240,000	20.72%	—	62.63%
香港中央結算(代理人)有限公司(附註3、附註4及附註5)	H股	4,178,383,298	32.97%	—	99.65%

附註：

根據董事於二零一三年十二月三十一日所獲悉的數據（包括在香港聯交所網站上可取得的資料）及據董事所知，於二零一三年十二月三十一日：

1. 該等A股中，5,072,922,927股A股（佔本公司當時已發行A股總數約59.81%）由東航集團以實益擁有人的身份持有；457,317,073股A股（佔本公司當時已發行A股總數約5.39%）由金戎控股以實益擁有人的身份持有，而東航集團則擁有金戎控股100%權益。

2. 該等H股是由東航國際以實益擁有人的身份持有，而東航集團則擁有東航國際100%權益。

3. 由香港中央結算（代理人）有限公司持有的4,178,383,298股H股中，2,626,240,000股H股（佔本公司當時已發行H股總數約62.63%）由東航國際以實益擁有人的身份持有，而東航集團則擁有東航國際100%權益。

4. 由香港中央結算（代理人）有限公司持有的4,178,383,298股H股中，JPMorgan Chase & Co.透過受控制法團持有合共297,315,452股H股（相當於本公司當時已發行H股總額約7.09%）。JPMorgan Chase & Co.按下列方式擁有前述297,315,452股H股權益：

    (a) 117,110,000股H股（相當於本公司當時已發行H股總數約2.79%）由JF Asset Management Limited以投資經理身份持有，後者由JPMorgan Asset Management (Asia) Inc.持有100%，後者由JPMorgan Asset Management Holdings Inc.持有100%，後者由JPMorgan Chase & Co.持有100%;

    (b) 100,243,000股H股（相當於本公司當時已發行H股總數約2.39%）由JPMorgan Chase Bank, N.A.以保管人－法團／經核准借出代理身份持作可貸出股份，後者由JPMorgan Chase & Co.持有100%。

    (c) 24,516,000股H股（相當於本公司當時已發行H股總數約0.58%）由China International Fund Management Co Ltd.以投資經理身份持有，後者由JPMorgan Asset Management (UK) Limited持有49%，後者由JPMorgan Asset Management Holdings (UK) Limited持有100%，後者由JPMorgan Asset Management International Limited持有100%，後者由JPMorgan Asset Management Holdings Inc.持有100%，後者由JPMorgan Chase & Co.持有100%；及

    (d) 16,138,000股H股（相當於本公司當時已發行H股總數約0.38%）由JPMorgan Asset Management (Taiwan) Limited以投資經理身份持有，後者由JPMorgan Asset Management (Asia) Inc.持有100%，後者由JPMorgan Asset Management Holdings Inc.持有100%，後者由JPMorgan Chase & Co.持有100%；

    (e) 14,654,000股H股，（相當於本公司當時已發行H股總數約0.35%）由JF International Management Inc.以投資經理身份持有，後者由JPMorgan Asset Management (Asia) Inc.持有100%，後者由JPMorgan Asset Management Holdings Inc.持有100%，後者由JPMorgan Chase & Co.持有100%；

    (f) 13,040,000股H股（相當於本公司當時已發行H股總數約0.31%）由JPMorgan Asset Management (Singapore) Limited以投資經理身份持有，後者由JPMorgan Asset Management (Asia) Inc.持有100%，後者由JPMorgan Asset Management Holdings Inc.持有100%，後者由JPMorgan Chase & Co.持有100%；

    (g) 6,647,750股H股（相當於本公司當時已發行H股總數約0.16%）由J.P. Morgan Clearing Corp以實益擁有人身份持有，後者由J.P. Morgan Securities LLC持有100%，後者由J.P. Morgan Broker-Dealer Holdings Inc持有100%，後者由JPMorgan Chase & Co.持有100%；

    (h) 3,496,702股H股（相當於本公司當時已發行H股總數約0.08%）由J.P. Morgan Whitefriars Inc. 以實益擁有人身份持有，後者由J.P. Morgan Overseas Capital Corporation持有100%，後者由J.P. Morgan International Finance Limited持有100%，後者由Bank One International Holdings Corporation持有100%，後者由J.P. Morgan International Inc.持有100%，後者由JPMorgan Chase Bank, N.A.持有100%，後者由JPMorgan Chase & Co.持有100%；

    (i) 1,470,000股H股（相當於本公司當時已發行H股總數的0.04%）由JPMorgan Management (Japan) Limited以投資經理身份持有，後者由JPMorgan Asset Management (Asia) Inc.持有100%，後者由JPMorgan Asset Management Holding Inc.持有100%，後者由JPMorgan Chase & Co.持有100%。

5. 由香港中央結算（代理人）有限公司持有的4,178,383,298股H股中，JPMorgan Chase & Co.透過受控制法團持有淡倉合共399,856股H股（相當於本公司當時已發行H股總額約0.0095%）。該399,856股H股淡倉由J.P. Morgan Whitefrairs Inc.以實益擁有人身份持有，後者由J.P. Morgan Overseas Capital Corporation持有100%，後者由J.P. Morgan International Finance Limited持有100%，後者由Bank One International Holdings Corporation持有100%，後者由J.P. Morgan International Inc.持有100%，後者由JPMorgan Chase Bank, N.A.持有100%，後者由JPMorgan Chase & Co.持有100%。

除上述所披露外，根據董事獲得的資料及就董事所知，於二零一三年十二月三十一日，在香港中央結算（代理人）有限公司持有的4,178,383,298股H股中，概無人士於本公司股份或相關股份（視情況而定）中擁有權益或淡倉，而須按照及已按照證券及期貨條例第XV部第2及3分部向本公司及聯交所披露。

根據中國證監會的有關披露規定，本報告期末，本公司登記於股東名冊前10名記名股東、前10名記名無限售條件股東持股情況及前10名記名有限售條件股東持股情況如下：

前10名記名股東持股情況							
股東名稱		二零一三年度內增減	於二零一三年十二月三十一日持股數量	持股比例(%)	股份類別	質押或凍結的股份數量	股份性質
1.	東航集團	241,547,927	5,072,922,927	40.03	241,547,927限售股	無	A股
2.	HKSCC（含東航國際）	699,640,999	4,178,383,298	32.97	698,865,000限售股（其中東航國際持有2,626,240,000）	未知	H股
3.	東航金戎	457,317,073	457,317,073	3.61	457,317,073限售股	無	A股
4.	上海聯和投資有限公司	0	427,085,429	3.37	已流通	未知	A股
5.	中國航空油料集團公司	0	421,052,632	3.32	已流通	未知	A股
6.	錦江國際（集團）有限公司	0	343,288,860	2.71	已流通	未知	A股
7.	航天投資控股有限公司	0	99,088,580	0.78	已流通	未知	A股
8.	中外運空運發展股份有限公司	0	83,157,894	0.66	已流通	未知	A股
9.	光大證券股份有限公司客戶信用交易擔保證券賬戶	32,705,317	32,705,317	0.26	已流通	未知	A股
10.	中銀集團投資有限公司	0	21,997,755	0.17	已流通	未知	A股

前10名記名無限售條件股東持股情況		於二零一三年十二月三十一日持有無限售條件股份的數量	股份種類
	股東名稱		
1.	東航集團	4,831,375,000	A股
2.	HKSCC(含東航國際)	3,479,518,298	H股
3.	上海聯和投資有限公司	427,085,429	A股
4.	中國航空油料集團公司	421,052,632	A股
5.	錦江國際(集團)有限公司	343,288,860	A股
6.	航天投資控股有限公司	99,088,580	A股
7.	中外運空運發展股份有限公司	83,157,894	A股
8.	光大證券股份有限公司客戶信用交易擔保證券賬戶	32,705,317	A股
9.	中銀集團投資有限公司	21,997,755	A股
10.	上海輕工業對外經濟技術合作有限公司	18,574,343	A股

上述股東關聯關係或一致行動的說明：

東航集團擁有東航金戎100%的權益；HKSCC持有的4,178,383,298股中，2,626,240,000股由東航國際以實益擁有人的身份持有，而東航集團則擁有東航國際100%權益。本公司未知其他前十名無限售條件股東之間有關聯或一致行動關係。

前10名記名有限售條件股東持股情況			有限售條件股份可上市交易情況		
	股東名稱	持有的有限售條件股份數量	可上市交易時間	新增可上市交易股份數量	限售條件
1	東航集團	241,547,927	2016年4月17日	241,547,927	非公開發行，鎖定36個月
2	東航金戎	457,317,073	2016年4月17日	457,317,073	非公開發行，鎖定36個月
3	東航國際	698,865,000	2016年6月22日	698,865,000	非公開發行，鎖定36個月

上述股東關聯關係或一致行動的說明：

東航集團持有東航金戎100%股權；東航集團持有東航國際100%股權。

控股股東及實際控制人情況介紹

本公司的控股股東及實際控制人在本年度內沒有變更。

東航集團是本公司的控股股東。法定代表人為劉紹勇先生，於二零零二年八月三日成立，組織機構代碼為74424573-X，註冊資本為人民幣12,876,321千元，經營範圍：經營集團公司及其投資企業中由國家投資形成的全部國有資產和國有股權。總部位於上海，是中國國務院國有資產監督管理委員會(國資委)下屬中央企業中三大國有骨幹航空運輸集團之一。自2009年以來，東航集團連續保持盈利，並積極適應國內外形勢的新變化，順應航空運輸業發展的趨勢，以「科學發展、做優做強」為主題，以「改革創新、轉型發展」為主綫，創新轉變商業模式，促成航空運輸產業和相關產業協同發展，支持本公司建成具有競爭力的世界一流航空運輸企業。截至二零一三年十二月三十一日，該公司擁有本公司的股票沒有質押情況。

本公司的實際控制人為國務院國資委。


國務院國資委
100%
東航集團
40.03%
(A股)
100%
東航金戎
3.61%
(A股)
100%
100%
東航國際
20.72%
(H股)
本公司
直接持股
間接持股

購入、出售或贖回證券

於二零一三年財政年度內，本公司及其附屬公司並無購入、出售或贖回任何其上市證券(「**證券**」一詞的含義見上市規則附錄十六第一條)。

本公司企業管治實踐與美國公司應遵循的紐約股票交易所上市規則有關企業管治規定的主要差異

作為一家在中國設立的，同時在上海證券交易所、香港聯交所和紐約交易所上市的公司，本公司不僅受適用的中國法律法規的約束，包括《中國公司法》、《中國證券法》、《上市公司治理準則》以及《關於在上市公司建立獨立董事制度的指導意見》(「《**獨立董事指導意見**》」)，還受到香港法律法規的約束，包括《上市規則》、《公司條例》和《香港證券和期貨條例》，同時亦受相應美國聯邦證券法律法規的約束，包括美國《證券交易法(一九三四年)》(含其修訂)和《薩奧法案(二零零二年)》。紐約交易所根據該交易所的上市規則制定了一系列上市公司必須遵守的企業管治準則。然而，紐約交易所也允許外國發行公司遵照「母國」的相關要求，並且給予這些公司企業管治準則的豁免。而給予豁免的條件之一即該外國發行公司必須在年度報告中摘要描述紐約交易所上市規則中的企業管治相關規定與「母國」的企業管治規範中的差異。

根據《紐約交易所上市公司手冊》第303A.11款的規定，本公司企業管治的實施與美國公司應遵循的紐約交易所上市規則有關規定的主要差異如下：

《紐約交易所上市公司手冊》第303A.01款要求上市公司董事會大部份成員必須為獨立董事。本公司作為一家中國上市公司，應遵守《獨立董事指導意見》中要求至少三分之一的董事會成員為獨立董事的規定。本公司作為一家香港上市公司，還應遵守《上市規則》中要求董事會成員中最少有三名獨立董事，並且至少其中一名應具備相應的專業資格或會計或相關財務管理專業知識的規定。本公司目前十一名董事中有五名為獨立非執行董事。另外，《獨立董事指導意見》或《上市規則》所規定的獨立性標準也與《紐約交易所上市公司手冊》的規定不同。《紐約交易所上市公司手冊》第303A.03款要求上市公司須定期安排僅非執行董事參加的會議。對此，適用的中國法律無相應要求。

《紐約交易所上市公司手冊》第303A.04款要求上市公司必須設立全部由獨立董事組成的提名／企業管治委員會。於二零零九年四月二十八日舉行的本公司第五屆董事會第三次例會上，已經審議通過成立提名委員會，並通過委員會章程。於二零一零年三月十九日，本公司第五屆董事會第三十六次普通會議上，同意提名委員會及薪酬與考核委員會合併成為提名與薪酬委員會，並通過「提名與薪酬委員會工作細則」。提名及薪酬委員會有三位成員，其中兩人是本公司獨立非執行董事。《紐約交易所上市公司手冊》第303A.04款還規定提名／企業管治委員會必須制定其章程，列明委員會的宗旨及職責，包括制定有關企業管治指引並向上市公司董事會推薦等。本公司企業管治指引由董事會直接負責制定。

《紐約交易所上市公司手冊》第303A.05款要求上市公司必須設立全部由獨立董事組成的薪酬委員會。根據上市規則，薪酬委員會的大多數成員必須為獨立非執行董事。提名委員會及薪酬與考核委員會合併成為提名與薪酬委員會，已於二零一零年三月十九日舉行的本公司第五屆董事會第三十六次普通會議上同意。本公司提名及薪酬委員會由兩名獨立非執行董事和一名董事組成。

《紐約交易所上市公司手冊》第303A.10款要求上市公司須制定及披露適用於董事、管理層及所有員工的商業操守及道德準則。本公司已按照《薩奧法案(二零零二年)》的要求制定了適用於本公司董事、監事、總經理、財務總監和其他高級管理人員的職業道德準則。

優先購股權

根據公司章程及中國法律，並無優先購股權條款要求本公司需按現有股東持股百分比，向現有股東出售新股。

足夠之公眾持股量

根據於本年報發出前之最後可行日期，本公司可公開所得的數據以及就董事所知悉，董事相信本公司已於截至二零一三年十二月三十一日止年度內之所有時間維持上市規則第8.08(1)(a)條規定的有關適用最低上市證券百分比。

董事、監事及高級管理人員持股情況

本公司截至二零一三年十二月三十一日董事、監事及高級管理人員姓名、有關資料及持股情況如下：

姓名	職務	年齡	所持本公司流通A股股數－個人權益(股)	所持A股身份	任期起止日期	
劉紹勇	董事長	55	0		2013年6月26日	2016年6月30日
馬須倫	副董事長 總經理	50	0		2013年6月26日	2016年6月30日
徐昭	董事	45	0		2013年6月26日	2016年6月30日
顧佳丹	董事	58	0		2013年6月26日	2016年6月30日
李養民	董事 副總經理	51	3,960(註釋1)	實益擁有人	2013年6月26日	2016年6月30日
唐兵	董事 副總經理	47	0		2013年6月26日	2016年6月30日
劉克涯	獨立非執行董事	66	0		2013年6月26日	2016年6月30日
李衛東	獨立非執行董事	57	0		2013年6月26日	2016年6月30日
邵瑞慶#	獨立非執行董事	57	0		2013年6月26日	2016年6月30日
李若山	獨立非執行董事	65	0		2013年6月26日	2016年6月30日
馬蔚華	獨立非執行董事	66	0		2013年10月29日	2016年6月30日
于法鳴	監事會主席	60	0		2013年6月26日	2016年6月30日

\# 邵瑞慶先生已申請辭去獨立非執行董事、審計和風險管理委員會主席、委員職務以及董事會規劃發展委員會委員職務，自本公司選舉出新的審計和風險管理委員會委員及主席後生效。

姓名	職務	年齡	所持本公司流通A股股數－個人權益（股）	所持A股身份	任期起止日期	
席晟	監事	51	0		2013年6月26日	2016年6月30日
巴勝基	監事	56	0		2013年6月26日	2016年6月30日
馮金雄	監事	52	0		2013年6月26日	2016年6月30日
燕泰勝	監事	60	0		2013年6月26日	2016年6月30日
舒明江	副總經理	46	0		2013年6月26日	2014年3月24日
吳永良	副總經理 財務總監	51	3,696(註釋2)	實益擁有人	2013年6月26日	2016年6月30日
田留文	副總經理	55	0		2013年6月26日	2016年6月30日
馮亮	副總經理	50	0		2013年8月27日	2016年6月30日
孫有文	副總經理	54	83,531(註釋3)	實益擁有人	2014年3月24日	2016年6月30日
汪健	董事會秘書、聯席公司秘書、授權代表	41	0		2013年6月26日	2016年6月30日
羅祝平	董事	61	11,616(註釋4)	實益擁有人	2010年6月27日	2013年6月26日
吳曉根	獨立非執行董事	48	0		2010年6月27日	2013年6月26日
劉家順	監事	57	3,960(註釋1)	實益擁有人	2010年6月27日	2013年6月26日
合計	-	-	106,763		-	-

註釋1：佔本公司於二零一三年十二月三十一日已發行股份總數約0.000031%。

註釋2：佔本公司於二零一三年十二月三十一日已發行股份總數約0.000029%。

註釋3：佔本公司於二零一三年十二月三十一日已發行股份總數約0.000659%。

註釋4：佔本公司於二零一三年十二月三十一日已發行股份總數約0.000091%。

H股股票增值權

二零一二年，本公司首次實施了H股票增值權授權計劃。本公司董事會根據股東大會授權確定二零一二年十一月三十日為H股股票增值權首次授予計劃的授予日，授予價格為2.67港元。本次授予的H股股票增值權自授予日起計算有效期為5年，股票增值權在授予日後的24個月為限制期，不得行權，在限制期結束後的三年內(36個月)，在滿足業績考核指標的前提下，激勵對象對所持股票增值權進行勻速行權，即每年生效1/3。

本公司董事及高級管理人員授予情況見下表：

姓名	職務	首次授予數量（萬份）	授予價格（港元）	2013年末H股市價（港元）
劉紹勇	董事長	100	2.67	2.92
馬須倫	副董事長、總經理	100	2.67	2.92
徐昭	董事	86	2.67	2.92
顧佳丹	董事	86	2.67	2.92
李養民	董事、副總經理	86	2.67	2.92
唐兵	董事、副總經理	86	2.67	2.92
舒明江	副總經理	71	2.67	2.92
吳永良	副總經理、財務總監	71	2.67	2.92
田留文	副總經理	71	2.67	2.92
馮亮	副總經理	57	2.67	2.92
孫有文	副總經理	57	2.67	2.92
汪健	董事會秘書、聯席公司秘書、授權代表	57	2.67	2.92

關於本公司股權增值權事宜請參見本公司於二零一二年八月二十七日、十月十九日、十一月九日、十一月三十日刊登在香港聯交所網站的相關公告。

根據本公司H股股票增值權計劃，二零一三年內未發生授予、行權等事項。

本公司董事、監事及高級管理人員簡歷如下：

劉紹勇先生現任本公司董事長、東航集團總經理、黨組副書記。劉先生於一九七八年加入民航業，曾任中國通用航空公司副總經理，中國民航山西省管理局副局長，本公司山西分公司總經理，中國民用航空總局飛行標準司司長。二零零零年十二月至二零零二年十月任本公司總經理，二零零二年十月至二零零四年八月任中國民用航空總局副局長，二零零四年八月至二零零八年十二月任中國南方航空集團公司總經理，二零零四年十一月至二零零八年十二月任中國南方航空股份有限公司(一家在上海證券交易所和香港聯交所上市的公司)董事長，二零零八年十二月起任東航集團總經理、黨組副書記，二零零九年二月三日起任本公司董事長。劉先生還是國際航空運輸協會理事、海峽兩岸關係協會理事、中國上市公司協會第一屆監事會副監事長。劉先生畢業於中國民航飛行學院，獲得清華大學高級工商管理(EMBA)碩士學位，擁有特級飛行員職稱。

馬須倫先生現任本公司副董事長、總經理、黨委副書記及東航集團黨組書記。馬先生曾任中國物資儲運總公司副總經理，中國民航總局財務司副司長，中國國際航空公司副總裁、常務副總裁，二零零四年九月至二零零七年一月任中國國際航空股份有限公司(一家在上海證券交易所及香港聯交所上市的公司)總裁、黨委副書記，二零零四年十二月至二零零八年十二月任中國航空集團公司黨組成員，二零零七年一月至二零零八年十二月任中國航空集團公司副總經理，二零零八年十二月起任本公司總經理、黨委副書記，東航集團黨組副書記，二零零九年二月起任本公司董事，二零一一年十一月起任東航集團黨組書記、本公司副董事長。馬先生還擔任上海上市公司協會副理事長。馬先生畢業於山西財經大學、華中科技大學，獲得碩士學位，擁有註冊會計師資格。

徐昭先生現任本公司董事、東航集團總會計師。徐先生曾任東風汽車公司工程師、會計師，上海延華高科技有限公司財務部經理，陝西重型汽車有限公司財務總監。二零零六年十一月起任東航集團總會計師，二零零七年六月起至二零一一年十一月任本公司監事，二零零九年九月至二零一三年十二月任盈德氣體集團有限公司(一家在香港聯交所上市的公司)獨立非執行董事，二零一二年六月起任本公司董事。徐先生畢業於重慶大學鑄造專業和香港中文大學會計專業，並獲得碩士學位。徐先生擁有工程師和會計師職稱，中國註冊會計師資格。

顧佳丹先生現任本公司董事、東航集團副總經理、黨組成員。顧先生曾任上海航空股份有限公司總經理助理兼商務部總經理、黨委書記。二零零五年五月至二零零九年八月任上海航空股份有限公司黨委委員、副總經理，二零零九年八月至二零一零年一月任上海航空股份有限公司代總經理，二零一零年一月至二零一一年七月任東航集團副總經理、黨組成員兼上航黨委書記，二零一一年七月起任東航集團副總經理、黨組成員，二零一二年六月起任本公司董事。顧佳丹先生獲得碩士學位，擁有高級經濟師職稱。

李養民先生現任本公司董事、黨委書記、副總經理及東航集團黨組成員。李先生於一九八五年加入民航業，曾任中國西北航空公司飛機維修基地副總經理兼航綫部經理，東航西北公司飛機維修基地總經理、中國東方航空西北分公司副總經理。二零零五年十月起任本公司副總經理，二零一零年七月至二零一二年十二月兼任本公司安全總監，二零一一年五月起任東航集團黨組成員，二零一一年六月起任本公司黨委書記、董事。李先生先後畢業於中國民航大學、西北工業大學，獲得碩士研究生學歷，在復旦大學獲得高級工商管理(EMBA)學位，擁有高級工程師資格。

唐兵先生現任本公司董事、副總經理、東航集團黨組成員。唐先生於一九九三年加入民航業，曾任珠海摩天宇發動機維修有限公司執行副總裁(中方總經理)，中國南方航空集團公司辦公廳主任，重慶航空有限公司總裁。二零零七年十二月至二零零九年五月任中國南方航空股份有限公司(一家在上海證券交易所和香港聯交所上市的公司)總工程師兼機務工程部總經理，二零零九年五月至二零零九年十二月任本公司北京分公司總經理，二零一零年一月到二零一一年十二月任上海航空總經理，二零一零年二月起任本公司副總經理，二零一一年五月起任東航集團黨組成員，二零一二年六月起任本公司董事。唐先生畢業於南京航空航天大學電氣技術專業，獲得中山大學管理學院工商管理(MBA)學位和清華大學經管學院高級工商管理(EMBA)學位以及中國社會科學院研究生院國民經濟學博士學位，擁有高級工程師資格。

劉克涯先生現任本公司獨立非執行董事。劉先生於一九六九年加入台灣民航業，曾任台灣中華航空公司檀香山國際機場經理、美洲地區營銷經理、夏威夷地區總經理、歐洲地區處長、總公司企劃處長、總公司營銷規劃處長、營銷副總經理、商務副總經理、總公司總經理。此外，劉先生還曾任台灣華信航空、台灣遠東航空、台灣華膳空廚、台灣桃園航勤服務公司的董事，台灣華儲物流公司的董事長，並曾任香港國際物流公司亞洲區營運長。劉先生於二零零九年六月起任本公司獨立非執行董事。劉先生畢業於台灣世新大學，並於一九九零年及一九九三年兩度赴美國斯坦福大學研修。

季衛東先生現任本公司獨立非執行董事。季先生曾任日本神戶大學法學院副教授、教授，二零零八年起任上海交通大學凱原法學院院長、講席教授，此外，現任日本神戶大學名譽教授。季先生於二零一零年三月起任本公司獨立非執行董事。季先生畢業於北京大學法律學系，先後完成了日本京都大學研究生院法科碩士課程、博士課程，並獲得京都大學博士學位。一九九一年九月至一九九二年七月為美國斯坦福大學法學院訪問學者。

邵瑞慶先生現任本公司獨立非執行董事。邵先生曾任上海海事大學經濟管理學院副院長、院長，二零零四年三月起任上海立信會計學院副院長，此外，邵先生還擔任會計學教授、博士生導師。邵先生於二零零七年六月至二零一一年八月擔任招商銀行股份有限公司(一家在上海證券交易所和香港聯交所上市的公司)外部監事。邵先生於二零零八年六月至二零一二年五月擔任上海汽車集團股份有限公司(一家在上海證券交易所上市的公司)獨立非執行董事。邵先生於二零一零年六月起任本公司獨立非執行董事。邵先生於一九九五年獲國務院政府特殊津貼，目前是交通運輸部財會專家諮詢委員。邵先生先後畢業於上海海事大學、上海財經大學與同濟大學，獲得經濟學學士學位、管理學碩士學位和博士學位，並擁有在英國、澳大利亞進修及做高級訪問學者兩年半時間的經歷。

李若山先生現任本公司獨立非執行董事。李先生曾任廈門大學經濟學院會計系副主任、經濟學院副院長，復旦大學管理學院副院長、會計系主任及金融系主任。李先生現任復旦大學管理學院會計系教授、博士生導師，中國註冊會計師協會維權委員會委員，上海會計學會副會長，上海審計學會副會長，上海證券交易所上市公司諮詢專家委員會委員，財政部會計準則委員會諮詢專家，興業銀行股份有限公司(一家在上海證券交易所上市的公司)及西安陝鼓動力股份有限公司(一家在上海證券交易所上市的公司)獨立董事。李先生曾擔任中國太平洋保險(集團)股份有限公司(一家在上海證券交易所及香港聯交所上市的公司)及廣博集團股份有限公司(一家在深圳證券交易所上市的公司)的獨立董事。李先生於二零一三年六月起任本公司獨立非執行董事。李先生於二零一零年獲上海證券交易所頒發的「中國十佳獨立董事」稱號。李先生畢業於廈門大學會計系，是中國第一位審計學博士學位獲得者，曾先後留學比利時、美國MIT等著名大學。

馬蔚華先生現任本公司獨立非執行董事。馬先生曾任招商銀行股份有限公司(一家在上海證券交易所及香港聯交所上市的公司)執行董事、行長兼首席執行官，招商信諾人壽保險有限公司董事長，招商基金管理有限公司董事長。馬先生現任香港永隆銀行有限公司董事長，第十二屆全國政協委員，中國國際商會副主席，中國企業家協會執行副會長，中國金融學會常務理事，深圳市綜研軟科學發展基金會理事長，中國石油化工股份有限公司(一家在上海證券交易所及香港聯交所上市的公司)，盈利時控股有限公司(一家在香港聯交所上市的公司)，華潤置地有限公司(一家在上海證券交易所及香港聯交所上市的公司)獨立董事。馬先生於二零一三年十月起任本公司獨立非執行董事。馬先生擁有經濟學博士學位，在北京大學、清華大學等多所高校任兼職教授。

于法鳴先生現任本公司監事會主席、東航集團黨組成員、黨組紀檢組組長。于先生曾任中國勞動人事部政策研究室調研處副處長、政策法規司綜合處處長，中國勞動部勞動科學研究所副所長，中國勞動和社會保障部勞動科學研究所副所長、所長、培訓就業司司長。二零零八年六月至二零一一年五月任中國人力資源和社會保障部就業促進司司長，二零一一年五月起任東航集團黨組成員、黨組紀檢組組長，二零一一年六月起任本公司監事會主席。于先生畢業於山東大學哲學系，擁有副研究員職稱。

席晟先生現任本公司監事、東航集團總審計師。席先生曾任審計署外資運用審計司外事二處副處長、外事司聯絡接待處處長、中國審計事務所副所長、審計署固定資產投資審計司司長、審計署駐哈爾濱特派員辦事處黨組書記、特派員。二零零七年一月至二零零九年九月任審計署人事教育司司長，二零零九年九月至二零一二年十一月任東航集團審計部部長，二零零九年九月起任東航集團總審計師，二零一二年六月起任本公司監事。席先生還任中國內部審計協會常務理事，上海市內部審計師協會副會長，國際內部審計師協會理事會成員及協會國際關係委員會委員。席先生畢業於江西財經大學，獲得大學本科學歷，具有高級審計師職稱，中國註冊會計師(CPA)，國際註冊內部審計師(CIA)。

巴勝基先生現任本公司監事，東航集團工會主席。巴先生於一九七八年加入民航業。曾任本公司財務處科長、副處長，審計室主任，東航集團審計室主任、審計部部長、紀委辦公室主任、監察部部長、紀檢組副組長，二零零六年十一月至二零零九年十一月任本公司紀委書記，二零零九年十一月至二零一一年十一月任本公司紀委書記、工會主席，二零一一年十一月起至二零一三年八月任本公司黨委副書記、紀委書記，二零一三年八月起任東航集團工會主席。巴先生畢業於上海電視大學。

馮金雄先生現任本公司監事，審計部總經理，東航集團審計部副部長。馮先生於一九八二年加入民航業。曾任本公司計劃處副處長、處長，東航集團財務部部長、副總會計師，本公司人力資源部經理，東航金戎副總經理，本公司上海保障部副總經理。二零零七年至二零零九年任中國東方航空武漢有限責任公司總經理，二零零九年二月起任本公司審計部總經理，二零零九年三月起任本公司監事。馮先生畢業於中國民航大學及中國社會科學院研究生院，擁有碩士研究生學歷。

燕泰勝先生現任本公司監事，工會副主席。燕先生於一九七三年加入民航業，曾任本公司辦公室秘書科科長，上海民航東大實業公司總經理，本公司工會辦公室副主任、主任。二零零五年起任本公司工會副主席。二零零九年三月起任本公司監事。燕先生畢業於華東師範大學。

舒明江先生報告期內任本公司副總經理。舒先生於一九八九年加入民航業，曾任上海東方飛行培訓有限公司(本公司的附屬公司)常務副總經理，本公司安全監察處副處長、安全監察部副經理、經理，本公司上海飛行部副總經理，本公司雲南分公司副總經理。二零零六年十一月至二零零九年十二月任本公司總飛行師兼運行控制中心總經理，二零零九年十二月至二零一一年十一月任本公司北京分公司總經理，二零一一年十二月至二零一四年三月任本公司副總經理，二零一四年二月起任東航集團安全總監。舒先生畢業於中國民用航空飛行學院駕駛系飛機駕駛專業，擁有中國民航大學與法國國立民航大學、法國航空工業大學(合辦)航空安全管理專業碩士學位和復旦大學管理學院高級工商管理(EMBA)學位。

吳永良先生現任本公司副總經理、財務總監。吳先生於一九八四年加入民航業，曾任本公司財務處副處長、處長，公司計劃財務處處長，東航集團財務部部長。二零零一年至二零零九年三月任東航集團副總會計師兼財務部部長，二零零九年四月起任本公司財務總監，二零一一年十二月起任本公司副總經理。吳先生畢業於中國民航大學經管系計財專業和復旦大學工商管理(MBA)專業，擁有碩士研究生學歷和會計師職稱。

田留文先生現任本公司副總經理。田先生曾任中國通用航空公司市場銷售部北京營業部經理，本公司山西分公司總經辦主任、工會主席、副總經理。二零零二年六月至二零零八年一月任本公司河北分公司副總經理、總經理，二零零五年四月至二零零八年一月兼任本公司北京基地總經理，二零零八年一月至二零一一年十二月任中國東方航空江蘇有限公司(本公司的附屬公司)總經理，二零一一年十二月至二零一三年六月任上航總經理，二零一二年一月至二零一三年十二月任上航董事，二零一一年十二月起任本公司副總經理。田留文先生擁有南京大學高級管理人員工商管理(EMBA)碩士學位和高級經濟師資格。

馮亮先生現任本公司副總經理、總工程師、安全總監。馮先生於一九八六年加入民航業，在本公司飛機維修基地航線部工作，一九九九年至二零零六年歷任本公司飛機維修基地工程技術處處長、基地總工程師、基地總經理，二零零六年九月東航工程技術公司成立後任工程技術公司總經理。二零一零年八月起任本公司總工程師，二零一二年十二月起任本公司安全總監，二零一三年八月起任本公司副總經理。馮先生畢業於中國民航大學飛機電氣設備維修專業，獲得上海交通大學工商管理碩士學位，擁有高級工程師資格。

孫有文先生現任本公司副總經理、總飛行師兼上海飛行部總經理。孫先生於一九八零年加入民航業，曾任本公司上海飛行部中隊長、大隊長。二零零七年四月至二零零九年十一月任中國東方航空江蘇有限公司副總經理，二零零九年十二月起任本公司上海飛行部總經理，二零一二年四月起任本公司總飛行師，二零一四年三月起任本公司副總經理。孫先生畢業於中國民用航空飛行學院駕駛系飛機駕駛專業，擁有復旦大學管理學院高級工商管理碩士(EMBA)學位。

汪健先生現任本公司董事會秘書、董事會秘書室主任、聯席公司秘書、授權代表。汪先生於一九九五年加入東航，曾任本公司辦公室副主任、上海營業部副總經理。二零零六年九月至二○○九年五月任中國南方航空股份有限公司上海基地副總經理，二零零九年五月起任本公司董事會秘書室主任，二零零九年五月至二零一二年四月任本公司證券事務代表，二零一二年四月起任本公司董事會秘書、聯席公司秘書、授權代表。汪先生畢業於上海交通大學，擁有華東理工大學工商管理(MBA)研究生學歷及清華大學高級工商管理(EMBA)學位、上海證券交易所上市公司董事會秘書資格證書。

魏偉峰先生現任本公司聯席公司秘書。魏先生為香港特許秘書公會資深會員兼副會長，並為英國特許秘書及行政人員公會資深會員。魏先生現任信永方圓企業服務集團有限公司董事兼行政總裁。魏先生獲香港樹仁大學委任為法律系兼任教授、獲香港特別行政區首長委任為經濟發展委員會專業服務業工作小組非官首成員及獲香港會計師公會委任為專業資格及考試評議會委員會成員。魏先生曾於多家公司擔任聯席公司秘書，具備豐富的公司秘書、企業管理、法律、財務及公司治理等方面的經驗。他亦為香港會計師公會會員及英國特許會計師公會資深會員。魏先生於二零一二年四月起擔任本公司聯席公司秘書。魏先生擁有上海財經大學金融學博士學位、香港理工大學企業融資碩士學位、美國安德魯大學工商管理碩士學位及英國華瑞漢普敦大學榮譽法律學士學位。

羅祝平先生報告期內任本公司董事。羅先生於一九八八年加入東航，曾任中國東方航空公司企業管理處副處長、處長、股份制辦公室副主任，一九九六年十二月至二○一二年四月任本公司董事會秘書十五年、一九九七年至二零零八年兼任董事會秘書室主任，二零零四年六月至二○一三年六月任公司董事。羅先生自一九九三年起一直負責企業境內外上市和資本運營的相關工作，在企業改制、股票發行、公司治理、購並重組等提升企業價值的諸多方面有長時間的實踐和積累。羅先生畢業於安徽大學哲學專業和法學專業，並擁有華東師範大學經濟學世界經濟專業碩士研究生學歷，曾參加國家經濟貿易委員會與摩根士丹利公司在美國舉辦的國家大型企業高級管理人員培訓班。

吳曉根先生報告期內任本公司獨立非執行董事。吳先生曾任中國金穀國際信托投資有限責任公司證券業務部總經理助理、副總經理，中國科技國際信託投資公司證券管理總部副總經理兼機構管理部總經理，中央財經大學會計學院審計教研室主任、副院長。二零零四年十一月至二零一零年六月任中國第一重型機械集團公司總會計師，二零一零年六月起任中央企業專職外部董事，擁有研究員職稱。吳先生於二零一零年五月至二零一二年五月擔任中國石油化工股份有限公司(一家在上海證券交易所和香港聯交所上市的公司)獨立非執行董事。吳先生二零一零年三月至二零一三年六月任本公司獨立董事。吳先生還擔任中國註冊會計師協會理事和職業道德準則委員會委員，中國機械工業集團有限公司外部董事，中國長江三峽集團公司外部董事。吳先生畢業於中央財經大學經濟管理系，擁有經濟學博士學位。

劉家順先生報告期內任本公司監事。劉先生曾任中國航空油料海南公司黨委書記、副總經理、紀委書記，海南南洋航空運輸有限公司董事長、總經理，海口美蘭機場供油工程總指揮長，美蘭機場有限責任公司董事和美亞實業有限公司副董事長、總經理。一九九九年至二零零七年任中國航空油料華東公司黨委副書記兼紀委書記，二零零六年至二零零九年三月任上海浦航石油有限公司總經理，二零零九年十月起任中國航空油料華東公司黨委書記，二零零零年至二零一三年六月任本公司監事。劉先生擁有研究生學歷，高級政工師資格。

根據上市規則第3.13條，獨立非執行董事已根據上市規則所載有關獨立性的規定出具確認函。本公司認為各獨立非執行董事均具有獨立性。

董事會和管理層人事變動情況

二零一三年六月二十六日，本公司召開二零一二年度股東大會，選舉產生了第七屆董事會和第七屆監事會；並於同日召開本公司第七屆董事會第一次普通會議和第七屆監事會第一次會議，選舉產生本公司第七屆董事會董事長、副董事長、總經理、副總經理、財務總監、董事會秘書和第七屆監事會主席。

二零一三年八月二十七日，本公司第七屆董事會第二次普通會議審議通過聘任馮亮先生為本公司副總經理的議案；二零一三年十月二十九日，本公司二零一三年第一次臨時股東大會審議通過選舉馬蔚華先生為本公司第七屆董事會獨立非執行董事的議案；二零一四年三月二十四日，本公司第七屆董事會第六次普通會議審議通過關於本公司副總經理人選變動的議案，聘任孫有文先生為本公司副總經理，舒明江先生因工作變動不再擔任本公司副總經理職務。

離任

姓名	離任日期	職務
羅祝平	二零一三年六月二十六日	董事
吳曉根	二零一三年六月二十六日	獨立非執行董事
劉家順	二零一三年六月二十六日	監事
舒明江	二零一四年三月二十四日	副總經理

聘任

姓名	聘任日期	決議機構	職務
劉紹勇	二零一三年六月二十六日	二零一二年度股東大會第七屆董事會第一次普通會議	董事長
馬須倫	二零一三年六月二十六日	二零一二年度股東大會第七屆董事會第一次普通會議	副董事長、總經理
徐昭	二零一三年六月二十六日	二零一二年度股東大會	董事
顧佳丹	二零一三年六月二十六日	二零一二年度股東大會	董事
李養民	二零一三年六月二十六日	二零一二年度股東大會第七屆董事會第一次普通會議	董事、副總經理
唐兵	二零一三年六月二十六日	二零一二年度股東大會第七屆董事會第一次普通會議	董事、副總經理
劉克涯	二零一三年六月二十六日	二零一二年度股東大會	獨立非執行董事
季衛東	二零一三年六月二十六日	二零一二年度股東大會	獨立非執行董事
邵瑞慶	二零一三年六月二十六日	二零一二年度股東大會	獨立非執行董事
李若山	二零一三年六月二十六日	二零一二年度股東大會	獨立非執行董事
馬蔚華	二零一三年十月二十九日	二零一三年第一次臨時股東大會	獨立非執行董事
于法鳴	二零一三年六月二十六日	二零一二年度股東大會第七屆監事會第一次會議	監事會主席
席晟	二零一三年六月二十六日	二零一二年度股東大會	監事
巴勝基	二零一三年六月二十六日	二零一二年度股東大會	監事
燕泰勝	二零一三年六月二十六日	第五屆職代會二零一三年第三次組長聯席會議	監事
馮金雄	二零一三年六月二十六日	第五屆職代會二零一三年第三次組長聯席會議	監事
吳永良	二零一三年六月二十六日	第七屆董事會第一次普通會議	副總經理、財務總監
田留文	二零一三年六月二十六日	第七屆董事會第一次普通會議	副總經理
馮亮	二零一三年八月二十七日	第七屆董事會第二次普通會議	副總經理
孫有文	二零一四年三月二十四日	第七屆董事會第六次普通會議	副總經理
汪健	二零一三年六月二十六日	第七屆董事會第一次普通會議	董事會秘書、聯席公司秘書、授權代表
魏偉峰	二零一三年六月二十六日	第七屆董事會第一次普通會議	聯席公司秘書

根據上市規則第13.51B(1)條之董事或監事變更資料

本公司董事唐兵先生於二零一四年一月起不再擔任上航(本公司的附屬公司)董事長，於二零一四年一月起擔任上航執行董事。

本公司獨立非執行董事李若山先生於二零一三年六月不再擔任中國太平洋保險(集團)股份有限公司(一家在上海證券交易所及香港聯交所上市的公司)獨立非執行董事，於二零一四年二月不再擔任廣博集團股份有限公司(一家在深圳證券交易所上市的公司)獨立非執行董事，於二零一三年十二月起擔任西安陝鼓動力股份有限公司(一家在上海證券交易所上市的公司)獨立非執行董事。

本公司獨立非執行董事馬蔚華先生於二零一三年七月起擔任華潤置地有限公司(一家在香港聯交所上市的公司)獨立非執行董事。

董事、行政總裁、監事和高級管理人員持股情況

除以上所披露之董事、行政總裁、監事和高級管理人員持股情況之外，於二零一三年十二月三十一日，本公司董事、行政總裁、監事及高級管理人員及彼等各自之聯繫人概無於本公司及／或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及／或債券證(視乎情況而定)持有根據證券及期貨條例第XV部第7及8分部須向本公司及香港聯交所披露、並於根據證券及期貨條例第352條須予存置的登記冊中所記錄的權益或淡倉(包括本公司董事、行政總裁、監事及高級管理人員及彼等各自之聯繫人根據證券及期貨條例有關規定被假設或視為持有的權益或淡倉)，或根據標準守則(對監事的應用範圍被視為與董事一致)須向本公司及香港聯交所披露的權益或淡倉。

在二零一三年度內及截至二零一三年十二月三十一日止，本公司並無授予或訂立任何安排，致使本公司董事、行政總裁、監事、高級管理人員及／或他們的配偶或未滿十八歲子女認購本公司股份證券或債券證券的權利。

於本報告日期，劉紹勇先生(本公司董事長)、徐昭先生及顧佳丹先生(董事)、于法鳴先生(本公司監事會主席)、席晟先生及巴勝基先生(監事)均為東航集團僱員，而東航集團擁有根據證券及期貨條例第XV部第2及3分部條文須向本公司及香港聯交所披露的本公司股份權益。

董事及監事服務合約

各董事或監事與本公司概無訂立任何本公司在不予賠償(法定賠償除外)的情況下在一年內不可終止的服務合同。

董事及監事的合約權益

各董事或監事於本報告期內概無在任何本公司或其附屬公司為合約一方的任何重要合約(定義見上市規則附錄十六第15段)中直接或間接擁有重大權益。

薪酬

董事及監事

有關董事及監事之薪酬詳情，請參閱按國際財務報告準則編製的財務報表附註9。

H股股票增值權計劃

本公司H股股票增值權授予詳情請見本報告標題為「董事會報告書－H股股票增值權」一節。

主要供貨商及客戶

二零一三年本公司向最大供貨商和前5名供貨商的採購金額分別佔年度採購總額的16.45%和30.08%，本公司向前5名客戶銷售的收入總額約為人民幣66.55億元，佔本公司營業收入的7.56%。

各董事、監事或其聯繫人或任何據本公司董事所知持有5%或以上本公司股份之股東概無在上述供貨商及客戶擁有任何權益。

醫療保險

本集團大部份中國僱員參加了各省份的市政府組織的醫療保險計劃，本集團及僱員須分別按基本薪金約12%及2%向計劃供款。除此供款外，本集團對參加計劃的僱員並無其他醫療費用責任。截至二零一三年十二月三十一日止年度，本集團計人民幣4.78億元（二零一二年：人民幣3.91億元）醫療保險供款於損益表中列賬。

職工退休金制度

有關本公司職工退休金制度和退休後的福利之詳情，請參閱按國際財務報告準則編製的財務報表附註38。

職工住房補貼

本集團職工住房補貼詳情請參閱本集團根據國際財務報告準則編製之財務報表附註39。

銀行貸款及其他借款

本公司及本集團截至二零一三年十二月三十一日止之銀行貸款及其他借款詳情，請參閱按國際財務報告準則編製的財務報表附註34。

利息資本化

本集團截至二零一三年十二月三十一日止年度按國際財務報告準則計算之資本化利息為人民幣3.91億元。

物業、機器及設備

本公司及本集團本年度之物業、機器及設備變動情況，已概述在按國際財務報告準則編製的財務報表附註19內。

儲備

本公司及本集團截至二零一三年十二月三十一日止年度儲備變動及本公司溢利分配詳情，請參閱按國際財務報告準則編製的財務報表附註43。

捐款

本集團於本年度內慈善捐款合共約人民幣10.97萬元。

重大訴訟

原中國東方航空雲南公司二零零四年十一月二十一日包頭空難在美國和中國提起訴訟的三十二名遇難者家屬已與本公司達成和解，並向北京市第二中級人民法院撤回起訴。二零一三年五月三十一日，北京市第二中級人民法院已裁定准許撤訴。美國加州法院於二零一三年十月二十四日裁定終止該案在美國的審理。至此，國內訴訟與境外訴訟均已完結。本公司管理層認為，該訴訟結果並不會對本公司的財務狀況及經營業績造成不利影響。

截至二零一三年十二月三十一日，本集團無重大訴訟、仲裁或申索。

重大事項

1. 於二零一二年三月二十三日，本公司與澳航的一家全資附屬公司捷星航空私人有限公司簽署了一份有約束力的諒解備忘錄，在香港合資設立一家低成本航空公司。二零一二年八月二十四日，本公司全資附屬公司東航海外與澳航全資附屬公司捷星國際訂立股東協議，據此，東航海外與捷星國際同意設立以香港為基地、掛牌為捷星的低成本航空公司。於二零一三年六月五日，東航海外、捷星國際與信德集團以香港為基地的全資附屬公司信德投資以及捷星香港簽署經重述及修訂的股東協議，據此，信德投資將成為持有捷星香港總發行股本三分之一的新戰略股東(受限於完成所需的向中國有關機構的備案程序)。詳情請參見本公司在香港刊發的日期為二零一二年三月二十三日、二零一二年八月二十四日及二零一三年六月五日的公告。

2. 於二零一三年三月二十日，本公司完成了二零一二年公司債券(第一期)的發行工作，本次發行規模為人民幣48億元，發行價格為人民幣100元／張，為10年期固定利率品種，票面利率為5.05%。該期債券已於二零一三年四月二十二日在上海證券交易所上市。於二零一三年六月二十八日，信用評級機構大公國際資信評估有限公司對該期公司債券出具了跟踪評級報告。本期債券募集款項在扣除發行費用後擬全部用於購買飛機。詳情請參見本公司在香港刊發的日期為二零一二年五月十一日、二零一二年六月二十八、二零一三年三月二十日、二零一三年四月十八日及二零一三年六月二十八日的公告。

3. 於二零一三年四月十七日，本公司完成向東航集團及東航金戎以每股人民幣3.28元非公開發行698,865,000股新A股(「**A股認購事項**」)，總認購價為人民幣2,292,277,200元；於二零一三年六月二十一日，本公司完成向東航國際以每股2.32港元非公開發行698,865,000股新H股(「**H股認購事項**」)，總認購價為1,621,366,800港元。A股認購事項及H股認購事項旨在改善本公司的財務狀況，長遠而言，可以提高本公司競爭力，改善本公司經營狀況。詳情請參見本公司在香港刊發的日期為二零一二年九月十一日、二零一二年十一月九日、二零一三年二月四日、二零一三年二月二十五日、二零一三年四月十日、二零一三年四月十七日及二零一三年六月二十一日的公告及日期為二零一二年九月二十四日的通函。

4. 於二零一三年五月二十九日，為滿足本公司運營資金需求，本公司全資附屬公司東航海外在香港向專業投資者發行人民幣22億元，利率為3.875%，於二零一六年到期有擔保債券。發行價是債券本金額的100%。該債券於香港聯交所上市，本公司就該債券發行提供擔保。詳情請參見本公司在香港刊發的日期為二零一三年五月二十四日、二零一三年五月三十日和二零一三年六月五日的公告。

5. 於二零一三年六月七日，本公司完成了二零一三年第一期超短期融資券的發行，發行額為人民幣40億元，期限為270天，單位面值為人民幣100元，發行利率為3.95%。發行價是債券本金額的100%。本期融資券募集資金主要用於補充本公司本部營運資金。詳情請參見本公司在香港刊發的日期為二零一三年六月七日的公告。

6. 於二零一三年六月十日，本公司兑付了二零一二年度第一期超短期融資券(該期超短期融資券於二零一二年九月十三日發行完成，發行額為人民幣40億元，期限為270天，單位面值為人民幣100元，發行利率為4.1%)。詳情請參見本公司在香港刊發的日期為二零一二年九月十三日及二零一三年六月十三日的公告。

7. 於二零一三年六月二十六日，本公司二零一二年度股東大會審議通過了(i)聘任安永華明會計師事務所(特殊普通合夥)及安永會計師事務所為本公司二零一三年度的國內及國際審計師；及(ii)聘任安永華明會計師事務所(特殊普通合夥)為本公司二零一三年度的內部控制審計師，並於二零一二年度股東大會結束後生效。詳情請參見本公司在香港刊發的日期為二零一三年三月二十六日及二零一三年六月二十六日的公告。

8. 於二零一三年六月二十六日，本公司二零一二年度股東大會審議通過了關於增加公司營業範圍並修訂《公司章程》的議案。同日，本公司董事長根據二零一二年第一次臨時股東大會的授權及A股認購事項、H股認購事項的發行結果對公司章程進行了相應修訂。該等修訂均於二零一三年六月二十六日起生效。詳情請參見本公司在香港刊發的日期為二零一三年四月二十六日及二零一三年六月二十六日的公告。

9. 二零一四年二月二十八日，本公司(作為買方)與空客公司(作為賣方)在中國上海簽訂了一份協議，由本公司向空客公司購買70架空客A320NEO飛機。上述飛機將於二零一八年至二零二零年分批交付於本公司。於同日，本公司(作為賣方)與空中客車公司(作為買方)訂立一份協議，由本公司向空客公司出售七架空客A300-600型飛機以及若干航材備發。詳情請參見本公司在香港刊發的日期為二零一四年二月二十八日的公告。

10. 於二零一四年三月十三日，為滿足本公司運營資金，本公司全資附屬公司東航海外在香港向專業投資者發行人民幣25億元，利率為4.8%，於二零一七年三月到期有擔保債券，並於香港聯交所上市，本公司就該債券發行提供擔保。詳情請參見本公司在香港刊發的日期為二零一四年三月七日及二零一四年三月十三日的公告。

11. 二零一四年三月二十六日，根據中國證監會及上海證券交易所的有關規定，董事會審議通過修訂本公司《公司章程》中涉及現金分紅相對於股票股利在利潤分配方式中的優先順序和現金分紅間隔相應條款。本次章程修改尚需提請本公司二零一三年年度股東大會審議。詳情請參見本公司在香港刊發的日期為二零一四年三月二十六日的公告。

12. 本公司居於香港的授權代表(就香港法例第622章公司條例第776(4)條而言)已由葛海旺先生變更為劉明煜先生，從二零一四年三月二十六日起生效。詳情請參見本公司在香港刊發的日期為二零一四年三月二十六日的公告。

關連交易

1. 於二零一三年一月十日，上航國旅與東航旅業簽署了股權轉讓協議，上海國旅同意按總代價人民幣11,876,200元向東航旅業收購東航旅遊的全部股權(「**東航旅遊收購**」)。

   東航旅業為東航集團的全資附屬公司，而東航集團為本公司的控股股東，故東航旅業為上市規則下本公司的關連人士。

   因此，東航旅遊收購構成本公司的關連交易。東航旅遊收購的主要目的為重組及逐步合併本集團的旅遊業務。詳情請參見本公司在香港刊發的日期為二零一三年一月十日的公告。

2. 二零一三年九月二十七日，為使本公司的媒體及廣告資源具有專業且穩定、可靠的運營，本公司與東航傳媒簽署了一份協議，據此，本公司及其下屬控股附屬公司同意一次性以人民幣2.37億元向東航傳媒及其下屬控股附屬公司轉讓在約定範圍內的媒體及廣告資源特許使用權，為期15年(由二零一四年一月一日起至二零二八年十二月三十一日)。東航傳媒為東航集團的附屬公司及因此為其聯繫人，而東航集團是本公司的控股股東。因此，東航傳媒為本公司的關連人士，該交易構成本公司的一項關連交易。詳情請參見本公司在香港刊發的日期為二零一三年九月二十七日的公告。

3. 二零一三年十二月二十四日，本公司與東航集團作為東航傳媒的股東，同意雙方按持股比例同比例對東航傳媒進行現金增資，增資總額為人民幣8,000萬元。其中，本公司將按比例以現金出資人民幣3,600萬元，而東航集團將按比例以現金出資餘下的人民幣4,400萬元。東航傳媒為東航集團的附屬公司及因此為其聯繫人，而東航集團是本公司的控股股東。因此，東航傳媒為本公司的關連人士，本公司的出資構成本公司的一項關連交易。該增資事宜已完成。本次增資可促使東航傳媒提升市場競爭力，推動其未來的持續發展，從而提高於本公司獲得穩定投資收益的能力，詳情請參見本公司在香港刊發的日期為二零一三年十二月二十四日的公告。

持續關連交易

為以更佳方式管理現有持續關連交易及規範(i)本集團與(ii)東航集團及其若干聯繫人的持續業務關係，及遵照上市規則第14A章的適用規定，本公司已就各項持續關連交易分別訂立以下協議或更新協議，該等協議均自二零一四年一月一日起至二零一六年十二月三十一日止三年內有效。

	協議	訂約方與關連人士的關係
1.	物業租賃更新協議	東航集團。
2.	金融服務更新協議	東航財務公司，其約53.75%權益由東航集團直接擁有，因此亦為其聯繫人。
		東航金戎，為東航集團的全資附屬公司。
3.	進出口代理更新協議	東航進出口公司，其55%權益由東航集團直接擁有，因此亦為其聯繫人。
4.	航空配餐服務更新協議	東航食品公司，其55%權益由東航集團直接擁有，因此亦為其聯繫人。
5.	機票銷售代理服務更新協議	上海東美，其72.84%權益由東航集團間接擁有，因此亦為其聯繫人。
6.	生產及維修服務更新協議	東航實業，其95%權益由東航集團直接擁有，因此亦為其聯繫人。
7.	廣告代理更新協議	東航傳媒，其55%權益由東航集團直接擁有，因此亦為其聯繫人。
8.	物業管理服務協議	東航投資，為東航集團的全資附屬公司。
9.	酒店住宿服務協議	東航旅業，為東航集團的全資附屬公司。

有關持續關連交易之詳情如下：

1. **物業租賃更新協議**

於二零一零年十月十五日，本公司與東航集團訂立物業租賃協議(「**現有物業租賃協議**」)，該協議於二零一三年十二月三十一日到期。於二零一三年八月三十日，本公司與東航集團訂立有關更新現有物業租賃協議的協議(「**物業租賃更新協議**」)，其條款大致相同。根據物業租賃更新協議，本公司將向東航集團及其附屬公司租賃以下物業，以供本集團的日常航班及其他業務營運使用：

(a) 東航西北公司持有合共最多36項土地物業，土地總面積約為713,632平方米，連同合共172項大廈物業及相關建設、基建及設施，總樓面面積約為240,601平方米；

(b) 中國東方航空雲南公司持有合共最多3項土地物業，土地總面積約為43,258平方米，連同合共24項大廈物業及相關建設、基建及設施，總樓面面積約為77,401平方米；

(c) 東航集團持有位於石家莊的大廈物業及相關建設、基建及設施，總樓面面積約為8,853平方米；

(d) 東航集團持有位於太原的大廈物業及相關建設、基建及設施，總樓面面積約為63,552平方米；

(e) 東航集團持有位於上海的合共7項大廈物業及相關建設、基建及設施，總樓面面積約為13,195平方米；

(f) 東航集團持有位於上海的東航大酒店合共33間客房，總樓面面積約為1,500平方米；及

(g) 因應本公司緊急業務需求而不時租予本公司的由東航集團持有的其他物業設施。

除有待進一步協定的條款及條件外以及根據該等條款及條件，本公司會將本集團合法擁有或租賃的若干物業租賃予有需要的東航集團附屬公司。

2. **金融服務更新協議**

於二零一零年十月十五日，本公司與東航財務公司訂立金融服務協議(「**現有金融服務協議**」)，該協議於二零一三年十二月三十一日到期。於二零一三年八月三十日，本公司與東航財務公司及金戎控股訂立有關更新現有金融服務協議的協議。據此協議，東航財務公司及其附屬公司(個別及統稱為「**東航財務實體**」)與金戎控股及其附屬公司(個別及統稱為「**金戎控股實體**」)將不時向本集團提供一系列金融服務，包括(i)東航財務實體提供存款服務、(ii)東航財務實體提供貸款及融資服務，以及(iii)其他金融服務，例如(a)東航財務實體提供信託貸款、財務擔保及信用鑑證；及(b)金戎控股實體就期貨產品(例如原油、外匯及國債)提供經紀服務等(「**其他金融服務**」的範圍並沒有限制，必要時可向本集團提供不同服務)。

於二零一三年一月十六日，為建立系統的資金防範制度，進一步保證本公司在東航財務公司存款的安全性，本公司與東航財務公司簽訂補充協議，據此，雙方在日期為二零一零年十月十五日的財務服務協議約定的每日存貸款餘額上限不變的前提下，進一步限制本集團在東航財務公司及其附屬公司的存貸款餘額。詳情請參見本公司在香港刊發的日期為二零一三年一月十六日的公告。

3. 進出口代理更新協議

於二零一零年十月十五日，本公司與東航進出口公司訂立進出口代理協議(「**現有進出口代理協議協議**」)，該協議於二零一三年十二月三十一日到期。於二零一三年八月三十日，本公司與東航進出口公司訂立有關更新現有進出口代理協議的協議，其條款大致相同。據此協議，東航進出口公司及其附屬公司將不時以其代理人身份向本集團提供進出口代理服務，進出口貨品包括於本集團日常航班營運及民航業務中所需航機及有關原材料、配件、機器與設備，以及相關保險及金融服務。

4. 航空配餐服務更新協議

於二零一零年十月十五日，本公司與東航食品公司訂立航空配餐服務協議(「**現有航空配餐服務協議**」)，該協議於二零一三年十二月三十一日到期。於二零一三年八月三十日，本公司與東航食品公司訂立有關更新現有航空配餐服務協議的協議，其條款大致相同。據此協議，東航食品公司及其附屬公司(個別及統稱為「**東航食品實體**」)將不時向本集團提供航機餐飲服務(包括供應飛機餐及飲料、食具及餐具)，以及於本集團日常航班營運及民航業務中所需的有關倉儲及配套服務。東航食品實體根據本集團的有關成員公司不時指定的規格及時間表提供服務，以配合其營運需要。

5. 機票銷售代理服務更新協議

於二零一零年十月十五日，本公司與上海東美訂立機票銷售代理服務協議(「**現有機票銷售代理服務協議**」)，該協議於二零一三年十二月三十一日到期。於二零一三年八月三十日，本公司與上海東美訂立有關更新現有機票銷售代理服務協議的協議，其條款大致相同。據此協議，上海東美實體將不時以其代理人身份向本集團提供機票銷售服務，以及提供本集團日常航班營運及民航業務中所需的配套服務。

6. 生產及維修服務更新協議

於二零一零年十月十五日，本公司與東航實業訂立生產及維修服務協議(「**現有生產及維修服務協議**」)，該協議於二零一三年十二月三十一日到期。於二零一三年八月三十日，本公司與東航實業訂立有關更新現有生產及維修服務協議的協議，其條款大致相同。據此協議，東航實業及其附屬公司將不時向本公司提供若干服務，包括：(a)維修服務予本公司的地面服務及日常營運所用的飛機及汽車；(b)有關航機、航空設備及配件的維修及檢修的綜合服務；(c)多種特種車輛及設備供航班使用，例如客梯、貨物運送車、散裝行李拖車、垃圾清潔車、飛機便攜式配水車、飛機污水處理車、食品車、貨運集裝箱、集裝板；(d)機上供應品；及(e)倉儲管理。

7. 廣告代理更新協議

於二零一零年十月十五日，本公司與東航傳媒訂立廣告代理協議(「**現有廣告代理協議**」)，該協議於二零一三年十二月三十一日到期。於二零一三年八月三十日，本公司與東航傳媒訂立有關更新現有廣告代理協議的協議，其條款大致相同。據此協議，東航傳媒及其附屬公司將不時向本集團提供多媒體廣告服務，藉以推廣本集團的業務及籌備宣傳活動及計劃，提升其在民航業的知名度。

8. **物業管理服務協議**

於二零一三年八月三十日，本公司與東航投資訂立物業管理服務協議。據此協議，東航投資及其附屬公司將不時向本集團提供物業服務，例如物業及設施管理、綠化養護、衛生設施與衛生管理及秩序維護。

9. **酒店住宿服務協議**

於二零一三年八月三十日，本公司與東航旅業訂立協議。據此協議，東航旅業及其附屬公司將不時向本集團機務人員及乘客提供酒店住宿及餐飲服務(在出現夜間航班、夜班、突發的夜間航班或航班延誤的情況下適用)。

經本公司董事會、股東大會審議批准的持續性關連交易預估交易金額上限與截至二零一三年十二月三十一日止的實際發生額列示如下：

		單位：人民幣千元
類別	截至二零一三年十二月三十一日的發生額	經批准的二零一三年預估交易金額上限
物業租賃	59,141	114,900
金融服務(存款餘額)	620,364	4,000,000
金融服務(貸款餘額)	1,586,070	4,000,000
進出口代理服務	105,293	118,000
航空配餐服務	919,051	1,160,000
票務代理服務(代理費)	9,836	115,200
生產服務及設備供應服務	142,569	148,780
廣告代理服務	10,099	56,000
媒體資源使用服務	14,908	60,000

有關現有持續關連交易的詳情載列於本公司二零一零年年度報告。

本公司之獨立非執行董事已審閱過在二零一三年此等持續關連交易，並確認：

(a) 該等交易是本集團在一般正常業務範圍內訂立；

(b) 該等交易是按照(i)一般商務條款進行或(ii)(如可供比較的交易不足以判斷該等交易的條款是否一般商務條款)則對本公司而言，該等交易的條款不遜於獨立第三方可取得或提供(視屬何情況而定)的條款；及

(c) 該等交易是根據有關交易的協議條款進行，而交易條款公平合理，並且符合本公司股東的整體利益。

就上市規則14A.38而言，本公司的核數師已根據香港會計師公會發佈的香港鑒證業務準則第3000號「**歷史財務資料審核或審閱以外之鑒證工作**」並參考實務說明第740號「**香港上市規則規定的持續關連交易的核數師函件**」，對截至二零一三年十二月三十一日止年度的關連交易執行程序，並對上述關連交易報告如下：

a. 我們並無注意到任何事項令我們相信該等已披露的持續關連交易未獲本公司董事會批准。

b. 就本集團提供貨品或服務所涉及的交易，我們並無注意到任何事項令我們相信該等交易在所有重大方面未有按照本公司的定價政策進行。

c. 我們並無注意到任何事項令我們相信該等交易在所有重大方面未有按照規管該等交易的相關協議進行。

d. 就本報告所載每項持續關連交易的總金額而言，我們並無注意到任何事項令我們相信該等持續關連交易的金額超出本公司於二零一零年十月十五日就每項該等已披露的持續關連交易先前公告的年度上限總額。

就各項載於按照國際財務報告準則編製的財務報表附註47的有關連人士交易，本公司確認已遵守上市規則下的有關規定(如適用)。

除上述披露以外，載列於按國際財務報表準則編製的財務報表附註47的有關連人士交易並不屬於上市規則所指之關連交易。

獨立非執行董事意見

本公司獨立非執行董事根據中國證監會的有關規定，對本公司對外擔保情況進行了核查，並發表了獨立意見：本公司嚴格按照相關法律法規和公司章程的規定，嚴格控制對外擔保事項，截至二零一三年十二月三十一日本公司及納入合併會計報表的附屬公司不存在為控股股東及其他關聯方、其他非法人單位、個人提供擔保的情況。

核數師

安永會計師事務所為本公司二零一三年度香港年報核數師；及安永華明會計師事務所(特殊普通合夥)為本公司二零一三年度境內及美國年報核數師。

董事會代表

劉紹勇
董事長

中國，上海
二零一四年三月二十六日

企業管制常規

本公司已經建立了比較規範、穩健的企業管治架構，並注重遵循透明、問責，維護全體股東權益的公司管治原則。

董事會相信，良好的企業管治對本公司運營發展十分重要。董事會定期檢討公司治理常規，以確保本公司的運行符合法律、法規及上市地監管規定，不斷致力於實現高效的公司管治。

本公司的企業管治常規守則包括但不限於以下文件：

公司章程、股東大會議事規則、董事會議事規則、監事會議事規則、獨立董事工作制度、關聯交易管理制度以及審計和風險管理委員會章程、規劃發展委員會章程、提名與薪酬委員會工作細則、航空安全與環境委員會工作細則、總經理工作制度、投資者關係管理制度、投資者關係管理工作實施細則、關聯交易實施細則、對外擔保制度、套期保值業務管理(暫行)規定等。

截至二零一三年十二月三十一日及截至本年報公佈之日，董事會已檢討過本公司採納的企業管治守則文件下的有關規定和公司實務情況認為：截至二零一三年十二月三十一日止，本公司的企業管治水平達到《守則》所載的守則條文的要求。在某些方面，本公司採納的企業管治守則比《守則》列載的條文更為嚴格。下面就主要方面列出比《守則》所載的條文更為嚴格的地方。

比《守則》所載的條文更為嚴格的主要方面：

- 審計和風險管理委員會的成員全部是獨立非執行董事。

- 在二零一三年財政年度內舉行董事會的次數為11次。董事會負責公司的領導及監控工作，各董事透過指揮及監督公司事務，集體對本公司的事務負責。

董事

截至二零一三年十二月三十一日本公司董事會11名董事組成，其中劉紹勇先生(董事長)、馬須倫先生、徐昭先生、顧佳丹先生、李養民先生、唐兵先生等6名為執行董事，劉克涯先生、季衛東先生、邵瑞慶先生、李若山先生、馬蔚華先生等5名為獨立非執行董事。各董事姓名、個人資料及任職情況載於本報告書第34頁。

本公司的獨立非執行董事具備專業的知識和經驗。他們能充分發揮監察和平衡的重要作用，保障股東和本公司的整體利益。董事會認為他們能有效地作出獨立判斷，符合上市規則第3.13條列載的評估獨立性的指引。根據《上市規則》第3.13條，本公司已經收到每名獨立非執行董事就其獨立性而作出的確認函。所有董事(包括獨立非執行董事)的任期為3年，正式委任書及公司章程對他們的任命列明了有關的期限和條件。本公司董事、監事、高級管理人員之間，除工作關係之外，在財務、業務、家屬等方面概無任何關係。

董事會的權力

董事會定期檢討各營業部門議定的預算及與業務目標有關的業績表現，並行使多項保留權力，包括：

- 負責召集股東大會，並向股東大會報告工作；
- 執行股東大會的決議；
- 決定本公司的經營計劃和投資方案；
- 制定本公司的年度財務預算方案、決算方案；
- 制定本公司的利潤分配方案和彌補虧損方案；
- 制定本公司增加或減少註冊資本的方案以及發行公司債券的方案；
- 擬定本公司合併、分立、解散的方案；
- 決定本公司內部管理機構的設置；
- 聘任或者解聘本公司總經理、董事會秘書；根據總經理的提名，聘任或者解聘本公司副總經理和財務總監，決定其報酬事項；
- 制定本公司的基本管理制度；
- 制定本公司章程修改方案；
- 股東大會授予的其他職權。

董事會及相關專業委員會對財務數據的完整性以及本集團內部監控制度及風險管理的效能負責。董事會亦負責編製本公司財務報表。本公司業務目標及日常業務運作的責任則交由行政總裁承擔。公司章程具體列載了董事會和經理層的職責權限。董事會定期檢討行政總裁的職能及賦予行政總裁的權力，以確保此安排仍然適當。為確保權力和授權分佈均衡，主席與行政總裁的角色已清楚區分。本公司現任主席是劉紹勇先生。行政總裁由馬須倫先生(本公司董事及總經理)擔任，另有多名高級管理人員各自負責本公司個別業務的日常管理工作。

本公司董事會一直致力於建立和持續完善本公司的企業管治政策，制定包括《股東大會議事規則》、《董事會議事規則》、《總經理工作制度》和《獨立董事工作制度》等在內的公司治理政策。為加強本公司內幕信息管理工作，本公司建立《信息披露事務管理制度》、《內幕信息管理及保密措施》、《對外報送信息管理規定》、《年報信息披露重大差錯責任追究機制》、《內幕信息知情人登記管理制度》等內幕信息管理相關制度；根據本公司發行債券的需要，本公司制定了《銀行間債券市場信息披露事務管理制度》；根據本公司金融衍生業務風險管理的業務發展需要，董事會審議修訂了《衍生業務風險管理手冊》；另外，為進一步加強本公司對專項關聯交易的風險管理，本公司建立了《與東航集團財務有限責任公司關聯交易的風險控制制度》。同時，為提升本公司基礎管理，加強制度建設，本公司對董事會審議通過的相關規章制度進行了梳理，並根據監管要求的最新變化及本公司生產經營的實際情況對部分不適應本公司發展要求的制度進行了修訂及補充。

為貫徹落實中國證監會和香港聯合證券交易所的相關要求，進一步強化本公司各相關部門、人員對本公司內幕信息的保密及合規使用，根據中國證監會發佈的《關於上市公司建立內幕信息知情人登記管理制度的規定》，二零一二年一月董事會審議通過了《內幕信息知情人登記管理制度》，登記管理制度系統規定了內幕信息的定義、內幕信息知情人的範圍、內幕信息知情人的保密責任、內幕信息知情人的登記管理及違規後的責任追究等內容，為本公司進一步細化和加強內幕信息知情人的登記管理工作建立了制度依據。本公司在披露二零一二年年度報告、二零一三年第一季度報告、二零一三年中期報告、二零一三年第三季度報告時嚴格按照制度要求做好內幕信息知情人的登記管理及報備工作；另外，本公司在實施非公開發行股票、發行公司債券等重大資本運作項目和簽訂重大對外投資協議時，同樣要求相關部門及時進行內幕信息知情人的登記，提示內幕信息知情人做好信息保密工作，確保了項目的順利開展。

股東大會會議

本公司股東召集臨時股東大會、向董事會提出查詢的程序以及在股東大會上提出議案的程序的規定如下：

根據本公司的《公司章程》及《股東大會議事規則》的相關規定，股東可以自行召集股東大會，主要規則如下：

- 獨立或者合計持有本公司10%以上股份的股東有權向董事會請求召開臨時股東大會，並應當以書面形式向董事會提出。董事會應當根據法律、行政法規和公司章程的規定，在收到請求後10日內提出同意或不同意召開臨時股東大會的書面反饋意見。

- 董事會不同意召開臨時股東大會，或者在收到請求後10日內未作出反饋的，單獨或者合計持有本公司10%以上股份的股東有權向監事會提議召開臨時股東大會，並應當以書面形式向監事會提出請求。

- 監事會同意召開臨時股東大會的，應在收到請求5日內發出召開股東大會的通知，通知中對原請求的變更，應當征得相關股東的同意。

- 監事會未在規定期限內發出股東大會通知的，視為監事會不召集和主持股東大會，連續90日以上單獨或者合計持有本公司10%以上股份的股東可以自行召集和主持。

根據本公司《公司章程》及公司《股東大會議事規則》的相關規定，股東有權查閱、複製公司章程、股東會會議記錄、董事會會議決議、監事會會議決議和財務會計報告。股東可以向本公司提出要求查閱本公司會計帳簿。股東要求查閱本公司會計帳簿的，應當向本公司董事會秘書室提出書面請求，説明目的。本公司有合理根據認為股東查閱會計帳簿有不正當目的，可能損害本公司合法利益的，可以拒絕提供查閱，並應當自股東提出書面請求之日起十五日內書面答覆股東並説明理由。本公司拒絕提供查閱的，股東可以請求人民法院要求本公司提供查閱。

根據本公司《公司章程》及公司《股東大會議事規則》的相關規定，股東在股東大會上提出議案的程序為：

- 單獨或者合計持有本公司發行在外有表決權股份總數百分之三以上股份的股東，可以在股東大會召開前提出臨時提案並書面提交召集人。但受限於《上市規則》，本公司須在股東大會召開日前至少提前14日向股東寄發關於新的臨時提案的補充通函及相關材料，因此提案人提出新的臨時提案的時間不應晚於該等向股東寄發補充通函的時限，且應考慮並給予本公司合理的時間準備並寄發補充通函。

- 本公司董事會應對前款提案進行審查，提案中屬於股東大會職權範圍內事項的，應列入該次會議議程。召集人應當在收到提案後儘快發出股東大會補充通知，公告臨時提案的內容。董事會認為提案內容不屬於股東大會職權範圍的，應當在該次股東大會上進行解釋和說明，並將提案內容和董事會說明在股東大會結束後與股東大會決議一並公告。

- 董事會按以下原則對提案進行審核：

  （一）關聯性。董事會對股東提案進行審核，對於股東提案涉及事項與公司有直接關係，並且不超出法律、法規和《公司章程》規定的股東大會職權範圍的，應提交股東大會討論。對於不符合上述要求的，不提交股東大會討論。

  （二）程序性。董事會可以對股東提案涉及的程序性問題做出決定。如將提案進行分拆或合併表決，需征得原提案人同意；原提案人不同意變更的，股東大會會議主持人可就程序性問題提請股東大會做出決定，並按照股東大會決定的程序進行討論。

股東查閱相關數據及提出臨時提案的聯繫方式請參見本報告標題為「企業管治－投資者關係」一節。

二零一三年，本公司共召開了2次股東大會，主要情況如下：

本公司於二零一三年六月二十六日在中國上海虹橋路2550號上海國際機場賓館會議中心舉行二零一二股東周年大會，會議審議通過了全部13項議案，詳情請見本公司日期為二零一二年六月二十六日的公告。

本公司於二零一三年十月二十九日在中國上海虹橋路2550號上海國際機場賓館舉行二零一三年第一次臨時股東大會，會議審議通過了全部3項議案，詳情請見本公司日期為二零一三年十月二十九日的公告。

各位董事出席股東大會會議的出席率如下：

董事	出席次數／應出席次數	出席率
劉紹勇	2/2	100%
馬須倫	2/2	100%
徐昭	2/2	100%
顧佳丹	2/2	100%
李養民	2/2	100%
唐兵	2/2	100%
劉克涯	2/2	100%
季衛東	2/2	100%
邵瑞慶	2/2	100%
李若山	2/2	100%
馬蔚華	1/1	100%
羅祝平	1/1	100%
吳曉根	1/1	100%

董事會會議

主席負責領導董事會，確保董事會有效履行其各方面的職責，並負責擬定董事會會議議程及考慮其他董事提議加入議程的事項。議程連同附隨的董事會的文件盡可能在董事會會議或其專業委員會會議進行前至少三天傳閱。主席亦有責任確保所有董事就董事會會議上的事項獲適當的簡介。主席確保各董事獲得準確、及時及清楚的資料。通過董事就職時的培訓、持續參與董事會及其專業委員會會議以及通過與總部及各部門主要人員會面，鼓勵各董事不斷更新其技術、知識及對本集團的認識。

本公司設立了董事會專門辦事機構即董事會秘書室，所有董事均可享用公司秘書的服務，公司秘書定期讓董事會知悉有關管治及監管事宜的最新資料。董事可為履行職責而通過主席尋求獨立專業意見，費用由本公司支付。各專業委員會亦可尋求專業意見。董事會會議由公司秘書負責記錄，這些會議記錄連同任何有關的董事會會議文檔，均向所有董事會成員提供。董事會會議的設立，旨在鼓勵董事作公開和坦誠的討論。

為確保良好的企業管治，截至本年報公佈之日本公司董事會已成立4個專業委員會：審計和風險管理委員會、提名與薪酬委員會、規劃發展委員會及航空安全與環境委員會，並按照《守則》所訂的原則制定其職權範圍。公司秘書為這些委員會撰寫會議記錄，而委員會向董事會彙報工作。

董事會於二零一三年召開了11次會議。下表顯示各董事於二零一三年內出席董事會之詳情：

董事	出席次數／應出席次數	出席率
劉紹勇	11/11	100%
馬須倫	11/11	100%
徐昭	11/11	100%
顧佳丹	11/11	100%
李養民	11/11	100%
唐兵	11/11	100%
劉克涯	11/11	100%
季衛東	11/11	100%
邵瑞慶	11/11	100%
李若山	6/6	100%
馬蔚華	1/1	100%
羅祝平	5/5	100%
吳曉根	5/5	100%

附註： 各位董事均親自出席相關董事會會議。

董事權益

所有董事須於首次獲委任時向董事會申報在其他公司或機構擔任董事或其他職務的身份，有關利益申報每年更新一次。倘本公司董事會在討論任何動議或交易時認為董事在當中存在利益衝突，該董事須申報利益及放棄投票，並在適當情況下避席。本公司根據適用的指引於每個財務報告期間要求董事確認他們或其聯繫人與本公司或其附屬公司進行的任何有關聯的交易。經確認的重大有關聯人士交易，均已在本年報按國際財務報告準則編製之財務報表附註內披露。

董事進行之證券交易

本公司已採納上市規則附錄十的《標準守則》為本公司的董事證券交易守則。本公司各董事及監事於獲委任時均獲發一份《標準守則》。

本公司所有董事及監事於二零一三年確認已遵守《標準守則》。

本公司亦採納上市規則附錄十四的有關規定，根據公司自身情況並結合上市規則附錄十《標準守則》的規定制訂了《公司員工進行證券交易的行為守則》，該守則同樣適用於本公司監事和高級管理人員買賣本公司股票的行為。

另外，根據上海證券交易所《股票上市規則》的規定，公司董事、監事和高級管理人員每年轉讓的本公司股份不得超過其持有的本公司股份總數的25%，並且在賣出之後六個月內不得再行買入本公司股份，買入之後六個月內不得再行賣出本公司股份。另外在離任後六個月內，也不得轉讓所持有的本公司的股份。

所有特定僱員若可能擁有關於本集團的尚未公開的內幕消息，亦須符合《標準守則》。本公司於本報告期內並未發現任何違規事件。

董事就財務報表所承擔的責任

董事確認須就編製本集團財務報表承擔有關責任。

本公司核數師就財務報表所作之核數師報告列載於本年報第74至169頁。

董事培訓

發展技能和培訓相關內容	參加董事
2013年1月，上海證券交易所就最新監管要求、監管動態等進行培訓	全部董事
2013年8月，公司境外律師事務所香港證券事務合夥人就香港有關內幕消息披露新機制規定進行專題培訓	全部董事
2013年6月，公司彙編修訂了《董事、監事、高管職責指引》，讓董事、監事、高管熟悉相關法律法規，瞭解工作職責，全體董事以自學方式完成培訓	全部董事
2013年1月至12月，公司每月定期整理彙編境內外資本市場最新法律法規、監管動態，以《董事資訊》形式呈報全體董事，全體董事以自學方式完成培訓	全部董事
2013年5月及12月，上海上市公司協會舉辦的董事、監事培訓	唐兵
2014年2月，上海證券交易所舉辦的上市公司獨立董事資格培訓	馬蔚華

公司秘書培訓

於二零一三年度內，本公司的公司秘書參加了不少於15個小時的相關專業培訓。

本公司董事會秘書室負責安排和查對董事和高級管理人員的培訓及持續專業發展。

審計和風險管理委員會

截至二零一三年十二月三十一日，本公司審計和風險管理委員會由邵瑞慶先生、季衛東先生和李若山先生組成，三位均為獨立非執行董事，其中邵瑞慶先生為委員會主席並擁有專業的會計資格。李若山先生是於二零一三年六月二十六日接替吳曉根先生擔任審計和風險管理委員會委員。

審計和風險管理委員會是董事會下設的專業委員會，主要職責是檢查及監督本公司的財務報告及內部控制，檢查、評估本公司整體風險管理，特別是重大決策、重大事件和重要業務的風險管理及風險控制制度，並監督實施。

(一)內部監控

內部監控制度

董事會須對本公司／本集團的內部監控制度負整體責任，並通過審計和風險管理委員會定期檢討該制度是否有效。本公司的內部監控制度對風險管理發揮關鍵的作用，而風險管理對於能否達到營運目標非常重要。訂立內部監控程序是為保障資產以防未經授權使用或處理資產；確保適當的會計記錄得以保存；並且提供可靠的財務數據供內部使用或對外發放。但監控程序旨在合理(但非絕對)保證並無重大失實陳述、損失或舞弊。本公司內部監控程序是按相關法律條例、附屬法例和規章編寫。

本公司每年均對內部監控系統進行效益檢討，內容包括財務、營運、遵守法規及風險管理之監控。有關結果已向審計和風險管理委員會及董事會報告。

董事會確認本公司已具有辨認、管理及報告對達到其策略性目標所面對的重大風險的系統和程序。董事會持續監察風險，並獲得各專業委員會及高層管理人員的支持。

(二)內部審核

本公司的內部審計部負責對內部監控系統是否足夠及其成效進行獨立審核。審核計劃乃以風險評估方法編製並每年經由審計和風險管理委員會商討及議定。除議定的年度工作外，該部門亦需要進行其他專項的審核工作。

本集團內部審計部的主要報告流程是向總經理報告，亦可直接向審計和風險管理委員會主席報告。所有內部審核報告均送交董事、總經理、財務總監、被審核部門及相關部門的管理層。每次審核主要結果亦與審計和風險管理委員會討論。本公司董事會及審計和風險管理委員會積極監察內部審核部門提交的調查結果的數目和嚴重性，以及相關的部門採取的糾正行動。

(三)風險管理

本公司審計和風險管理委員會負責檢查、評估本公司整體風險管理，並監督實施；檢查、評估本公司在開展航油、外匯、利率套期保值業務中的風險管理及風險控制制度及工作，並監督實施。

本公司內部審計部門承擔了相關的風險管理職責，定期向審計和風險管理委員會報告工作，負責協調在整個集團內適當地實施營運風險管理程序。

審計和風險管理委員會在二零一三年共召開7次會議，每次會議均邀請高層管理人員、外聘審計師及內部審計人員出席。審計和風險管理委員會就外聘審計師和內部審計人員的報告結果、本集團採納之會計原則與常規、內部監控、是否符合上市規則的規定進行審核，對審核、內部監控、風險管理及財務報表事宜進行檢討，本集團的二零一三年第一季度、半年、第三季度及二零一三全年業績經審計和風險管理委員會開會討論後才建議交由董事會通過。

各委員出席審計和風險管理委員會會議的委員出席情況如下：

委員	出席次數／ 應出席次數	出席率
邵瑞慶	7/7	100%
季衛東	7/7	100%
李若山	3/3	100%
吳曉根(離任)	4/4	100%

附註： 審計和風險管理委員會各委員均親自出席相關審計和風險管理委員會會議。

除此之外，審計和風險管理委員會亦於二零一三年進行其他符合中國內地和美國報告規定的工作，其中包括指導和監督內部控制建設，聽取並審定全面風險工作計劃，結合相關監管機構的要求全面推進風險管理工作；以及《薩班斯－奧克斯萊(Sarbanes-Oxley)法案》方面的遵規情況；及審議管理層為本公司遵守《薩班斯－奧克斯萊法案》的內部監控規定(第404條)而開展的包括管理層評估在內的各項工作。

審計和風險管理委員會的履職情況請參見本公司於二零一四年三月二十六日刊登在香港聯交所網站的公告。

審計和風險管理委員會章程載於本公司網址www.ceair.com。

外聘審計師

在本報告期內，為審計有關本集團按照國際財務報告準則和中國會計準則編製之二零一三年度財務報表及美國20F表格文件的當年費用而應付外聘審計師(包括國外審計師及國內審計師)的費用預計為人民幣14.5百萬元。於報告期內，外聘審計師並無從本集團收取任何非審計服務費。審計師的酬勞需經審計和風險管理委員會及董事會批准。

審計和風險管理委員會已經簡要瞭解非審計服務範圍及有關費用，並滿意該非審計服務(在服務性質和相對於常年審計費用的非經常審計服務的費用總額而言)沒有影響到會計師事務所的獨立性。

規劃發展委員會

截至二零一三年十二月三十一日，本公司規劃發展委員會由李養民先生、唐兵先生和邵瑞慶先生三位董事組成，是其中董事李養民先生為委員會主席。唐兵先生是於二零一三年六月二十六日接替羅祝平先生擔任規劃發展委員會委員，羅祝平先生退休離任。

規劃發展委員會是董事會下設的專業委員會，負責對本公司長期發展規劃和重大投資決策進行研究、審議、提出方案或建議並監督實施，主要職責如下：

– 審議公司年度經營目標，並向董事會提出建議；

– 審議公司年度投資方案，並向董事會提出建議；

- 審議公司年度投資方案外的重大投資事項，並向董事會提出建議；
- 審議公司發展規劃，並向董事會提出建議；
- 研究和審議公司機隊發展計劃和購機計劃，並向董事會提交獨立報告；
- 對其他影響公司發展的重大事項進行研究並提出建議；
- 監督以上事項的執行情況，並對以上事項的實施進行檢查；
- 審議董事會授權的其他事項，並監督實施。

各委員出席規劃發展委員會會議的出席情況如下：

委員	出席次數／應出席次數	出席率
李養民	9/9	100%
唐兵	5/5	100%
邵瑞慶	9/9	100%
羅祝平（離任）	4/4	100%

附註： 規劃發展委員會各委員均親自出席相關規劃發展委員會會議。

規劃發展委員會負責對本公司長期發展規劃和重大投資決策進行研究、審議、提出方案或建議並監督實施，規劃發展委員會委員在二零一三年提出的意見和建議如下：

- 針對全年重點投資項目建議如下：

  (1) 投資方案的制定應結合本公司總體發展規劃，並在此基礎上控制好方案的實施；

  (2) 投資方案實施過程中要嚴格預算管理，考慮經濟的波動性和市場因素的影響，合理安排資金，控制成本；

  (3) 完善風險管控機制，實施各階段要加強風險管控；

  (4) 完善後評估制度，對重要項目要檢驗項目的投資效果。

- 針對本公司簽署《媒體及廣告資源特許使用權轉讓協議》事項建議如下：

  (1) 本公司應當加強與傳媒公司的協商，厘清特許使用權轉讓的範圍，並處理好本公司內部投資公司傳媒業務轉讓的協調工作。

  (2) 該事項涉及金額較大的關聯交易和重要對外承諾，本公司需按照相關法律法規的要求定價公允、操作合規，做好信息披露工作。

- 針對上海航空酒店股權處置及同業競爭解決事宜事項建議如下：

  (1) 上航酒店股權處置涉及東航集團對外承諾的履行，本公司應積極協調各部門，加快落實方案，儘快推進酒店及旅業同業競爭問題的解決，確保在承諾履行期內解決酒店業同業競爭問題。

  (2) 上市公司對外承諾是否按時履行是證券監管機構及投資者重點關注的問題之一，公司在積極推進問題解決的同時，做好和監管機構和投資者的溝通和交流。

規劃發展委員會章程載於本公司網址www.ceair.com。

提名與薪酬委員會

截至二零一三年十二月三十一日，董事會提名與薪酬委員會共由三名成員組成，分別為劉紹勇先生、劉克涯先生、季衛東先生，其中劉紹勇先生為委員會主席，劉克涯先生和季衛東先生均為獨立非執行董事(從二零一二年四月一日起，凡審議通過有關提名事宜，提名與薪酬委員會將由劉紹勇先生履行主席職責；凡審議通過有關薪酬事宜，提名與薪酬委員會將由劉克涯先生或季衛東先生履行主席職責)。

董事會提名與薪酬委員會的主要職責包括：

- 根據《公司法》的相關規定，結合公司股權結構的特點等具體情況對董事會的規模和構成向董事會提出建議；

- 研究董事、經理人員的選擇標準和程序，並向董事會提出建議；

- 廣泛搜尋合格的董事和經理人員的人選；

- 對董事候選人和經理人選進行審查並提出建議；

- 對須提請董事會聘任的其他高級管理人員進行審查並提出建議；

- 研究和審查董事、高級管理人員的薪酬政策和方案；

- 研究董事、高級管理人員的考核標準，進行考核並提出建議；

- 根據公司的實際經營情況，對董事、高級管理人員進行績效考評並提出建議；

- 負責對公司薪酬制度的執行情況進行監督；及

- 董事會授權的其他事宜。

根據公司《董事會提名與薪酬委員會工作細則》，董事、經理人員的選任程序如下：

- 提名與薪酬委員會應積極與公司有關部門進行交流，研究公司對董事、經理人員的需求情況，並形成書面材料；
- 提名與薪酬委員會可在本公司、控股(參股)企業內部以及人才市場等廣泛搜尋董事、經理人選；
- 搜集初選人的職業、學歷、職稱、詳細的工作經歷、全部兼職等情況，形成書面材料；
- 提名與薪酬委員會應充分聽取被提名人對提名的意見；
- 召集提名與薪酬委員會會議，根據董事、經理的任職條件，對初選人員進行資格審查；
- 在選舉新的董事和聘任新的經理人員前，向董事會提出董事候選人和新聘經理人選的建議和相關材料；及
- 根據董事會的決定和反饋意見進行其他後續工作。

提名與薪酬委員會負責向董事會建議個別執行董事及高級管理人員的薪酬待遇。

各委員出席薪酬與考核委員會會議的出席情況如下：

委員	出席次數／應出席次數	出席率
劉紹勇	6/6	100%
劉克涯	6/6	100%
季衛東	6/6	100%

附註： 提名與薪酬委員會各委員均親自出席相關提名與薪酬委員會會議。

提名與薪酬委員會在董事會的領導下，為規範本公司董事和高級管理人員的選任，建立和健全本公司董事、高級管理人員的激勵與考核機制，促進本公司長遠目標的實現，勤勉履職，完成了以下幾項工作：

- 規範獨立董事和高級管理人員選任，向董事會提名獨立董事和高級管理人員人選；
- 充分考慮了董事會的多元化(包括但不限於性別、年齡、文化及教育背景或專業經驗)，經過審慎研究，順利完成公司第七屆董事會換屆選舉的考察及提名工作；
- 審議二零一二年度董事和高級管理人員的薪酬情況。

提名與薪酬委員會委員就第七屆董事會換屆工作提出如下建議：

- 充分發揮現有董事和獨立董事的履職作用；
- 選聘合格的獨立董事，滿足董事會構成中獨立董事人數超1/3的結構要求。

提名與薪酬委員會工作細則載於本公司網址www.ceair.com。

董事之酬金政策

除獨立非執行董事領取固定酬金以外，董事一般不從本公司領取酬金。但是，在本公司擔任其他行政職務的董事就該等行政職務另行領取薪酬。

部份董事在本公司控股股東東航集團及其附屬公司擔任董事或高管職務，從東航集團領取其酬金。

通常，董事的酬金組合政策，主旨是使本公司董事之酬金及其表現與公司目標掛鈎，有助於激勵董事的工作表現及留任。根據該政策，董事不可批准本身酬金。

本公司董事酬金之主要組成包括基本薪酬與獎金。

基本薪酬

董事每年均會根據本公司之酬金政策檢討各董事之基本薪酬。二零一三年度，根據本公司與董事之間所訂立之服務合約，董事有權獲取固定基本薪酬。

獎金

獎金乃根據由董事所主管之業務部門之可衡量表現和貢獻為基礎計算。

獨立非執行董事之酬金政策

本公司獨立非執行董事之二零一三年度領取如下酬金(稅前)：

劉克涯	人民幣120,000元
吳曉根	0
季衛東	人民幣120,000元
邵瑞慶	人民幣120,000元
李若山	人民幣60,000元
馬蔚華	人民幣30,000元

附註：

1、 李若山先生自二零一三年六月起任職，故披露薪酬期間為二零一三年七月至十二月。

2、 馬蔚華先生自二零一三年十月起任職，故披露薪酬期間為二零一三年十月至十二月。

高級管理人員的酬金

本公司高級管理人員二零一三年度的酬金如下：

姓名	職務	稅前薪酬（人民幣元）
馬須倫	副董事長、總經理	713,000
李養民	董事、副總經理	638,600
唐兵	董事、副總經理	603,900
巴勝基	監事	324,800
馮金雄	監事	421,900
燕泰勝	監事	384,300
舒明江	副總經理	1149,100
吳永良	副總經理、財務總監	640,900
田留文	副總經理	641,700
馮亮	副總經理	360,500
汪健	董事會秘書、聯席公司秘書、授權代表	538,900
羅祝平	董事	391,400

附註：

1、 巴勝基先生自二零一三年六月起任職，因工作變動調任東航集團，故披露薪酬期間為二零一三年七月至九月。

2、 舒明江先生為飛行員，其薪酬中包含空勤待遇。

3、 馮亮先生自二零一三年八月起任職，故披露薪酬期間為二零一三年八月至十二月。

4、 孫有文先生自二零一四年三月起任職，故不在本次高管薪酬披露範圍內。

5、 羅祝平先生自二零一三年六月起離任，故披露薪酬期間為二零一三年一月至六月。

航空安全與環境委員會

航空安全與環境委員會由馬須倫先生、李養民先生和劉克涯先生三位組成，其中馬須倫先生為委員會主席。

航空安全與環境委員會是董事會下設的專門委員會，主要負責貫徹和落實國家航空安全及環境保護相關法律法規，對本公司航空安全管理進行檢查和監督，對本公司航空安全工作規劃及有關安全工作的重大問題進行研究、審議、提出建議並監督實施，對國內、國際與航空碳排放相關的環境保護重大問題進行研究、審議、提出建議並監督實施。

各委員出席航空安全與環境委員會會議的出席情況如下：

委員	出席次數／應出席次數	出席率
馬須倫	1/1	100%
李養民	1/1	100%
劉克涯	1/1	100%

附註：　航空安全與環境委員會各委員均親自出席相關航空安全與環境委員會會議。

航空安全與環境委員會委員就本公司二零一三年安全工作與環境保護工作提出建議：

- 本公司應圍繞安全管理工作要求，制定可行辦法，切實把工作落到實處；
- 抓好重點，著力解決防重著陸、雷擊、不穩定進近、高飄跳等問題，控制好新的風險點；及
- 積極應對歐盟ETS（碳排放交易體制），密切關注上海市關於碳排放的試點工作，做好測算準備工作。

航空安全與環境委員會工作細則載於本公司網址www.ceair.com。

投資者關係

根據《投資者關係管理制度》及《投資者關係管理工作實施細則》，本公司通過現場交流、電話、傳真、網絡等方式搭建與投資者溝通的橋梁，更好地促進了本公司誠信自律、規範運作，切實保護投資者利益。

本公司注重與投資者的溝通，承諾作公正的披露及提供全面而透明的報告。董事會與股東的日常接觸，主要是通過董事會秘書進行。

本公司制定並實施了《投資者關係管理制度》及《投資者關係管理工作實施細則》，明確了投資者關係管理的基本原則和機構設置、投資者關係的工作內容和工作職責，更好地促進公司誠信自律、規範運作，最終實現公司價值最大化和股東利益最大化，切實保護投資者利益。本公司還制定並實施了《信息披露事務管理制度》，進一步完善本公司的信息披露制度，確保公司對外披露信息的準確性、完整性和及時性。

二零一三年六月二十六日在上海舉行了二零一二年年度股東大會。本次會議共有17位股東和股東代理人出席。股東大會上每項事宜均以決議案個別提出，以投票方式進行表決。

本公司董事會秘書、投資者關係部門及資本市場部門經理於二零一三年度日常接待投資者拜訪共58批101人次，參加券商年會13次，組織定期業績路演2次，召開定期業績媒體現場會議1次，召開定期業績分析師現場會議及電話會議5次。

據本公司公開所得的資料及公司董事所知，本公司至少25%已發行股本總額一直由公眾持有。

投資者及公眾可登陸公司網址(www.ceair.com)，從網上數據庫下載相關的文件資料，網址內載有關於本公司各項業務的詳細資料。本公司發佈的公告或其他文件也可在公司網址下載。

股東有意查詢董事會資料，可通過聯繫電話8621-22330928、22330921；電郵ir@ceair.com聯繫董事會秘書，或在年度股東大會或臨時股東大會上直接提問。關於股東召開年度股東大會或臨時股東大會及提呈決議案的程序，可通過上述途徑向董事會秘書查詢。

股東查詢相關資料、提出臨時提案可通過以下方式聯繫董事會秘書或證券事務代表：

董事會秘書、聯席公司秘書	汪健
聯繫地址	上海市長寧區空港三路92號中國東方航空股份有限公司董事會秘書室
電話	021-22330928
傳真	021-62686116
電子信箱	ir@ceair.com
證券事務代表	楊輝
聯繫地址	上海市長寧區空港三路92號中國東方航空股份有限公司董事會秘書室
電話	021-22330921
傳真	021-62686116
電子信箱	davidyang@ceair.com

組織章程文件的變動

二零一三年度內本公司公司章程的修訂詳情請見本報告內標題為「董事會報告—重大事項」一節。

董事會代表

劉紹勇
董事長

中國，上海
二零一四年三月二十六日

監事會報告

各位股東：

二零一三年度，本公司監事會依照《公司法》和《公司章程》賦予的權利，本著對全體股東負責的態度，積極開展各項工作，忠實履行監督職責，維護了本公司及全體股東的合法權益。

(一)監事會召開會議情況

1、 二零一三年一月二十五日召開會議，審議通過關於修訂公司存貨跌價準備計提標準的議案。

2、 二零一三年三月二十六日召開會議，審議通過監事會二零一二年度工作報告，並提交公司二零一二年度股東大會審議。監事會還審議通過了公司二零一二年度日常關聯交易議案、公司二零一二年度內部控制評價報告、公司二零一二年度財務報告、利潤分配預案、報告全文及摘要，並發表了審核意見。

3、 二零一三年四月二十六日召開會議，審議通過關於提名公司第七屆監事會候選人的議案，並提交公司二零一二年度股東大會審議。監事會還審議通過公司二零一三年第一季度財務報告、第一季度報告全文及摘要，並發表了審核意見。

4、 二零一三年六月二十六日召開會議，審議通過關於選舉公司第七屆監事會主席的議案。

5、 二零一三年八月三十日召開會議，審議通過公司二零一三年中期財務報告、中期報告全文及摘要、日常關聯交易議案，並發表了審核意見。

6、 二零一三年十月二十九日召開會議，審議通過公司二零一三年第三季度財務報告、第三季度報告全文及摘要，並發表了審核意見。

(二)監事會獨立意見

1、 公司依法運作情況

二零一三年，監事會對公司股東大會、董事會的召開程序、決議事項、對董事會執行股東大會決議的情況、對管理層執行董事會決議的情況進行了監督，認為公司嚴格按照《公司法》、《證券法》、《上海證券交易所股票上市規則》、《上市規則》、《公司章程》及其他規章制度進行經營決策，依法規範運作，不斷完善內部控制制度，公司治理水平有進一步提升。本公司董事及高級管理人員均能從維護股東及公司整體利益的角度出發，勤勉盡責，監事會沒有發現其違反法律、法規、公司章程或損害公司利益的情況。

2、 公司財務情況

二零一三年，監事會認真審核了公司二零一三年度財務報告，公司二零一三年度利潤分配預案、公司二零一三年度報告和公司境內外審計師出具的無保留意見的二零一三年度財務審計報告等有關材料。監事會認為：公司二零一三年度財務報告真實反映了報告期內公司的財務狀況和經營成果。監事會同意審計師出具的公司二零一三年度財務審計報告、同意公司二零一三年度利潤分配預案。

3、 公司收購、出售資產情況

二零一三年，監事會審議了公司重大收購、出售資產以及關聯交易的相關議案。監事會未發現內幕交易情況，未發現有損害股東的權益或造成公司資產流失、利益受損的情況。

4、 公司關聯交易情況

二零一三年，公司監事會審議了公司關聯交易的相關議案。監事會對二零一三年度公司的所有關聯交易事項進行了審查，認為本年度內公司所有涉及關聯交易的合同、協議、以及其他相關文件，符合法律程序，交易條款對公司及全體股東而言是公平合理的，關聯交易嚴格按照「公平、公正、公開」的原則進行處理，並無發現內幕交易或存在董事會違反誠信原則決策、簽署協議和信息披露等情形。

5、 公司內部控制情況

監事會本著嚴謹審慎的態度審閱了公司二零一三年度內部控制評價報告，對董事會自我評價報告無異議，同時認真審核了審計師出具的內部控制審計報告。監事會認為公司已建立比較完善的內部控制規範體系，實際執行情況較好。

本監事會的工作一直得到廣大股東、董事會和全體員工的支持，謹此表示衷心感謝。

承監事會命

于法鳴
監事會主席

中國，上海
二零一四年三月二十六日

社會責任

本公司的社會責任理念是「員工熱愛、顧客首選、股東滿意、社會信任」。本公司的社會責任觀涵蓋經濟責任、社會責任及環境責任三大方面，承諾以科學的社會責任觀引導和創新企業各項工作，以誠信為基礎，不以盈利為唯一目的，秉持良好的商業操守，對社會負責，保護環境，關愛員工，推動可持續發展，實現永續經營。

對員工的責任

關愛員工是建設「幸福東航」的重要內容，員工熱愛是打造「世界一流」企業的重要前提。東航堅持以人為本，切實維護員工利益，回應員工關切，尊重員工的貢獻與才智，重視員工的意見和建議，珍惜員工的熱情與創意，給予員工公平公正的待遇與機會，打造員工熱愛的家。

對顧客的責任

東航主動融入互聯網時代潮流，為顧客提供安全、舒適、便捷的航空運輸服務和精准、精緻、精細、精彩的個性化服務，滿足顧客消費需求，提升顧客情感體驗，超越顧客心理期望，贏得顧客的信賴與忠誠，做有感情的航空公司，成為顧客心中首選，致力於提升「世界品位、東方魅力」的品牌核心價值。

對股東的責任

東航堅持規範嚴謹治理，依法合規經營，維護投資者關係，加強投資者溝通，積極回應投資者關心的熱點問題。自二零零九年以來連續實現盈利，資本運作穩健有力，資產質量不斷改善，品牌形象全面提升。

對社會的責任

東航始終秉持經濟效益與社會效益並重的發展理念，走可持續發展道路。推廣高新技術應用，創新管理方式。實施低碳飛行，完善能源管理，加強環境保護，關注社會民生，投身公益事業，追求企業與社會的同發展、共進步。

- 低碳飛行

  本集團倡導低碳飛行，深挖節能潛力。淘汰、退租老舊高耗能飛機，引進高性能環保飛機，選裝高效率新型發動機，持續優化機隊結構，提高機隊環保運營效率；通過實施飛機小翼加裝、發動機節能環保改裝等措施，大力推進節能減排。採用綠色環保材料機供品，倡導綠色低碳的健康飛行生活。

  本集團積極開發、應用、推廣新技術，為安全低碳飛行提供保障。運行EFB，實現機載資料電子化，減少紙質手冊印刷，降低油耗成本及人力成本；採用ADS-B，減少飛行機組工作量，降低油耗，更好地保障飛行安全；推行PBN，增加空域容量，減少地面導航設施投入，降低油耗，提高節能減排效果。

- **環境保護**

  本集團十分重視環境保護工作。嚴格梳理電子危險廢棄物和工業廢棄物，規範廢棄物處置程序；創建良好辦公環境，虹橋機場和浦東機場辦公區綠化覆蓋率達40.5%和31.2%，蟬聯「上海市花園單位」稱號；建立聯合辦公系統、移動辦公系統等信息化管理系統，推行無紙化辦公。縮減會議數量，推行視頻會議，減少辦公耗能。此外，持續做好廢舊辦公設備回收、報廢工作，倡導綠色環保、低碳環保風尚，助推節能減排和生態文明建設。

- **社區公益**

  本集團積極支持社會公益事業，十多年來持續參與雲南省臨滄市雙江、滄源兩縣的定點扶貧工作。二零一三年，本集團開展幫助籌建滄源機場，投資援建東航示範村，選派多名優秀幹部前往掛職幫扶，援建希望小學等多項工作。

二零一三年，本集團大力支援四川雅安7.0級地震、甘肅定西6.6級地震震後救援工作。大力調集客貨機支援救災，落實人員和物資運輸，優先保證救援航班，並向災區提供捐款。此外，本集團積極參與馬尼拉災後救援及昭通泥石流救援。

此外，本集團持續深入推進「愛在東航」大型公益志願者活動。組織開展候機樓引導、結對助學等一系列社會公益活動，二零一三年本集團共組織項目876個，參與員工51,983人次，關愛人數48,909人。通過與社會的互動，樹立「傳遞愛心、服務社會」的公益品牌形象。

二零一三年獲得主要榮譽

本集團致力於推進品牌形象管理、傳播推廣、品牌維護等相關工作。通過多年的努力，本集團在市場上樹立了優質的品牌形象，並獲得了較多的重要榮譽：2013年本公司榮獲全國五一勞動獎狀；進入2013年《財富》雜誌(中文版)企業社會責任排行榜前十強；連續兩年榮獲香港《亞洲貨幣》評選「最佳中等市值公司」；榮獲全球品牌傳播機構WPP 2013年最具價值中國品牌50強；被香港大公報評為金紫荊獎「最佳上市公司」和「最佳投資者關係管理上市公司」；智聯招聘「最佳僱主100強」等榮譽稱號。本集團「世界品位、東方魅力」的國際化品牌正在被越來越多的公眾認可。

獨立核數師報告

致中國東方航空股份有限公司全體股東
(於中華人民共和國註冊成立的股份有限公司)

本核數師(以下簡稱「我們」)已審計列載於第75至169頁中國東方航空股份有限公司(以下簡稱「貴公司」)及其附屬公司(以下簡稱「貴集團」)的合併財務報表，此合併財務報表包括於二零一三年十二月三十一日的合併及公司之資產負債表與截至該日止年度的合併損益及其他綜合收益表、合併權益變動表和合併現金流量表，以及主要會計政策概要及其他附註解釋資料。

董事就財務報表須承擔的責任

貴公司董事須負責根據國際財務報告準則及按照香港《公司條例》的披露規定編製合併財務報表，以令合併財務報表作出真實而公平的反映，及落實其認為與編製合併財務報表所必要的內部控制，以使該等財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述。

核數師的責任

我們的責任是根據我們的審計對該等合併財務報表作出意見，並僅向貴公司全體股東報告我們的結論，不作其它用途。我們並不就本報告的內容向任何其它人士負上責任或承擔法律責任。

我們已根據國際審計準則進行審計。這些準則要求我們遵守道德規範，並規劃及執行審計，以合理確定此等合併財務報表是否不存在任何重大錯誤陳述。

審計涉及執行程序以獲取有關合併財務報表所載金額及披露資料的審計憑證。所選定的程序取決於核數師的判斷，包括評估由於欺詐或錯誤而導致合併財務報表存在重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該公司編製合併財務報表以作出真實而公平的反映相關的內部控制，以設計適當的審計程序，但目的並非為對公司內部控制的有效性發表意見。審計亦包括評價董事所採用會計政策的合適性及所作出的會計估計的合理性，以及評價合併財務報表的整體列報方式。

我們相信，我們所獲得的審計憑證能充足和適當地為我們的審計意見提供基礎。

意見

我們認為，該等合併財務報表已根據國際財務報告準則真實而公平地反映貴公司及貴集團於二零一三年十二月三十一日的財務狀況，及貴集團截至該日止年度的利潤及現金流量，並已按照香港《公司條例》的披露規定妥為編製。

安永會計師事務所
執業會計師
香港
二零一四年三月二十六日

合併損益及其他綜合收益表

（按國際財務報告準則編製）
截至二零一三年十二月三十一日止年度

	附註	二零一三年 人民幣千元	二零一二年 人民幣千元 已重述*
收入	5	88,245,000	85,253,317
其他營業收入	6	2,725,361	1,832,754
營業支出			
飛機燃料		(30,681,401)	(29,871,506)
衍生工具公允價值變動收益	8	18,338	24,831
飛機起降費		(9,189,527)	(9,065,649)
折舊及攤銷		(8,226,198)	(7,556,910)
工資、薪金及福利	9	(13,453,784)	(12,302,858)
飛機維修費		(4,690,109)	(4,432,741)
資產減值(損失)／轉回	10	(185,857)	13,467
航空餐食供應		(2,268,312)	(2,031,425)
飛機經營性租賃租金		(4,605,460)	(4,438,169)
其他經營性租賃租金		(678,928)	(609,111)
銷售及市場費用		(4,138,907)	(3,727,437)
民航基礎設施建設基金		(1,565,624)	(1,414,457)
地面服務及其他費用		(5,105,060)	(3,305,303)
間接營業支出		(4,623,173)	(4,016,511)
營業支出總額		(89,394,002)	(82,733,779)
經營利潤	11	1,576,359	4,352,292
攤佔聯營公司業績	23	38,335	103,209
攤佔合營公司業績	24	26,588	29,960
財務收入	12	2,124,440	348,601
財務支出	13	(1,548,622)	(1,697,474)
稅前利潤		2,217,100	3,136,588
稅項	14	(124,281)	(207,407)
年度淨利潤		2,092,819	2,929,181
年度其他綜合收益			
以後期間重分類至損益表的其他綜合收益／（損失）項目：			
現金流量套期，扣除稅項	40	245,942	(9,211)
可供出售金融資產之公允價值變動，扣除稅項		156,578	(389)
攤佔聯營公司所持可供出售金融資產之公允價值變動，扣除稅項	23	(2,931)	2,188
以後期間重分類至損益表的其他淨綜合收益／（損失）		399,589	(7,412)
以後期間不重分類至損益表的其他綜合收益項目：			
設定受益計劃產生的精算利得，扣除稅項		467,476	139,312
以後期間不重分類至損益表的其他淨綜合收益		467,476	139,312
稅後其他綜合收益		867,065	131,900
年度總綜合收益		2,959,884	3,061,081

	附註	二零一三年 人民幣千元	二零一二年 人民幣千元 已重述*
年度淨利潤／(損失)歸屬於：			
本公司權益持有者		2,372,571	3,071,514
非控制性權益		(279,752)	(142,333)
年度淨利潤		2,092,819	2,929,181
年度總綜合收益／(損失)歸屬於：			
本公司權益持有者		3,180,134	3,221,378
非控制性權益		(220,250)	(160,297)
年度總綜合收益		2,959,884	3,061,081
年度本公司權益持有者應佔每股收益			
－基本及攤薄(人民幣)	17	0.20	0.27

	附註	二零一三年 人民幣千元	二零一二年 人民幣千元
股利	15	–	–

* 部分數據與2012年財務報表不相符，相關調整可參見附註2(a)(ii)。

第84頁至第169頁的附註為財務報表的整體部份。

合併資產負債表

（按國際財務報告準則編製）
於二零一三年十二月三十一日

	附註	二零一三年 十二月三十一日 人民幣千元	二零一二年 十二月三十一日 人民幣千元 已重述*	二零一二年 一月一日 人民幣千元 已重述*
非流動資產				
無形資產	18	11,490,107	11,449,099	11,353,590
物業、機器及設備	19	92,782,602	82,518,761	73,757,795
預付租賃款	20	2,154,644	1,781,846	1,471,272
飛機預付款	21	16,296,281	11,894,891	10,968,344
投資於聯營公司	23	1,064,408	833,472	837,589
投資於合營公司	24	433,024	418,159	423,256
可供出售金融資產		410,737	234,690	240,380
其他長期資產	25	2,369,150	1,958,256	1,929,834
遞延稅項資產	37	389,466	124,658	105,688
衍生金融工具	40	67,709	–	4,365
		127,458,128	111,213,832	101,092,113
流動資產				
飛機設備零件	26	2,305,412	2,087,978	1,555,544
應收賬款	27	3,524,546	2,962,181	2,504,026
預付款及其他應收款	28	4,058,167	3,368,648	2,410,895
衍生金融工具	40	–	18,074	–
限制性銀行存款及短期銀行存款	29	383,063	1,726,251	2,894,287
現金及現金等價物	30	1,994,978	2,511,696	3,860,973
持有待售資產	44	343,754	–	482,313
		12,609,920	12,674,828	13,708,038
流動負債				
預售票款		3,534,525	3,094,427	3,197,651
應付賬款及應付票據	31	3,463,016	3,075,325	2,692,624
其他應付款及預提費用	32	18,145,874	16,256,225	16,267,287
融資租賃負債的流動部分	33	2,980,398	2,605,269	2,459,259
借款的流動部分	34	23,285,187	22,639,955	18,171,130
應付稅項		215,332	181,788	172,319
經營租賃飛機退租檢修準備的流動部分	35	1,453,985	734,205	375,409
衍生金融工具	40	3,386	35,813	51,063
		53,081,703	48,623,007	43,386,742
淨流動負債		(40,471,783)	(35,948,179)	(29,678,704)
總資產減流動負債		86,986,345	75,265,653	71,413,409

	附註	二零一三年十二月三十一日 人民幣千元	二零一二年十二月三十一日 人民幣千元 已重述*	二零一二年一月一日 人民幣千元 已重述*
非流動負債				
融資租賃負債	33	20,154,750	19,252,709	17,801,563
借款	34	27,315,243	23,096,163	23,603,463
經營租賃飛機退租檢修準備	35	2,763,181	3,064,557	2,923,717
其他長期負債	36	2,401,876	1,635,537	2,047,099
退休後福利準備	38	5,615,293	6,147,851	6,000,328
遞延税項負債	37	29,550	29,326	29,326
衍生金融工具	40	124,194	304,338	281,921
		58,404,087	53,530,481	52,687,417
淨資產		28,582,258	21,735,172	18,725,992
權益				
歸屬於本公司權益持有者股本及儲備				
－股本	42	12,674,269	11,276,539	11,276,539
－儲備	43	14,228,047	8,930,828	5,855,815
		26,902,316	20,207,367	17,132,354
非控制性權益		1,679,942	1,527,805	1,593,638
總權益		28,582,258	21,735,172	18,725,992

* 部分數據與2012年財務報表不相符，相關調整可參見附註2(a)(ii)。

第84頁至169頁的附註為財務報表的整體部份。

本財務報表已由本公司董事會於二零一四年三月二十六日批准刊發，並代表董事會簽署。

劉紹勇
董事

馬須倫
董事

公司資產負債表

（按國際財務報告準則編製）
於二零一三年十二月三十一日

	附註	二零一三年 十二月三十一日 人民幣千元	二零一二年 十二月三十一日 人民幣千元 已重述*	二零一二年 一月一日 人民幣千元 已重述*
非流動資產				
無形資產	18	11,469,272	11,431,806	11,343,374
物業、機器及設備	19	58,910,446	56,015,173	50,246,293
預付租賃款	20	1,181,863	781,146	497,301
飛機預付款	21	15,683,647	10,733,899	10,195,340
投資於附屬公司	22	9,568,564	10,455,900	7,104,106
投資於聯營公司	23	611,585	578,836	578,836
投資於合營公司	24	323,238	323,238	323,238
可供出售金融資產		374,117	216,256	221,557
其他長期資產	25	1,558,022	1,077,036	980,434
衍生金融工具	40	67,709	–	4,365
		99,748,463	91,613,290	81,494,844
流動資產				
飛機設備零件	26	1,963,614	1,794,447	1,270,586
應收賬款	27	2,913,829	3,601,021	2,462,623
預付款及其他應收款	28	10,676,890	6,908,992	3,647,648
衍生金融工具	40	–	18,074	–
限制性銀行存款和短期銀行存款	29	212,938	109,543	360,168
現金及現金等價物	30	1,029,514	617,422	852,012
持有待售資產	44	–	–	482,313
		16,796,785	13,049,499	9,075,350
流動負債				
預售票款		3,429,395	2,808,175	2,817,980
應付賬款及應付票據	31	7,169,440	7,558,342	3,480,109
其他應付款及預提費用	32	15,256,916	11,087,271	10,661,352
融資租賃負債的流動部分	33	2,033,158	1,978,018	2,010,988
借款的流動部分	34	19,944,738	20,335,797	14,830,480
應付税項		1,528	1,528	25
經營租賃飛機退租檢修準備的流動部分	35	641,869	88,081	174,151
衍生金融工具	40	3,386	35,813	51,063
		48,480,430	43,893,025	34,026,148
淨流動負債		(31,683,645)	(30,843,526)	(24,950,798)
總資產減流動負債		68,064,818	60,769,764	56,544,046

公司資產負債表

(按國際財務報告準則編製)
於二零一三年十二月三十一日

	附註	二零一三年十二月三十一日 人民幣千元	二零一二年十二月三十一日 人民幣千元 已重述*	二零一二年一月一日 人民幣千元 已重述*
非流動負債				
融資租賃負債	33	14,193,492	15,498,192	14,123,184
借款	34	19,188,715	15,087,334	15,184,868
經營租賃飛機及發動機退租檢修準備	35	1,381,795	1,674,553	1,546,944
其他長期負債	36	1,154,171	962,719	1,331,811
退休後福利準備	38	4,466,335	4,996,694	4,964,389
衍生金融工具	40	124,194	304,338	281,921
		40,508,702	38,523,830	37,433,117
淨資產		27,556,116	22,245,934	19,110,929
權益				
一股本	42	12,674,269	11,276,539	11,276,539
一儲備	43	14,881,847	10,969,395	7,834,390
總權益		27,556,116	22,245,934	19,110,929

* 部分數據與2012年財務報表不相符，相關調整可參見附註2(a)(ii)。

第84頁至169頁的附註為財務報表的整體部份。

本財務報表已由本公司董事會於二零一四年三月二十六日批准刊發，並代表董事會簽署。

劉紹勇
董事

馬須倫
董事

合併現金流量表

(按國際財務報告準則編製)
截至二零一三年十二月三十一日止年度

	附註	二零一三年 人民幣千元	二零一二年 人民幣千元
經營活動的現金流量			
經營產生的現金	45(a)	11,120,494	12,822,835
已付所得稅		(314,016)	(205,476)
經營活動產生的淨現金流入		10,806,478	12,617,359
投資活動的現金流量			
購買物業、機器及設備		(1,822,056)	(6,148,139)
支付存款期限超過三個月的短期存款		–	–
支付飛機預付款	21	(17,261,022)	(7,328,529)
收購長城航空有限公司(「長城航空」),扣除獲得現金		–	(87,316)
出售持有待售資產所得款		–	209,586
出售物業、機器及設備所得款		555,752	181,246
收回存款期限超過三個月的短期存款		1,491,654	958,489
對聯營公司注資所支付的現金		(236,725)	–
收購子公司所支付的現金		(11,876)	–
購買可供出售金融資產所支付的現金		(47,085)	–
已收利息		195,760	215,789
已收股利		95,672	112,446
出售於聯營公司權益所得現金		12,365	2,439
出售於可供出售金融資產的權益所得現金		–	94,890
投資活動產生的淨現金流出		(17,027,561)	(11,789,099)

(按國際財務報告準則編製)
截至二零一三年十二月三十一日止年度

	附註	二零一三年 人民幣千元	二零一二年 人民幣千元
融資活動的現金流量			
發行股票收到的現金		3,572,391	–
借入短期借款		15,634,644	23,101,136
償還短期債務		(4,000,000)	–
償還短期借款		(15,823,469)	(25,619,898)
發行短期融資券及債券收到的現金		4,000,000	4,000,000
發行長期融資券及債券收到的現金		6,985,406	–
政府補助收到的現金		13,095	–
借入長期借款		8,957,687	10,887,474
償還長期借款		(9,792,367)	(8,352,313)
償還融資租賃負債本金		(2,447,560)	(4,094,636)
收到的限制性存款		–	236,475
已付利息		(1,692,806)	(1,936,842)
附屬公司之非控制性權益的出資		406,000	453,850
收購附屬公司之非控制性權益		(14,893)	(670,956)
支付附屬公司非控制性權益之股利		(68,481)	(178,580)
融資活動產生淨現金流入／(流出)		5,729,647	(2,174,290)
現金及現金等價物淨減少		(491,436)	(1,346,030)
期初現金及現金等價物		2,511,696	3,860,973
匯率調整		(25,282)	(3,247)
十二月三十一日的現金及現金等價物	30	1,994,978	2,511,696

第84頁至169頁的附註為財務報表的整體部份。

合併權益變動表

(按國際財務報告準則編製)
截至二零一三年十二月三十一日止年度

	本公司權益持有者攤佔權益					
	股本	儲備	累計虧損	小計	非控制性權益	總權益
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
二零一二年一月一日結餘						
期初報表數	11,276,539	17,229,128	(8,379,775)	20,125,892	1,679,215	21,805,107
期初年度調整	–	(3,334,505)	340,967	(2,993,538)	(85,577)	(3,079,115)
期初報表數(已重述*)	11,276,539	13,894,623	(8,038,808)	17,132,354	1,593,638	18,725,992
年度總綜合收益/損失(已重述*)	–	149,864	3,071,514	3,221,378	(160,297)	3,061,081
– 年度利潤/(損失)(已重述*)	–	–	3,071,514	3,071,514	(142,333)	2,929,181
– 其他綜合收益/(損失)(已重述*)	–	149,864	–	149,864	(17,964)	131,900
附屬公司非控制性權益增資	–	–	–	–	453,850	453,850
支付附屬公司非控制性權益股利	–	–	–	–	(178,580)	(178,580)
收購附屬公司之非控制性權益	–	(490,151)	–	(490,151)	(180,806)	(670,957)
其他	–	343,786	–	343,786	–	343,786
二零一二年十二月三十一日結餘(已重述*)	11,276,539	13,898,122	(4,967,294)	20,207,367	1,527,805	21,735,172
二零一三年一月一日結餘	11,276,539	13,898,122	(4,967,294)	20,207,367	1,527,805	21,735,172
年度總綜合收益	–	807,563	2,372,571	3,180,134	(220,250)	2,959,884
– 年度利潤/(損失)	–	–	2,372,571	2,372,571	(279,752)	2,092,819
– 其他綜合收益	–	807,563	–	807,563	59,502	867,065
附屬公司非控制性權益增資	–	–	–	–	406,000	406,000
支付附屬公司非控制性權益股利	–	–	–	–	(18,720)	(18,720)
收購附屬公司之非控制性權益	–	–	–	–	(14,893)	(14,893)
發行股票	1,397,730	2,174,661	–	3,572,391	–	3,572,391
其他	–	(57,576)	–	(57,576)	–	(57,576)
二零一三年十二月三十一日結餘	12,674,269	16,822,770	(2,594,723)	26,902,316	1,679,942	28,582,258

* 部分數據與2012年財務報表不相符，相關調整可參見附註2(a)(ii)。

1. 公司資料

中國東方航空股份有限公司(「本公司」)是於一九九五年四月十四日在中華人民共和國(「中國」)成立的一間股份有限公司。本公司註冊地址為中國上海市浦東國際機場機場大道66號。本公司及其附屬公司(以下合稱「本集團」)主要經營民航業務,包括客運、貨運、郵運、旅遊服務及其他延伸的航空業務。

本公司大部份權益現由一家成立於中國名為中國東方航空集團公司(「中國東航集團」)的國有企業所擁有。

本公司的股份在上海證券交易所、香港聯合交易所有限公司及紐約證券交易所上市。

本財務報表已由本公司董事會(「董事會」)於二零一四年三月二十六日批准刊發。

2. 重要會計政策摘要

編製本財務報表採用的主要會計政策載於下文。除另有説明外,此等政策在所呈報的所有年度內貫徹使用。

(a) 編製基準

本集團的財務報表根據國際會計準則理事會發佈的國際財務報告準則(「財務準則」)及香港《公司條例》的披露規定編製。財務報表按照歷史成本法編製,並就可供出售金融資產、以公允值計量且其變動計入損益的金融資產和金融負債(包括衍生工具)的重估而作出修訂。

(i) 持續經營

截至二零一三年十二月三十一日,本集團的累計虧損約為人民幣25.9億元,流動負債超過流動資產約人民幣404.7億元。於編製本年度財務報表時,本公司董事會結合目前的財務形勢,對本集團的持續經營能力進行了充分詳盡的評估。

本公司董事會已積極採取措施應對上述淨營運資金出現負數的情況,不斷尋求新的融資管道並已取得足夠的銀行授信額度以改善本集團的流動資金狀況。截至二零一三年十二月三十一日,本集團已簽約但尚未使用的銀行授信額度約為人民幣376.0億元。

鑒於本集團已取得的銀行授信額度,本集團獲取融資的記錄以及與各大銀行及金融機構建立的良好合作關係,本公司董事會認為在未來的十二個月內本集團可以繼續獲取足夠的融資來源,以保證經營、償還到期債務以及資本性支出所需的資金。據此,本公司董事會確信以持續經營為基礎編製本年度財務報表是恰當的,無需包括任何在本集團及本公司在未能滿足持續經營條件下所需計入的調整。

2. 重要會計政策摘要(續)

(a) 編製基準(續)

(ii) 本集團已採納的新訂及已修改的準則

本集團已於二零一三年一月一日開始的財政年度首次採用以下新訂準則及對現有準則的修改：

國際財務報告準則第7號(修改)	與國際財務報告準則7號金融工具*「披露－金融資產和金融負債的抵銷」*相關的修改
國際財務報告準則第10號	合併財務報表
國際財務報告準則第11號	合營安排
國際財務報告準則第12號	其他主體中權益的披露
國際財務報告準則第10號、國際財務報告準則第11號及國際財務報告準則第12號(修改)	與國際財務報告準則第10號、國際財務報告準則第11號及國際財務報告準則第12號*「過渡指引」*相關的修改
國際財務報告準則第13號	公允價值計量
國際會計準則第1號(修改)	與國際會計準則1號*「其他綜合收益項目的列報」*相關的修改
國際會計準則第19號(2011)	僱員福利
國際會計準則第27號(2011)	獨立財務報表
國際會計準則第28號(2011)	聯營和合營企業中的投資
國際會計準則第36號(修改)	與國際會計準則36號資產減值*「非金融資產可收回金額披露(早期採用)」*相關的修改
國際財務報告準則年度改進2009–2011	對一部分2012年6月生效的國際財務報告準則的修改

下文中對國際會計準則第1號和國際會計準則第19號(2011)的修改形成的影響，以及對在2009–2011年度國際財務報告準則改進中對國際財務報告準則做出的適當修改(包括其他適用準則)進行解釋。除此之外，採用新訂國際財務報告準則和經過修改的國際財務報告準則對財務報表的披露不具有重大影響。

- 國際會計準則第1號修訂本修改了其他綜合收益中列報項目的歸類。未來某個時點會重分類(或轉入)至損益(比如，境外運營機構的的外幣折算差額、現金流量套期的遞延利得和損失及可供出售金融資產的淨損益)的專案將與不會重分類至損益(比如，土地和房屋建築物的重估)的專案分開列報。修訂本僅影響列報，不影響集團的財務狀況及表現。合併損益及其他綜合收益表已按此準則的規定重述。

- 國際會計準則第19號(2011)在設定受益計劃的會計處理方面有重大變化。修訂後的準則取消了遞延確認精算利得和損失的選擇權。所有精算利得和損失要求立即計入其他綜合收益。國際會計準則第19號(2011)用淨利息額取代了原準則中利息費用和計劃資產的預期收益，每個年度報告期之初，根據折現利率計算設定收益負債或資產淨額的淨利息。在未採用國際會計準則第19號(2011)之前，當上一期末累計的設定收益計劃尚未實現精算利得或損失的淨額超過設定受益義務現值和計劃資產的公允價值之中較高者10%，集團則根據參與設定受益計劃的員工的平均剩餘服務年限來確認精算利得或損失計入收入或費用。採用國際會計準則第19號(2011)後，所有精算利得和損失要求立即計入其他綜合收益。因此，2012年1月1日和2012年12月31日的所有遞延精算利得和損失，都計入其他綜合收益，同時，2012年12月31日計入損益的精算利得和損失要重分類至其他綜合收益。此外，在2012年確認的利息費用和計劃資產的預期收益將替換成淨利息額。

  另外，在採用國際會計準則第19號(2011)後，所有過去服務成本應在以下兩個日期的較早者確認：(1)公司有調整或縮減僱員數量的計劃，及(2)與之相關的重置或辭退成本已確認。因此，未歸屬的過去服務成本不能在未來的授予期內遞延確認。

2. 重要會計政策摘要(續)

(a) 編製基準(續)

(ii) 本集團已採納的新訂及已修改的準則(續)

國際會計準則第19號(2011)除了在設定受益計劃的會計處理方面有重大變化外，也改變了辭退福利的確認時點和短期僱員福利的分類。修訂後的準則要求辭退福利應在確認主體不再能撤回這些福利且這一決定已法定生效後進行確認。在現行修改後的準則下，基於預期支付時間而非是可要求作出支付的時間區分短期僱員福利和長期僱員福利。

會計處理的變化對集團設定受益計劃的影響如下：

對截至12月31日的合併損益及其他綜合收益表影響如下：

	二零一三年 人民幣千元	二零一二年 人民幣千元
抵減工資，薪金及福利	**227,284**	124,184
增加稅前利潤	**227,284**	124,184
增加稅項	**(16,960)**	(2,606)
增加年度淨利潤	**210,324**	121,578
增加設定受益計劃重計量收益	**426,170**	127,878
抵減稅項影響	**41,306**	11,434
增加年度其他綜合收益，扣除稅項	**467,476**	139,312
增加年度總綜合收益	**677,800**	260,890
年度淨利潤增加歸屬於：		
本公司權益持有者	**193,747**	117,869
非控制性權益	**16,577**	3,709
	210,324	121,578
年度總綜合收益增加歸屬於：		
本公司權益持有者	**608,864**	275,107
非控制性權益	**68,936**	(14,217)
	677,800	260,890
增加年度本公司權益持有者應佔每股收益：		
基本及攤薄(人民幣)	**1.60分**	1.05分

2. 重要會計政策摘要(續)

(a) 編製基準(續)

(ii) 本集團已採納的新訂及已修改的準則(續)

	二零一三年 人民幣千元	二零一二年 人民幣千元
對截至12月31日的合併資產負債表影響如下：		
增加遞延税項資產	90,130	70,097
增加非流動資產	90,130	70,097
增加設定受益義務	2,234,868	2,888,323
增加非流動負債	2,234,868	2,888,323
減少淨資產及總權益	2,144,738	2,818,226

對截至1月1日的合併資產負債表影響如下：

	二零一二年 人民幣千元
增加遞延税項資產	61,270
增加非流動資產	61,270
增加設定受益義務	3,140,385
增加非流動負債	3,140,385
減少淨資產及總權益	3,079,115

(iii) 已頒佈但尚未生效之國際財務報告準則

集團尚未對財務報表採用以下新頒佈及修訂但尚未生效的國際財務報告準則

國際財務報告準則第9號	*金融工具*
國際財務報告準則第9號、國際財務報告準則第7號及國際會計準則第39號(修改)	*套期保值會計及對國際財務報告準則第9號、國際財務報告準則第7號及國際會計準則第39號*的修訂
國際財務報告準則第10號、國際財務報告準則第12號及國際會計準則第27號(2011)修改	對國際財務報告準則第10號、國際財務報告準則第12號及國際會計準則第27號(2011)的修訂「*投資實體*」
國際會計準則第19號(修改)	與國際會計準則第19號「*僱員福利*」相關的修改
國際會計準則第32號(修改)	與國際會計準則第32號「*金融資產和金融負債的抵銷*」相關的修改
國際會計準則第39號(修改)	與國際會計準則第39號「*確認及計量－衍生工具更替及對沖會計法之延續*」相關的修改
國際財務報告解釋公告第21號	*税費*

2. 重要會計政策摘要(續)

(a) 編製基準(續)

(iii) 已頒佈但尚未生效之國際財務報告準則(續)

適用於集團的上述國際財務報告準則進一步資訊如下：

- 2009年11月頒佈的國際財務報告準則第9號為替代整篇國際會計準則第39號金融工具綜合計劃的第一階段：確認及計量。此階段強調金融資產的分類及計量。實體應當對金融資產的分類是以主體管理金融資產的業務模式及金融資產的合同現金流特徵為依據，將金融資產只分類為攤餘成本和公允價值二個分類，而非將其分為四大類。目標旨在與國際會計準則第39號相比，改善並簡化金融資產的分類及計量。

- 2010年11月，國際會計準則理事會頒佈了國際財務報告準則第9號的補充(補充文)，闡述了金融負債並將國際會計準則第39號的金融工具終止確認合併於內。大部分的補充與國際會計準則第39號並無差別，改變之處在於指定為以公允價值計量且其變動計入當期損益的金融負債具有公允價值選擇權(「FVO」)，對於這些具有公允價值選擇權的負債，公允價值因信用風險產生的波動的部分必須在其他綜合收益中反映。其餘則應計入損益，除非公允價值波動反映負債的信用風險計入其他綜合收益的列報會增加或擴大損益的會計不匹配性。然而，被指定為公允價值選擇權的貸款承諾及財務擔保合同不在補充文的範圍之內。

- 2013年12月，國際會計準則理事會對國際財務報告準則第9號就套期保值會計相關內容進行了補充，並相應修改了國際會計準則第39號及國際財務報告準則第7號，其中包含相應適用套期保值會計相關風險管理活動的披露。國際財務報告準則第9號關於評估套期保值有效性導致風險管理戰略適用套期保值會計的修正允許套期項目具有更大的靈活性，同時放寬了使用購買期權及非衍生金融工具作為套期工具的規定。此外，國際財務報告準則第9號的修訂本允許實體在同一時期僅對其具有2010年引入的公允價值選擇權負債的信用風險相關的公允價值損益適用，而可以不適用其他國際財務報告準則第9號的要求。

- 國際會計準則第39號將被國際財務報告準則第9號徹底替代。在此之前，國際會計準則第39號關於金融資產減值的指南將繼續適用。之前國際財務報告準則第9號的法定生效日被國際會計準則理事會於2013年12月刪除，法定生效日將在國際會計準則第39號被完全替代後確定。然而，該準則已可以適用。集團將連同其他階段估計數量影響，直到最終包括所有階段頒佈實施。

- 國際財務報告準則第10號包括了投資主體的定義，以及提供符合投資主體的實體合併要求豁免的規定。在國際財務報告準則第9號下，投資主體可以通過公允價值損益來計量子公司而並非通過合併的方式。並對國際財務報告準則第12號和國際會計準則第27號(2011)作出對關鍵性的修改。國際財務報告準則第12號的修改也包括投資實體披露的要求。本集團認為這些修改對集團未產生影響，因為集團不符合國際財務報告準則第10號中對投資主體的定義。

- 國際會計準則第32號的修訂明確了金融資產及金融負債抵銷的「現時具有可執行的法定的抵銷權力」的含義。修訂同時明確了國際會計準則第32號中抵消條件的應用與結算方式(例如中央清潔房屋系統)，適用按全額結算並不一定一致。自2014年1月1日適用後，修訂將不會對本集團的財務狀況或業績產生影響。

2. 重要會計政策摘要(續)

(b) 合併賬目

合併賬目包括本公司及所有附屬公司截至十二月三十一日止的財務報表。

(i) 附屬公司

附屬公司是指本公司有權實施直接或者間接控制的主體(包括結構化主體)。該控制權通過集團有權來改變、收益回報率,通過作為投資者的介入和通過施加遠大於投資者的影響力來影響收益率來實現的(例如現有的給予集團有能力來引導投資者的相關投資活動的權力)。附屬公司在控制權轉移至本集團之日全面合併入賬。附屬公司在控制權終止之日起停止合併入賬。本集團利用購買法將業務合併入賬。購買一附屬公司所轉讓的對價,為所轉讓資產、對被收購方的前所有人產生的負債,及本集團發行的股本權益的公允價值。所轉讓的對價包括或有對價安排所產生的任何資產和負債的公允價值。就個別收購基準,本集團可按公允價值或按非控制性權益應佔被購買方淨資產的比例,計量被收購方的非控制性權益。

購買相關成本在產生時支銷。在業務合併中所購買可辨認的資產以及所承擔的負債及或有負債,首先以彼等於購買日期的公允價值計量。

如業務合併分階段進行,收購方之前在被收購方持有的權益按收購日期的公允價值重新計量,任何由此而導致的損益需要在損益表中確認。

集團將轉讓的任何或有對價按收購日期的公允價值計量。被視為資產或負債的或有對價公允價值的其後變動,根據國際會計準則39的規定,在損益中或作為其他綜合收益的變動確認。分類為權益的或有對價不重新計量,其之後的結算在權益中入賬。

附屬公司投資按成本扣除減值列賬。成本包括投資的直接歸屬成本。

商譽的成本初步計量為轉讓對價與被確認為非控制性權益的公允價值總額,超過所購入的可辨認的資產和承擔負債淨值的差額。如果對價和其他科目的總額低於所購買淨資產的公允價值,這部分差異,在重新評估後,需要在廉價購買的損益中確認。

集團內公司之間的交易、結餘及收支予以對銷。來自集團內公司間的利潤和損失(確認於資產)亦予以對銷。附屬公司的會計政策已按需要作出改變,以確保與本集團採用的政策符合一致。

(ii) 與非控制權益的交易

本集團將其與非控制性權益進行、不導致失去控制權的交易入賬為權益交易-即與所有者以其作為所有者身份進行的交易。所支付任何對價的公允價值與相關應佔所收購附屬公司淨資產賬面值的差額記錄為權益。向非控制性權益的處置的盈虧亦記錄在權益中。

2. 重要會計政策摘要(續)

(b) 合併賬目(續)

(iii) 出售附屬公司

當本集團不再持有控制權，在主體的任何保留權益於失去控制權當日重新計量至公允價值，賬面值的變動在損益中確認。公允價值為就保留權益的後續入賬而言的初始賬面值，作為聯營、合營或金融資產。此外，之前在其他綜合收益中確認的任何數額猶如本集團已直接處置相關資產和負債。這意味著之前在其他綜合收益中確認的數額重新分類至損益。

(iv) 聯營公司及合營公司的投資活動

聯營公司是指本集團對其有長期利益關係，通常附帶有不少於20%的投票權的股權並且可以對其實施重大影響力的實體。重大影響是指對財務與營運決策有參與決策，但對這些決策制定沒有控制權或者共同控制權的一種權利。

合營企業是指在合約條款下各方對合營企業的淨資產有共同控制的一種合約協議。聯合控制是一種根據協議共用控制權的約定，只於當相關活動取得各方當事人對分享控制權一致同意時存在。

本集團應佔收購後聯營和合營公司的溢利或虧損於合併損益及其他綜合收益表內確認。此外，當聯營公司或合營公司認可其股權發生變動時，集團應當認可其股權的變動，並且列示在合併的權益變動表內。本集團與其聯營公司或合營公司之間未實現的收益應當按照集團在聯營公司或合營公司的數額進行對銷。除非未實現的損失提供了所轉移資產減值的憑證。由併購聯營或者合營公司中產生的商譽應當包含在集團在聯營或者合營公司的一項投資活動。

如果集團投資的聯營公司變為在合營公司或者在合營公司變為聯營公司時，所留存的權益不需要重新計量。相反地，投資活動依然是在權益法下進行核算。在所有的其他情況下，一旦損失對聯營公司有重大影響或者合營公司的聯合控制有重大影響，集團應當以其的公允價值計量和確認留存的投資。對聯營公司持或者合營公司控制權有重大影響的賬面價值與處置持有投資的公允價值的差異應當在損益表中列示。

聯營公司和合營公司的業績應當包含在公司的損益及其他綜合收益表或者已收的或者應收的股息損失。公司在聯營公司或者合營公司中的投資應當被視為非流動資產，並且以成本扣除減值損失列示。

當投資於聯營公司或者合營公司被確認為持有待售，應當根據香港會計準則第五條持有待售的非流動資產和終止經營進行會計處理。

(c) 分部報告

經營分部按照向首席經營決策者提供的內部報告貫徹一致的方式報告。首席經營決策者被認定為作出決策性決定，並負責分配資源和評估經營分部的表現的總經理辦公室。

2. 重要會計政策摘要(續)

(d) 外幣換算

(i) 功能和列賬貨幣

本集團每個實體的財務報表所列項目均以該實體營運所在的主要經濟環境的貨幣計量(「功能貨幣」)。本財務報表以人民幣呈報，人民幣為本公司及本集團每個實體的功能及列賬貨幣。

(ii) 交易及結餘

外幣交易採用交易日的匯率換算為功能貨幣。除了符合在其他綜合收益中遞延入賬的現金流量對沖和淨投資對沖外，結算此等交易產生的匯兑盈虧以及將外幣計值的貨幣資產和負債以年終匯率換算產生的匯兑盈虧在利潤表確認。

與借款和現金及現金等價物有關的匯兑利得和損失在利潤表內的「財務收入」或「財務費用」中列報。

(e) 收入的確認與預售票款

收入指本集團在日常經營活動過程中出售貨品及提供服務的已收或應收對價的公允值。收入在扣除營業税及增值税、退貨、回扣和折扣，以及消除集團內部銷售後列賬。

當收入的數額能夠可靠計量、未來經濟利益有可能流入有關實體，而本集團每項活動均符合具體條件時(如下文所述)，本集團即確認收入。除非與銷售有關的所有或然事項均已解決，否則收入的數額不被視為能夠可靠計量。本集團根據其以往業績並考慮客戶類別、交易種類和每項安排的特點作出估計。

本公司的常旅客計劃根據會員累計的里程給予對應的獎勵積分。獎勵積分被兑換或者失效之前，與獎勵積分相關的承運票款收入部分會被遞延。

(i) 運輸收入

客運、貨運與郵運收入於提供運輸服務時確認為運輸收入。售出但未使用的機票金額則作為預售票款。

(ii) 地面服務和旅遊服務收入

地面服務收入與旅遊服務及其他旅遊相關服務均在提供服務時確認收入。

(iii) 貨運處理費收入

提供貨運處理服務的收入將會在服務提供時予以確認。

(iv) 佣金收入

佣金收入包括由本集團為其他航空公司售票而賺取的款項。佣金收入於機票出售時確認。

(v) 其他營運收入

其他營運收入包括貨運代理的收入均在提供服務時確認。

2. 重要會計政策摘要(續)

(f) 政府補助

政府補貼在本集團已滿足補貼附帶的條件及合理的保證相關的補貼將可收取時，按公允值確認。

與成本有關之政府補貼遞延入賬，並按擬補償之成本配合所需期間在損益表中確認。

與購買物業、機器及設備有關之政府補貼列入非流動負債作為遞延政府補貼，並按有關資產之預計年期以直線法在利潤表確認。

(g) 維修與大修費用

對於經營性租賃的飛機及發動機，本集團有責任滿足約定的交還條件。為滿足交還條件的估計大修費用於相關租賃期內按直線法計提。

對於本公司自置及融資租賃的飛機及發動機，大修費用作為物業、機器及設備的一部份進行資本化，並於估計的大修期間內攤銷(附註2(i))。

其他日常維修於發生時計入利潤表。

(h) 利息收入

利息收入採用實際利息法按時間比例基準確認。倘若貸款或應收賬款出現減值，本集團會將賬面值減至可收回款額，即估計的未來現金流量按該工具之原實際利率貼現值，並繼續將貼現計算並確認為利息收入。已減值貸款或應收賬款之利息收入利用原實際利率確認。

(i) 借貸費用

為了獲取、興建或生產合格的資產，例如某項需要花費較長期間使其達到預定用途或可出售的資產，其借款費用予以資本化作為其固定資產成本的一部分。當該資產已充分達到其預定用途或者可出售時，借款費用的利息資本化應當予以終止。在資產合格化期間由短期特定借款產生的投資收益應當從借款費用化中予以扣除。其他所有借款費用直接計入當期費用。借款費用由借款利率和該主體為取得該項借款資金時發生的其他費用構成。

(j) 當期和遞延所得税

本期間的税項支出包括當期和遞延税項。税項在利潤表中確認，但與在其他綜合收益中或直接在權益中確認的項目有關者則除外。在該情況下，税項亦分別在其他綜合收益或直接在權益中確認。

當期所得税支出根據本公司、其附屬公司、聯營公司及合營公司營運及產生應課税收入的國家於資產負債表日已頒佈或實質頒佈的税務法例計算。管理層就適用税務法例詮釋所規限的情況定期評估報税表的狀況，並在適用情況下根據預期須向税務機關支付的税款設定撥備。

遞延所得税採用負債法就資產和負債的税基與資產和負債在合併財務報表的賬面值之差額產生的暫時差異撥備。然而，若遞延所得税負債因商譽的初步確認而產生或遞延所得税來自在交易(不包括企業合併)中對資產或負債的初步確認，而在交易時不影響會計損益或應課税盈虧的，則不作記賬。遞延税項採用在資產負債表日前已頒佈或實質頒佈，並在有關之遞延所得税資產實現或遞延所得税負債結算時預期將會適用之税率(及法例)而釐定。

2. 重要會計政策摘要(續)

(j) 當期和遞延所得稅(續)

遞延所得稅資產是確認至未來很可能產生之應課稅盈利可抵銷的暫時性差異。

遞延稅項就附屬公司、聯營公司及合營公司投資產生之暫時差異而撥備，但本集團可以控制暫時差異之撥回時間，且暫時差異在可預見將來有可能不會撥回則除外。

(k) 無形資產

(i) 商譽

商譽指於收購日期收購成本超過本集團應佔所收購附屬公司、聯營公司及合營公司的可識辨資產公允值的數額。收購附屬公司的商譽包括在無形資產內。收購聯營公司及合營公司的商譽包括在聯營公司及合營公司投資內，並作為整體結餘的一部份一並就減值進行測試。分開確認的商譽至少每年或當有商譽減值現象時就減值進行測試，並按成本減累計減值虧損列賬。商譽的減值虧損不予撥回。出售某個實體的盈虧包括與被出售實體有關的商譽的賬面值。

就減值測試之目的，商譽會分配至現金產生單元。此項將商譽分配到現金產生單元或現金產生單元組乃根據預期可從業務合併產生的商譽中得益的可識別經營分部。

(ii) 電腦軟件

購入的電腦軟件牌照按購入及使該特定軟件達到可使用時所產生的成本作資本化處理。此等成本按估計可使用年期五年攤銷。與發展或維護電腦軟件程式有關的成本在產生時確認為費用。

(l) 遞延飛行員養成費

遞延飛行員養成費指由本集團承擔的與飛行員養成相關的支出。該些支出之目的為保證飛行員為本集團服務一定期限，並自飛行員加入本集團之日起按5年的預期受益期以直線法攤銷。

(m) 物業、機器及設備

物業、機器及設備於購入時按成本列賬，成本包括資產的購買價及其他用於令此資產達至現時用途的費用。

倘某項物業、機器及設備項目各部件的使用年期各有不同，該項目的成本按合理基準在各部件之間進行分配，而每部件則各自計算折舊。

當一項飛機大修進行時，大修費用的成本會包括在物業、機器及設備的賬面價值中，並於估計的大修期間內攤銷。機身大修費用相關的組件以直線法在5至7.5年內攤銷，發動機大修費用相關的組件以實際飛行小時與預期飛行小時之比例計提折舊。當一項大修完成時，以往大修費用的餘額將全部沖減並計入利潤表。

2. 重要會計政策摘要(續)

(m) 物業、機器及設備(續)

除上述與大修費用有關的部件外，其他資產乃根據其預計可用年限及估計殘值以直線法攤銷其成本。用於計算每年折舊費用的預計可使用年限列示如下：

自置及融資租賃飛機及發動機	15至20年
其他飛行設備，包括高價周轉件	10年
樓宇	15至45年
其他物業、機器及設備	5至20年

資產的殘值及預計使用年限於資產負債表日重新評估並在適當時作調整。如果資產的賬面價值大於其預期可收回收額，則賬面價值將立即減低以可收回金額列報。

出售收益或虧損乃所得收入淨額與資產賬面值的差額，並於利潤表中予以確認。

在建工程為興建中的樓宇及待安裝的設備。在建工程按建造或購置成本列賬，並計入資本化的利息。在資產完成建造並達到可使用狀態前，不計提折舊。

(n) 附屬公司、聯營公司、合營公司及非金融資產的減值

沒有確定使用年期或尚未可供使用之資產無需攤銷，但最少每年或當有減值跡象時就減值進行測試。其他資產則當有事件出現或情況改變顯示賬面值可能無法收回時就減值進行檢討。減值虧損按資產之賬面值超出其可收回金額之差額確認。可收回金額乃以資產之公允值扣除銷售成本或使用價值兩者之間較高者為準。於評估減值時，資產按可分開識辨現金流量(現金產生單元)的最低層次組合。除商譽外，已計提減值的非金融資產在每個財務報告日均就減值是否可以撥回進行檢討。

(o) 重分類為持有待售的資產

當非流動資產的賬面值極可能透過出售交易收回而非通過使用實現，則將其分類為持有待售資產，按賬面值與公允價值減去處置費用兩者的較低者列賬。

(p) 預付租賃款

預付租賃款乃土地使用權的購入成本減除累計攤銷。預付租賃款按土地使用權的使用年限以直線法進行攤銷。

(q) 飛機預付款

為確保日後接收飛機而支付給飛機製造商的合同預付款，均連同相應資本化利息確認為資產，記入非流動資產並於飛機交付時轉至物業、機器及設備。

(r) 飛機設備零件

飛機設備零件按成本和可變現淨值兩者的較低者列賬。成本按加權平均法計算。飛機設備零件的成本包括購買價(扣除折扣的淨額)、運費、關税、增值税及其他各項雜費。可變現淨值為在通常業務過程中飛機設備零件的估計銷售價扣除相應的銷售費用。

2. 重要會計政策摘要(續)

(s) 應收賬款

應收賬款以公允價值初始確認，其後則以實際利息法，按攤銷成本值扣除減值準備計算。如有客觀證據顯示集團無法按照應收款項的原來條款全數收回欠款，則須為應收賬款作出減值準備。當債務人遇到重大財政困難，例如破產、財政重組、或債務人未能履行償債義務時，可視為該應收賬款有計提減值準備的跡象。撥備額為資產賬面金額與估計未來現金流量按實際利率計算的貼現現值兩者的差額。資產的賬面值透過使用備付賬戶削減，而有關的虧損數額則在利潤表內確認。如一項應收賬款無法收回，該應收賬目將與撥備賬戶撇銷。之前已撇銷的款項如其後收回，將貸記於利潤表內。

(t) 現金及現金等價物

現金及現金等價物包括現金、銀行通知存款、原到期日為三個月或以下的其他短期高流動性投資。

(u) 應付賬款

應付賬款為在日常經營活動中購買商品或服務而應支付的債務。如應付款的支付日期在一年或以內(如仍在正常經營週期中，則可較長時間)，其被分類為流動負債；否則分類為非流動負債。

應付賬款以公允價值為初始確認，其後利用實際利率法按攤銷成本計量。

(v) 借款

借款按公允值並扣除產生的交易成本初始確認。借款其後按攤銷成本列賬；所得款(扣除交易成本)與贖回價值的任何差額利用實際利息法於貸款期間內在利潤表確認。

除非本集團有無條件權利將負債的結算遞延至資產負債表日後最少12個月，該借款分類為非流動負債，否則借款分類為流動負債。

(w) 撥備

當本集團因已發生的事件須承擔現有的法律性或推定性的責任，而有可能需要資源流出以償付責任，金額亦能可靠估計時，則本集團需確立撥備。

如有多項類似責任，其需要在償付中流出資源的可能性，根據責任的類別整體考慮。即使在同一責任類別內所包含的任何一個項目相關的資源流出的可能性極低，仍須確認撥備。

撥備的金額以解除責任所需支出的現值加以確認。支出的現值將運用能反映出當時市場評估貨幣資金時間性價值以及相對於該責任的風險的稅前比率來確定。因時間推移導致的撥備的增加則被確認為財務費用。

當履行合同約定義務所發生的不可避免的成本超過了該合同預期的經濟利益流入，則該合同的現時義務被確認和計量為一項撥備。

2. 重要會計政策摘要(續)

(x) 租賃

(i) 集團內的公司為承租人

融資租賃

本集團租賃若干物業、機器及設備。融資租賃是指將擁有資產的風險及回報實質上轉讓予本集團的租賃。融資租賃的原值乃按在開始時按租賃資產的公允值或最低租賃付款的現值較低者入賬。

每期租金均分攤為資本性支出及財務費用。有關租賃負債，在扣除財務費用後，列報於應付款的流動及長期部份。財務費用於租約期內在利潤表中列支，以達到租賃利率為結欠餘額的固定比率。融資租賃的物業、機器及設備的折舊乃根據資產的預計可用年限以直線法攤銷其成本至其估計殘值。

有關售後回租形成一項融資租賃，出售價及賬面淨值的差異將予以遞延並按最低租賃期攤銷。

經營租賃

如租賃擁有權的重大部份風險和回報由出租人保留，分類為經營性租賃。經營性租賃支付的租金(扣除從出租人收取之任何獎勵金後)於租賃期內以直線法在利潤表支銷。

有關售後回租形成一項經營性租賃，出售價及賬面淨值的差異，除卻相關損益由低於或高於市價的未來租賃付款額補償的部份外，則所有損益應立即予以確認。其後的利得與損失將會在整個使用期內予以分期確認。

(ii) 集團內的公司為出租人

以經營租賃方式分租的資產乃包括在資產負債表的物業、機器及設備中，並按同類物業、機器及設備的預計可使用年限計提、折舊，產生的租金收入按直線法於租賃期內確認入賬。

(y) 僱員退休後福利

本集團參與各省市政府關於退休金及醫療福利的計劃。此等計劃供款在發生當期列於利潤表。

此外，本集團提供退休僱員的福利包括退休津貼、交通津貼、社交活動津貼以及其他福利。除了上海航空有限責任公司保持著獨立管理基金，本集團母公司及其他子公司並未向獨立的管理基金儲存費用。提供退休後後福利計劃下的福利成本採用預計單位信貸精算估值法。

從退休後的福利計劃，包括精算損益，重新計量產生的資產上限(不包括淨利息)的影響以及計劃資產(不包括淨利息)的回報，會在發生的當期立即通過其他綜合收益在財務狀況表內確認。重新計量不重新分類至以後期間損益。

過往服務費用於以下時間較早者計入損益：

- 計劃修訂或縮減的日期

- 本集團確認重組相關費用的日期

2. 重要會計政策摘要(續)

(y) 僱員退休後福利(續)

淨利息按淨福利負債或資產運用的折現率計算。本集團確認的設定受益計劃責任通過「工資、薪金和福利」在損益及其他綜合收益表內進行以下更改:

- 包括當前服務費用,過往服務費用,削減及非常規結算產生的收益和損失
- 淨利息收入或支出

根據來自中國人民共和國國務院國有資產監督管理委員會有關規定,本集團正考慮在未來推出一項新的退休福利計劃。為了能從目前的退休後福利計劃平穩過渡到未來新的退休福利計劃,今年對目前的退休福利計劃進行了削減。

(z) 金融衍生工具

金融衍生工具在發生時於資產負債表以公允值確認,其後以公允值重新計算。確認後公允值變動的處理視乎該金融衍生工具是否為對沖工具,如是,則視乎其所對沖項目的性質而定。

本集團於訂立交易時就對沖工具與對沖項目之關係,以至其風險管理目標及執行多項對沖交易之策略作檔案記錄。本集團亦於訂立對沖交易時及按持續基準,記錄其對於該等用於對沖交易之衍生工具,是否高度有效地抵銷對沖項目公允值或現金流量變動的評估。

若金融衍生工具不符合套期會計原則便會被視為買賣工具,其由公允價值轉變而產生的未實現損益均會在利潤表內立即予以確認。若被界定為非常有效的公允價值套期,其公允值的變動將在利潤表內與其相對應的資產或負債公允值的變動一同反映。

若金融衍生工具符合套期會計原則,並且是針對可預期及很可能發生的交易的現金流量,其會計處理如下:

(i) 被視為有效套期的金融衍生工具的公允值變動會直接於儲備中確認。當預計的交易或固定的承諾確認為一項資產或負債時,以前與之相關的確認的儲備將包括在此資產或負債的成本。當套期預測交易影響淨收益或損失時,有關金融衍生工具的累積損益便會在同期間由儲備內轉至利潤表內確認。

(ii) 無效部份的公允值變動會立即於利潤表內予以確認。

當被對沖項目的剩餘期限超過12個月時,對沖衍生工具的全數公平值會被分類為非流動資產或負債,而當被對沖項目的剩限少於12個月時,對沖衍生工具的全數公平值會被分類為流動資產或負債。買賣性質的衍生工具則分類為流動資產或負債。

當一對沖工具到期或出售時,或當一對沖不再符合套期會計處理方法時,所有於當日在儲備的累計利潤或虧損,可在其承或預計交易確認時方於利潤表確認。當承諾或預計交易不可能發生時,其累計利潤或虧損則需立即轉入利潤表中列支。

2. 重要會計政策摘要(續)

(aa) 可供出售金融資產

除附屬公司、聯營公司及合營公司外的非買賣用途的證券投資，分類為可供出售金融資產並在交易日確認－交易日指本集團承諾購入或出售該資產之日。可供出售金融資產初步按公允值加交易成本確認。本集團在每個資產負債表日評估金融資產的公允值，除減值損失外，所有盈虧會直接在其他綜合收益中反映。當有關投資已終止確認，連同以往直接在儲備確認之累計收益或損失，將會計入利潤表。

非上市權益性投資的公允價值無法可靠計量，當由於(a)合理的公允價值估計變化幅度對投資影響重大並且(b)會計估計在該變化幅度內的可能性無法可靠計量或用於估計公允價值，使得非上市權益性投資的公允價值無法可靠計量，則該投資按照帳面價值減去減值損失的餘額進行披露。

本集團在每個財務報告日評估是否有客觀證據證明某項金融資產或某組金融資產經已減值。對於分類為可供出售的股權證券，在釐定相關的證券是否已經減值時，會考慮證券公允值有否大幅或長期跌至低於其成本值。若可供出售金融資產存在此等證據，相關的累計虧損(按收購成本與當時公允值的差額，減該金融資產之前在利潤表確認的任何減值虧損計算)自權益中剔除並在利潤表記賬。在利潤表確認的股權工具減值虧損不會透過利潤表撥回。

(ab) 股利

分配予本公司股東之股利於本公司股東批准該股利當期確認為本集團之負債。

(ac) 股本

普通股被定義為權益。與新發行股份或期權直接相關的增量成本扣稅後作為一項實收款項的抵減項於權益列示。

3. 金融風險管理

(a) 金融風險因素

本集團的活動受多種財務風險：市場風險(包括匯兑風險、公允值利率風險、現金流量利率風險及航油價格風險)、信貸風險及流動資金風險。本集團的整體風險管理計劃專注於金融市場的難預測性，並尋求盡量減低對本集團財務表現的潛在不利影響。本集團在管理層認為必要時利用衍生金融工具對沖若干的風險。

風險管理由資金部(「集團資金部」)按照董事會批准的政策執行。集團資金部透過與集團營運單位的緊密合作，負責確定、評估和對沖財務風險。整體風險管理戰略，以及若干特定範疇，例如外匯風險、利率風險、信貸風險、衍生和非衍生金融工具的使用政策等，均有董事會批覆。

(i) 外匯風險

本集團的業務跨越多個國家和地區，取得的收入包含多種貨幣且本集團期末外幣負債遠大於外幣資產，本集團最主要的負債項目(主要源於購買飛機)大多是以美元等貨幣計價和結算的。本集團可能面臨多種外幣與人民幣匯率變動風險。

3. 金融風險管理(續)

(a) 金融風險因素(續)

(i) 外匯風險(續)

人民幣是受中國政府管制的非自由兑換貨幣。中國政府在外幣匯兑交易方面的限制可能導致未來匯率相比現行或歷史匯率波動較大。

此外，匯率的波動還將影響本集團未來飛機、航材、航油、起降費等來源於境外的採購成本。

本集團通過簽訂一定的外匯遠期合約以對沖此外匯風險。有關外匯遠期合約的詳細情況參見財務報表附註40(b)相關部份。

下表披露了集團及公司在財務報告日的外匯風險。

	二零一三年(集團)		
	美元 人民幣千元	歐元 人民幣千元	日元 人民幣千元
應收賬款及其他應收款	713,514	158,503	52,198
限制性存款和短期銀行存款	180,967	–	–
現金及現金等價物	280,800	31,840	22,036
經營性租賃飛機押金	667,584	–	–
應付賬款及其他應付款	(901,750)	(84)	(4,251)
融資租賃負債	(20,540,547)	–	(474,999)
借款	(35,214,340)	–	–
衍生工具名義本金	233,700	–	–
合併資產負債表淨值	(54,580,072)	190,259	(405,016)

	二零一二年(集團)		
	美元 人民幣千元	歐元 人民幣千元	日元 人民幣千元
應收賬款及其他應收款	1,259,043	156,354	161,020
限制性存款和短期銀行存款	16,082	9,818	39,724
現金及現金等價物	372,387	38,175	30,451
經營性租賃飛機押金	562,199	–	–
應付賬款及其他應付款	(248,604)	(166)	(3,355)
融資租賃負債	(18,751,982)	–	(667,351)
借款	(31,605,345)	–	(303,433)
衍生工具名義本金	364,559	–	–
合併資產負債表淨值	(48,031,661)	204,181	(742,944)

3. 金融風險管理(續)

(a) 金融風險因素(續)

(i) 外匯風險(續)

	二零一三年(公司)		
	美元	歐元	日元
	人民幣千元	人民幣千元	人民幣千元
應收賬款及其他應收款	879,341	57,997	52,177
限制性存款和短期銀行存款	180,967	–	–
現金及現金等價物	219,700	29,088	21,753
經營性租賃飛機押金	266,386	–	–
應付賬款及其他應付款	(900,415)	(84)	(4,251)
融資租賃負債	(14,142,918)	–	(474,999)
借款	(28,476,152)	–	–
衍生工具名義本金	233,700	–	–
資產負債表淨值	(41,739,391)	87,001	(405,320)

	二零一二年(公司)		
	美元	歐元	日元
	人民幣千元	人民幣千元	人民幣千元
應收賬款及其他應收款	1,133,769	60,826	161,020
限制性存款和短期銀行存款	16,082	9,818	39,724
現金及現金等價物	263,523	35,431	30,268
經營性租賃飛機押金	251,411	–	–
應付賬款及其他應付款	(215,474)	–	(254)
融資租賃負債	(14,733,182)	–	(667,351)
借款	(25,176,398)	–	(303,433)
衍生工具名義本金	364,559	–	–
資產負債表淨值	(38,095,710)	106,075	(740,026)

3. 金融風險管理(續)

(a) 金融風險因素(續)

(i) 外匯風險(續)

下表顯示於財務報告日，倘人民幣對其他貨幣升值1%，對本集團和本公司的稅前損益、其他綜合收益及合併權益變動的影響。

	集團			
	二零一三年		二零一二年	
	對損益的影響 人民幣千元	對權益其他部分的影響 人民幣千元	對損益的影響 人民幣千元	對權益其他部分的影響 人民幣千元
美元	548,138	2,337	483,962	988
歐元	(1,903)	–	(2,042)	–
日元	4,050	–	7,429	–

	公司			
	二零一三年		二零一二年	
	對損益的影響 人民幣千元	對權益其他部分的影響 人民幣千元	對損益的影響 人民幣千元	對權益其他部分的影響 人民幣千元
美元	314,798	2,337	384,603	988
歐元	(653)	–	(1,061)	–
日元	3,040	–	7,400	–

(ii) 利率風險

本集團的利率風險主要來自借款及融資租賃負債。按變動利率借入的借款令本集團承受現金流量利率風險。按固定利率借入的借款和融資租賃負債令本集團承受公允值利率風險。本集團根據當時的市場環境來決定固定利率及浮動利率合同的相對比例。

本集團總部財務部門持續監控集團利率水準。利率上升會增加新增帶息債務的成本以及本集團尚未付清的以浮動利率計息的帶息債務的利息支出，進而影響本集團的經營業績。本集團通過簽訂利率互換合約對沖利率風險，本集團借款利率、償還條款以及利率互換合約披露於財務報告的附註34和附註40(a)。

3. 金融風險管理(續)

(a) 金融風險因素(續)

(ii) 利率風險(續)

下表顯示了集團及公司在財務報告日的帶息金融工具的概況。

	集團		公司	
	二零一三年 人民幣千元	二零一二年 人民幣千元	二零一三年 人民幣千元	二零一二年 人民幣千元
浮動利率工具				
現金及現金等價物	1,994,978	2,503,079	1,029,514	611,890
限制性存款	383,063	1,726,251	212,938	109,543
借款	(36,237,597)	(35,256,709)	(30,026,152)	(28,516,031)
融資租賃負債	(23,135,148)	(21,857,978)	(16,226,649)	(17,476,210)
	(56,994,704)	(52,885,357)	(45,010,349)	(45,270,808)
利率互換合約名義本金	4,971,899	5,598,774	4,971,899	5,598,774
	(52,022,805)	(47,286,583)	(40,038,450)	(39,672,034)

	集團		公司	
	二零一三年 人民幣千元	二零一二年 人民幣千元	二零一三年 人民幣千元	二零一二年 人民幣千元
固定利率工具				
借款	(14,362,833)	(10,479,409)	(9,107,301)	(6,907,100)
利率互換合約名義本金	173,080	240,307	173,080	240,307
	(14,189,753)	(10,239,102)	(8,934,221)	(6,666,793)

下表顯示了在其他變量保持穩定的情況下，並考慮利率互換影響後，若利率上升25個基準點對集團及公司的損益以及權益的其他組成部份的影響。

	二零一三年		二零一二年	
	對損益的影響 人民幣千元	對權益其他 部分的影響 人民幣千元	對損益的影響 人民幣千元	對權益其他 部分的影響 人民幣千元
浮動利率工具	(106,865)	12,430	(122,532)	13,977

3. 金融風險管理(續)

(a) 金融風險因素(續)

(iii) 航油價格風險

由於航油為本集團一項主要營運支出，因此本集團的業績容易受到航油價格波動所影響。航油支出佔集團營運支出的34%(二零一二年：36%)。

於二零一三年十二月三十一日，本集團不存在尚未到期的原油期權合約，且以前年度簽訂的原油期權合約已於二零一三年十二月三十一日全部到期。

於二零一三年十二月三十一日止年度，在其他變量保持不變的情況下(不包括原油期權的影響)，倘若平均航油價格上升／降低5%，本集團航油成本將上升／降低人民幣15.34億元。

(iv) 信貸風險

本集團的信貸風險主要歸於現金及現金等價物，衍生金融工具，在銀行及其他金融機構的存款以及銷售代理人的信貸風險。

本集團的應收賬款中大部份為應收參與「開賬與結算計劃」(「BSP」)的代理人的款項，它是國際航協建立的供航空公司和代理人之間使用的銷售結算系統。於二零一三年十二月三十一日，本集團應收BSP代理人的款項約為人民幣9.95億元(二零一二年：人民幣8.12億元)。集團對於和BSP有關的信貸風險和其餘應收賬款持續維護，同時，管理層評估其壞賬減值準備的可能性，在必要時，適當地計提壞賬減值準備。

本集團在管理現金及現金等價物時，主要是將其存放於國有銀行及其他一些銀行，國際信用評級機構對這些銀行有很高的信用等級評價。同時，集團還將現金及現金等價物存放於其控股股東控制的金融財務機構(附註47(c)(iii))。管理層認為不會從這些銀行和金融機構中承擔任何不履約所造成的損失。

衍生金融工具交易只與信用等級評價較高的金融機構進行。管理層針對任何一家金融機構的信貸額度都設置了一定的限制，而管理層亦不預期因此等對方任何不履約的行為而產生虧損。

(v) 流動資金風險

本集團的主要現金需求用於日常運營，飛機、發動機及飛行設備的添置或改良及償還其相關貸款或負債。本集團通過營運業務及銀行短期及長期貸款所得的綜合資金來滿足其營運資金的需求。本集團通常以長期融資租賃或銀行貸款的方式來購買飛機。

本集團是在淨流動負債下經營，於二零一三年十二月三十一日，本集團淨流動負債為人民幣404.72億元(二零一二年：人民幣359.48億元)。於二零一三年十二月三十一日止年度，本集團錄得的經營活動現金淨流入約為人民幣108.06億元(二零一二年：流入人民幣126.17億元)，投資活動及融資活動的淨現金流出約為人民幣112.98億元(二零一二年：流出人民幣139.63億元)，現金及現金等價物減少約人民幣4.91億元(二零一二年：減少約人民幣13.49億元)。

本公司董事認為本集團將可通過營運及銀行短期及長期貸款取得足夠的營運資金。由於行業的性質多變，本集團透過保留已承諾的信用額以取得較靈活的籌資方法。本公司董事相信本集團已向中國境內銀行獲得充足的信貸額度，用以應付未來資本性開支及日常營運所需資金(附註2(a))。

下表顯示本集團和本公司的金融負債及以淨額基準結算的金融負債，按照相關的到期組別，根據由資產負債表日至合約到期日的剩餘期間進行分析。在表內披露的金額為合約性未貼現的現金流量。由於貼現的影響不大，故此在12個月內到期的結餘相等於其賬面值。

3. 金融風險管理(續)

(a) 金融風險因素(續)

(v) 流動資金風險(續)

集團

	一年以下 人民幣千元	一至兩年內 人民幣千元	兩至五年內 人民幣千元	五年以上 人民幣千元
二零一三年十二月三十一日				
借款	24,646,045	7,298,641	11,503,829	12,336,447
金融衍生工具	3,386	–	118,197	5,997
融資租賃負債	3,446,098	3,374,964	9,751,595	8,956,378
應付賬款及其他應付款	15,758,010	–	–	–
總額	43,853,539	10,673,605	21,373,621	21,298,822

集團

	一年以下 人民幣千元	一至兩年內 人民幣千元	兩至五年內 人民幣千元	五年以上 人民幣千元
二零一二年十二月三十一日				
借款	23,690,528	7,780,344	8,846,834	8,736,557
金融衍生工具	504	–	122,751	216,895
融資租賃負債	3,004,452	3,059,744	8,685,669	9,027,940
應付賬款及其他應付款	19,331,550	–	–	–
總額	46,027,034	10,840,088	17,655,254	17,981,392

3. 金融風險管理(續)

(a) 金融風險因素(續)

(v) 流動資金風險(續)

公司

	一年以下 人民幣千元	一至兩年內 人民幣千元	兩至五年內 人民幣千元	五年以上 人民幣千元
二零一三年十二月三十一日				
借款	20,898,927	6,154,230	6,181,369	10,046,532
金融衍生工具	3,386	–	118,197	5,997
融資租賃負債	2,342,089	2,281,941	5,913,950	7,156,863
應付賬款及其他應付款	19,029,808	–	–	–
總額	42,274,210	8,436,171	12,213,516	17,209,392

公司

	一年以下 人民幣千元	一至兩年內 人民幣千元	兩至五年內 人民幣千元	五年以上 人民幣千元
二零一二年十二月三十一日				
借款	21,049,778	4,274,259	6,251,534	6,315,543
金融衍生工具	504	–	122,751	216,895
融資租賃負債	2,306,694	2,348,170	6,776,545	7,707,677
應付賬款及其他應付款	18,645,613	–	–	–
總額	42,002,589	6,622,429	13,150,830	14,240,115

(b) 資本風險管理

本集團的資本管理政策，是保障集團能繼續營運，以為股東提供回報和為其他權益持有者提供利益，同時維持最佳的資本結構以減低資本成本。

為了維持或調整資本結構，本集團可能會調整支付予股東的股息數額，發行新股或出售資產以減低債務。

3. 金融風險管理（續）

(b) 資本風險管理（續）

本集團利用資產負債率監察其資本，此比率按照總負債除以總資產計算。於二零一三年及二零一二年十二月三十一日，資產負債率如下：

	二零一三年 人民幣千元	二零一二年 人民幣千元 已重述
總負債	111,485,790	102,153,488
總資產	140,068,048	123,888,660
資產負債率	0.80	0.82

(c) 金融資產和金融負債的公允價值評估

(i) 不以公允價值計量的金融工具

以下是本集團與本公司除帳面價值與公允價值相差很小的短期金融工具之外的各類別金融工具的帳面價值與公允價值：

	二零一三年		二零一二年	
	賬面價值	公允價值	賬面價值	公允價值
金融資產				
經營性租賃飛機相關的押金	669,560	659,000	807,543	722,000
金融負債				
長期借款	29,189,641	29,203,602	30,355,874	30,471,554
應付融資租賃款	23,135,148	23,835,517	21,857,978	22,543,817
	52,324,789	53,039,119	52,213,852	53,015,371

管理層已經評估了現金及現金等價物、限制性銀行存款及短期銀行存款、應收賬款、應付帳款及應付票據、短期融資券以及短期有擔保債券等，因期限較短，公允價值與帳面價值相若。

經營性租賃飛機相關的押金，長期銀行借款以及融資租賃負債以市場可觀察到的重要輸入值來計量，並以未來現金流量按照市場上具有可比信用等級並在相同條件下提供幾乎相同現金流量的利率進行折現後的現值確定其公允價值。

(ii) 以公允價值計量的金融工具

本集團與多個交易對手（主要是有著較高信用評級的金融機構）訂立了衍生金融工具合約。衍生金融工具，包括遠期外匯合同和利率互換，採用類似於遠期定價和互換模型以及現值方法的估值技術進行計量。模型涵蓋了多個市場可觀察到的輸入值，包括即期及遠期匯率和利率曲線。於二零一三年十二月三十一日，衍生金融資產的公允價值，是抵銷了歸屬於衍生交易對手違約風險的信用估值調整之後的淨值。交易對手信用風險的變化，對於套期關係中指定衍生工具的套期有效性的評價和其他以公允價值計量的金融工具，均無重大影響。

3. 金融風險管理(續)

(c) 金融資產和金融負債的公允價值評估(續)

下表分析了通過公允價值計量架構披露集團和公司的金融工具的公允價值。

集團

於二零一三年十二月三十一日	公允價值計量使用的輸入值			
	活躍市場報價 (第一層) 人民幣千元	重要可觀察 輸入值 (第二層) 人民幣千元	重要不可觀察 輸入值 (第三層) 人民幣千元	總計 人民幣千元
資產				
金融衍生工具				
－外匯遠期合約(附註40(b))	–	12,807	–	12,807
－利率互換合約(附註40(a))	–	54,902	–	54,902
可供出售金融資產	177,036	–	–	177,036
總額	177,036	67,709	–	244,745
負債				
金融衍生工具				
－利率互換合約(附註40(a))	–	124,194	–	124,194
－外匯遠期合約(附註40(b))	–	3,386	–	3,386
總額	–	127,580	–	127,580

集團

於二零一二年十二月三十一日	公允價值計量使用的輸入值			
	活躍市場報價 (第一層) 人民幣千元	重要可觀察 輸入值 (第二層) 人民幣千元	重要不可觀察 輸入值 (第三層) 人民幣千元	總計 人民幣千元
資產				
金融衍生工具				
－外匯遠期合約(附註40(b))	–	18,074	–	18,074
可供出售金融資產	1,955	–	232,735	234,690
總額	1,955	18,074	232,735	252,764
負債				
金融衍生工具				
－利率互換合約(附註40(a))	–	295,005	–	295,005
－外匯遠期合約(附註40(b))	–	45,146	–	45,146
總額	–	340,151	–	340,151

3. 金融風險管理(續)

(c) 金融資產和金融負債的公允價值評估(續)

公司

於二零一三年十二月三十一日	公允價值計量使用的輸入值			
	活躍市場報價(第一層)人民幣千元	重要可觀察輸入值(第二層)人民幣千元	重要不可觀察輸入值(第三層)人民幣千元	總計人民幣千元
資產				
金融衍生工具				
－外匯遠期合約(附註40(b))	–	12,807	–	12,807
－利率互換合約(附註40(a))	–	54,902	–	54,902
可供出售金融資產	12,900	–	–	12,900
總額	12,900	67,709	–	80,609
負債				
金融衍生工具				
－利率互換合約(附註40(a))	–	124,194	–	124,194
－外匯遠期合約(附註40(b))	–	3,386	–	3,386
總額	–	127,580	–	127,580

3. 金融風險管理(續)

(c) 金融資產和金融負債的公允價值評估(續)

公司

於二零一二年十二月三十一日	公允價值計量使用的輸入值			
	活躍市場報價(第一層)人民幣千元	重要可觀察輸入值(第二層)人民幣千元	重要不可觀察輸入值(第三層)人民幣千元	總計人民幣千元
資產				
金融衍生工具				
一外匯遠期合約(附註40(b))	–	18,074	–	18,074
一可供出售金融資產	–	–	216,256	216,256
總額	–	18,074	216,256	234,330
負債				
金融衍生工具				
一利率互換合約(附註40(a))	–	295,005	–	295,005
一外匯遠期合約(附註40(b))	–	45,146	–	45,146
總額	–	340,151	–	340,151

存在活躍市場買賣的金融工具的公允價值根據結算日的市場報價列賬。

本集團對套期工具及其他衍生工具的公允價值主要採用適用的模型以及市場上可用的資訊參數計算，並參考市場報價、交易商報價而確定。

可供出售金融資產為A股及H股股票投資。

4. 重要會計估計及判斷

編製財務報表時所採用的估計和判斷根據過往經驗和其他因素持續進行評估，包括在有關情況下相信對未來事件的合理預測。本集團對未來作出估計和假設。會計估計如其定義，很少會與其實際結果相同。很大機會導致下個財政年度的資產和負債的賬面值作出重大調整的估計和假設討論如下：

(a) 收入的確認

本集團根據附註2(e)所述的會計政策確認收入。未被使用的客票於管理層認為承運責任已消除時確認為收入。管理層定期對預售票款進行評估，由評估產生的任何可能重大的調整，均反映在評估完成當期的利潤表中。

此等調整是由於對收入交易的估算、未被使用的客票確認為收入的時間及相關銷售價格的估計不同而產生不同的判斷結果，這受各種因素的影響，包括複雜的價格結構及承運人之間的互運協議，均會影響收入的確認時間。

本集團管理層定期對預售票款進行評估，尚未承運的票款於本集團管理層認為承運責任已消除時確認為收入。管理層在本年度評估中發現，對於兩年以上尚未承運的國際客運票證結算款，本集團需要提供運輸服務或退款的可能性很低。因此，本集團決定於本年度將尚未承運的國際客運票證結算款確認為收入的年限由三年變更為兩年。該會計估計變更自2013年4月1日起採用未來適用法實行。

截至二零一三年十二月三十一日，上述會計估計變更對集團和公司的財務報表影響分別為人民幣64.73百萬元和63.30百萬元。

(b) 常旅客計劃

本公司的常旅客計劃根據會員累計的里程給予對應的獎勵積分。獎勵積分被兌換或者失效之前，與獎勵積分相關的承運票款收入部分會被遞延。遞延收入乃根據歷史積分的兌換情況估計未來積分的兌換率及未兌換里程的公允價值而釐定，不同的判斷或估計對預計的常旅客計劃撥備及當期損益有重大影響。

(c) 經營性租賃飛機的退租檢修準備

經營性租賃飛機的退租檢修準備是按退租時所需進行的指定檢修的估計費用計提。該等估計費用需要對預計的飛行小時、飛行循環、大修時間間隔進行估計。這些估計在相當大程度上是根據過去相同或類似飛機型號的退租經驗、實際發生的大修費用，以及飛機使用狀況的歷史數據進行的。不同的判斷或估計對預計的退租檢修準備有重大影響。

(d) 退休福利

本集團實施的設定受益計劃包括為退休僱員提供交通津貼、社交活動津貼以及其他福利。如附註2(y)所示，提供的上述設定受益計劃下的福利費用根據各種精算假設按單位貸記法計算，並在僱員的服務期內確認。這些假設包括，但不限於折現率、人均福利的年增長率及僱員流失率等。折現率是在管理層對當地高品質政府債券審閱的基礎上確定的，人均福利的年增長率取決於當地經濟狀況，僱員流失率是根據本集團歷史趨勢確定的。關於僱員設定受益計劃的其他情況見附註38。

4. 重要會計估計及判斷(續)

(e) 遞延税項

根據財務報表附註2(j)所述的會計政策，在考慮確認遞延所得税資產的金額時，本集團會考慮預計未來應課税溢利及可行的持續税項計劃策略。在有證據顯示本集團的預計未來應課税溢利及適用的税項計劃策略的利益有變時，或在現行税法的改變對本集團的税務虧損結餘沖銷未來應課税溢利的可用性有變時，本集團會調整已確認的遞延所得税淨資產及所得税費用。

(f) 飛機設備零件的跌價準備

飛機設備零件的跌價準備是根據賬面值和可實現淨值的差異計提。可實現淨值是根據當前市場情況、歷史經驗和本公司對飛機和相關設備零件的未來運營計劃估計而確定，且可能由於市場情況和飛機及相關設備零件的未來計劃的變動而大幅調整。

(g) 物業、機器及設備的折舊

對與自購及融資租賃飛機及發動機大修相關的替換件，本集團根據預計的大修費用以及大修之間的時間間隔，飛行小時或飛行循環計提折舊，該等估計是根據以往相同或相似型號的飛機及發動機的飛行及大修歷史經驗進行的。不同的估計可能會影響其折舊金額進而影響當期損益。

除機身和發動機相關的大修費用外，其他物業、機器及設備在考慮其估計殘值後按預計使用年限以直線法計提折舊。可使用年限是本集團根據以往同類資產的經驗並結合預期的技術改變確定。本集團定期審閱資產的預計可使用年限，以確定在任何報告期間折舊費用的準確記錄。如果估計發生重大變化，集團會對未來期間的折舊費用進行調整。

(h) 預計物業、機器及設備和無形資產減值

根據財務報表附註2(m)以及附註2(k)所述的會計政策，本集團須測試物業、機器及設備及無形資產是否出現減值。現金產生單元的可收回金額按照公允價值扣除銷售成本以及使用價值計算而釐定。該使用價值是根據經管理層批准的財務預算及相關假設，例如客運公里收入水準、載運率、飛機利用率及貼現率等，計算所得。

5. 收入

本集團主要經營民航業務，包括客運、貨運、郵運、旅遊業務及其他延伸運輸服務。

	集團	
	二零一三年 人民幣千元	二零一二年 人民幣千元
運輸收入	80,530,981	79,444,443
一客運	72,927,656	71,418,995
一貨運及郵運	7,603,325	8,025,448
旅遊服務收入	3,168,948	2,111,051
地勤服務收入	2,252,923	1,959,107
貨物處理收入	262,893	160,328
佣金收入	92,507	96,418
其他	1,936,748	1,481,970
	88,245,000	85,253,317

註釋：

在二零一二年一月一日前，本集團絕大部分的收入需按3%或5%計繳營業税。根據中華人民共和國財政部、國家税務總局發出的《財政部，國家税務總局關於國際運輸勞務免徵營業税的通知》(財税[2010]8號)的規定，自二零一零年一月一日起，本集團提供的國際運輸勞務免徵營業税。

根據中華人民共和國財政部、國家税務總局發出的《關於在上海市開展交通運輸業和部分現代服務業營業税改徵增值税試點的通知》(財税[2011]111號)，自二零一二年一月一日起，本公司及上海地區的子公司所提供之運輸服務收入和於上海提供的其他服務收入(包括地面服務收入，貨物處理收入，佣金收入及部分其他收入)將改按11%或6%計繳增值税。

根據中華人民共和國財政部，國家税務總局《關於在北京等8省市開展交通運輸業和部份現代服務業營業税改徵增值税試點的通知》(財税[2012]71號)，本集團於北京和其他試點8省市的子公司提供的運輸服務收入及本集團於北京和其他試點的8省市提供的其他服務收入(包括地面服務收入、貨物處理收入、佣金收入及部分其他收入)將按11%或6%計繳增值税。營業額改徵增值税於二零一二年九月一日至二零一二年十二月一日期間內根據上述通知的規定分別於北京和其他試點8省市生效。

根據中華人民共和國財政部、國家税務總局發出的《關於在全國開展交通運輸業和部分現代服務業營業税改征增值税試點税收政策的通知》(財税[2013]37號)，自二零一三年八月一日起，本集團於全國範圍內所提供之運輸服務收入和其他服務收入(包括地面服務收入，貨物處理收入，佣金收入及部分其他收入)將改按11%或6%計繳增值税。

6. 其他營業收入

	集團	
	二零一三年 人民幣千元	二零一二年 人民幣千元
其他營業收入		
一政府補貼(註釋)	2,369,773	1,719,626
一物業、機器及設備處置收益	355,588	113,128
	2,725,361	1,832,754

註釋：

政府補貼主要為：(i)各地方政府給於本集團的税收返還，共計人民幣2.38億元(二零一二年：人民幣3.53億元)；(ii)各地方政府及其他機構為鼓勵經營當地航線而給予的補貼。

截至二零一二年和二零一三年十二月三十一日止年度，本集團並沒有與已確認的政府補貼相關的未滿足的條件及其他或有事項。

7. 分部資料

(a) 主要營運決策機構(總經理辦公室會議)透過審閱本集團的內部報告以分析其業績表現及分配資源。

本集團存在一個業務分部，即「航空業務分部」，包括客運、貨運、郵運、地面服務及貨物處理收入。

對於其他服務，包括旅遊服務、航空餐食以及其他各項業務，由於未包括在向主要營運決策者匯報的航空業務分部報告中，因此未將該等業務納入航空業務報告分部。該等業務的業績併入「其他業務分部」。

分部之間的交易按與無關聯協力廠商交易相若的商業條款及條件進行。

根據國際財務報告準則第8號，分部資料披露的準備方式應與本集團的主要經營決策者使用的資料一致。本集團的主要經營決策者以按中國企業會計準則所編製的財務業績來監控各報告分部的業績、資產及負債，其在某些方面與國際財務報告準則有所不同。每項因本集團的不同會計政策所編製的報告分部收入及税前利潤的重大調節項目已列示於附註7(c)。

7. 分部資料（續）

(a) 主要營運決策機構（總經理辦公室會議）透過審閱本集團的內部報告以分析其業績表現及分配資源。（續）

截至二零一三年十二月三十一日止年度的分部業績如下列示：

	航空業務分部 人民幣千元	其他業務分部 人民幣千元	分部間抵銷 人民幣千元	未分配項目* 人民幣千元	合計 人民幣千元
對外客戶的報告分部收入	84,247,756	3,761,480	–	–	88,009,236
分部間收入	–	258,310	(258,310)	–	–
報告分部收入	84,247,756	4,019,790	(258,310)	–	88,009,236
報告分部稅前利潤	2,043,647	108,866	–	68,053	2,220,566
其他分部資料					
折舊和攤銷費用	8,290,653	244,025	–	–	8,534,678
資產減值損失／（轉回）	185,963	(2,097)	–	–	183,866
利息收入	99,474	48,637	–	–	148,111
財務支出	1,368,043	180,579	–	–	1,548,622
資本性支出	24,755,607	309,886	–	–	25,065,493

截至二零一二年十二月三十一日止年度的分部業績如下列示：

	航空業務分部 人民幣千元	其他業務分部 人民幣千元	分部間抵銷 人民幣千元	未分配項目* 人民幣千元	合計 人民幣千元
對外客戶的報告分部收入	83,127,233	3,282,024	–	–	86,409,257
分部間收入	–	261,631	(261,631)	–	–
報告分部收入	83,127,233	3,543,655	(261,631)	–	86,409,257
報告分部稅前利潤	2,898,943	105,555	–	234,058	3,238,556
其他分部資料					
折舊和攤銷費用	7,892,045	114,789	–	–	8,006,834
資產減值（轉回）／損失	(20,881)	954	–	–	(19,927)
利息收入	123,867	76,898	–	–	200,765
財務支出	1,562,878	134,596	–	–	1, 697,474
資本性支出	18,490,801	116,638	–	–	18,607,439

7. 分部資料(續)

(a) 主要營運決策機構(總經理辦公室會議)透過審閱本集團的內部報告以分析其業績表現及分配資源。(續)

於二零一三年十二月三十一日和二零一二年十二月三十一日的分部資產和負債列示如下:

	航空業務分部 人民幣千元	其他業務分部 人民幣千元	分部間抵銷 人民幣千元	未分配項目* 人民幣千元	合計 人民幣千元
於二零一三年十二月三十一日					
報告分部資產	133,310,613	7,239,423	(4,681,692)	1,908,169	137,776,513
報告分部負債	109,792,915	6,374,567	(4,681,692)	–	111,485,790
於二零一二年十二月三十一日					
報告分部資產	117,060,855	4,815,342	(1,691,890)	1,486,321	121,670,628
報告分部負債	100,281,349	3,636,937	(1,691,890)	–	102,226,396

* 未分配資產主要包括投資於聯營公司、合營公司及可供出售金融資產。未分配業績主要包括攤佔聯營公司、合營公司業績及來自可供出售金融資產的收益。

(b) 本集團之業務分佈於三個主要的地理區域經營,儘管其管理是全球性的。

本集團分地區分佈之收入分析如下:

1) 於中國境內(不包括中國香港特別行政區(「香港」)、中國澳門特別行政區(「澳門」)及台灣地區(「台灣」),以下統稱「港澳臺地區」)提供服務所賺取的運輸收入屬於國內業務收入。運營國際航線(不包括地區航線)所賺取的運輸收入屬於國際業務收入。

2) 提供售票服務收入,地面服務收入、貨物處理收入及其他不同服務所賺取的收入按提供該服務所在地劃歸為該地區的業務收入。

	集團 二零一三年 人民幣千元	 二零一二年 人民幣千元
境內(中國,不包括港澳台地區)	59,563,056	57,296,742
港澳台地區	3,910,530	3,704,064
國際	24,771,414	24,252,511
合計	88,245,000	85,253,317

本集團主要收入來源於飛機資產,此等飛機均註冊於中國。由於本集團之飛機可在不同航線中自由使用,沒有將此等資產及相關負債按地區合理分配的基礎,因此並未按照地區來披露非流動資產及資本性支出。除了飛機,大部分非流動資產(不包括金融工具)註冊於中國。

7. 分部資料(續)

(c) 報告分部收入、分部利潤、分部資產及分部負債與合併財務報表列示之合併數據之差異調節：

	附註	集團 二零一三年 人民幣千元	集團 二零一二年 人民幣千元 已重述
收入			
報告分部收入總額		88,009,236	86,409,257
－營業税及逾期預售票款結轉收入的重分類	(i)	235,764	(315,933)
－同一控制下企業合併調整		–	(840,007)
合併收入		88,245,000	85,253,317

	附註	集團 二零一三年 人民幣千元	集團 二零一二年 人民幣千元 已重述
稅前利潤			
報告分部稅前利潤		2,220,566	3,238,556
－由於可使用年限不同導致飛機及發動機折舊的差異	(ii)	(3,466)	(21,958)
－同一控制下企業合併調整		–	(618)
－其他		–	(79,392)
合併稅前利潤		2,217,100	3,136,588

	附註	集團 二零一三年 人民幣千元	集團 二零一二年 人民幣千元 已重述
資產			
報告分部資產總額		137,776,513	121,670,628
－由於可使用年限不同導致飛機及發動機折舊的差異	(ii)	49,434	52,901
－吸收合併上航股份產生的無形資產(商譽)差異	(iii)	2,242,100	2,242,100
－同一控制下企業合併調整		–	(76,969)
－其他		1	–
合併資產		140,068,048	123,888,660

7. 分部資料(續)

(c) 報告分部收入、分部利潤、分部資產及分部負債與合併財務報表列示之合併數據之差異調節:(續)

	集團	
	二零一三年 人民幣千元	二零一二年 人民幣千元 已重述
負債		
報告分部負債總額	111,485,790	102,226,396
—同一控制下企業合併調整	–	(72,908)
合併負債	111,485,790	102,153,488

註釋:

(i) 該差異為營業稅金及逾期預售票款在中國企業會計準則與國際財務報告準則下的分類差異。

(ii) 該差異為飛機、發動機及高周件於以往年度在中國企業會計準則下與國際財務報告準則下的折舊年限以及殘值不同而產生的差異。儘管近年來,該等資產的折舊政策在中國企業會計準則與國際企業會計準則下已統一,但由於上述更改為會計估計變更並採用未來適用法處理,因此該等資產的賬面價值以及相關的折舊在中國企業會計準則與國際財務報告準則下仍存在差異。

(iii) 收購上航股份的合併成本及可辨認資產與負債的公允價值於中國企業會計準則與國際會計準則下的金額不同,因此所確認的無形資產/商譽的金額不同。

8. 衍生工具公允價值變動收益

	集團	
	二零一三年 人民幣千元	二零一二年 人民幣千元
衍生工具公允價值變動收益		
—利率互換和外匯遠期合約(附註40(a))	16,262	15,755
—其他	2,076	9,076
	18,338	24,831

9. 工資、薪金及福利

	集團	
	二零一三年 人民幣千元	二零一二年 人民幣千元 已重述
工資、薪金、花紅及補貼	10,488,942	9,375,882
僱員福利	362,689	428,791
養老金和醫療保險(附註38(a) & (b))	1,483,000	1,262,017
僱員退休後福利費用(附註38(c))	182,789	457,591
員工住房基金(附註39(a))	718,484	607,336
員工住房補貼(附註39(b))	217,880	171,241
	13,453,784	12,302,858

(a) 董事及監事的酬金

支付給公司董事及監事的酬金包括下列各項:

	二零一三年		
	薪金及補貼 人民幣千元	花紅 人民幣千元	總額 人民幣千元
執行董事			
劉紹勇*	–	–	–
馬須倫	713	–	713
徐昭*	–	–	–
顧佳丹*	–	–	–
李養民	639	–	639
唐兵	604	–	604
羅祝平**	391	–	391
獨立非執行董事			
劉克涯	120	–	120
吳曉根	–	–	–
季衛東	120	–	120
邵瑞慶	120	–	120
李若山***	60	–	60
馬蔚華***	30	–	30
監事			
於法鳴*	–	–	–
席晟*	–	–	–
劉家順	–	–	–
馮金雄	422	–	422
燕泰勝	384	–	384
巴勝基**&***	325	–	325
合計	3,928	–	3,928

9. 工資、薪金及福利(續)

(a) 董事及監事的酬金(續)

支付給公司董事及監事的酬金包括下列各項:(續)

	二零一二年		
	薪金及補貼 人民幣千元	花紅 人民幣千元	總額 人民幣千元
執行董事			
劉紹勇*	–	–	–
馬須倫	697	–	697
徐昭*	–	–	–
顧佳丹*	–	–	–
李養民	625	–	625
唐兵	592	–	592
羅祝平	402	–	402
獨立非執行董事			
劉克涯	97	–	97
吳曉根	–	–	–
季衛東	120	–	120
邵瑞慶	120	–	120
監事			
於法鳴*	–	–	–
席晟*	–	–	–
劉家順	–	–	–
馮金雄	396	–	396
燕泰滕	344	–	344
合計	3,393	–	3,393

* 本公司部份董事、監事及其他行政人員向本公司及其附屬公司提供服務,並從母公司中國東航集團支取其酬金。由於公司董事認為難以將董事的服務分配到本集團及中國東航集團,因此此分類沒有在此表中反映。

** 本公司部分董事、監事及其他行政人員於二零一三年度退休或辭職。

*** 本公司部分董事、監事及其他行政人員於二零一三年度新聘任。

於截至二零一三年十二月三十一日止年度,無董事及監事放棄其酬金(二零一二年:無)。

9. 工資、薪金及福利(續)

(b) 五位最高薪人員的酬金

於二零一三年度,本公司五位最高薪人員中無任何一位為董事及監事(二零一二年:無)。五位最高薪人員的酬金詳情如下:

	集團	
	二零一三年 人民幣千元	二零一二年 人民幣千元
工資、薪金、花紅及補貼	7,393	6,407

酬金級別如下:

	人數	
	二零一三年	二零一二年
0至2,000,000港元	4	5
2,000,001港元至2,500,000港元	1	–
	5	5

於截至二零一三年十二月三十一日止年度,本集團沒有就招聘或辭退人員而補償給予董事、監事或五位最高薪人員任何酬金(二零一二年:無)。

10. 資產減值損失/(轉回)

	集團	
	二零一三年 人民幣千元	二零一二年 人民幣千元
沖回飛行設備零件減值準備金	(20,386)	(103,337)
持有待售資產減值(註釋(a))	50,039	–
物業、機器及設備減值	14,801	89,870
其他長期資產減值(註釋(b))	113,787	–
可供出售金融資產減值	27,616	–
	185,857	(13,467)

註釋:

(a) 於二零一二年,本集團管理層與一協力廠商簽訂處置協議。於二零一三年十二月三十一日,在未來12個月內出售該等飛機及發動機已被確認為持有待售資產。本集團根據處置協議中的出售價格扣除處置費用後的淨額,對該等飛機及發動機計提減值準備人民幣0.5億元(附註44)。

(b) 截至二零一三年十二月三十一日,根據相關的現金產出單元未來的計畫現金流,對附屬公司的其他長期資產計提約為人民幣1.14億元的減值準備。

11. 經營利潤

經營利潤以扣除／(包括)下列項目列示：

	集團	
	二零一三年 人民幣千元	二零一二年 人民幣千元
無形資產攤銷	56,518	38,404
物業、機器及設備折舊		
－自置	5,914,571	5,073,307
－租賃(融資租賃)	2,203,189	2,397,541
預付租賃款攤銷	51,920	47,658
飛機設備零件消耗	755,120	747,268
應收賬款及其他應收款減值(轉回)	(1,991)	(6,872)
核數師酬金	14,500	12,880

12. 財務收入

	集團	
	二零一三年 人民幣千元	二零一二年 人民幣千元
匯兑淨收益(註釋)	1,976,329	147,836
利息收入	148,111	200,765
	2,124,440	348,601

註釋：

匯兑收益主要來源於本集團以外幣計量的融資租賃負債及借款的匯兑轉換。

13. 財務支出

	集團	
	二零一三年 人民幣千元	二零一二年 人民幣千元
銀行借款利息	1,189,803	1,359,644
融資租賃負債利息	335,406	411,547
債券及融資券利息	339,480	149,425
應付票據利息	74,601	73,855
	1,939,290	1,994,471
減：資本化為飛機預付款的金額(註釋)	(384,865)	(296,997)
資本化為在建工程的金額(註釋)	(5,803)	–
	1,548,622	1,697,474

註釋：

截至二零一三年十二月三十一日止年度，資本化利息採用的平均年利率為2.75%(二零一二年：3.73%)。

14. 税項

計入合併利潤表的税項如下：

	集團	
	二零一三年 人民幣千元	二零一二年 人民幣千元
中國所得税準備	347,561	214,944
遞延税項(註釋37)	(223,280)	(7,537)
	124,281	207,407

根據《中華人民共和國財政部，國家税務總局和海關總署關於深入實施西部大開發戰略有關税收政策問題的通知》(財税[2011]58號)以及其他税收法規，位於西部地區並從事《西部地區鼓勵類產業目錄》中規定的產業項目的企業可以經税務機關批准後從二零一一年到二零二零年享受15%的所得税優惠税率。本集團的東航雲南子公司於二零一二年得到税務機關的批准，從二零一一年一月一日起享受15%的優惠税率。

本公司及其附屬公司(除去在香港註冊的附屬公司，按照香港公司税率16.5%(2012年：16.5%)納税)，按照中華人民共和國25%的公司税率納税(2012年：25%)。

本集團就合併利潤表的税項，與本公司適用的税率而應產生之理論税額的差額如下：

	集團	
	二零一三年 人民幣千元	二零一二年 人民幣千元 已重述
除税前利潤	2,217,100	3,136,588
調整：		
攤佔聯營公司及合營公司的業績	(64,923)	(133,169)
	2,152,177	3,003,419
按25%税率計算的所得税費用(2012年：25%)	538,044	750,855
附屬公司15%或16.5%所得税税率的影響(2012年：15%或16.5%)	(41,660)	(48,669)
無需繳税收入不可抵税之費用	19,179	12,989
使用以前年度未確認遞延税資產的税務虧損	(327,427)	(654,996)
本年度未予確認遞延税資產的税務虧損	175,114	210,777
本年度實現的可抵扣暫時性差異	(238,969)	(63,549)
税項費用	124,281	207,407
有效税率	5.61%	6.61%

本集團經營國際航線，飛往某些海外目的地。由於中國與相關的司法權區(包括香港)達成了豁免雙重徵税的共識，本集團於截至二零一三年與二零一二年十二月三十一日止年度並無重大海外税款。

15. 股息

本公司董事會建議截至二零一三年十二月三十一日止年度不派發任何股息(二零一二年：無)。

16. 本公司權益持有者應佔利潤

應歸屬於本公司權益持有者的利潤計人民幣6.74億元(二零一二年：人民幣27.67億元(已重述))已經包含於公司的財務報表中。

17. 每股收益

每股基本收益乃按本公司權益持有者應佔利潤人民幣23.73億元(二零一二年：人民幣30.72億元(已重述))和本年內已發行的加權平均股數12,091,881,000股(二零一二年：11,276,538,860股)計算。本公司並無潛在可攤薄普通股的購股權或其他金融工具。

18. 無形資產

	集團		
	商譽 (註釋) 人民幣千元	電腦軟件 人民幣千元	總計 人民幣千元
成本			
於二零一二年一月一日	11,269,695	263,792	11,533,487
添置	–	133,913	133,913
於二零一二年十二月三十一日	11,269,695	397,705	11,667,400
於二零一三年一月一日	11,269,695	397,705	11,667,400
添置	–	98,069	98,069
處置	–	(619)	(619)
於二零一三年十二月三十一日	11,269,695	495,155	11,764,850
累計攤銷			
於二零一二年一月一日	–	179,897	179,897
本年攤銷	–	38,404	38,404
於二零一二年十二月三十一日	–	218,301	218,301
於二零一三年一月一日	–	218,301	218,301
本年攤銷	–	56,518	56,518
處置	–	(76)	(76)
於二零一三年十二月三十一日	–	274,743	274,743
賬面淨值			
於二零一二年十二月三十一日	11,269,695	179,404	11,449,099
於二零一三年十二月三十一日	11,269,695	220,412	11,490,107

18. 無形資產（續）

	公司		
	商譽（註釋）人民幣千元	電腦軟件 人民幣千元	總計 人民幣千元
成本			
於二零一二年一月一日	11,269,695	202,937	11,472,632
添置	–	122,762	122,762
於二零一二年十二月三十一日	11,269,695	325,699	11,595,394
於二零一三年一月一日	11,269,695	325,699	11,595,394
添置	–	87,553	87,553
於二零一三年十二月三十一日	11,269,695	413,252	11,682,947
累計攤銷			
於二零一二年一月一日	–	129,258	129,258
本年攤銷	–	34,330	34,330
於二零一二年十二月三十一日	–	163,588	163,588
於二零一三年一月一日	–	163,588	163,588
本年攤銷	–	50,087	50,087
於二零一三年十二月三十一日	–	213,675	213,675
賬面淨值			
於二零一二年十二月三十一日	11,269,695	162,111	11,431,806
於二零一三年十二月三十一日	11,269,695	199,577	11,469,272

註釋：

商譽是產生於收購上航股份。該商譽主要體現為增強公司的競爭力，通過資源整合實現協同作用以及促進上海國際航運中心的建設。就評估減值的目的，商譽被分配至航空運輸業務分部，即本集團主要營運及受益於此次收購的現金產出單元。

該現金產出單元的可收回金額主要基於本公司的公允價值並可參照本公司股票的市場價格減去處置費用計算。在財務報告日，根據本公司的公允價值，商譽不存在減值。

19. 物業、機器及設備

集團

	飛機、發動機及飛行設備					
	自置 人民幣千元	以融資租賃持有 人民幣千元	樓宇 人民幣千元	其他物業、機器及設備 人民幣千元	在建工程 人民幣千元	合計 人民幣千元
成本值						
二零一三年一月一日	67,504,762	42,918,469	6,819,057	6,068,832	2,005,647	125,316,767
從在建工程轉入	–	–	661,783	93,320	(755,103)	–
從飛機預付款轉入（附註21）	10,100,499	3,143,998	–	–	–	13,244,497
添置	2,443,661	2,341,123	7,862	472,167	1,277,592	6,542,405
轉至持有待售資產	(624,936)	–	–	–	–	(624,936)
轉至其他長期資產	–	–	–	–	(450,571)	(450,571)
處置	(2,752,665)	(735,723)	(3,041)	(199,088)	–	(3,690,517)
於二零一三年十二月三十一日	76,671,321	47,667,867	7,485,661	6,435,231	2,077,565	140,337,645
累計折舊						
二零一三年一月一日	26,184,035	10,335,309	1,523,289	3,834,611	–	41,877,244
本年度折舊	5,270,670	2,203,189	246,269	397,632	–	8,117,760
轉至持有待售資產	(231,143)	–	–	–	–	(231,143)
處置	(2,365,298)	(676,161)	(208)	(102,714)	–	(3,144,381)
於二零一三年十二月三十一日	28,858,264	11,862,337	1,769,350	4,129,529	–	46,619,480
減值準備						
二零一三年一月一日	790,846	107,770	–	550	21,596	920,762
本年度計提	6,975	–	–	7,826	–	14,801
於二零一三年十二月三十一日	797,821	107,770	–	8,376	21,596	935,563
帳面淨值						
於二零一三年十二月三十一日	47,015,236	35,697,760	5,716,311	2,297,326	2,055,969	92,782,602
於二零一三年一月一日	40,529,881	32,475,390	5,295,768	2,233,671	1,984,051	82,518,761

19. 物業、機器及設備(續)

公司

	飛機、發動機及飛行設備					
	自置 人民幣千元	以融資租賃持有 人民幣千元	樓宇 人民幣千元	其他物業、機器及設備 人民幣千元	在建工程 人民幣千元	合計 人民幣千元
成本值						
二零一三年一月一日	44,119,296	32,744,604	2,758,140	3,524,742	1,502,484	84,649,266
從在建工程轉入	–	–	645,223	52,091	(697,314)	–
從飛機預付款轉入(附註21)	6,286,879	1,840,001	–	–	–	8,126,880
添置	1,733,437	1,589,091	–	343,812	664,432	4,330,772
轉入附屬公司	(1,371,909)	(2,671,534)	–	–	(202,113)	(4,245,556)
轉至其他長期資產	–	–	–	–	(236,493)	(236,493)
處置	(1,428,715)	(562,877)	(2,122)	(108,512)	–	(2,102,226)
於二零一三年十二月三十一日	49,338,988	32,939,285	3,401,241	3,812,133	1,030,996	90,522,643
累計折舊						
二零一三年一月一日	16,853,470	7,448,145	846,491	2,603,198	–	27,751,304
本年度折舊	3,079,631	1,943,403	113,116	283,815	–	5,419,965
轉入附屬公司	(94,269)	(618,227)	–	–	–	(712,496)
處置	(1,100,921)	(525,955)	(51)	(102,438)	–	(1,729,365)
於二零一三年十二月三十一日	18,737,911	8,247,366	959,556	2,784,575	–	30,729,408
減值準備						
於二零一三年一月一日及十二月三十一日	769,819	107,770	–	–	5,200	882,789
帳面淨值						
於二零一三年十二月三十一日	29,831,258	24,584,149	2,441,685	1,027,558	1,025,796	58,910,446
於二零一三年一月一日	26,496,007	25,188,689	1,911,649	921,544	1,497,284	56,015,173

19. 物業、機器及設備（續）

集團

	飛機、發動機及飛行設備					
	自置 人民幣千元	以融資租賃持有 人民幣千元	樓宇 人民幣千元	其他物業、機器及設備 人民幣千元	在建工程 人民幣千元	合計 人民幣千元
成本值						
二零一二年一月一日	59,860,668	37,640,743	5,237,670	5,632,102	2,139,160	110,510,343
從在建工程轉入	–	–	1,584,745	69,657	(1,654,402)	–
從飛機預付款轉入（附註21）	4,716,802	1,982,177	–	–	–	6,698,979
售後融資租回	(1,583,999)	1,583,999	–	–	–	–
添置	5,443,597	2,862,007	3,721	562,357	1,576,395	10,448,077
其他減少	(25,656)	(664,141)	–	–	–	(689,797)
轉至其他長期資產	–	–	–	–	(55,506)	(55,506)
處置	(906,650)	(486,316)	(7,079)	(195,284)	–	(1,595,329)
於二零一二年十二月三十一日	67,504,762	42,918,469	6,819,057	6,068,832	2,005,647	125,316,767
累計折舊						
二零一二年一月一日	22,677,254	8,391,720	1,293,602	3,538,955	–	35,901,531
本年度折舊	4,394,601	2,397,541	234,749	443,957	–	7,470,848
售後融資租回	(32,363)	32,363	–	–	–	–
處置	(855,457)	(486,315)	(5,062)	(148,301)	–	(1,495,135)
於二零一二年十二月三十一日	26,184,035	10,335,309	1,523,289	3,834,611	–	41,877,244
減值準備						
二零一二年一月一日	721,101	107,770	–	550	21,596	851,017
本年度計提	89,870	–	–	–	–	89,870
處置	(20,125)	–	–	–	–	(20,125)
於二零一二年十二月三十一日	790,846	107,770	–	550	21,596	920,762
帳面淨值						
於二零一二年十二月三十一日	40,529,881	32,475,390	5,295,768	2,233,671	1,984,051	82,518,761
於二零一二年一月一日	36,462,313	29,141,253	3,944,068	2,092,597	2,117,564	73,757,795

19. 物業、機器及設備(續)

公司

	飛機、發動機及飛行設備					
	自置 人民幣千元	以融資租賃持有 人民幣千元	樓宇 人民幣千元	其他物業、機器及設備 人民幣千元	在建工程 人民幣千元	合計 人民幣千元
成本值						
二零一二年一月一日	39,657,570	29,237,581	2,706,474	3,295,543	994,541	75,891,709
從在建工程轉入	–	–	50,510	807	(51,317)	–
從飛機預付款轉入(附註21)	4,716,802	1,982,177	–	–	–	6,698,979
售後融資租回	(1,583,999)	1,583,999	–	–	–	–
添置	3,565,109	2,741,934	3,149	360,683	559,260	7,230,135
投資於附屬公司	(1,393,517)	–	–	(52,460)	–	(1,445,977)
轉入附屬公司	(309,240)	(1,929,542)	–	–	–	(2,238,782)
處置	(533,429)	(334,251)	(1,993)	(79,831)	–	(949,504)
其他減少	–	(537,294)	–	–	–	(537,294)
於二零一二年十二月三十一日	44,119,296	32,744,604	2,758,140	3,524,742	1,502,484	84,649,266
累計折舊						
二零一二年一月一日	15,139,068	6,446,397	751,256	2,474,624	–	24,811,345
本年度折舊	2,839,275	1,882,829	96,758	247,833	–	5,066,695
售後融資租回	(32,363)	32,363	–	–	–	–
投資於附屬公司	(566,468)	–	–	(42,120)	–	(608,588)
轉入附屬公司	(23,677)	(579,193)	–	–	–	(602,870)
處置	(502,365)	(334,251)	(1,523)	(77,139)	–	(915,278)
於二零一二年十二月三十一日	16,853,470	7,448,145	846,491	2,603,198	–	27,751,304
減值準備						
二零一二年一月一日	721,101	107,770	–	–	5,200	834,071
本年度計提	48,718	–	–	–	–	48,718
於二零一二年十二月三十一日	769,819	107,770	–	–	5,200	882,789
帳面淨值						
於二零一二年十二月三十一日	26,496,007	25,188,689	1,911,649	921,544	1,497,284	56,015,173
於二零一二年一月一日	23,797,401	22,683,414	1,955,218	820,919	989,341	50,246,293

於二零一三年十二月三十一日,本集團及本公司帳面淨值分別約為人民幣243.06億元及人民幣147.02億元(二零一二年:人民幣225.44億元及人民幣150.78億元)的若干飛機及樓宇已用作若干借款協定的抵押品(附註34)。

20. 預付租賃款

	集團		公司	
	二零一三年 人民幣千元	二零一二年 人民幣千元	二零一三年 人民幣千元	二零一二年 人民幣千元
成本				
一月一日結餘	2,154,508	1,796,276	964,546	659,611
添置	438,056	358,232	435,578	304,935
處置	(15,425)	–	(15,209)	–
十二月三十一日結餘	2,577,139	2,154,508	1,384,915	964,546
累計攤銷				
一月一日結餘	372,662	325,004	183,400	162,310
本年度攤銷	51,920	47,658	21,739	21,090
處置	(2,087)	–	(2,087)	–
十二月三十一日結餘	422,495	372,662	203,052	183,400
賬面淨值				
十二月三十一日結餘	2,154,644	1,781,846	1,181,863	781,146

預付租賃款乃指未攤銷的預付土地使用權租賃款項。

本集團所有的土地使用權均位於中國，而大部份土地使用權許可權年限為自頒發日起計五十年。於二零一三年十二月三十一日，大部份的土地使用權剩餘可使用年期為三十三至五十年(二零一二年：三十四至五十年)。

21. 飛機預付款

	集團		公司	
	二零一三年 人民幣千元	二零一二年 人民幣千元	二零一三年 人民幣千元	二零一二年 人民幣千元
一月一日結餘	11,894,891	10,968,344	10,733,899	10,195,340
本年支付	17,261,022	7,328,529	12,711,627	6,947,846
資本化利息(附註13)	384,865	296,997	365,001	289,692
轉至物業、機器及設備(附註19)	(13,244,497)	(6,698,979)	(8,126,880)	(6,698,979)
十二月三十一日結餘	16,296,281	11,894,891	15,683,647	10,733,899

於二零一三年十二月三十一日，本集團及本公司結餘中的累計資本化利息合計分別約為人民幣5.04億元(二零一二年：人民幣6.30億元)及人民幣4.90億元(二零一二年：人民幣6.23億元)。

22. 投資於附屬公司

	公司	
	二零一三年 人民幣千元	二零一二年 人民幣千元
投資的成本值	9,568,564	10,455,900

本集團的主要附屬公司均為在中國成立及營運的有限責任公司，其具體情況如下：

公司名稱	成立及運營地點及成立日期	註冊資本 二零一三年 人民幣千元	註冊資本 二零一二年 人民幣千元	應佔股份 二零一三年	應佔股份 二零一二年	主要業務
中國東方航空江蘇有限公司(東航江蘇)	中國 一九九三年五月三日	2,000,000	2,000,000	62.56%	62.56%	提供航空服務
中國東方航空武漢有限責任公司(東航武漢)(註釋(b))	中國 二零零二年八月十六日	1,750,000	1,750,000	60%	72%	提供航空服務
上海東方飛行培訓有限公司(飛培)	中國 一九九五年十二月十八日	608,443	608,443	100%	100%	提供飛行訓練服務
上海航空有限公司	中國 二零一零年三月十六日	500,000	500,000	100%	100%	提供航空服務
中國貨運航空有限公司(中貨航)	中國 一九九八年七月二十二日	3,000,000	3,000,000	51%	51%	提供貨物運輸服務
東方航空物流有限公司(東航物流)	中國 二零零四年八月二十三日	1,150,000	1,150,000	100%	100%	提供貨運物流服務
東方公務航空服務公司	中國 二零零八年九月二十七日	50,000	50,000	100%	100%	主要提供航空業務諮詢
中國東方航空雲南有限公司(東航雲南)(註釋(a))	中國 二零一一年八月二日	3,661,540	3,661,540	90.36%	90.36%	提供航空服務
東航海外(香港)有限公司	香港 二零一一年六月十日	港幣30,000	港幣30,000	100%	100%	進出口貿易，投資，租賃，諮詢服務

22. 投資於附屬公司(續)

公司名稱	成立及運營地點及成立日期	註冊資本		應佔股份		主要業務
		二零一三年 人民幣千元	二零一二年 人民幣千元	二零一三年	二零一二年	
中國聯合航空有限公司(中聯航)	中國 一九八四年九月二十一日	1,320,000	1,320,000	100%	100%	提供航空服務
東航大酒店有限公司	中國 一九九八年三月十八日	70,000	70,000	86%	86%	主要是為飛行人員提供酒店服務
上海航空國際旅遊(集團)有限公司(上航國旅)	中國 一九九二年八月二十九日	50,090	50,090	100%	100%	提供旅遊和航空票務代理及交通服務

註釋:

(a) 於二零一零年,本公司與雲南省國資委簽訂協定,訂約方同意共同成立東航雲南。東航雲南的註冊資本為人民幣36.62億元,本公司佔註冊資本的65%。截至二零一三年十二月三十一日,本公司以現金和淨資產人民幣23.80億元完成本公司應出資份額;雲南省國資委以現金出資人民幣2.54億元。

(b) 東航武漢的原股東和某些新投資者決定於二零一二年將東航武漢之註冊資本由人民幣6.00億元增加到人民幣17.50億元。於二零一二年和二零一三年,本公司以現金出資人民幣10.50億元,其中人民幣4.74億元確認為註冊資本,人民幣5.76億元確認為股本溢價。其他投資者出資人民幣7.00億元,其中人民幣6.76億元作為註冊資本,人民幣0.24億元作為股本溢價。完成上述注資後,本公司在東航武漢的股權比例稀釋到60%。

存在重大少數權益的附屬公司具體情況如下:

	二零一三年	二零一二年
少數股東持有的股東權益比例:		
東航江蘇	37.44%	37.44%
東航雲南	9.64%	9.64%
東航武漢	40.00%	38.00%
中貨航	49.00%	49.00%

	二零一三年 人民幣千元	二零一二年 人民幣千元
歸屬於少數股東的損益:		
東航江蘇	85,753	65,510
東航雲南	30,698	41,061
東航武漢	15,845	13,807
中貨航	(337,691)	(325,110)

22. 投資於附屬公司(續)

	二零一三年 人民幣千元	二零一二年 人民幣千元
向少數股東支付的股利：		
東航江蘇	18,720	–

	二零一三年 人民幣千元	二零一二年 人民幣千元
於資產負債表日累計的少數股東權益餘額：		
東航江蘇	831,975	765,013
東航雲南	348,261	317,563
東航武漢	701,856	286,011
中貨航	(235,936)	101,333

下表列示了上述子公司主要財務資訊。這些資訊為本集團內各企業之間相互抵消前的金額：

	東航江蘇 人民幣千元	東航雲南 人民幣千元	東航武漢 人民幣千元	中貨航 人民幣千元
2013年				
收入	6,111,089	8,901,282	3,139,639	5,581,572
費用總額	5,882,049	8,582,834	2,743,502	6,248,133
淨利潤╱(淨虧損)	229,040	318,448	396,137	(666,561)
綜合收益總額	301,725	318,448	448,682	(625,054)
流動資產	1,057,831	513,991	1,523,830	1,901,480
非流動資產	5,707,795	8,373,386	2,329,228	2,210,415
流動負債	2,123,768	2,099,789	925,762	3,331,860
非流動負債	2,232,246	3,174,920	946,439	1,184,380
經營活動產生的現金流量淨額	824,405	1,924,349	346,217	(804,118)
投資活動產生的現金流量淨額	(394,882)	(1,645,456)	(1,205,877)	595,193
籌資活動產生的現金流量淨額	(448,934)	(465,753)	871,119	120,509
匯率變動對現金及現金等價物的影響	(508)	(1,421)	–	(375)
現金和現金等價物的淨增加╱(淨減少)	(19,919)	(188,281)	11,459	(88,791)

22. 投資於附屬公司（續）

	東航江蘇 人民幣千元	東航雲南 人民幣千元	東航武漢 人民幣千元	中貨航 人民幣千元
2012年				
收入	6,294,295	8,708,863	3,371,438	5,994,652
費用總額	6,119,322	8,282,919	3,026,264	6,676,083
淨利潤	174,973	425,944	345,174	(681,431)
綜合收益總額	162,772	425,944	351,673	(709,017)
流動資產	1,149,345	1,172,427	452,044	2,193,254
非流動資產	5,171,636	7,635,406	1,791,146	2,465,094
流動負債	2,114,195	2,409,270	819,822	3,075,562
非流動負債	2,161,854	3,072,101	944,888	1,362,076
經營活動產生的現金流量淨額	500,234	(355,051)	(207,676)	88,970
投資活動產生的現金流量淨額	(96,948)	(791,529)	(46,089)	(795,678)
籌資活動產生的現金流量淨額	(450,416)	707,690	192,362	(120,271)
匯率變動對現金及現金等價物的影響	(5)	(32)	21	(182)
現金和現金等價物的淨減少	(47,135)	(438,922)	(61,382)	(827,161)

23. 投資於聯營公司

	集團		公司	
	二零一三年 人民幣千元	二零一二年 人民幣千元	二零一三年 人民幣千元	二零一二年 人民幣千元
非上市投資的成本值	852,896	620,329	611,585	578,836
攤佔業績／儲備	211,512	213,143	–	–
	1,064,408	833,472	611,585	578,836

投資於聯營公司的變動如下：

	集團		公司	
	二零一三年 人民幣千元	二零一二年 人民幣千元	二零一三年 人民幣千元	二零一二年 人民幣千元
一月一日結餘	833,472	837,589	578,836	578,836
對聯營公司新增投資額	236,725	–	36,000	–
攤佔聯營公司業績	38,335	103,209	–	–
攤佔聯營公司所持的可供出售投資的公允值變動	(2,931)	2,188	–	–
出售聯營公司	(3,372)	(2,439)	(3,251)	–
本年收到／宣告的股息	(37,821)	(107,075)	–	–
十二月三十一日結餘	1,064,408	833,472	611,585	578,836

23. 投資於聯營公司(續)

本集團的主要聯營公司均為中國成立及營運的有限責任公司，其具體情況如下：

公司名稱	成立及運營地點及成立日期	註冊資本		應佔股份		主要業務
		二零一三年	二零一二年	二零一三年	二零一二年	
		人民幣千元	人民幣千元			
東航集團財務有限責任公司(東航財務)	中國 一九九五年十二月六日	400,000	400,000	25%	25%	為中國東航集團下轄公司提供財務服務
東方航空食品投資有限公司	中國 二零零三年十一月十七日	350,000	350,000	45%	45%	提供航空餐食服務
上海普惠飛機發動機維修有限公司(上海普惠)(註釋)	中國 二零零八年三月二十八日	美元39,500	美元39,500	51%	51%	提供飛機，發動機和其他相關部件的維修
新上海國際大廈有限公司	中國 一九九二年十一月十七日	166,575	166,575	20%	20%	提供物業管理服務
東方航空進出口有限公司(東航進出口)	中國 一九九三年六月九日	80,000	80,000	45%	45%	從事飛機，飛行設備及飛行設備零件貿易
上海東方航空傳媒有限公司(東航傳媒)	中國 一九八六年三月四日	200,000	50,000	45%	45%	從事代理航空廣告業務
上海科林斯航空維修服務有限公司	中國 二零零二年九月二十七日	美元7,000	美元7,000	35%	35%	提供航線電子產品維修服務
捷星香港航空有限公司	香港 二零一二年九月四日	美元198,000	美元198,000	33%	50%	提供航空服務

註釋：

於二零零八年，本公司與美國聯合技術國際有限公司(「聯合技術國際」)投資成立了上海普惠飛機發動機維修有限公司(以下簡稱「上海普惠」)，上海普惠註冊資本為0.4億美元，本公司持有該公司51%的股權。根據公司章程，聯合技術國際對上海普惠的財務和日常經營活動具有控制權，因此本公司將上海普惠作為聯營公司核算。

23. 投資於聯營公司(續)

下表列示了對本集團單項不重要的聯營企業的合計財務資訊：

	二零一三年 人民幣千元	二零一二年 人民幣千元
本集團在聯營企業淨利潤中所佔份額	38,335	103,209
本集團在聯營企業其他綜合(損失)／收益中所佔份額	(2,931)	2,188
本集團在聯營企業綜合收益總額中所佔份額	35,404	105,397
本集團在聯營企業投資的帳面價值	1,064,408	833,472

24. 投資於合營公司

	集團		公司	
	二零一三年 人民幣千元	二零一二年 人民幣千元	二零一三年 人民幣千元	二零一二年 人民幣千元
非上市投資的成本值	293,740	323,238	323,238	323,238
攤佔業績／儲備	139,284	94,921	–	–
	433,024	418,159	323,238	323,238

投資於合營公司的變動如下：

	集團		公司	
	二零一三年 人民幣千元	二零一二年 人民幣千元	二零一三年 人民幣千元	二零一二年 人民幣千元
一月一日結餘	418,159	423,256	323,238	323,238
攤佔業績	26,588	29,960	–	–
處置合營公司	(437)	–	–	–
本年收到／宣告的股息	(11,286)	(35,057)	–	–
十二月三十一日結餘	433,024	418,159	323,238	323,238

24. 投資於合營公司(續)

本集團的主要合營公司均為中國成立及營運的有限責任公司，其具體情況如下：

公司名稱	成立及運營地點及成立日期	註冊資本		應佔股份		主要業務
		二零一三年	二零一二年	二零一三年	二零一二年	
上海科技宇航有限公司(科技宇航)(註釋)	中國 二零零四年九月二十八日	美元73,000	美元73,000	51%	51%	提供飛機修理及維修服務
上海東聯航空機輪剎車大修工程有限公司(機輪剎車)	中國 一九九五年十二月二十八日	美元2,100	美元2,100	40%	40%	提供零件維修服務
上海民航華東凱亞系統集成集成有限公司	中國 一九九九年五月二十一日	人民幣10,000	人民幣10,000	41%	41%	提供電腦系統開發和維修服務

註釋：

根據本公司與科技宇航另一合作投資方於二零零三年三月十日簽署的聯合投資協議，本公司同意與另一合作投資方共同享有科技宇航經營活動的控制權。任何與科技宇航活動有關的財務及經營決策都要求本公司與科技宇航另一合作投資方取得一致的同意。

下表列示了對本集團單項不重要的合營企業的合計財務資訊：

	二零一三年 人民幣千元	二零一二年 人民幣千元
本集團在合營企業淨利潤中所佔份額	26,588	29,960
本集團在合營企業綜合收益總額中所佔份額	26,588	29,960
本集團對合營企業投資的帳面價值	433,024	418,159

25. 其他長期資產

	集團		公司	
	二零一三年 人民幣千元	二零一二年 人民幣千元	二零一三年 人民幣千元	二零一二年 人民幣千元
經營性租賃飛機相關的押金	669,560	807,543	279,387	251,411
遞延飛行員養成費(註釋)	1,111,325	869,082	885,885	769,908
其他長期資產	588,265	281,631	392,750	55,717
	2,369,150	1,958,256	1,558,022	1,077,036

註釋：

遞延飛行員養成費指由本集團承擔的與飛行員養成相關的支出。該些支出之目的為保證飛行員為本集團服務一定期限，並自飛行員加入本集團之日起按5年的預期受益期以直線法攤銷。

26. 飛行設備零件

	集團		公司	
	二零一三年 人民幣千元	二零一二年 人民幣千元	二零一三年 人民幣千元	二零一二年 人民幣千元
飛行設備零件	2,962,339	2,765,291	2,556,027	2,402,863
減：零件跌價準備	(656,927)	(677,313)	(592,413)	(608,416)
	2,305,412	2,087,978	1,963,614	1,794,447

飛行設備零件跌價準備是基於賬面價值和可變現淨值的差額做出的。可變現淨值根據當前市場狀況，歷史經驗和本公司對飛機和相關零件的未來營運計劃估計得出。

	集團		公司	
	二零一三年 人民幣千元	二零一二年 人民幣千元	二零一三年 人民幣千元	二零一二年 人民幣千元
一月一日結餘	677,313	950,844	608,416	740,648
零件處置的跌價準備核銷	–	(170,194)	–	–
零件跌價準備(沖回)(註釋10)	(20,386)	(103,337)	(16,003)	(132,232)
十二月三十一日結餘	656,927	677,313	592,413	608,416

27. 應收賬款

給予顧客的信貸額及還款期按個別情況釐定，通常由半個月至兩個月不等。

應收賬款的賬齡分析如下：

	集團		公司	
	二零一三年 人民幣千元	二零一二年 人民幣千元	二零一三年 人民幣千元	二零一二年 人民幣千元
九十日內	2,771,445	2,851,736	2,815,842	3,527,071
九十一日至一百八十日	610,322	68,488	93,246	37,897
一百八十一日至三百六十五日	147,812	35,995	30,925	28,799
超過三百六十五日	192,786	208,770	53,419	87,537
	3,722,365	3,164,989	2,993,432	3,681,304
減：應收賬款減值(轉回)	(197,819)	(202,808)	(79,603)	(80,283)
應收賬款	3,524,546	2,962,181	2,913,829	3,601,021

應收賬款中與關聯方相關的餘額匯總列示於附註47(c)(i)。

應收賬款的賬面價值接近其公允價值。

未逾期亦無減值的應收賬款乃與多名近期無拖欠記錄的各種客戶有關。

於二零一三年十二月三十一日，應收賬款人民幣2.95億元(二零一二年：人民幣1.37億元)已經逾期但並無減值。此等款項涉及多個最近沒有拖欠還款記錄的獨立客戶。對該些獨立客戶，本集團持有金額為人民幣4.47億元(二零一二年：人民幣6.80億元)押金。此等應收賬款的賬齡分析如下：

	集團		公司	
	二零一三年 人民幣千元	二零一二年 人民幣千元	二零一三年 人民幣千元	二零一二年 人民幣千元
三個月以內	148,262	48,017	22,457	18,956
三至六個月	88,601	52,997	15,214	37,897
六至十二個月	57,744	35,995	42,979	28,799
	294,607	137,009	80,650	85,652

於二零一三年十二月三十一日，應收賬款人民幣1.54億元(二零一二年：人民幣1.67億元)已經減值，並已記提全額減值撥備。餘下減值的應收賬款涉及某些有財務困境的客戶，而預計只有部份應收賬款可被收回。管理層決定減值撥備的考慮因素於附註2(s)已述。

27. 應收賬款(續)

已計提減值撥備的應收賬款的賬齡如下：

	集團		公司	
	二零一三年 人民幣千元	二零一二年 人民幣千元	二零一三年 人民幣千元	二零一二年 人民幣千元
逾期6個月至1年	59,210	15,490	30,865	7,843
逾期1至2年	28,328	22,714	4,917	9,469
逾期2年以上	164,458	186,057	48,562	78,069
	251,996	224,261	84,344	95,381

應收賬款減值撥備的變動如下：

	集團		公司	
	二零一三年 人民幣千元	二零一二年 人民幣千元	二零一三年 人民幣千元	二零一二年 人民幣千元
一月一日結餘	203,220	233,055	80,283	106,329
年內列為未能收回的應收款核銷	(679)	(30,064)	(680)	(26,046)
本年(轉回)減值撥備	(4,722)	(183)	–	–
十二月三十一日結餘	197,819	202,808	79,603	80,283

對應收款撥備的計提和轉回的淨影響已包括在利潤表中「應收賬款及其他應收款減值(轉回)」內(附註11)。在準備賬戶中扣除的數額一般會在預期無法收回額外現金時核銷。

本集團應收賬款的賬面值按幣種列示如下：

	集團		公司	
	二零一三年 人民幣千元	二零一二年 人民幣千元	二零一三年 人民幣千元	二零一二年 人民幣千元
貨幣				
人民幣	3,229,939	2,510,514	2,659,694	3,211,196
日元	41,074	161,020	41,053	161,020
美元	121,017	119,362	62,857	30,523
歐元	157,105	156,354	56,598	60,826
港幣	63,636	66,565	63,636	66,565
其他貨幣	109,594	151,174	109,594	151,174
	3,722,365	3,164,989	2,993,432	3,681,304

在報財務告日期，信貸風險的最高風險承擔為上述應收款的賬面值。

28. 預付款及其他應收款

	集團		公司	
	二零一三年 人民幣千元	二零一二年 人民幣千元	二零一三年 人民幣千元	二零一二年 人民幣千元
待抵扣增值稅	979,013	920,135	973,470	919,517
購入飛機所得應收回扣款	574,325	676,126	798,224	645,781
應收有關連公司款項(附註47(c)(i))	201,432	402,844	7,736,297	4,577,552
預付飛機經營性租賃租金	304,899	314,600	124,951	130,622
租賃訂金	300,396	236,508	187,639	201,103
其他	1,988,974	1,106,486	1,108,743	689,173
小計	4,348,949	3,656,699	10,929,324	7,163,748
減：減值撥備	(290,782)	(288,051)	(252,434)	(254,756)
	4,058,167	3,368,648	10,676,890	6,908,992

29. 限制性銀行存款和短期銀行存款

	集團		公司	
	二零一三年 人民幣千元	二零一二年 人民幣千元	二零一三年 人民幣千元	二零一二年 人民幣千元
原到期日在三個月至一年內的銀行存款	167,314	1,657,568	15,714	55,806
限制性銀行存款	215,749	68,683	197,224	53,737
	383,063	1,726,251	212,938	109,543

註釋：

於二零一三年十二月三十一日，存款年利率在0.35%至4.65%之間。

集團和本公司的限制性銀行存款和短期銀行存款的賬面價值按幣種列示如下：

	集團		公司	
	二零一三年 人民幣千元	二零一二年 人民幣千元	二零一三年 人民幣千元	二零一二年 人民幣千元
人民幣	198,170	1,625,891	28,045	9,183
日元	–	39,724	–	39,724
美元	180,967	16,082	180,967	16,082
港幣	–	15,973	–	15,973
歐元	–	9,818	–	9,818
其他貨幣	3,926	18,763	3,926	18,763
	383,063	1,726,251	212,938	109,543

30. 現金及現金等價物

本集團及本公司現金及現金等價物的賬面價值按幣種列示如下：

	集團		公司	
	二零一三年 人民幣千元	二零一二年 人民幣千元	二零一三年 人民幣千元	二零一二年 人民幣千元
人民幣	1,493,804	1,933,933	593,818	152,173
美元	280,800	372,388	219,700	263,523
歐元	31,840	38,172	29,088	35,431
日元	22,036	30,451	21,753	30,267
港幣	31,932	25,528	31,632	25,110
其他貨幣	134,566	111,224	133,523	110,918
	1,994,978	2,511,696	1,029,514	617,422

31. 應付賬款及應付票據

應付賬款及應付票據的賬齡分析如下：

	集團		公司	
	二零一三年 人民幣千元	二零一二年 人民幣千元	二零一三年 人民幣千元	二零一二年 人民幣千元
九十日以內	2,309,391	1,473,087	6,228,833	6,776,696
九十一日至一百八十日	245,085	397,815	21,984	17,467
一百八十一日至三百六十五日	416,240	675,630	529,504	420,700
一至兩年	172,268	378,922	134,183	272,317
超過兩年	320,032	149,871	254,936	71,162
	3,463,016	3,075,325	7,169,440	7,558,342

於二零一三年十二月三十一日，本集團和本公司應付賬款及應付票據餘額中應付關聯公司餘額分別為人民幣9.96億元(二零一二年：人民幣19.50億元)和人民幣53.80億元(二零一二年：人民幣71.75億元)(附註47(c)(ii))。

於二零一三年十二月三十一日，應付票據總額為人民幣0.40億元(二零一二年：人民幣2.50億元)，無擔保，並將於六個月內支付。

32. 其他應付款及預提費用

	集團		公司	
	二零一三年 人民幣千元	二零一二年 人民幣千元	二零一三年 人民幣千元	二零一二年 人民幣千元
預提工資、薪金及福利	2,459,058	2,210,517	1,439,724	1,361,547
預提飛機起降費用	1,749,561	2,127,855	708,419	681,157
預提飛機航油費用	2,366,054	2,175,948	1,312,425	1,219,983
預提已發生的飛機大修費用	1,806,836	1,675,056	891,074	871,867
關税及應付税費	1,539,769	1,574,574	846,593	917,995
預提其他營運費用	3,181,802	2,038,930	1,705,735	1,061,784
從票務銷售代理收取的訂金	780,241	680,318	359,602	298,690
其他長期負債的流動部份(附註36)	368,225	314,996	180,465	184,183
職工住房補貼(附註39(b))	360,197	391,358	250,466	242,614
應付有關連公司款項(附註47(c)(ii))	702,580	194,884	5,186,485	2,412,228
退休後福利準備的流動部份(附註38(iii))	203,508	85,800	152,629	70,051
其他	2,628,043	2,785,989	2,223,299	1,765,172
	18,145,874	16,256,225	15,256,916	11,087,271

33. 融資租賃負債

於二零一三年十二月三十一日,本集團及本公司以融資租賃方式分別租入飛機111架和73架(二零一二年:98架和72架)。根據租賃條款,本集團及本公司有權於租賃期滿或接近屆滿時,以市場公平價值或由有關出租人釐定的成本購買其中某些飛機。融資租賃負債主要以美元為單位計值。

融資租賃最低租金(包括利息)及最低租金的現值分列如下:

集團

	最低租金 二零一三年 人民幣千元	最低租金之現值 二零一三年 人民幣千元	最低租金 二零一二年 人民幣千元	最低租金之現值 二零一二年 人民幣千元
一年內	3,446,098	2,980,398	3,004,452	2,605,269
第二年	3,374,964	2,964,821	3,059,744	2,704,168
第三年至第五年(包括首尾兩年)	9,751,595	8,650,607	8,685,669	7,924,892
五年以後	8,956,378	8,539,322	9,027,940	8,623,649
總額	25,529,035	23,135,148	23,777,805	21,857,978
減:一年內償還部分	(3,446,098)	(2,980,398)	(3,004,452)	(2,605,269)
長期部分	22,082,937	20,154,750	20,773,353	19,252,709

公司

	最低租金 二零一三年 人民幣千元	最低租金之現值 二零一三年 人民幣千元	最低租金 二零一二年 人民幣千元	最低租金之現值 二零一二年 人民幣千元
一年內	2,342,089	2,033,158	2,306,694	1,978,018
第二年	2,281,941	2,011,263	2,348,170	2,048,012
第三年至第五年(包括首尾兩年)	5,913,950	5,335,933	6,776,545	6,114,045
五年以後	7,156,863	6,846,296	7,707,677	7,336,135
總額	17,694,843	16,226,650	19,139,086	17,476,210
減:一年內償還部分	(2,342,089)	(2,033,158)	(2,306,694)	(1,978,018)
長期部分	15,352,754	14,193,492	16,832,392	15,498,192

34. 借款

	集團		公司	
	二零一三年 人民幣千元	二零一二年 人民幣千元	二零一三年 人民幣千元	二零一二年 人民幣千元
非流動部分				
長期銀行借款				
一有抵押(註釋(a))	12,743,594	15,780,892	7,406,321	10,621,656
一無抵押(註釋(b))	7,586,243	4,815,271	6,993,393	4,465,678
有擔保債券(註釋(c))	6,985,406	2,500,000	4,789,001	–
	27,315,243	23,096,163	19,188,715	15,087,334
流動部份				
長期銀行借款				
一有抵押(註釋(a))	2,118,724	2,612,055	1,200,132	1,772,886
一無抵押(註釋(b))	6,741,080	7,147,656	6,726,867	7,007,649
短期銀行借款				
一無抵押(註釋(b))	7,925,383	8,880,244	8,017,739	7,555,262
短期融資券(註釋(d))	4,000,000	4,000,000	4,000,000	4,000,000
有擔保債券(註釋(c))	2,500,000	–	–	–
	23,285,187	22,639,955	19,944,738	20,335,797
借款總額	50,600,430	45,736,118	39,133,453	35,423,131
銀行借款應於下列期間內償還				
一年內	23,285,187	22,639,955	19,944,738	20,335,797
第二年	6,605,737	7,272,821	5,574,125	3,880,837
第三年至第五年(包括首尾兩年)	9,951,677	7,905,631	4,997,700	5,536,565
五年以後	10,757,829	7,917,711	8,616,890	5,669,932
借款總額	50,600,430	45,736,118	39,133,453	35,423,131

註釋:

(a) 於二零一三年十二月三十一日,本集團及本公司的抵押借款以若干飛機及樓宇作抵押物,其賬面價值分別為人民幣243.06億元及人民幣147.02億元(二零一二年:人民幣225.44億元及人民幣150.78億元)(附註19)。

(b) 本集團無由中國東航集團提供擔保的非抵押銀行貸款。(二零一二年:人民幣0.95億元)(附註47(d))。

(c) 於二零一一年八月八日,本公司之全資附屬公司東航海外(香港)有限公司(「海外香港」)按照面值發行人民幣25億元的3年期有擔保債券,年利率為4%,每半年付息一次。此債券將在到期日二零一四年八月八日按照面值贖回。本公司為上述債券提供無條件及不可撤回擔保。

於二零一三年三月十八日,本公司發行人民幣48億元的10年期有擔保債券,年利率為5.05%,每年付息一次。本金和利息將在二零二三年三月十八日到期並償還。中國東航集團為上述債券提供無條件及不可撤回擔保。

於二零一三年六月五日,本公司之全資附屬公司東航海外(香港)有限公司(「海外香港」)按照面值發行人民幣22億元的3年期有擔保債券,年利率為3.875%,每半年付息一次。此債券將在到期日二零一六年六月五日按照面值贖回。本公司為上述債券提供無條件及不可撤回擔保。

(d) 於二零一三年六月五日,本公司按照面值發行人民幣40億元的超短期融資券,年利率為3.95%,期限為270天。

34. 借款(續)

長期借款的條款概括如下：

幣種	借款利率及到期日	集團 二零一三年 人民幣千元	集團 二零一二年 人民幣千元	公司 二零一三年 人民幣千元	公司 二零一二年 人民幣千元
長期銀行借款					
人民幣	年利率介於5.535%至6.4%不等，借款至2023年最後到期	735,684	3,953,340	318,300	3,593,300
美元	年利率介於6個月LIBOR +0.05%至6個月LIBOR +5.3%不等，借款至2022年最後到期	28,453,957	26,402,534	22,008,413	20,274,569
擔保債券					
人民幣	年利率介於3.875%至5.05%不等，借款至2023年最後到期	9,485,406	2,500,000	4,789,001	–
長期借款總計		38,675,047	32,855,874	27,115,714	23,867,869

本集團及本公司的短期借款均為一年以內償還的借款。於二零一三年十二月三十一日，短期借款的年利率介於1.69%至4.80%(二零一二年：1.11%至6.56%)。

借款的賬面價值按幣種列示如下：

	集團 二零一三年 人民幣千元	集團 二零一二年 人民幣千元	公司 二零一三年 人民幣千元	公司 二零一二年 人民幣千元
人民幣	15,386,090	13,827,340	10,657,301	9,943,300
美元	35,214,340	31,605,345	28,476,152	25,176,398
日元	–	303,433	–	303,433
	50,600,430	45,736,118	39,133,453	35,423,131

35. 經營租賃飛機退租檢修準備

	集團		公司	
	二零一三年 人民幣千元	二零一二年 人民幣千元	二零一三年 人民幣千元	二零一二年 人民幣千元
一月一日結餘	3,798,762	3,299,126	1,762,634	1,721,095
本年計提	871,616	872,770	280,875	209,772
本年度支付	(453,212)	(373,134)	(19,845)	(168,233)
十二月三十一日結餘	4,217,166	3,798,762	2,023,664	1,762,634
減：流動部份	(1,453,985)	(734,205)	(641,869)	(88,081)
長期部份	2,763,181	3,064,557	1,381,795	1,674,553

對於經營租賃的飛機和發動機，本集團有義務滿足有關租賃規定的交還條件。二零一三年十二月三十一日的餘額是按租賃條款以直線法預計的退租檢修準備金。

36. 其他長期負債

	集團		公司	
	二零一三年 人民幣千元	二零一二年 人民幣千元	二零一三年 人民幣千元	二零一二年 人民幣千元
常旅客計劃尚未兑換獎勵積分的公允價值	1,732,406	1,624,248	1,026,421	940,147
融資租賃的長期應付關税及其他税項	909,368	209,727	213,162	114,934
其他長期應付款	128,327	116,558	95,053	91,821
	2,770,101	1,950,533	1,334,636	1,146,902
減：計入其他應付款和預提費用中的流動部份(附註32)	(368,225)	(314,996)	(180,465)	(184,183)
長期部份	2,401,876	1,635,537	1,154,171	962,719

37. 遞延稅項

當有法定權利可將稅項抵銷，且涉及同一管轄機構，則可將遞延稅項資產與遞延稅項負債互相抵銷。抵銷後，按下列金額在資產負債表內列示：

	集團		公司	
	二零一三年 人民幣千元	二零一二年 人民幣千元 已重述	二零一三年 人民幣千元	二零一二年 人民幣千元
遞延稅項資產				
－12個月以上可實現的遞延稅項資產	259,411	123,805	–	–
－12個月以內可實現的遞延稅項資產	130,055	853	–	–
	389,466	124,658	–	–
遞延稅項負債				
－12個月以上可實現的遞延稅項負債	(29,550)	(29,326)	–	–
遞延稅項資產淨額	359,916	95,332	–	–

遞延稅項淨資產的變動如下：

	集團		公司	
	二零一三年 人民幣千元	二零一二年 人民幣千元 已重述	二零一三年 人民幣千元	二零一二年 人民幣千元
一月一日結餘	95,332	76,361	–	–
計入利潤表(附註14)	223,280	7,537	–	–
計入資本公積	41,304	11,434	–	–
十二月三十一日結餘	359,916	95,332	–	–

37. 遞延稅項（續）

遞延稅項資產及負債在同一稅法機構下抵銷前的結餘由以下的稅務影響組成：

	集團		公司	
	二零一三年 人民幣千元	二零一二年 人民幣千元 已重述	二零一三年 人民幣千元	二零一二年 人民幣千元
遞延稅項資產：				
飛機設備零件的跌價準備	23,983	40,408	19,934	36,380
應收款減值準備	19,209	23,950	11,172	20,034
物業、機器及設備減值準備	39,461	43,222	22,016	39,123
衍生金融工具	16,927	20,339	16,927	20,339
薪金準備	146,431	–	56,873	–
退休後福利準備	425,801	266,677	155,425	154,062
	671,812	394,596	282,347	269,938
遞延稅項負債：				
折舊及攤銷	(294,969)	(294,745)	(265,420)	(265,419)
衍生金融工具	(16,927)	(4,519)	(16,927)	(4,519)
	(311,896)	(299,264)	(282,347)	(269,938)
	359,916	95,332	–	–

37. 遞延稅項(續)

遞延稅項淨資產的變動如下：

	年初餘額 人民幣千元	計入損益 (借項)／貸項 人民幣千元	其他綜合 收益貸項 人民幣千元	年末餘額 人民幣千元
二零一三年度				
飛機設備零件的跌價準備	40,408	(16,425)	–	23,983
應收款減值準備	23,950	(4,741)	–	19,209
物業、機器及設備減值準備	43,222	(3,761)	–	39,461
衍生金融工具	20,339	(3,412)	–	16,927
薪金準備	–	146,431	–	146,431
退休後福利準備	266,677	117,820	41,304	425,801
	394,596	235,912	41,304	671,812
折舊及攤銷	(294,745)	(224)	–	(294,969)
衍生金融工具	(4,519)	(12,408)	–	(16,927)
	(299,264)	(12,632)	–	(311,896)
遞延稅項資產淨額	95,332	223,280	41,304	359,916

	年初餘額 人民幣千元 已重述	計入損益 (借項)／貸項 人民幣千元 已重述	其他綜合 收益貸項 人民幣千元 已重述	年末餘額 人民幣千元 已重述
二零一二年度				
飛機設備零件的跌價準備	70,071	(29,663)	–	40,408
應收款減值準備	34,745	(10,795)	–	23,950
物業、機器及設備減值準備	78,286	(35,064)	–	43,222
衍生金融工具	29,201	(8,862)	–	20,339
退休後福利準備	291,630	(36,387)	11,434	266,677
	503,933	(120,771)	11,434	394,596
折舊及攤銷	(426,481)	131,736	–	(294,745)
衍生金融工具	(1,091)	(3,428)	–	(4,519)
	(427,572)	128,308	–	(299,264)
遞延稅項資產淨額	76,361	7,537	11,434	95,332

37. 遞延税項(續)

於財務報告表日，本集團及本公司的未確認遞延税項資產的相關餘額列示如下：

	集團			
	二零一三年		二零一二年	
	遞延税項 人民幣千元	暫時性差異 人民幣千元	遞延税項 人民幣千元 已重述	暫時性差異 人民幣千元 已重述
可抵扣税務虧損	1,309,826	5,239,305	1,542,223	6,168,893
其他可抵扣暫時性差異	1,831,626	7,326,504	1,622,600	6,490,400
未確認遞延税項資產合計	3,141,452	12,565,809	3,164,823	12,659,293

	公司			
	二零一三年		二零一二年	
	遞延税項 人民幣千元	暫時性差異 人民幣千元	遞延税項 人民幣千元 已重述	暫時性差異 人民幣千元 已重述
可抵扣税務虧損	791,120	3,164,480	966,430	3,865,719
其他可抵扣暫時性差異	1,721,523	6,886,092	1,480,723	5,922,892
未確認遞延税項資產合計	2,512,643	10,050,572	2,447,153	9,788,611

根據中國税法，税務虧損可於五年內沖銷未來應課税收入。本集團與本公司的税務虧損將於二零一四年至二零一八年間到期。

於二零一三年十二月三十一日，管理層對未來是否可產生應税利潤以利用上述可抵扣暫時性差異及税務虧損進行了評估。由於本集團未來經營結果受航油價格及市場競爭等不確定性因素的影響，管理層認為上述可抵扣暫時性差異及税務虧損在其到期前可被利用的不確定性很大，故未確認對應的遞延所得税資產。

38. 退休金計畫及退休後福利準備

(a) 養老金

本集團在其營運地區參與當地省市政府管轄的定額供款的養老金計劃。本集團大多數中國僱員符合參與本集團的養老金計劃之條件。本集團需按薪金及津貼金額20%至22%交納供款額，並以相關市政府所設定最高額為限。僱員則按其基本薪金的7%至8%交納供款。截至二零一三年十二月三十一日止年度，本集團在該計劃下已計入損益的養老金供款費用為人民幣10.05億元(二零一二年：人民幣8.71億元)。

(b) 醫療保險

本集團大部份中國僱員參加了各地政府組織的醫療保險計劃，本集團及僱員須分別按相關市政府所設定基本薪金約12%及2%向計劃供款，並以相關市政府所設定最高額為限。除此供款外，本集團對參加計劃的僱員並無其他醫療費用責任。截至二零一三年十二月三十一日止年度，本集團於損益表中列賬的醫療保險為人民幣4.78億元(二零一二年：人民幣3.91億元)。

(c) 退休後的福利

除上述的計劃外，本集團提供退休僱員福利包括交通津貼、社交活動津貼以及其他福利。退休後福利所產生的費用按「預計福利按服務年期攤分法」精算估值計算，並以數項假設及估計為基準，當中包括通脹率、折現率及僱員流失率等。

除上海航空向獨立的管理基金繳存費用外，本集團母公司及其他子公司並未向獨立的管理基金繳存費用。上海航空繳存的計劃資產以基金為法律形式，並由獨立受託人進行管理，其持有的資產與本集團的資產單獨分開。受託人負責確定計劃的投資策略。

受託人審核計畫的資金水準，該審核主要是投資風險管理策略。投資組合由53.45%的債券，19.59%的基金，6.72%的返售證券，2.64%的股票以及17.60%的其他投資混合而成。

該計劃受利率風險、退休金受益人的預期壽命變動風險和證券市場風險的影響。

於2013年12月31日，該計畫的設定受益義務的最新的精算計量義務根據本集團聘請的第三方諮詢機構使用預期累積福利單位法進行精算得出的結果確定。

下表為在財務報告中所確認的退休後福利準備如下：

	集團		公司	
	二零一三年 人民幣千元	二零一二年 人民幣千元 已重述	二零一三年 人民幣千元	二零一二年 人民幣千元 已重述
退休後福利準備	5,818,801	6,233,652	4,618,964	5,066,745
減：流動部份	(203,508)	(85,801)	(152,629)	(70,051)
長期部份	5,615,293	6,147,851	4,466,335	4,996,694

38. 退休金計畫及退休後福利準備(續)

(c) 退休後的福利(續)

下表為資產負債表日所使用的主要精算假設：

	二零一三年	二零一二年
內退待崗人員在職期間福利年貼現率(%)	4.50%	4.30%
各類人員退休後福利年貼現率(%)	5.15%	4.35%
在職人員離職率(%)	3.00%	3%–3.25%
死亡率(%)	100%中國人壽保險業經驗生命表2000–2003，男性CL3,女性CL4	9.83%
由年齡增長導致的醫療費用年增長率(%)	2.50%	5.00%
各類人員退休後醫療福利總增長率(%)	7.00%	7.00%
在職人員崗位工資年增長率(%)	0.50%	0.50%

精算估值顯示計劃資產的市值為人民幣122,618千元(2012年：人民幣89,819千元)，且這些資產的精算價值佔為符合條件員工計提的福利的35.92%。

下表為二零一三年十二月三十一日集團所使用的重大假設的定量敏感性分析：

	增加 %	設定受益義務增加/(減少) 人民幣千元	減少 %	設定受益義務增加/(減少) 人民幣千元
各類人員退休後福利年貼現率	0.25	(248,630)	0.25	266,644
內退期間計劃折現率	0.25	(248,630)	0.25	266,644
養老總福利增長率	1.00	920,537	1.00	(714,989)
醫療總福利增長率	1.00	300,978	1.00	(224,374)

38. 退休金計畫及退休後福利準備(續)

(c) 退休後的福利(續)

該敏感性分析是根據財務報告期期末重大假設的變化推斷其對淨退休後福利準備的影響。

集團計劃資產的公允價值主要分類如下：

	二零一三年 人民幣千元	二零一二年 人民幣千元
權益工具	3,234	2,273
負債工具	65,539	47,470
基金投資	24,022	29,627
其他投資	21,582	2,141
可轉售證券	8,241	8,308
合計	122,618	89,819

將來向退休後福利準備做出的預期繳存：

集團

	二零一三年 人民幣千元	二零一二年 人民幣千元
一年以內	212,999	212,210
兩至五年	914,989	886,844
五至十年	1,306,385	253,779
十年以上	15,929,832	12,870,677
預期支付總額	18,364,205	14,223,510

公司

	二零一三年 人民幣千元	二零一二年 人民幣千元
一年以內	159,735	159,146
兩至五年	686,317	665,126
五至十年	983,354	916,364
十年以上	12,712,714	10,153,982
預期支付總額	14,542,120	11,894,618

於二零一三年十二月三十一日，退休後福利準備平均期間為19年(2012年：18.4年)。

38. 退休金計畫及退休後福利準備(續)

(c) 退休後的福利(續)

設定受益義務變動及計劃資產公允價值變動如下：

集團

二零一三年

	二零一三年一月一日 人民幣千元	利潤表中反映的退休後福利費用 服務費用/投資收益 人民幣千元	淨利息費用 人民幣千元	計入損益的有關費用 人民幣千元	其他綜合收益中確認的重計量(收益)/損失 由財務假設導致的精算損益 人民幣千元	由人口統計變化導致的精算損益 人民幣千元	由經驗差異導致的精算損益 人民幣千元	其他綜合收益中確認的重計量收益 人民幣千元	支付額 人民幣千元	二零一三年十二月三十一日 人民幣千元
設定受益義務	6,323,471	(59,704)	276,484	216,780	(593,165)	491,776	(324,783)	(426,172)	(172,660)	5,941,419
計畫資產公允價值	(89,819)	(28,721)	(5,270)	(33,991)	–	–	–	–	1,192	(122,618)
福利費用	6,233,652	(88,425)	271,214	182,789	(593,165)	491,776	(324,783)	(426,172)	(171,468)	5,818,801

二零一二年

	二零一二年一月一日 人民幣千元	利潤表中反映的退休後福利費用 服務費用/投資收益 人民幣千元	淨利息費用 人民幣千元	計入損益的有關費用 人民幣千元	其他綜合收益中確認的重計量(收益)/損失 由財務假設導致的精算損益 人民幣千元	由人口統計變化導致的精算損益 人民幣千元	由經驗差異導致的精算損益 人民幣千元	其他綜合收益中確認的重計量收益 人民幣千元	支付額 人民幣千元	二零一二年十二月三十一日 人民幣千元
設定受益義務	6,176,263	186,227	270,177	456,404	(268,115)	–	140,237	(127,878)	(181,318)	6,323,471
計畫資產公允價值	(92,450)	5,100	(3,913)	1,187	–	–	–	–	1,444	(89,819)
福利費用	6,083,813	191,327	266,264	457,591	(268,115)	–	140,237	(127,878)	(179,874)	6,233,652

二零一三年計劃資產的實際收益為人民幣3,896千元(二零一二年：人民幣7,478千元)。

38. 退休金計劃及退休後福利準備(續)

(c) 退休後的福利(續)

公司

二零一三年

		利潤表中反映的退休後福利費用			其他綜合收益中確認的重計量(收益)╱損失					
	二零一三年一月一日	服務費用	淨利息費用	計入損益的有關費用	由財務假設導致的精算損益	由人口統計變化導致的精算損益	由經驗差異導致的精算損益	其他綜合收益中確認的重計量收益	支付額	二零一三年十二月三十一日
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
設定受益義務	5,066,745	(12,838)	220,652	207,814	(418,110)	386,195	(489,762)	(521,677)	(133,917)	4,618,964

二零一二年

		利潤表中反映的退休後福利費用			其他綜合收益中確認的重計量(收益)╱損失					
	二零一二年一月一日	服務費用	淨利息費用	計入損益的有關費用	由財務假設導致的精算損益	由人口統計變化導致的精算損益	由經驗差異導致的精算損益	其他綜合收益中確認的重計量收益	支付額	二零一二年十二月三十一日
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
設定受益義務	5,032,085	136,179	217,457	353,636	(214,830)	-	39,526	(175,304)	(143,672)	5,066,745

39. 職工住房補貼

(a) 員工住房基金

根據中國住房政策，本集團需按國內員工薪金的7%至15%(二零一二年：7%至15%)供款至國家安排的住房基金中。同時，員工亦須從其薪金中，與本公司作出等值的供款。在若干特定情形員工有權提取全額供款。於截至二零一三年十二月三十一日止年度內，本集團計入合併損益表的職工住房基金的供款計人民幣7.18億元(二零一二年：人民幣6.07億元)。截至二零一三年十二月三十一日，本集團應付職工住房基金準備餘額為人民幣0.84億元(二零一二年：人民幣0.52億元)。若基金的資產不足以支付僱員提供服務的當期及前期利益時，本集團並無法律性或推定性的責任填補不足。

(b) 員工住房補貼

本集團同時以現金方式向符合資格的員工提供員工住房補貼。受益期原則上為二十年，當符合資格員工離職或退休時，其補貼將停止計算，任何以往年度有關的未支付補貼將在其離職或退休時支付。截至二零一三年十二月三十一日，員工住房補貼準備的現值為人民幣3.60億元(二零一二年：人民幣3.91億元)。 截至二零一三年十二月三十一日止年度，計入合併損益及其他綜合收益表中的員工住房補貼為人民幣2.18億元(二零一二年：人民幣1.71億元)。

40. 金融衍生工具

	集團及公司			
	資產		負債	
	二零一三年 人民幣千元	二零一二年 人民幣千元	二零一三年 人民幣千元	二零一二年 人民幣千元
十二月三十一日結餘				
利率互換合約(註釋(a))	54,902	–	124,194	295,005
外匯遠期合約(註釋(b))	12,807	18,074	3,386	45,146
合計	67,709	18,074	127,580	340,151
減:流動部份				
一外匯遠期合約	–	(18,074)	(3,386)	(35,813)
非流動部份	67,709	–	124,194	304,338

在財務報告日期,信貸風險的最高風險承擔為資產負債表內衍生資產的公允價值。

註釋:

(a) 利率互換合約

本集團通過利率互換減低市場利率變動的風險(附註3(a)(ii))。本集團簽訂的利率互換合約將與LIBOR相關的浮動利率轉換為固定利率,屬於現金流量套期,其他合約為公允價值套期。於二零一三年十二月三十一日,本集團仍持有尚未交易的利率互換合約的名義金額約為8.44億美元(二零一二年:9.29億美元),並將於二零一四年至二零二二年間到期。

本年度已實現及未實現利率互換合約實際交割損益及公允價值變動列示於合併損益及其他綜合收益表如下:

	集團及公司	
	二零一三年 人民幣千元	二零一二年 人民幣千元
已實現損失(計入財務費用)	(73,245)	(99,169)
未實現損失		
一現金流套期(計入其他綜合收益)	209,449	(47,128)
一公允價值套期(計入衍生金融工具公允價值變動損益)	16,262	15,755
	152,466	(130,542)

(b) 外匯遠期合約

本集團通過外匯遠期合約來降低機票銷售的外匯收入及需以外匯支付的費用相關的匯率波動風險(附註3(a)(ii))。本集團簽訂的以固定匯率銷售日元或買入美元的外匯遠期合約,屬於現金流量套期,其他外 匯遠期合約為公允價值套期。於二零一三年十二月三十一日,本集團持有尚未交易的外匯套期合約的名義金額約為0.38億美元(二零一二年:0.58億美元),並將於二零一四年至二零一七年間到期。

本年度已實現及未實現外匯遠期合約實際交割損益及公允價值變動列示於合併損益及其他綜合收益表如下:

	集團及公司	
	二零一三年 人民幣千元	二零一二年 人民幣千元
已實現收益/(損失)(計入財務收入/(支出))	39,265	(12,407)
未實現收益		
一現金流套期(計入其他綜合收益)	36,493	37,917
	75,758	25,510

41. 金融工具（按類別）

(a) 集團

	借款及應收款項 人民幣千元	以公允價值計量且其變動計入損益的資產 人民幣千元	用作套期的衍生工具 人民幣千元	可供出售金融資產 人民幣千元	總計 人民幣千元
金融資產					
二零一三年十二月三十一日					
可供出售金融資產	–	–	–	410,737	410,737
衍生工具	–	–	67,709	–	67,709
應收賬款	3,524,546	–	–	–	3,524,546
預付款及除預付款以外的其他應收款	1,940,508	–	–	–	1,940,508
限制性銀行存款和短期銀行存款	383,063	–	–	–	383,063
現金及現金等價物	1,994,978	–	–	–	1,994,978
其他長期資產	1,030,801	–	–	–	1,030,801
總計	8,873,896	–	67,709	410,737	9,352,342

	借款及應收款項 人民幣千元	以公允價值計量且其變動計入損益的負債 人民幣千元	用作套期的衍生工具 人民幣千元	攤餘成本計量的其他金融負債 人民幣千元	總計 人民幣千元
金融負債					
二零一三年十二月三十一日					
借款	50,600,430	–	–	–	50,600,430
融資租賃負債	23,135,148	–	–	–	23,135,148
衍生工具	–	–	127,580	–	127,580
應付帳款及應付票據	3,463,016	–	–	–	3,463,016
其他應付款	12,294,994	–	–	–	12,294,994
總計	89,493,588	–	127,580	–	89,621,168

	借款及應收款項 人民幣千元	以公允價值計量且其變動計入損益的資產 人民幣千元	用作套期的衍生工具 人民幣千元	可供出售金融資產 人民幣千元	總計 人民幣千元
金融資產					
二零一二年十二月三十一日					
可供出售金融資產	–	–	–	234,690	234,690
衍生工具	–	–	18,074	–	18,074
應收賬款	2,962,181	–	–	–	2,962,181
預付款及除預付款以外的其他應收款	2,544,967	–	–	–	2,544,967
限制性銀行存款和短期銀行存款	1,726,251	–	–	–	1,726,251
現金及現金等價物	2,511,696	–	–	–	2,511,696
總計	9,745,095	–	18,074	234,690	9,997,859

41. 金融工具(按類別)(續)

(a) 集團(續)

	借款及應收款項 人民幣千元	以公允價值計量且其變動計入損益的負債 人民幣千元	用作套期的衍生工具 人民幣千元	攤餘成本計量的其他金融負債 人民幣千元	總計 人民幣千元
金融負債					
二零一二年十二月三十一日					
借款	45,736,118	–	–	–	45,736,118
融資租賃負債	21,857,978	–	–	–	21,857,978
衍生工具	–	–	340,151	–	340,151
應付帳款及應付票據	3,075,325	–	–	–	3,075,325
其他應付款及預提費用	16,256,225	–	–	–	16,256,225
其他長期負債	209,727	–	–	–	209,727
總計	87,135,373	–	340,151	–	87,475,524

(b) 公司

	借款及應收款項 人民幣千元	以公允價值計量且其變動計入損益的資產 人民幣千元	用作套期的衍生工具 人民幣千元	可供出售金融資產 人民幣千元	總計 人民幣千元
金融資產					
二零一三年十二月三十一日					
可供出售金融資產	–	–	–	374,117	374,117
衍生工具	–	–	67,709	–	67,709
應收賬款	2,913,829	–	–	–	2,913,829
預付款及除預付款以外的其他應收款	9,224,602	–	–	–	9,224,602
限制性銀行存款和短期銀行存款	212,938	–	–	–	212,938
現金及現金等價物	1,029,514	–	–	–	1,029,514
其他長期資產	640,628	–	–	–	640,628
總計	14,021,511	–	67,709	374,117	14,463,337

	借款及應收款項 人民幣千元	以公允價值計量且其變動計入損益的負債 人民幣千元	用作套期的衍生工具 人民幣千元	攤餘成本計量的其他金融負債 人民幣千元	總計 人民幣千元
金融負債					
二零一三年十二月三十一日					
借款	39,133,453	–	–	–	39,133,453
融資租賃負債	16,226,650	–	–	–	16,226,650
衍生工具	–	–	127,580	–	127,580
應付帳款及應付票據	7,169,440	–	–	–	7,169,440
其他應付款	11,860,368	–	–	–	11,860,368
總計	74,389,911	–	127,580	–	74,517,491

41. 金融工具(按類別)(續)

(b) 公司(續)

	借款及應收款項 人民幣千元	以公允價值計量且其變動計入損益的資產 人民幣千元	用作套期的衍生工具 人民幣千元	可供出售金融資產 人民幣千元	總計 人民幣千元
金融資產					
二零一二年十二月三十一日					
可供出售金融資產	–	–	–	216,256	216,256
衍生工具	–	–	18,074	–	18,074
應收賬款	3,601,021	–	–	–	3,601,021
預付款及除預付款以外的其他應收款	6,494,290	–	–	–	6,494,290
限制性銀行存款和短期銀行存款	109,543	–	–	–	109,543
現金及現金等價物	617,422	–	–	–	617,422
總計	10,822,276	–	18,074	216,256	11,056,606

	借款及應收款項 人民幣千元	以公允價值計量且其變動計入損益的負債 人民幣千元	用作套期的衍生工具 人民幣千元	攤餘成本計量的其他金融負債 人民幣千元	總計 人民幣千元
金融負債					
二零一二年十二月三十一日					
借款	35,423,131	–	–	–	35,423,131
融資租賃負債	17,476,210	–	–	–	17,476,210
衍生工具	–	–	340,151	–	340,151
應付帳款及應付票據	7,558,342	–	–	–	7,558,342
其他應付款及預提費用	10,942,271	–	–	–	10,942,271
總計	71,399,954	–	340,151	–	71,740,105

42. 股本

	集團及公司 二零一三年 人民幣千元	集團及公司 二零一二年 人民幣千元
註冊、已發行及全數繳付每股人民幣1.00元		
在上海證券交易所上市的A股(「A股」)	8,481,079	7,782,214
–中國東航集團持有的有限售條件流通股(註釋)	241,548	–
–東航金戎控股有限公司持有的有限售條件流通股(註釋)	457,317	–
–無限售條件流通股	7,782,214	7,782,214
在香港證券交易所上市的H股(「H股」)	4,193,190	3,494,325
–東航國際控股(香港)有限公司持有的有限售條件流通股(註釋)	698,865	–
–無限售條件流通股	3,494,325	3,494,325
	12,674,269	11,276,539

42. 股本(續)

根據本公司的公司章程第四十九及五十條，A股以及H股皆為註冊普通股並享有同等權利。

註釋：

於截至二零一三年十二月三十一日止年度，所有新發行的股票均為有限售條件的流通股。

43. 儲備

集團

	股本溢價 人民幣千元	資本儲備 (註釋(a)) 人民幣千元	套期儲備 (附註40) 人民幣千元	其他儲備 人民幣千元 已重述	累計虧損 人民幣千元 已重述	合計 人民幣千元 已重述
二零一二年一月一日結餘	18,161,319	(720,057)	(286,938)	(3,259,701)	(8,038,808)	5,855,815
現金套期的未實現虧損(附註40)	–	–	(9,211)	–	–	(9,211)
攤佔聯營公司所持的可供出售金融資產的公允價值變動	–	–	–	2,188	–	2,188
可供出售金融資產的公允價值變動	–	–	–	(351)	–	(351)
退休後福利準備的精算利得	–	–	–	157,238	–	157,238
收購附屬公司非控制性權益股權	(490,151)	–	–	–	–	(490,151)
本公司權益持有者應佔利潤	–	–	–	–	3,071,514	3,071,514
其他	343,786	–	–	–	–	343,786
二零一二年十二月三十一日結餘	18,014,954	(720,057)	(296,149)	(3,100,626)	(4,967,294)	8,930,828
二零一三年一月一日結餘	18,014,954	(720,057)	(296,149)	(3,100,626)	(4,967,294)	8,930,828
現金套期的未實現收益(附註40)	–	–	245,942	–	–	245,942
攤佔聯營公司所持的可供出售金融資產的公允價值變動	–	–	–	(2,931)	–	(2,931)
可供出售金式資產的公允價值變動	–	–	–	149,437	–	149,437
退休後福利準備的精算利得	–	–	–	415,115	–	415,115
本公司權益持有者應佔利潤	–	–	–	–	2,372,571	2,372,571
發行股票	2,174,661	–	–	–	–	2,174,661
其他	–	(57,576)	–	–	–	(57,576)
二零一三年十二月三十一日結餘	20,189,615	(777,633)	(50,207)	(2,539,005)	(2,594,723)	14,228,047

43. 儲備(續)

公司

	股本溢價 人民幣千元	資本儲備 (註釋(a)) 人民幣千元	套期儲備 (附註40) 人民幣千元	其他儲備 人民幣千元 已重述	累計虧損 人民幣千元 已重述	合計 人民幣千元 已重述
二零一二年一月一日結餘	17,945,120	(720,057)	(286,938)	(3,091,203)	(6,012,532)	7,834,390
現金套期的未實現虧損(附註40)	–	–	(9,211)	–	–	(9,211)
發行股票	–	–	–	–	–	–
退休後福利準備的精算利得	–	–	–	177,935	–	177,935
本年利潤	–	–	–	–	2,622,495	2,622,495
其他	343,786	–	–	–	–	343,786
二零一二年十二月三十一日結餘	18,288,906	(720,057)	(296,149)	(2,913,268)	(3,390,037)	10,969,395
二零一三年一月一日結餘	18,288,906	(720,057)	(296,149)	(2,913,268)	(3,390,037)	10,969,395
現金套期的未實現收益	–	–	245,942	–	–	245,942
發行股票	2,174,661	–	–	–	–	2,174,661
退休後福利準備的精算利得	–	–	–	521,682	–	521,682
本年利潤	–	–	–	–	831,774	831,774
可供出售金融資產的公允價值變動	–	–	–	138,393	–	138,393
二零一三年十二月三十一日結餘	20,463,567	(720,057)	(50,207)	(2,253,193)	(2,558,263)	14,881,847

註釋:

(a) 資本儲備

本集團於一九九六年六月基於上市目的而重組時的發行的股本賬面值與淨資產公允價值的差異為資本儲備。

44. 持有待售資產

於二零一二年十二月,本集團與第三方公司簽訂協議出售維護成本較高的若干飛機和發動機。於二零一三年十二月三十一日,計提減值準備後賬面淨值為人民幣3.44億元的上述飛機及發動機分類至持有待售資產。根據協議規定售價減去處置費用,本集團對上述飛機及發動機計提減值準備人民幣0.5億元(附註10)。

45. 合併現金流量表附註

(a) 經營產生的現金流量

	二零一三年 人民幣千元	二零一二年 人民幣千元 已重述
税前利潤	2,217,100	3,136,588
調整項目：		
物業、機器及設備及無形資產折舊	8,174,278	7,509,252
物業、機器及設備的處置收益	(316,184)	(101,196)
處置聯營公司的收益	(8,555)	–
攤佔聯營公司業績	(38,335)	(103,209)
攤佔合營公司業績	(26,588)	(29,960)
預付租賃款攤銷	51,920	47,658
淨匯兑收益	(1,976,329)	(147,836)
金融衍生工具的公允值變動收益	(16,263)	(15,755)
飛機設備零件之消耗	787,423	747,268
應收賬款及其他應收款減值沖回	(1,577)	(6,872)
退休後福利準備	182,789	581,775
經營性租賃飛機退租檢修準備	871,616	792,770
資產減值損失/(轉回)	185,857	(13,467)
利息收入	(148,111)	(200,765)
利息費用	1,548,622	1,697,474
營運資本變動前年度利潤	11,487,663	13,893,725
營運資本變動		
飛機設備零件	(984,471)	(1,176,365)
應收賬款	(557,376)	(427,908)
預付款及其他應收款	(2,028,252)	(99,757)
限制性銀行存款和短期銀行存款	1,343,188	1,168,036
預售票款	440,104	(103,222)
應付賬款及應付票據	387,691	387,615
其他應付款及預提費用	1,538,610	179,263
其他長期負債	(94,313)	(383,759)
經營租賃飛機退租檢修準備	(453,212)	(293,134)
職工住房補貼	(10,839)	40,361
退休後福利準備	(171,468)	(304,057)
經營性租賃押金	223,169	(57,963)
經營產生的現金流量	11,120,494	12,822,835

(b) 非現金交易

	二零一三年 人民幣千元	二零一二年 人民幣千元
非現金融資活動：		
以融資租賃方式購買飛機	4,524,879	5,712,958

46. 承諾

(a) 資本支出承諾

本集團及本公司的資本支出承諾如下：

	集團		公司	
	二零一三年 人民幣千元	二零一二年 人民幣千元	二零一三年 人民幣千元	二零一二年 人民幣千元
已授權及訂約的：				
一飛機、發動機及飛行設備(註)	140,639,542	172,092,301	138,084,675	167,275,050
一其他物業、機器及設備	1,649,106	1,125,000	1,559,106	1,125,000
一投資	38,402	–	38,402	525,000
	142,327,050	173,217,301	139,682,183	168,925,050
已授權但未訂約的：				
一其他物業、機器及設備	3,421,499	3,132,616	1,883,718	1,749,353
一投資	–	124,800	420,000	649,800
	3,421,499	3,257,416	2,303,718	2,399,153
	145,748,549	176,474,717	141,985,901	171,324,203

註：

以上飛機、發動機及飛行設備包括付運前定金的承諾預期支出，但金額可能因合約中所訂的通脹調整而變動。有關金額列示如下：

	集團		公司	
	二零一三年 人民幣千元	二零一二年 人民幣千元	二零一三年 人民幣千元	二零一二年 人民幣千元
一年內	44,673,462	26,320,538	42,836,455	24,137,187
第二年	50,178,735	44,435,072	49,460,875	42,541,238
第三年	27,753,646	51,730,954	27,753,646	50,990,886
第四年	13,486,290	28,830,539	13,486,290	28,830,539
超過四年	4,547,409	20,775,198	4,547,409	20,775,200
	140,639,542	172,092,301	138,084,675	167,275,050

46. 承諾(續)

(b) 經營性租賃承諾

於資產負債表日，本集團及本公司對經營性租賃有如下最低付款承諾：

	集團		公司	
	二零一三年 人民幣千元	二零一二年 人民幣千元	二零一三年 人民幣千元	二零一二年 人民幣千元
飛機、發動機及飛行設備				
一年內	4,201,333	3,833,550	1,571,317	1,311,104
第二年	3,698,437	3,504,777	1,351,686	1,171,718
第三年至第五年(包括首尾兩年)	8,651,235	7,900,135	3,282,584	2,911,533
五年以後	5,581,285	6,438,693	409,513	1,464,294
	22,132,290	21,677,155	6,615,100	6,858,649
土地及樓宇				
一年內	275,594	240,084	115,319	92,902
第二年	181,125	176,726	53,222	51,588
第三年至第五年(包括首尾兩年)	414,552	413,229	61,103	102,227
五年以後	2,178,765	2,072,525	6,452	12,448
	3,050,036	2,902,564	236,096	259,165
	25,182,326	24,579,719	6,851,196	7,117,814

47. 有關連人士交易

本集團由中國東航集團控制。於二零一三年十二月三十一日，中國東航集團直接持有本公司40.03%之股權(二零一二年：42.84%)。此外，二零一三年十二月三十一日，中國東航集團通過其全資附屬公司東航國際控股(香港)有限公司擁有本公司20.72%的股權(二零一二年：17.09%)。

(a) 控制或受本集團控制之外的其他與本集團有關聯人士：

有關聯人士名稱	與本集團關係
東航財務	受同一母公司控制
昆明東美航空旅遊有限公司(「昆明東美」)	受同一母公司控制
東美旅遊	本公司之聯營公司
西安東美航空旅遊有限公司(「西安東美」)	受同一母公司控制
東航進出口	本公司之聯營公司
機輪剎車	本公司之合營公司
科技宇航	本公司之合營公司
上海普惠	本公司之聯營公司
上海東方航空食品有限公司(「上海航食」)	受同一母公司控制
東航傳媒	本公司之聯營公司
上海東方航空實業公司(「東航實業」)	受同一母公司控制
上海滬特航空技術有限公司(「上海滬特」)	受同一母公司控制
上海航旅國際貨運代理有限公司(「航旅國際貨運代理」)	受同一母公司控制
上海民航華東凱亞系統集成有限公司(「華東凱亞」)	受同一母公司控制
上海航空進出口有限公司(「上航進出口」)	本公司之聯營公司
上海東方航空投資有限公司(「東航投資」)	本公司之聯營公司
東航旅業投資(集團)有限公司(「東航旅業」)	受同一母公司控制
捷星香港	本公司之聯營公司

47. 有關連人士交易(續)

(b) 有關連人士交易

交易性質	有關連人士	關聯交易定價方式及決策程式	收入/(費用或支付金額) 二零一三年 人民幣千元	二零一二年 人民幣千元
與中國東航集團或由中國東航集團直接或間接控制的公司:				
存款利息收入,年平均利率0.35%(二零一二年:年平均利率0.39%)	東航財務	(iv)	25,352	45,996
機票銷售佣金,銷售票款金額的3%至9%	東美旅遊	(ii)	(9,836)	(12,438)
	昆明東美	(ii)	–	(4,858)
	西安東美	(ii)	–	(2,540)
購買飛機、飛行設備、飛行設備零件及其他固定資產及飛機維修所支付的手續費,購買價款的0.1%至2%	東航進出口	(ii)	(105,293)	(78,756)
飛機及發動機的維修及保養費用	機輪剎車	(ii)	(72,363)	(58,483)
	科技宇航	(ii)	(142,163)	(194,528)
	上海普惠	(ii)	(1,659,500)	(2,009,050)
餐食及機艙供應品的費用	東航食品及其附屬公司	(i)	(919,051)	(783,384)
廣告費用	東航傳媒	(ii)	(10,099)	(38,846)
媒體特許權使用費	東航傳媒	(iii)	14,908	36,030
汽車修理服務、飛機維修生產服務、供應運輸生產車輛設備以及機上供應品	東航實業	(ii)	(142,569)	(121,854)
接受設備生產及維修服務	上海滬特	(ii)	(68,653)	(47,205)
物業租賃費	中國東航集團	(ii)	(59,141)	(66,763)
收購子公司	東航旅業	(v)	(11,876)	–
收購附屬公司的非控制性權益	中國東航集團	(v)	–	(83,952)
	上航進出口	(v)	–	(20,694)
收購聯營公司的非控制性權益	東航旅業	(v)	–	(13,851)
出售聯營公司	東航投資	(v)	–	93,680

47. 有關連人士交易(續)

(b) 有關連人士交易(續)

(i) 本集團採購關聯方的產品的價格是在市場價格基礎上經雙方協商確定。

(ii) 本集團接受關聯方提供的勞務的價格是在市場價格基礎上經雙方協商確定。

(iii) 本集團為關聯方提供的勞務的價格是在市場價格基礎上經雙方協商確定。

(iv) 本集團的關聯方存款利息收入參照銀行存款基準利率基礎上經雙方協商確定。

(v) 本集團關聯方股權轉讓和出售投資的價格是按照評估價格確定。

(c) 有關連人士餘額

(i) 應收有關連公司款項

	集團		公司	
	二零一三年 人民幣千元	二零一二年 人民幣千元	二零一三年 人民幣千元	二零一二年 人民幣千元
應收賬款				
昆明東美	–	4,213	–	–
航旅國際貨運代理	793	–	–	–
中貨航	–	–	1,412,611	2,181,624
其他	672	4,308	81,898	6,305
	1,465	8,521	1,494,509	2,187,929
預付款及其他應收款				
東航進出口	169,081	370,125	46,821	309,119
華東凱亞	13,960	19,694	13,685	19,694
上海航空	–	–	6,286,777	2,245,339
中貨航	–	–	459,177	748,386
中聯航	–	–	167,339	638,234
東航雲南	–	–	438,399	462,702
東航武漢	–	–	172,207	34,518
其他	18,391	13,025	151,892	119,560
	201,432	402,844	7,736,297	4,577,552

所有應收有關連公司款項，均為貿易性質，不帶息並給予與貿易客戶相同的正常還款期。

47. 有關連人士交易(續)

(c) 有關連人士餘額(續)

(ii) 應付有關連公司款項

	集團		公司	
	二零一三年 人民幣千元	二零一二年 人民幣千元	二零一三年 人民幣千元	二零一二年 人民幣千元
應付賬款及應付票據				
東航進出口	942,442	1,210,603	860,846	852,156
上海普惠	4	467,885	4	422,574
東航食品	3,916	134,696	2,640	119,953
科技宇航	29,480	63,136	2,335	60,201
中貨航	–	–	928,734	1,736,158
東航雲南	–	–	514,732	1,264,452
上海航空	–	–	1,599,575	947,158
東航江蘇	–	–	457,512	757,453
中聯航	–	–	632,595	724,879
其他	20,577	73,324	381,101	289,818
	996,419	1,949,644	5,380,074	7,174,802
其他應付款及預提費用				
東航進出口	44,748	96,861	44,748	96,811
中國東航集團	62,887	73,020	62,887	72,997
上海普惠	322,986	–	238,302	–
東航食品	223,850	–	4,520	–
東航海外(香港)有限公司	–	–	4,522,460	1,557,295
中貨航	–	–	166,363	220,054
中聯航	–	–	152,278	188,379
上海航空	–	–	181,033	93,955
其他	48,109	25,003	56,716	182,737
	702,580	194,884	5,429,307	2,412,228

所有應付有關連公司款項,除了應付中國東航集團款項為代墊款外,全為貿易性質。所有應付有關連公司款項全為不帶息及給予跟貿易客戶一樣的正常還款期。

47. 有關連人士交易(續)

(c) 有關連人士餘額(續)

(iii) 與聯營公司及中國東航集團短期存款以及短期貸款

	平均利率		集團		公司	
	二零一三年	二零一二年	二零一三年	二零一二年	二零一三年	二零一二年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
短期存款(包括在限制性銀行存款及短期銀行存款內)「**東航財務**」	0.39%	0.39%	620,364	1,451,526	265,090	3,713
短期借款(包括在借款內)「**東航財務**」	4.01%	4.98%	1,421,070	675,426	800,000	–
長期借款(包括在借款內)「**東航財務**」	5.76%	5.64%	165,000	165,000	–	–

(d) 控股公司作出的擔保

於二零一三年十二月三十一日,本集團無由中國東航集團擔保的銀行借款(二零一二年:人民幣0.95億元)(附註34)。

(e) 高級行政人員酬金

已付或應付給高級行政人員的酬金主要由工資和其他短期職工福利組成,分析如下:

	二零一三年	二零一二年
	人民幣千元	人民幣千元
董事及監事(附註9(a))	3,928	3,393
高級行政人員	3,331	2,742
	7,259	6,135

以上關鍵管理人員同時享受本集團給予的退休後福利,上述薪酬未包含該項金額。

48. 最終控股公司

本公司的董事以中國東航集團，一家於中國成立的國有企業為本公司最終控股公司。

49. 資產負債表日後事項

(a) 本公司於2014年2月28日與空中客車公司在中國上海簽訂《購買A320NEO飛機協定》，向空客公司購買70架空客A320NEO飛機，上述飛機將於2018年至2020年分批交付於本公司。

(b) 本公司於2014年2月28日與客中客車公司就本公司出售七架空客A300-600型飛機以及若干航材備發訂立協議。

(c) 本公司於2014年3月6日發行了人民幣25億元的有擔保債券，交割日為2014年3月13日。該債券將於2017年3月13日到期，年利率為4.8%。本次發行已經於本公司2011年6月29日召開的2010年度股東大會審議通過。

(d) 根據本公司2014年3月26日董事會通過的決議，同意本公司按照原有股權結構同比例向東航財務增資人民幣37, 500萬元，具體實施授權公司總經理負責。

50. 比較數據

如附註2a (ii)所述，由於本年度提前採用了若干企業會計準則，財務報表中相關專案的會計處理和列報以及財務報表中的金額已經過調整，以符合新的要求。相應地，2012年1月1日的資產負債表也被重述。同時相關比較數據已經過重述以符合當年的列報表述。

後附合併財務資料摘自本集團根據中國會計準則編製的合併財務報表。

簡化合併利潤表

(按中國企業會計準則編製)

截至二零一三年十二月三十一日止年度

	二零一三年 人民幣千元	二零一二年 人民幣千元 已重述
營業收入	88,009,236	86,409,257
減：營業成本	(80,338,644)	(75,539,288)
營業稅金及附加	(306,374)	(670,131)
銷售費用	(5,909,724)	(5,443,022)
管理費用	(2,838,612)	(3,021,007)
財務費用／(收入)，淨值	440,300	(1,464,341)
資產減值損失	(183,866)	19,927
加：公允價值變動收益	18,338	24,831
投資收益	68,053	234,058
營業利潤	(1,041,293)	550,284
加：營業外收入	3,319,400	2,711,511
減：營業外支出	(57,541)	(23,239)
利潤總額	2,220,566	3,238,556
減：所得稅費用	(124,281)	(207,692)
淨利潤	2,096,285	3,030,864
歸屬於：		
－本公司權益持有者	2,376,037	3,173,196
－非控制性權益	(279,752)	(142,332)
	2,096,285	3,030,864

簡化合併資產負債表

(按中國企業會計準則編製)

截至二零一三年十二月三十一日止年度

	二零一三年 人民幣千元	二零一二年 人民幣千元 已重述
資產		
流動資產	12,609,920	12,751,731
長期股權投資	1,497,432	1,251,631
固定資產及在建工程	109,029,447	94,360,818
商譽	9,027,595	9,027,595
無形資產及其他非流動資產	5,222,653	4,154,195
遞延所得稅資產	389,466	124,658
資產合計	137,776,513	121,670,628
負債及股東權益		
流動負債	53,081,703	49,000,253
非流動負債(不包括遞延所得稅負債)	58,374,537	53,196,817
遞延所得稅負債	29,550	29,326
負債合計	111,485,790	102,226,396
本公司權益持有者	24,616,699	17,922,345
非控制性權益	1,674,024	1,521,887
總權益	26,290,723	19,444,232
負債及股東權益合計	137,776,513	121,670,628

(A) 國際財務報告準則與中國企業會計準則的重大差異

本集團採用國際財務報告準則在若干方面與中國企業會計準則存在差異。國際財務報告準則及中國企業會計準則的差異對本公司權益持有者應佔利潤及本公司合併淨資產的重大影響總括如下：

	二零一三年 人民幣千元	二零一二年 人民幣千元 已重述
本公司權益持有者應佔合併利潤		
根據中國企業會計準則列示	2,376,037	3,173,196
國際財務報告準則及其他調整的影響：		
－無形資產（商譽）(a)	–	–
－由於不同可使用年限造成飛機及發動機折舊的差異(b)	(3,466)	(21,958)
－同一控制下企業合併調整	–	(332)
－其他	–	(79,392)
根據國際財務報告準則列	2,372,571	3,071,514

	二零一三年 人民幣千元	二零一二年 人民幣千元 已重述
本公司權益持有者應佔合併淨資產		
根據中國企業會計準則列示	24,616,699	17,922,345
國際財務報告準則及其他調整的影響：		
－無形資產（商譽）(a)	2,242,100	2,242,100
－由於不同可使用年限造成飛機及發動機折舊的差異(b)	49,435	52,901
－同一控制下企業合併的調整	–	(4,061)
－非控制性權益(c)	(5,918)	(5,918)
根據國際財務報告準則列	26,902,316	20,207,367

(a) 在國際財務報告準則及中國企業會計準則和制度下，由於對收購上航股份的合併對價及可辨認資產及負債的公允價值的確認及計量有所不同，因此，所確認的無形資產／商譽的金額亦有所不同。

(b) 根據中國企業會計準則，於二零零一年六月三十日前，飛機及發動機的折舊以其成本減去3%的殘值後按10至15年之預計可使用年限以直線法計提折舊；自二零零一年七月一日起，飛機及發動機的折舊以成本減去5%殘值後，按預計可使用年限15至20年計提折舊，此變更採用未來適用法處理，以致在執行上述變更當年相關飛機及發動機在中國企業會計準則的賬面淨值與國際財務報告準則的賬面淨值不同。該差異將會在今後年度中逐漸減少，並且在相關資產處置或提足折舊時予以完全抵消。

(c) 此乃以上項目對非控制性權益之影響。

公司資料

董事

劉紹勇(*董事長*)
馬須倫(*副董事長、總經理*)
徐　昭(*董事*)
顧佳丹(*董事*)
李養民(*董事、副總經理*)
唐　兵(*董事、副總經理*)
劉克涯(*獨立非執行董事*)
季衛東(*獨立非執行董事*)
邵瑞慶(*獨立非執行董事*)
李若山(*獨立非執行董事*)
馬蔚華(*獨立非執行董事*)

監事

于法鳴(*監事會主席*)
席　晟(*監事*)
巴勝基(*監事*)
馮金雄(*監事*)
燕泰勝(*監事*)

高級管理人員

吳永良(*副總經理、財務總監*)
田留文(*副總經理*)
馮　亮(*副總經理*)
孫有文(*副總經理*)
汪　健(*董事會秘書、聯席公司秘書*)

附註：　自二零一四年三月二十四日起，副總經理舒明江先生不再擔任本公司副總經理，孫有文先生獲委任為本公司副總經理。

公司秘書

汪　健
魏偉峰

授權代表

劉紹勇
汪　健

公司網址

http://www.ceair.com

公司電子信箱

ir@ceair.com

公司辦公地址

上海市虹橋路2550號

公司股票簡況

A股上市地：上海證券交易所	股票簡稱：東方航空	股票代碼：600115
H股上市地：香港聯合證券交易所	股票簡稱：東方航空	股票代碼：00670
ADR上市地：紐約證券交易所	股票簡稱：China Eastern	股票代碼：CEA

核數師

香港年報核數師：	安永會計師事務所 香港中環添美道1號中信大廈22樓
境內及美國年報核數師：	安永華明會計師事務所（特殊普通合夥） 中國北京市東城區東長安街1號東方廣場安永大樓16層

法律顧問

香港：貝克麥堅時律師事務所
美國：貝克麥堅時律師事務所
中國：北京市通商律師事務所

主要往來銀行

中國工商銀行上海市分行
中國建設銀行上海市分行
中國銀行上海分行

股份過戶登記處

香港中央證券登記有限公司
香港皇后大道東183號
合和中心十七樓1712–1716號鋪

The Bank of New York
101 Barclay Street
New York, NY 10286 USA

中國證券登記結算有限責任公司上海分公司
上海市浦東新區陸家嘴東路166號3層

主要香港營業地址

香港金鐘道95號統一中心31樓B室

限售流通股票的存管機構

中國證券登記結算有限責任公司上海分公司

營業執照相關情況

因公司註冊資本和營業範圍發生變動，公司營業執照進行了註冊變更。

公司註冊資本：	人民幣12,674,268,860元
公司註冊地址：	上海市浦東新區國際機場機場大道66號
企業法人營業執照註冊號：	310000400111686（機場）
稅務登記號：	310043741602981
組織機構代碼：	74160298-1

C0353

中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED

www.ceair.com